Notice of Annual & Special Meeting of Shareholders

of CDG Investments Inc.

to be held July 23, 2008

Notice of Special Meeting of Shareholders

of Preo Software Inc.

to be held July 23, 2008

— and —

Notice of Joint Petition to the Court of Queen's
Bench of Alberta

— and —

Joint Information Circular

and Proxy Statement

with respect to an Arrangement involving

CDG INVESTMENTS INC.

— and —

PREO SOFTWARE INC.

June 23, 2008

No stock exchange nor any securities regulatory authority has in any way passed upon the merits of the Plan of Arrangement described in this joint information circular.

CDG INVESTMENTS INC.

June 23, 2008

Dear Shareholder:

You are invited to participate in an annual and special meeting (the "Meeting") of holders of the common shares (the "CDG Shares") of CDG Investments Inc. ("CDG") at 9:00 a.m. (Edmonton time) on July 23, 2008 in the offices of Bennett Jones LLP at 1000 ATCO Centre, 10035 – 105th Street N.W., Edmonton, Alberta.

Pursuant to an Arrangement Agreement dated June 12, 2008 and amended effective June 23, 2008 (the "Arrangement Agreement"), CDG and Preo Software Inc. ("Preo"), a software development company focused in the area of print management, have agreed to pursue a business combination by way of a plan of arrangement (the "Arrangement").  The purpose of the Meeting is for CDG Shareholders to approve the Arrangement involving CDG and Preo and certain other annual and special business as is more particularly described in the Joint Information Circular and Proxy Statement of CDG and Preo dated June 23, 2008 (the "Information Circular") attached hereto.

The Arrangement Agreement contemplates that on the effective date of the Arrangement (the "Effective Date"), CDG and Preo will be amalgamated and CDG shareholders (other than those who exercise rights of dissent or hold less than a board lot) will receive 1.0 new common share (each an "Amalco Common Share") of the amalgamated entity ("Amalco") for each CDG Share held after giving effect to a four for one (4:1) consolidation of the CDG shares.  Preo shareholders will receive 2.0 Amalco Common Shares for each common share in the capital of Preo ("Preo Share") held by them. Former CDG shareholders will own approximately 27.4% of Amalco and former Preo shareholders will own approximately 72.6% of Amalco. The exchange of Preo Shares will occur after giving effect to the conversion of the presently outstanding convertible debentures and convertible preferred shares in Preo into Preo Shares.  Preo optionholders will exchange their options for options to purchase Amalco Common Shares, which options will be governed by the new stock option plan to be adopted by Amalco upon completion of the Arrangement.  See "Effect of the Arrangement upon Shareholders" and "Related Transactions" in the Information Circular.

For a complete description and ordering of the transactions which will occur on the Effective Date, see "Description of the Arrangement" and "Procedure for the Arrangement to Become Effective" in the Information Circular.

The resolution approving the Arrangement must be approved by 66⅔% of the votes cast by CDG Shareholders, in person or by proxy at the Meeting.  The Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta.  Further details of the Meeting are included in the enclosed notice of the Meeting.

The Arrangement also requires approval by the shareholders of Preo.  Preo has also scheduled a special meeting of its shareholders for July 23, 2008 to approve the Arrangement.

Meyers Norris Penny LLP has provided the board of directors of CDG with its opinion that the consideration to be received by CDG Shareholders pursuant to the Arrangement is fair, from a financial point of view, to CDG Shareholders.  The independent members of the CDG board of directors, based upon their own investigations, including their consideration of the fairness opinion of Meyers Norris Penny LLP, have unanimously concluded that the Arrangement is in the best interests of CDG and CDG Shareholders and recommend that CDG Shareholders vote in favour of the Arrangement. Directors that have an interest in the transaction abstained from voting on such matters.

The Information Circular contains a detailed description of the Arrangement, as well as detailed information regarding CDG, Preo and Amalco following completion of the Arrangement.  Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.  Regardless of the number of CDG Shares you own or whether you plan to attend the Meeting, it is important that your CDG Shares be represented and voted.  If you are unable to attend the Meeting in person, please complete and deliver the applicable form of proxy which is enclosed in order to ensure your representation at the Meeting.

On behalf of the CDG board of directors, thank you for your support.

Sincerely,

CDG Investments Inc.

(Signed) "Robert G. Ingram"

President and Chief Executive Officer

PREO SOFTWARE INC.

June 23, 2008

Dear Shareholder:

You are invited to participate in a special meeting (the "Meeting") of holders of the Class A common voting shares and the Class A senior convertible preferred voting shares (collectively, the "Preo Shares") of Preo Software Inc. ("Preo") at 8:00 a.m. (Edmonton time) on July 23, 2008 in the offices of Bennett Jones LLP, 1000 ATCO Centre, 10035 – 105th Street N.W., Edmonton Alberta.

Pursuant to an Arrangement Agreement dated June 12, 2008 and amended effective June 23, 2008 (the "Arrangement Agreement"), Preo and CDG Investments Inc.  ("CDG"), a public holding company, have agreed to pursue a business combination by way of a plan of arrangement (the "Arrangement").  The purpose of the Meeting is for Preo Shareholders to approve the Arrangement involving Preo and CDG as more particularly described in the Joint Information Circular and Proxy Statement of Preo and CDG dated June 23, 2008 (the "Information Circular") attached hereto.

The Arrangement Agreement contemplates that on the effective date of the Arrangement (the "Effective Date"), CDG and Preo will be amalgamated and Preo Shareholders (other than those who exercise rights of dissent) will each receive a number of new common shares (each an "Amalco Common Share") of the amalgamated entity ("Amalco") equal to the number of Preo Shares held by them multiplied by 2.0.  Former Preo shareholders will own approximately 72.6% of Amalco and former CDG shareholders will own approximately 27.4% of Amalco. The exchange of Preo Shares will occur after giving effect to the conversion of the presently outstanding convertible debentures and convertible preferred shares in Preo into Preo Shares.  Shareholders of CDG (other than those who exercise rights of dissent or hold less than a board lot) will receive 1.0 Amalco Common Share for each CDG common share held after giving effect to a four for one (4:1) consolidation of the CDG Shares.  Preo optionholders will exchange their options for options to purchase Amalco Common Shares, which options will be governed by the new stock option plan to be adopted by Amalco upon completion of the Arrangement. See "Effect of the Arrangement upon Shareholders" and "Related Transactions" in the Information Circular.

For a complete description and ordering of the transactions which will occur on the Effective Date, see "Description of the Arrangement" and "Procedure for the Arrangement to Become Effective" in the Information Circular.

The resolution approving the Arrangement must be approved by 66⅔% of the votes cast by Preo Shareholders, voting together as a single class, in person or by proxy at the Meeting.  The Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta.  Further details of the Meeting are included in the enclosed notice of the Meeting.

The Arrangement also requires approval by the shareholders of CDG.  CDG has also scheduled an annual and special meeting of its shareholders for July 23, 2008 to approve the Arrangement.

The independent members of the Preo board of directors, based upon their own investigations, have unanimously concluded that the Arrangement is in the best interests of Preo and Preo Shareholders and recommend that Preo Shareholders vote in favour of the Arrangement. Directors that have an interest in the transaction abstained from voting on such matters.

The Information Circular contains a detailed description of the Arrangement, as well as detailed information regarding Preo, CDG and Amalco following completion of the Arrangement.  Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.  Regardless of the number of Preo Shares you own or whether you plan to attend the Meeting, it is important that your Preo Shares be represented and voted.  If you are unable to attend the Meeting in person, please complete and deliver the applicable form of proxy which is enclosed in order to ensure your representation at the Meeting.

On behalf of the Preo board of directors, thank you for your support.

Sincerely,

Preo Software Inc.

(Signed) "Gary McCone"

President and Chief Executive Officer

CDG INVESTMENTS INC.

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

To be held July 23, 2008

TAKE NOTICE THAT, pursuant to an order of the Court of Queen's Bench of Alberta dated June 18, 2008 (the "Interim Order"), an annual and special meeting (the "Meeting") of holders ("CDG Shareholders") of common shares (the "CDG Shares") of CDG Investments Inc. ("CDG") will be held on July 23, 2008 at 9:00 a.m. (Edmonton time) in the offices of Bennett Jones LLP, 1000 ATCO Centre, 10035 – 105th Street N.W., Edmonton, Alberta, for the following purposes:

1.

to receive the audited financial statements of CDG for the fiscal years ended September 30, 2006 and 2007, together with the auditors' reports thereon;

2.

to consider and, if thought appropriate, to pass, with or without variation, a special resolution, the full text of which is set forth in the accompanying Joint Information Circular and Proxy Statement of CDG and Preo Software Inc. ("Preo") dated June 23, 2008 (the "Information Circular"), to approve an amendment to the articles of CDG to consolidate the CDG Shares on a four (4) to one (1) basis;

3.

to consider and, if thought appropriate, to pass, with or without variation, a special resolution (the "CDG Special Resolution"), the full text of which is set forth in Appendix A to the accompanying Information Circular, to approve a plan of arrangement involving CDG and Preo as more particularly described in the Information Circular;

4.

if the CDG Special Resolution is approved, to consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution to adopt a new stock option plan for the amalgamated entity succeeding CDG and Preo upon completion of such arrangement ("Amalco"), as more particularly described in the Information Circular;

5.

to elect the board of directors of CDG (which if the CDG Special Resolution is approved will be the present board of directors of Preo who will become the board of directors of Amalco, or if the CDG Special Resolution is not approved will be the present board of directors of CDG)  to serve until the next annual meeting of the shareholders (of CDG or Amalco as the case may be) or until their successors are duly elected or appointed;

6.

if the CDG Special Resolution is approved, to appoint Collins Barrow Calgary LLP, Chartered Accountants, as auditors of Amalco and to authorize the directors to fix the auditors' remuneration;

7.

if the CDG Special Resolution is not approved, to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of CDG and to authorize the directors to fix the auditors' remuneration; and

8.

to transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

Specific information relating to the matters to be put before the Meeting (including the text of the CDG Special Resolution) is set forth in the Information Circular.

The record date for determination of CDG Shareholders entitled to receive notice of and to vote at the Meeting is June 23, 2008.  Only CDG Shareholders whose names have been entered into the register of shareholders of CDG on the close of business on that date and holders of CDG Shares issued by CDG after the record date and prior to the Meeting will be entitled to vote at the Meeting, providing that, to the extent that a holder of CDG Shares transfers the ownership of any of his CDG Shares after such date and the transferee of those CDG Shares establishes that he owns the CDG Shares and demands, not later than 10 days before the Meeting, to be included in the list of CDG Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those CDG Shares at the Meeting.

CDG Shareholders may attend the Meeting in person or may be represented thereat by proxy.  A form of proxy for use at the Meeting or any adjournment thereof is enclosed with this Notice.  CDG Shareholders who are unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy to Computershare Trust Company of Canada ("Computershare"), either by mail or in person at 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department (a self-addressed envelope is enclosed).  In order to be valid, proxies must be received by Computershare at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof.

Registered holders of CDG Shares have the right to dissent with respect to the CDG Special Resolution and, if the CDG Special Resolution becomes effective, to be paid the fair value of their CDG Shares in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta) and the arrangement agreement dated June 12, 2008 and amended effective June 23, 2008 between CDG and Preo (the "Arrangement Agreement"), as amended by the Interim Order.  A CDG Shareholder's right to dissent is more particularly described in the Information Circular and the text of Section 191 of the Business Corporations Act (Alberta) is set forth in Appendix K to the Information Circular.  A dissenting CDG Shareholder must send to the President and Chief Executive Officer of CDG a written objection to the CDG Special Resolution, which written objection must be received by CDG, at its head and registered office (500, 926 – 5th Avenue S.W., Calgary, Alberta, T2P 0N7), by 2:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Meeting.

Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta) and the Plan of Arrangement contained in the Arrangement Agreement, as amended by the Interim Order, may result in the loss of any right to dissent.  Persons who are beneficial owners of CDG Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of CDG Shares are entitled to dissent.  Accordingly, a beneficial owner of CDG Shares desiring to exercise the right to dissent must make arrangements for the CDG Shares beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the CDG Special Resolution is required to be received by CDG or, alternatively, make arrangements for the registered holder of such CDG Shares to dissent on behalf of the beneficial holder.

DATED at Calgary, Alberta the 23th day of June, 2008.

BY ORDER OF THE BOARD OF DIRECTORS OF CDG INVESTMENTS INC.

(Signed) "Robert G. Ingram"

President and Chief Executive Officer

PREO SOFTWARE INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held July 23, 2008

TAKE NOTICE THAT, pursuant to an order of the Court of Queen's Bench of Alberta dated June 18, 2008 (the "Interim Order"), a special meeting (the "Meeting") of holders ("Preo Shareholders") of Class A common voting shares and Class A senior convertible preferred voting shares (collectively, the "Preo Shares") of Preo Software Inc. ("Preo") will be held on July 23, 2008 at 8:00 a.m. (Edmonton time) in the offices of Bennett Jones LLP, 1000 ATCO Centre, 10035 – 105th Street N.W., Edmonton, Alberta, for the following purposes:

1.

to consider and, if thought appropriate, to pass, with or without variation, a special resolution (the "Preo Special Resolution"), the full text of which is set forth in Appendix B to the accompanying Joint Information Circular and Proxy Statement of Preo and CDG Investments Inc. ("CDG") dated June 23, 2008 (the "Information Circular"), to approve a plan of arrangement involving Preo and CDG as more particularly described in the Information Circular,

2.

if the Preo Special Resolution is approved, to consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution to adopt a new stock option plan for the amalgamated entity succeeding CDG and Preo upon completion of such arrangement ("Amalco"), as more particularly described in the Information Circular;

3.

if the Preo Special Resolution is approved, to elect the board of directors of Amalco  to serve until the next annual meeting of the shareholders of Amalco or until their successors are duly elected or appointed;

4.

if the Preo Special Resolution is approved, to appoint Collins Barrow Calgary LLP, Chartered Accountants, as the auditors of Amalco and to authorize the directors to fix the auditors' remuneration; and

5.

to transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

Specific information relating to the matters to be put before the Meeting (including the text of the Preo Special Resolution) is set forth in the Information Circular.

The record date for determination of Preo Shareholders entitled to receive notice of and to vote at the Meeting is June 23, 2008.  Only Preo Shareholders whose names have been entered into the register of shareholders of Preo on the close of business on that date and holders of Preo Shares issued by Preo after the record date and prior to the Meeting will be entitled to vote at the Meeting, providing that, to the extent that a holder of Preo Shares transfers the ownership of any of his Preo Shares after such date and the transferee of those Preo Shares establishes that he owns the Preo Shares and demands, not later than 10 days before the Meeting, to be included in the list of Preo Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Preo Shares at the Meeting.

Preo Shareholders may attend the Meeting in person or may be represented thereat by proxy.  A form of proxy for use at the Meeting or any adjournment thereof is enclosed with this Notice.  Preo Shareholders who are unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy to Preo's principal office either by mail or in person at 202, 3553-31st Street N.W., Calgary, Alberta, T2L 2K7 (a self-addressed envelope is enclosed).  In order to be valid, proxies must be received by Preo at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof.

Registered holders of Preo Shares have the right to dissent with respect to the Preo Special Resolution and, if the Preo Special Resolution becomes effective, to be paid the fair value of their Preo Shares in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta) and the arrangement agreement dated June 12, 2008 and amended effective June 23, 2008 between Preo and CDG (the "Arrangement Agreement"), as amended by the Interim Order.  A Preo Shareholder's right to dissent is more particularly described in the Information Circular and the text of Section 191 of the Business Corporations Act (Alberta) is set forth in Appendix K to the Information Circular.  A dissenting Preo Shareholder must send to the President and Chief Executive Officer of Preo a written objection to the Preo Special Resolution, which written objection must be received by Preo, at its head office (202, 3553-31st Street N.W., Calgary, Alberta, T2L 2K7), by 2:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Meeting.

Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta) and the Plan of Arrangement contained in the Arrangement Agreement, as amended by the Interim Order, may result in the loss of any right to dissent.  Persons who are beneficial owners of Preo Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Preo Shares are entitled to dissent.  Accordingly, a beneficial owner of Preo Shares desiring to exercise the right to dissent must make arrangements for the Preo Shares beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the Preo Special Resolution is required to be received by Preo or, alternatively, make arrangements for the registered holder of such Preo Shares to dissent on behalf of the beneficial holder.

DATED at Calgary, Alberta the 23th day of June, 2008.

BY ORDER OF THE BOARD OF DIRECTORS OF PREO SOFTWARE INC.

(Signed) "Gary McCone"

President and Chief Executive Officer

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF EDMONTON

IN THE MATTER OF Section 193 of the Business Corporations Act,

R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF a Plan of Arrangement proposed by

CDG Investments Inc. and Preo Software Inc. involving

CDG Investments Inc. and its shareholders and Preo Software Inc. and its shareholders

NOTICE OF JOINT PETITION

NOTICE IS HEREBY GIVEN that a joint petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Edmonton (the "Court"), by Preo Software Inc. ("Preo") and CDG Investments Inc. ("CDG") with respect to a proposed arrangement (the "Arrangement") under Section 193 of the Business Corporations Act, R.S.A. 2000, C. B-9, as amended (the "ABCA"), among Preo, holders of Class A common voting shares in the capital of Preo ("Preo Common Shares") and Class A senior convertible preferred voting shares in the capital of Preo ("Preo Preferred Shares") (the Preo Common Shares and the Preo Preferred Shares are collectively referred to herein as the "Preo Shares") (collectively, "Preo Shareholders"), CDG and the holders (the "CDG Shareholders") of common shares in the capital of CDG ("CDG Shares"), which Arrangement is described in greater detail in the Joint Information Circular and Proxy Statement of Preo and CDG dated June 23, 2008 accompanying this Notice of Joint Petition.

AND NOTICE IS FURTHER GIVEN that the said Petition will be heard before the presiding Justice in Chambers at the Law Courts Building, 1A Sir Winston Churchill Square, Edmonton, Alberta, Canada, on the 24th day of July, 2008 at 9:00 a.m. (Edmonton time) or as soon thereafter as counsel may be heard.

At the hearing of the Petition, Preo and CDG intend to seek the following:

(i)

an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA and the terms and conditions of the Arrangement Agreement;

(ii)

an order declaring that the registered Preo Shareholders and the registered CDG Shareholders shall have the right to dissent in respect of the Arrangement pursuant to the provisions of Section 191 of the ABCA, as modified by the interim order of the Court dated June 18, 2008 and the Plan of Arrangement;

(iii)

a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(iv)

a declaration that the Arrangement will, upon filing of the Articles of Arrangement pursuant to the provisions of section 193 of the ABCA, and the issuance of the Certificate of Amendment and Registration of Restated Articles with respect to the  4:1 consolidation of CDG shares (if necessary), the issuance of a Certificate of Amendment and Registration of Restated Articles under the ABCA with respect to the conversion of Preo Preferred Shares to Preo Common Shares and the issuance of a Certificate of Amalgamation, become effective in accordance with its terms;

(v)

a declaration that the resolutions approving the new stock option plan of the amalgamated entity resulting following completion of the Arrangement approved at each of the meetings of shareholders of Preo and CDG will be effective as a resolution of the post-Arrangement shareholders of the amalgamated entity;

(v)

a declaration that the resolutions approving the directors of the amalgamated entity resulting following completion of the Arrangement approved at each of the meetings of shareholders of Preo and CDG will be effective as a resolution of the post-Arrangement shareholders of the amalgamated entity;

(vi)

a declaration that the resolutions approving the auditors of the amalgamated entity resulting following completion of the Arrangement approved at each of the meetings of shareholders of Preo and CDG will be effective as a resolution of the post-Arrangement shareholders of the amalgamated entity; and

(vii)

such other further orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that any Preo Shareholder, CDG Shareholder or other interested party desiring to support or oppose the Petition may appear at the time of hearing in person or by counsel for that purpose, provided such shareholder or other interested party files with the Court and serves upon Preo and CDG, at or before noon (Edmonton time) on July 22, 2008, a Notice of Intention to Appear, together with any evidence or materials which are to be presented to the Court, setting out such shareholder's or interested party's address for service by ordinary mail and indicating whether such shareholder or interested party intends to support or oppose the Petition or make submissions.  Service on Preo or CDG is to be effected by delivery to the solicitors for Preo or CDG at the addresses set forth below.  If any such shareholder or interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Preo and CDG and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated June 18, 2008, has given directions as to the calling and holding of the special meeting of Preo Shareholders and the annual and special meeting of CDG Shareholders for the purpose of such shareholders voting upon the special resolutions to approve the Arrangement and, in particular, has directed that registered holders of Preo Shares and CDG Shares shall have the right to dissent under the provisions of Section 191 of the ABCA upon compliance with the terms of the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Preo Shareholder, CDG Shareholder or other interested party requesting the same by the undermentioned solicitors for Preo or CDG upon written request delivered to such solicitors as follows:

Bennett Jones LLP

TingleMerrett LLP

1000 ATCO Centre

1250 Standard Life Building

10035 – 105 Street N.W.

639 – 5th Avenue S.W.

Edmonton, Alberta  T5J 3T2

Calgary, Alberta  T2P 0M9

Attention: David M. Hawreluk

Attention: Scott M. Reeves

DATED at the City of Edmonton, in the Province of Alberta, this 23th day of June, 2008.

By order of the board of directors of

PREO SOFTWARE INC.

(Signed) "Gary McCone"

President and Chief Executive Officer

By order of the board of directors of

CDG INVESTMENTS INC.

(Signed) "Robert G. Ingram"

President and Chief Executive Officer

INFORMATION CIRCULAR

1

CURRENCY AND EXCHANGE RATES

1

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

1

INFORMATION FOR UNITED STATES SHAREHOLDERS

2

General

2

Presentation of Financial Information

3

SUMMARY

9

The Meetings

9

The Arrangement

9

The Companies

9

Reasons for the Arrangement

10

Fairness Opinion of MNP

11

Recommendations to Shareholders

11

What Shareholders Will Receive under the Arrangement

11

Who Can Vote at the Meetings

12

Shareholder Votes Required

12

Stock Exchange Listing Approval

13

Court Approval

13

Federal Income Tax Consequences of the Arrangement

13

Pro Forma Consolidated Financial and Operational Information

14

Risk Factors

15

DESCRIPTION OF THE ARRANGEMENT

16

Background to the Arrangement

16

Reasons for the Arrangement

16

Fairness Opinion of MNP

17

Recommendation of the CDG Board

17

Recommendation of the Preo Board

17

Mechanics of the Arrangement

18

The Arrangement Agreement

21

Anticipated Accounting Treatment

23

Procedure for Exchange of Certificates by Preo Shareholders

23

Procedure for Exchange of Certificates by CDG Shareholders

24

Right to Dissent

25

Expenses of the Arrangement

27

Stock Exchange Listing

27

Eligibility for Investment in Canada

27

Resale of Amalco Common Shares

28

EFFECT OF THE ARRANGEMENT UPON SHAREHOLDERS

30

PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE

30

Procedural Steps

30

CDG Shareholder Approval

30

Preo Shareholder Approval

31

Court Approval

31

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

32

Notice to U.S. Shareholders

32

Introduction

32

EXPERTS

36

INFORMATION RELATING TO PREO

36

INFORMATION RELATING TO CDG

36

INFORMATION RELATING TO AMALCO UPON COMPLETION OF THE ARRANGEMENT

36

OTHER MATTERS CONSIDERED AT THE CDG MEETING

37

Financial Statements

37

Share Consolidation

37

Approval of the Amalco Option Plan

38

Election of Directors

40

Appointment of Auditors

41

OTHER MATTERS CONSIDERED AT THE PREO MEETING

41

Approval of the Amalco Option Plan

41

Election of Directors

42

Appointment of Auditors

43

RELATED TRANSACTIONS

43

Preo Options

43

Preo Debentures

43

Preo Shareholders Agreement

43

PROXY AND VOTING MATTERS

44

Solicitation of Proxies

44

Voting of Registered Holders of Preo Shares and CDG Shares

44

Appointment and Revocation of Proxies

44

Advice to Beneficial Owners of Preo Shares and CDG Shares

45

Voting and Principal Holders of Voting Shares

46

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE MEETINGS

47

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

48

EXTENSION OF TIME TO HOLD CDG ANNUAL MEETING

48

OTHER MATTERS

49

APPROVAL BY PREO BOARD

49

APPROVAL BY CDG BOARD

49

CONSENTS

50

Consent of TingleMerrett LLP

50

Consent of Bennett Jones LLP

50

Consent of PricewaterhouseCoopers LLP

50

Consent of Collins Barrow Calgary LLP

50

Consent of Meyers Norris Penny LLP

51

APPENDIX A – CDG Special Resolution

A-1

APPENDIX B – Preo Special Resolution

B-1

APPENDIX C – Interim Order

C-1

APPENDIX D – Arrangement Agreement (including Plan of Arrangement)

D-1

APPENDIX E – Meyers Norris Penny LLP Fairness Opinion

E-1

APPENDIX F – Information Relating to CDG

F-1

APPENDIX G – Information Relating to Preo

G-1

APPENDIX H – Amalco Pro Forma Consolidated Financial Statements

H-1

APPENDIX I – Information Relating to Amalco Post Arrangement

I-1

APPENDIX J – Amalco Option Plan

J-1

APPENDIX K – Section 191 of the Business Corporations Act (Alberta)

K-1

- i -

INFORMATION CIRCULAR

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of CDG and the management of Preo for use at the Meetings and any adjournments thereof.  No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meetings other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning CDG and Preo contained in this Information Circular has been provided by CDG and Preo, respectively.

Although CDG and Preo have no knowledge that would indicate that any of such information provided by the other is untrue or incomplete, CDG and Preo do not assume any responsibility for the accuracy or completeness of such information or the failure by such party to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to the other party.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement, a copy of which is attached at Appendix D to this Information Circular.  You are urged to carefully read the full text of the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms".  Information contained in this Information Circular is given as of June 23, 2008 unless otherwise specifically stated.

CURRENCY AND EXCHANGE RATES

In this Information Circular, all dollar amounts unless otherwise indicated are stated in Canadian dollars. The financial statements included or incorporated by reference in this Information Circular are in Canadian dollars.  The following table sets forth, for each period indicated, the high and low exchange rates, the average of such exchange rates on the last business day of each month during such period, and the exchange rate at the end of such period, based on the daily noon rate of exchange as reported by the Bank of Canada (the "noon exchange rate"). These rates are set forth as United States dollars per Cdn. $1.00 and are the inverse of the rates quoted by the Bank of Canada for Canadian dollars per US $1.00. On June 23, 2008, the noon exchange rate was Cdn. $1.00 to US $0.9840.

	Three Months Ended March 31,	Year Ended December 31,
	2008	2007	2006	2005
High	0.9686 USD	0.8437 USD	0.8528 USD	0.7872 USD
Low	1.0289 USD	1.0905 USD	0.9099 USD	0.8690 USD
Average	0.9958 USD	0.9304 USD	0.8817 USD	0.8254 USD
Period Ended	0.9729 USD	1.0120 USD	0.8581 USD	0.8577 USD

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements.  All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving CDG or Preo.  Shareholders can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof.  These forward-looking statements include statements with respect to: amounts to be retained for capital expenditures; production rates; the business plans and capitalization of CDG and Preo; the timing of the Final Order and the Effective Date of the Arrangement; and the satisfaction of listing conditions.  There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.  Forward-looking Statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular.  Although CDG and Preo believe that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.  Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, currency fluctuations, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and the risk that actual results will vary from the results forecasted and such variations may be material.

The information contained in this Information Circular identifies additional factors that could affect the operating results and performance of CDG and Preo.  You should carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.  The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and CDG and Preo undertake no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

INFORMATION FOR UNITED STATES SHAREHOLDERS

General

None of the Amalco Common Shares to be issued to U.S. Shareholders in exchange for their CDG Shares or Preo Shares have been registered under the U.S. Securities Act or applicable state securities laws and are being issued to U.S. Shareholders in reliance on the exemption from registration under the U.S. Securities Act set forth in Section 3(a)(10) thereof and in reliance on exemptions from registration under applicable state securities laws.  The solicitation of proxies for the Meetings is not subject to the requirements of section 14(a) of the U.S. Exchange Act.  The Amalco Common Shares may ultimately be held by U.S. Shareholders and will not be listed for trading on any United States stock exchange.  Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada.  CDG Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.  Specifically, information concerning the operations of CDG and Preo contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

United States tax considerations applicable to U.S. Shareholders have not been included in the Information Circular.  There may be material United States tax issues for U.S. Shareholders as a result of the Arrangement, which may include, without limitation, the possibility that the Arrangement is a taxable transaction, in whole or in part, for United States Federal income tax purposes, and the possibility that CDG and/or Preo may be classified as a "passive foreign investment company", as such term is defined in Section 1§97 of the U.S. Internal Revenue Code of 1986, as amended, for United States tax purposes, which classification would subject holders to special, generally adverse tax consequences.

U.S. Shareholders are advised to consult their tax advisors to determine the particular United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that CDG and Preo are incorporated under the laws of a jurisdiction other than the United States, that their officers and the directors, as applicable, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all of the assets of CDG and Preo and such persons are located outside the United States. You may not be able to sue such parties or their officers or directors in a non-U.S. court for violations of U.S. securities laws.  It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the U.S. or to enforce a judgment by a court in the U.S.

NONE OF THE AMALCO COMMON SHARES TO BE ISSUED TO U.S. SHAREHOLDERS HAVE BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR SUCH AUTHORITY PASSED IN THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The U.S. Securities Act imposes restrictions on the resale of Amalco Common Shares by persons who were "affiliates" (as such term is used under the U.S. Securities Act) of CDG or Preo immediately prior to the Arrangement or are "affiliates" of Amalco after the Arrangement.  See "Description of the Arrangement – Resale of Amalco Common Shares – United States".

Presentation of Financial Information

Unless otherwise indicated, financial information in this Information Circular has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").  Canadian GAAP and Canadian auditing and auditor independence standards differ in some significant respects from U.S. GAAP and U.S. auditing and auditor independence standards, and thus the financial information included in this Information Circular may not be comparable to financial information of United States companies.

The Amalco Pro Forma Consolidated Financial Statements have been prepared from the unaudited interim financial statements of CDG and Preo as at March 31, 2008 and for the three-month period then ended, and as at December 31, 2007 (audited) and for the year then ended for Preo, and as at September 30, 2007 (audited) and for the year than ended, for CDG, together with other information available to CDG and Preo.  In the opinion of management of each of CDG and Preo, the Amalco Pro Forma Consolidated Financial Statements include all material adjustments necessary for fair presentation in accordance with Canadian GAAP.  The pro forma consolidated balance sheet as at March 31, 2008 gives effect to the Arrangement as if it had occurred on March 31, 2008, while the pro forma consolidated statements of operations for the year ended December 31, 2007 and the three months ended March 31, 2008 give effect to the Arrangement as if it had occurred on January 1, 2008 and 2007 respectively.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary.  Terms and abbreviations used in the Appendices to this Information Circular are defined separately.

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9 and the Business Corporations Regulations applicable with respect thereto, as amended from time to time;

"Acquisition Proposal" means any merger, amalgamation, consolidation, arrangement, business combination, recapitalization, take-over bid, sale of material assets, material sale of treasury shares or rights or interests therein or thereto (other than a public offering of treasury shares) or similar transaction involving Preo or CDG, as the context implies, or a proposal to do so, excluding the Arrangement;

"Amalco" means the amalgamated entity succeeding CDG and Preo upon the completion of the Arrangement to be named Preo Software Inc.;

"Amalco Board" means the board of directors of Amalco following the completion of the Arrangement;

"Amalco Common Shares" means common shares in the capital of Amalco following completion of the Arrangement;

"Amalco Option Plan" means the incentive stock option plan of Amalco following completion of the Arrangement to be adopted following the Arrangement, a copy of which is attached as Appendix J to this Information Circular;

"Amalco Options" means options to purchase Amalco Common Shares to be granted under the Amalco Option Plan;

"Amalco Preferred Shares" means the preferred shares in the capital of Amalco following completion of the Arrangement;

"Amalco Pro Forma Consolidated Financial Statements" means the unaudited pro forma consolidated financial statements of Amalco following completion of the Arrangement as at March 31, 2008 and for the year ended December 31, 2007 and three months ended March 31, 2008, together with the notes thereto, copies of which are attached at Appendix H to this Information Circular;

"Amalco Shareholders" means the holders of Amalco Common Shares following completion of the Arrangement;

"AMF" means the Autorité des marches financiers;

"Arrangement" means the proposed arrangement under Section 193 of the ABCA on the terms and conditions set out in the Plan of Arrangement;

"Arrangement Agreement" means the arrangement agreement dated June 12, 2008 between CDG and Preo and all amendments thereto pursuant to which such parties have proposed to implement the Arrangement, a copy of which agreement is attached hereto as Appendix D;

"Arrangement Resolutions" means the CDG Special Resolution and the Preo Special Resolution;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

"Board Lot" means 1,000 CDG Common Shares on a post-CDG Consolidation basis and 4,000 CDG Common Shares on a pre-CDG Consolidation basis;

"business day" means any day, other than Saturday, Sunday and a statutory holiday in the Province of Alberta;

"CDG" means CDG Investments Inc., a corporation incorporated under the laws of the Province of Alberta;

"CDG Board" means the current board of directors of CDG;

"CDG Consolidation" means the 4:1 share consolidation to be completed by CDG prior to or contemporaneously with the Arrangement becoming effective with the result that the 40,959,855 CDG Common Shares outstanding as of June 23, 2008 shall have been consolidated into approximately 10,239,963 CDG Shares;

"CDG Disclosed Matter" means the possible liability of CDG explicitly disclosed in writing by CDG to Preo relating to the historical business and operations of CDG;

"CDG Dissenting Shares" means those CDG Common Shares which are the subject of validly exercised Dissent Rights;

"CDG Financial Statements" means the audited financial statements of CDG as at September 30, 2007 and 2006, together with the notes thereto, and the unaudited financial statements of CDG for the three months ended December 31, 2007 and 2006 and for the six months ended March 31, 2008 and 2007, together with the notes thereto, which are incorporated by reference to Appendix F - Information Relating to CDG;

"CDG Meeting" means the annual and special meeting of CDG Shareholders to be held on July 23, 2008 to consider and, if thought fit, to approve, with or without variation, the CDG Special Resolution and related business and to transact business related to annual matters and such other business as may properly come before the CDG Meeting or any adjournment thereof;

"CDG Notice of Meeting" means the Notice of Annual & Special Meeting of CDG Shareholders which accompanies this Information Circular;

"CDG Record Date" means the close of business on June 23, 2008 being the record date for determining which CDG Shareholders are entitled to receive notice of and vote at the CDG Meeting;

"CDG Share" means a common share in the capital of CDG before completion of the Arrangement;

"CDG Shareholders" means holders of CDG Shares;

"CDG Special Resolution" means the special resolution of the CDG Shareholders in respect of the Arrangement in the form set forth in Appendix A to this Information Circular and to be voted upon at the CDG Meeting;

"CNQ" means Canadian Trading and Quotation Systems Inc.;

"Confidentiality Agreement" means the confidentiality provisions in the agreement between CDG and Preo dated effective February 8, 2008  in respect of information relating to Preo and CDG;

"Court" means the Court of Queen's Bench of Alberta;

"Depositary" means Computershare Investor Services Inc. or any successor thereto or other entity agreed upon between CDG and Preo;

"Dissent Rights" means the right of a registered CDG Shareholder and a registered Preo Shareholder pursuant to Section 191 of the ABCA, the Plan of Arrangement and the Interim Order to dissent to the applicable Arrangement Resolutions and to be paid the fair value of the shares in respect of which the holder dissents, all in accordance with Section 191 of the ABCA, the Plan of Arrangement and the Interim Order;

"Dissenting Shareholders" means registered CDG Shareholders and/or Preo Shareholders, as the context may require, who validly exercise their Dissent Rights;

"Dissenting Shares" means the CDG Dissenting Shares and/or the Preo Dissenting Shares, as the context may require;

"Effective Date" means the date the Arrangement becomes effective under the ABCA;

"Effective Time" means 12:01 a.m. on the Effective Date;

"Exchange Value" means, as of the Effective Time, the value ascribed to the CDG Shares on a per share basis pursuant to the Plan of Arrangement;

"Final Order" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Governmental Authority" means any governmental agency or authority of Canada or the United States, any domestic state, province, territory or locality, or any foreign country, and any political subdivision or agency thereof, and includes any authority having governmental or quasi-governmental powers, including any administrative agency or commission;

"Information Circular" means this Joint Information Circular and Proxy Statement of CDG and Preo dated June 23, 2008, together with all appendices hereto;

"Interim Order" means the interim order of the Court dated June 18, 2008 concerning the Arrangement under subsection 193(4) of the ABCA, a copy of which is set forth as Appendix C to this Information Circular, as such order may be amended by the Court at any time and from time to time;

"Letters of Transmittal" means the letters of transmittal enclosed with this Information Circular for use by CDG Shareholders to exchange the CDG Shares, for Amalco Common Shares, cash or post-CDG Consolidation CDG Shares, as applicable, and "Letter of Transmittal" means one of them;

"Material Adverse Change" or "Material Adverse Effect" means, when used in connection with CDG or Preo, any change, effect, event, occurrence or change in a state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise of such party other than any change, effect, event, occurrence or change in a state of facts principally caused by a change, effect, event, occurrence or change in a state of facts in (i) the Canadian or United States economies or financial, currency exchange, securities or commodities markets in general, and (ii) the software development industry in general;

"Meetings" means the CDG Meeting and the Preo Meeting;

"MNP" means Meyers Norris Penny LLP, financial advisor to CDG;

"Notice of Joint Petition" means the Notice of Joint Petition to the Court for the Final Order which accompanies this Information Circular;

"OSC" means the Ontario Securities Commission;

"OTCBB" means the OTC Bulletin Board on the electronic quotation system overseen by the National Association of Securities Dealers, Inc.;

"person" means any individual, corporation, partnership, association, syndicate, organization, Governmental Authority, limited liability company, unlimited liability company, trust, joint venture or any other entity or group of any nature;

"Plan of Arrangement" means the plan of arrangement and any amendment or variation thereto made in accordance with the Arrangement Agreement, a copy of which is attached as Schedule A to the Arrangement Agreement attached hereto at Appendix D;

"Preo" means Preo Software Inc., a corporation incorporated pursuant to the laws of the Province of Alberta;

"Preo Board" means the current board of directors of Preo;

"Preo Common Shares" means the Class A common voting shares in the capital of Preo prior to the completion of the Arrangement as constituted on the date hereof;

"Preo Financial Statements" means the audited financial statements of Preo as at December 31, 2007 and 2006 and for the year ended December 31, 2007, the nine months ended December 31, 2006 and the year ended March 31, 2006, together with the notes thereto and the report of the auditors thereon, and the unaudited financial statements of Preo as at March 31, 2008 and 2007, together with the notes thereto, copies of which are attached hereto in Appendix G – Information Relating to Preo;

"Preo Contingent Shares" means the Amalco Common Shares equivalent in value to $300,000 based on the Exchange Value as of the Effective Time;

"Preo Dissenting Shares" means those Preo Common Shares or Preo Preferred Shares which are the subject of validly exercised Dissent Rights;

"Preo January Debenture" means the $1,350,000 15% debenture dated January 11, 2008 as supplemented on May 19, 2008 granted by Preo in favour of certain lenders, convertible into Preo Preferred Shares at a price based on the consideration for the Arrangement;

"Preo Meeting" means the special meeting of Preo Shareholders to be held on July 23, 2008 to consider and, if thought fit, to approve the Preo Special Resolution and related business and to transact such other business as may properly come before the Preo Meeting or any adjournment thereof;

"Preo Notice of Meeting" means the Notice of Special Meeting of Preo Shareholders which accompanies this Information Circular;

"Preo Option Plan" means the stock option plan of Preo dated effective February 4, 2005;

"Preo Optionholders" means holders of Preo Options;

"Preo Options" means options to purchase Preo Shares under the Preo Stock Option Plan;

"Preo Preferred Shares" means the Class A senior convertible preferred voting shares in the capital of Preo prior to the completion of the Arrangement as constituted on the date hereof;

"Preo Record Date" means the close of business on June 23, 2008 being the record date for determining which Preo  Shareholders are entitled to receive notice of and vote at the Preo Meeting;

"Preo Shareholders" means the holders of Preo Shares;

"Preo Shareholders' Agreement" means the Significant Shareholders Agreement made among Preo and certain shareholders of Preo dated effective February 4, 2005, as amended by a Written Consent of Significant Shareholders of Preo Software Inc. dated September 9, 2005;

"Preo Shares" means, collectively, Preo Common Shares and the Preo Preferred Shares;

"Preo Special Resolution" means the special resolution of the Preo Shareholders in respect of the Arrangement in the form set forth in Appendix B to this Information Circular and to be voted upon at the Preo Meeting;

"Registrar" means the Registrar of Corporations for the Province of Alberta appointed under section 263 of the ABCA;

"SEC" means the United States Securities and Exchange Commission;

"Shareholders" means CDG Shareholders and Preo Shareholders;

"Tax Act" means the Income Tax Act, R.S.C. 1985, c.1 (5th Supp) as amended, including the regulations promulgated thereunder;

"TSX-V" means the TSX Venture Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Person" means a "U.S. Person" as defined in Rule 902(k) made under the U.S. Securities Act;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"U.S. Shareholder" means a Shareholder who is, at the Effective Time, either resident in the United States or a U.S. Person;

"United States" and "U.S." mean the United States of America, its territories and possessions, any state of the United States, and the District of Columbia; and

"61-101" means Multilateral Instrument 61-101 published by the OSC and the AMF.

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders and the term "including" shall mean including without limitation.

SUMMARY

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto.  Terms with initial capital letters used in this summary are defined in the "Glossary of Terms".  In this summary, all dollar amounts unless otherwise indicated are stated in Canadian dollars.

The Meetings

The CDG Meeting will be held on July 23, 2008 at 9:00 a.m. (Edmonton time) in the offices of Bennett Jones LLP, 1000 ATCO Centre, 10035 – 105th Street N.W., Edmonton, Alberta for the purposes set forth in the CDG Notice of Meeting.  The business of the CDG Meeting will be to consider and vote upon the CDG Special Resolution and other matters.  See "Description of the Arrangement" and "Other Matters Considered at the CDG Meeting".

The Preo Meeting will be held on July 23, 2008 at 8:00 a.m. (Edmonton time) in the offices of Bennett Jones LLP, 1000 ATCO Centre, 10035 – 105th Street N.W., Edmonton, Alberta for the purposes set forth in the Preo Notice of Meeting.  The business of the Preo Meeting will be to consider and vote upon the Preo Special Resolution and other matters.  See "Description of the Arrangement" and "Other Matters Considered at the Preo Meeting".

The Arrangement

Pursuant to the Arrangement Agreement, Preo and CDG have agreed to pursue a business combination by way of a plan of arrangement.  In accordance with the provisions of the Arrangement Agreement CDG and Preo will be amalgamated. CDG Shareholders (excluding Dissenting Shareholders and CDG Shareholders with less than a Board Lot) will receive 1.0 Amalco Common Share for each CDG Share held after giving effect to the CDG Consolidation.  Preo Shareholders (excluding Dissenting Shareholders) will receive 2.0 Amalco Common Shares for each Preo Share held by them.  Preo Optionholders will exchange their options for Amalco Options in accordance with the Preo Option Plan, which will be governed by the Amalco Option Plan to be adopted by Amalco upon completion of the Arrangement.

For a complete description of the Arrangement and the related transactions, see "Description of the Arrangement", "Effect of the Arrangement upon Shareholders", "Procedure for the Arrangement to Become Effective" and "Related Transactions".

The Companies

CDG Investments Inc.

CDG is a Calgary-based public holding company currently without an active business.  CDG was incorporated under the Companies Act (Alberta) on October 12, 1979 and was continued under the ABCA on May 3, 1984.  The name of CDG was formerly "Golden Rule Resources Ltd." which name was changed to "CDG Investments Inc." on March 21, 2002.

See "Appendix F – Information Relating to CDG".

Preo Software Inc.

Preo is a Calgary-based private company engaged in the development of print management software.  Preo was originally incorporated as "898746 Alberta Ltd." on October 5, 2000. It amended its articles to change its name to "Gotacopy.com Inc." and on May 19, 2005 amended its articles again to change its name to "Preo Software Inc."

See "Appendix G – Information Relating to Preo".

Amalco – Post Arrangement

If the Arrangement is approved by CDG Shareholders and Preo Shareholders, CDG and Preo will be amalgamated.  Upon completion of the Arrangement, the management of Amalco will consist of Gary McCone as President and Chief Executive Officer, Karim Teja as Chief Financial Officer, David Edmonds as Vice President Business Development, Randy Coates as Vice President Operations, Ian Graham as Vice President Product Management and Shameer Dada as Controller. Upon completion of the Arrangement, Shawn Abbott (Chairman), Edward J. (Ted) Redmond, Nathanael (Nate) Glubish, David Edmonds and Earl Everall will be directors of Amalco.

The CDG Shares are currently listed on the CNQ and quoted on the OTCBB.  The Preo Shares are not currently listed or traded on any stock exchange. There is a mutual covenant in the Arrangement Agreement that an application be made for the Amalco Common Shares to be listed and posted for trading on the TSX-V within 30 days of closing. Any such listing application will be subject to Amalco fulfilling all of the requirements of the TSX-V. As at the date of this Information Circular, no such application has been made and there can be no assurance that any such application will be accepted on a timely basis or at all. No stock exchange nor any securities regulatory authority has in any way passed upon the merits of the Arrangement or the content of this Information Circular.

It is anticipated that following the Effective Date, Amalco will file a notice with the SEC that it will no longer have any informational reporting requirements under the U.S. Exchange Act. Subject to an objection of the SEC (which may be issued within the 90 days following the filing of the appropriate notice with the SEC) Amalco will cease to have any informational reporting requirements under the U.S. Exchange Act. In connection with the above noted process, Amalco will also seek to voluntarily cease to be quoted on the OTCBB.

For the three month period ended March 31, 2008, the combined businesses had pro forma total revenues of $5,187 and a loss of $674,479, and for the fiscal year ended December 31, 2007, the combined businesses had combined pro forma revenues of $34,031, a loss of $1,510,538.  See "Appendix H – Amalco Pro Forma Consolidated Financial Statements" and "Appendix I – Information Relating to Amalco Post-Arrangement".

Reasons for the Arrangement

Benefits to Preo

The management and directors of Preo believe that the proposed Arrangement is in the best interests of Preo and the Preo Shareholders for the following reasons:

·

the Arrangement provides Preo Shareholders with an opportunity to participate in the future growth of a larger entity;

·

the Arrangement will increase Preo's capitalization, which may enhance its ability to raise additional capital;

·

there is a mutual covenant in the Arrangement Agreement that an application be made for the Amalco Common Shares to be listed and posted for trading on the TSX-V within 30 days of closing. Any such listing application will be subject to Amalco fulfilling all of the requirements of the TSX-V. As at the date of this Information Circular, no such application has been made and there can be no assurance that any such application will be accepted on a timely basis or at all. No stock exchange nor any securities regulatory authority has in any way passed upon the merits of the Arrangement or the content of this Information Circular. It is anticipated that if listed on the TSX-V, the Amalco Common Shares will have greater liquidity than the Preo Shares (due to the wider distribution of Amalco Common Shares, the trading market provided by the TSX-V and the wider overall distribution of the shareholder base of Amalco); and

·

Preo Shareholders will generally have the opportunity to receive Amalco Common Shares on a tax deferred basis.

See "Description of the Arrangement – Reasons for the Arrangement".

Benefits to CDG

The proposed Arrangement with Preo represents the culmination of a process to maximize CDG Shareholder value.  The management and directors of CDG believe that the proposed Arrangement is in the best interests of CDG and the CDG Shareholders for the following reasons:

·

the Arrangement provides CDG Shareholders with the opportunity to participate in a well capitalized company under the leadership of a team of industry professionals with extensive experience and a track record of creating value for shareholders;

·

Amalco will have a larger capitalization than CDG would on its own, which may enhance its ability to raise additional capital;

·

Amalco Shareholders may have improved liquidity;

·

CDG Shareholders will generally have the opportunity to receive Amalco Common Shares on a tax deferred basis.

See "Description of the Arrangement – Reasons for the Arrangement".

Fairness Opinion of MNP

The independent members of the CDG Board have received an opinion from MNP, their independent financial advisor, stating that the consideration to be received by the CDG Shareholders pursuant to the Arrangement is fair, from a financial point of view, to CDG Shareholders.  A copy of the MNP fairness opinion is attached hereto as Appendix E.  The MNP fairness opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.

Recommendations to Shareholders

To CDG Shareholders:

The independent members of the CDG Board believe that the Arrangement is in the best interest of CDG and the CDG Shareholders. Directors that have an interest in the Arrangement abstained from voting on such matters. The independent members of the CDG Board unanimously recommend that the CDG Shareholders vote to APPROVE the CDG Special Resolution and related matters at the CDG Meeting in connection with the Arrangement.

To Preo Shareholders:

The independent members of the Preo Board believe that the Arrangement is in the best interest of Preo and the Preo Shareholders. Directors that have an interest in the Arrangement abstained from voting on such matters. The independent members of the Preo Board unanimously recommend that the Preo Shareholders vote to APPROVE the Preo Special Resolution and related matters at the Preo Meeting in connection with the Arrangement.

What Shareholders Will Receive under the Arrangement

CDG Shareholders

Pursuant to the Arrangement, CDG Shareholders (excluding Dissenting Shareholders and CDG Shareholders with less than a Board Lot) will receive 1.0 Amalco Common Share in exchange for each CDG Share held immediately prior to the Effective Time after giving effect to the CDG Consolidation.

Upon completion of the Arrangement, the CDG Shareholders will hold approximately 10,239,963 (27.4%) of the approximately 37,343,241 Amalco Common Shares that will be issued and outstanding (including Amalco Common Shares issuable in respect of the related transactions and assuming no Preo Options are exercised and that there are no Dissenting Shareholders).

See "Description of the Arrangement – Mechanics of the Arrangement", "Effect of the Arrangement upon Shareholders" and "Related Transactions".

Preo Shareholders

Pursuant to the Arrangement, Preo Shareholders will receive a number of Amalco Common Shares equal to the number of Preo Common Shares held by them multiplied by 2 for each Preo Share held immediately prior to the Effective Time.  The exchange will occur after giving effect to the conversion of the Preo January Debenture into Preo Preferred Shares and the conversion of all Preo Preferred Shares into Preo Common Shares.

Upon completion of the Arrangement, the former Preo Shareholders will hold approximately 27,103,278  (72.6%) of the approximately 37,343,241 Amalco Common Shares that will be issued and outstanding (including Amalco Common Shares issuable in respect of the related transactions and assuming no Preo Options are exercised and that there are no Dissenting Shareholders).

See "Description of the Arrangement – Mechanics of the Arrangement", "Effect of the Arrangement upon Shareholders" and "Related Transactions".

Who Can Vote at the Meetings

CDG

Only registered holders of CDG Shares at the close of business on June 23, 2008 will be entitled to receive notice of and to vote at the CDG Meeting, subject to compliance by transferees of CDG Shares after that date with the procedures described in the CDG Notice of Meeting accompanying this Information Circular.  On June 23, 2008, 40,959,855 CDG Shares were issued and outstanding.  Each CDG Share will have one vote in respect of the CDG Special Resolution at the CDG Meeting.

Preo

Only registered holders of Preo Shares at the close of business on June 23, 2008 will be entitled to notice of and to vote at the Preo Meeting, subject to compliance by transferees of Preo Shares after that date with the procedures described in the Preo Notice of Meeting accompanying this Information Circular.  On June 23, 2008, 1,130,709 Preo Common Shares and 9,201,302 Preo Preferred Shares were issued and outstanding.  Each Preo Common Share and each Preo Preferred Share will have one vote in respect of the Preo Special Resolution at the Preo Meeting.

Shareholder Votes Required

CDG

Approval of the Arrangement requires approval by CDG Shareholders holding 66⅔% of the aggregate votes cast by CDG Shareholders.  As described in the press release of CDG dated June 13, 2008, the Arrangement may be considered a "business combination" or, in part, a "related party transaction" within the meaning of 61-101, on the basis that insiders of CDG are also insiders of Preo. The formal valuation requirement set out in 61-101 will not apply to the Arrangement since, amongst other factors, CDG is not listed on certain specified markets (i.e. the Toronto Stock Exchange). The requirement for minority approval set out in 61-101 will apply. Accordingly, when calculating the requisite number of CDG Shares required to approve the Special Resolution, the minority approval requirements set out in Part 8 of 61-101 must be satisfied, which requirements set out that, without limitation, votes cast by interested parties, related parties of interested parties and parties acting jointly with such parties will be excluded from the vote. It is estimated that 8,656,157 CDG Shares will not be counted to determine whether the required level of CDG Shareholder approval has been obtained.

Preo

Approval of the Arrangement requires approval by Preo Shareholders holding 66⅔% of the aggregate votes cast by Preo Shareholders at the Preo Meeting, voting together as a single class.

Stock Exchange Listing Approval

It is a condition of the obligations of CDG and Preo to complete the Arrangement that all necessary governmental and regulatory approvals shall have been received, including the approval of the CNQ and the OTCBB.  There is a mutual covenant in the Arrangement Agreement that an application be made for the Amalco Common Shares to be listed and posted for trading on the TSX-V within 30 days of closing. Any such listing application will be subject to Amalco fulfilling all of the requirements of the TSX-V. As at the date of this Information Circular, no such application has been made and there can be no assurance that any such application will be accepted on a timely basis or at all.  No stock exchange nor any securities regulatory authority has in any way passed upon the merits of the Arrangement or the content of this Information Circular.

It is anticipated that following the Effective Date, Amalco will file a notice with the SEC that it will no longer have any informational reporting requirements under the U.S. Exchange Act. Subject to an objection of the SEC (which may be issued within the 90 days following the filing of the appropriate notice with the SEC) Amalco will cease to have any informational reporting requirements under the U.S. Exchange Act. In connection with the above noted process, Amalco will also seek to voluntarily cease to be quoted on the OTCBB.

See "Description of the Arrangement – Stock Exchange Listing".

Court Approval

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court.  If the required approvals of CDG Shareholders and Preo Shareholders are obtained at the Meetings and all of the other conditions to the Arrangement are satisfied or waived, CDG and Preo will petition the Court for the Final Order on July 24, 2008 at 9:00 a.m. (Edmonton time) or as soon thereafter as counsel may be heard at the Law Courts Building, 1A Sir Winston Churchill Square, Edmonton, Alberta as set forth in the Notice of Joint Petition attached to this Information Circular. Any CDG Shareholder or Preo Shareholder or other interested party desiring to support or oppose the joint petition may appear in person or by counsel for that purpose, provided such shareholder or other interested party has filed and served a notice of intention to appear as required by the Interim Order on or before noon (Edmonton time) on July 22, 2008.  At the hearing for the Final Order, the Court will consider, among other things, the fairness of the Arrangement.  See "Procedure for the Arrangement to become Effective".

The Final Order will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder, with respect to the Amalco Common Shares to be issued to Shareholders pursuant to the Arrangement.  Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

Federal Income Tax Consequences of the Arrangement

Subject to the qualifications and assumptions contained in "Certain Federal Income Tax Considerations", the following is a summary of the Canadian federal income tax consequences of the Arrangement for certain CDG Shareholders and Preo Shareholders.  The following summary should be read in conjunction with the detailed comments contained in "Certain Federal Income Tax Considerations".

Preo Shareholders

The Arrangement has been structured so that on the amalgamation of Preo and CDG, every issued and outstanding Preo Common Share shall be cancelled in exchange for 2.0 Amalco Common Shares.  The resulting disposition will generally qualify for a tax deferred "rollover" for Canadian tax purposes.

Preo Shareholders who are not or are deemed not to be resident in Canada will be required to provide notice to the Canada Revenue Agency regarding the disposition of their Preo January Debentures and their Preo Preferred Shares by applying to the Canada Revenue Agency for a clearance certificate, and will be required to provide an appropriate clearance certificate to Preo prior to the Effective Time or else certain of the Preo Shares or Amalco Common Shares which they would otherwise receive pursuant to the Arrangement may be withheld and disposed of by Preo to meet Preo's withholding obligations under the Tax Act as described in "Certain Federal Income Tax Considerations".

CDG Shareholders

The Arrangement has been structured so that on the amalgamation of CDG and Preo, every issued and outstanding CDG Share (post-CDG Consolidation) shall be cancelled in exchange for 1.0 Amalco Common Share.  The resulting disposition will generally qualify for a tax deferred "rollover" for Canadian tax purposes.

Pro Forma Consolidated Financial and Operational Information

The following is a summary of selected pro forma consolidated financial and operational information of Amalco following the completion of the Arrangement and the related transactions and certain other adjustments for the three months ended March 31, 2008 and the year ended December 31, 2007.  See "Appendix I - Information Relating to Amalco Post Arrangement".  The following information should be read in conjunction with the Amalco Pro Forma Consolidated Financial Statements set forth in "Appendix H – Amalco Pro Forma Consolidated Financial Statements" to the Information Circular and the operating information for each of CDG and Preo as set forth in "Appendix F – Information Relating to CDG" and "Appendix G – Information Relating to Preo" to the Information Circular.

Selected Pro Forma Consolidated Financial Information

The following table sets out certain financial information in respect of CDG and Preo and certain pro forma consolidated financial information after giving effect to the Arrangement and the related transactions.  Such information should be read in conjunction with the Amalco Pro Forma Consolidated Financial Statements, including the assumptions set forth in Notes 2 and 3 to the Amalco Pro Forma Consolidated Financial Statements.

	Three Months Ended March 31, 2008 (unaudited)
	Preo	CDG	Amalco Pro Forma(1)
Financial Information ($)
Total Revenue	5,187	18,448	5,187
Net loss	(671,516)	(2,963)	(674,479)
Net loss per share (basic and diluted) ($)	(0.06)	(0.00)	(0.02)
Total assets	477,548	1,945,945	3,080,987
Total liabilities	951,914	241,756	759,420
Shareholders' equity	(474,366)	1,704,189	(2,321,567)

Note:

(1)

Adjusted to give effect to the Arrangement and related transactions.  No adjustment has been made to reflect cost savings from operating synergies that may be realized as a result of the Arrangement.

	Year Ended (unaudited)
	December 31, 2007 Preo	September 30, 2007 CDG(1)	Amalco Pro Forma(2)
Financial Information ($)
Total Revenue	34,031	86,118	34,031
Net loss	((1,505,607)	(4,931)	(1,510,538)
Net loss per share (basic and diluted) ($)	(0.16)	(0.00)	(0.04)

Note:

(1)

As noted elsewhere herein, CDG's fiscal year end is September 30. For CDG, December 31, 2007 was the end of a three month period, being CDG's first fiscal quarter of the fiscal year ending September 30, 2008.

(2)

Adjusted to give effect to the Arrangement and related transactions.  No adjustment has been made to reflect cost savings from operating synergies that may be realized as a result of the Arrangement.

Risk Factors

Upon completion of the Arrangement, Shareholders (other than Dissenting Shareholders or CDG Shareholders holding less than a Board Lot) will receive Amalco Common Shares in exchange for their CDG Shares and Preo Shares.  An investment in Amalco Common Shares is subject to certain risks.  The following is a list of certain risk factors relating to the activities of Amalco upon completion of the Arrangement and the ownership of Amalco Common Shares which prospective investors should carefully consider before making an investment decision relating to the Amalco Common Shares: early stage development, market for securities and volatility of share price, resolution of product deficiencies, technological change, patents and proprietary rights, additional financing requirements and access to capital and history of operating losses.  The risk factors noted above as well as additional risk factors are described in more detail elsewhere in this Information Circular, in "Appendix G- Information Relating to Preo - Risk Factors" and in "Appendix F- Information Relating to CDG", including the materials incorporated by reference therein.  Shareholders should carefully consider all such risk factors.

DESCRIPTION OF THE ARRANGEMENT

Pursuant to the Arrangement Agreement, CDG and Preo have agreed to pursue a business combination by way of a plan of arrangement.  In accordance with the provisions of the Arrangement Agreement, CDG and Preo will be amalgamated with the result that CDG Shareholders (other than Dissent Shareholders or those holding less than a Board Lot) will each receive, for each CDG Share held, 1.0 Amalco Common Share after giving effect to the CDG Consolidation, and Preo Shareholders (other than Dissenting Shareholders) will receive 2.0 Amalco Common Shares for each Preo Share held by them.  See "Effect of the Arrangement on Shareholders".  Preo Optionholders will exchange their options for Amalco Options to purchase Amalco Common Shares, which will be governed by the Amalco Option Plan.  See "Related Transactions".

Background to the Arrangement

Since April of 2006 CDG has been evaluating the potential merger or sale of CDG with or to one or more other companies.

CDG generated a short list of potential merger candidates, which resulted in CDG entering into confidentiality agreements with several interested parties, all of which reviewed data relating to CDG and received a presentation from CDG's management.

On February 8, 2008 CDG and Preo executed a non-binding letter agreement, agreeing in principle to the merger of CDG and Preo on the basis that CDG Shareholders would effectively receive 1.0 of an Amalco Common Share for each CDG Share held after giving effect to the CDG Consolidation and Preo Shareholders would effectively receive 2.0 Amalco Common Shares for each Preo Share held by them, subject to entering into a definitive binding agreement.

CDG and Preo, with the assistance of their legal and financial advisors, proceeded with further due diligence investigations and the negotiation of the terms of the Arrangement Agreement. The Arrangement Agreement was executed on June 12, 2008 and announced by CDG press release dated June 13, 2008. The Arrangement Agreement was amended effective June 23, 2008 to fix the definition of "Board Lot" as being 4,000 CDG Shares on a pre-CDG Consolidation basis (or 1,000 CDG Shares on a post-CDG Consolidation basis). The original formulation of a "Board Lot" was variable, based on the volume weighted trading price of the CDG Shares on the CNQ over the 10 day period immediately prior to the Effective Time. CDG and Preo have been advised by the Depository that a variable "Board Lot" definition would create significant practical difficulty and uncertainty for beneficial CDG Shareholders and the intermediaries of beneficial CDG Shareholders.  The volume weighted trading price of the CDG Shares on the CNQ over the 10 day period immediately prior to the announcement of the Arrangement Agreement would have resulted in an equivalent "Board Lot" under the original formulation of the Arrangement Agreement as the amount that has now been fixed by the amendment to the Arrangement Agreement dated effective June 23, 2008.

Reasons for the Arrangement

Management of CDG and Preo believe that the Arrangement will bring many benefits to both companies and their respective shareholders.

The management and directors of Preo believe that the proposed Arrangement is in the best interests of  Preo and the Preo Shareholders for the following reasons:

·

the Arrangement provides Preo Shareholders with an opportunity to participate in the future growth of a larger entity;

·

the Arrangement will increase Preo's capitalization, which may enhance its ability to raise additional capital;

·

there is a mutual covenant in the Arrangement Agreement that an application be made for the Amalco Common Shares to be listed and posted for trading on the TSX-V within 30 days of closing. Any such listing application will be subject to Amalco fulfilling all of the requirements of the TSX-V. As at the date of this Information Circular, no such application has been made and there can be no assurance that any such application will be accepted on a timely basis or at all. No stock exchange nor any securities regulatory authority has in any way passed upon the merits of the Arrangement or the content of this Information Circular. It is anticipated that if listed on the TSX-V, the Amalco Common Shares will have greater liquidity than the Preo Shares (due to the wider distribution of Amalco Common Shares, the trading market provided by the TSX-V and the wider overall distribution of the shareholder base of Amalco);

·

Preo Shareholders will generally have the opportunity to receive Amalco Common Shares on a tax deferred basis.

The proposed Arrangement with Preo represents the culmination of a process to maximize shareholder value.  The management and directors of CDG believe that the proposed Arrangement is in the best interests of CDG and the CDG Shareholders for the following reasons:

·

the Arrangement provides CDG Shareholders with the opportunity to participate in a well capitalized company under the leadership of a team of industry professionals with extensive experience and a track record of creating value for shareholders;

·

Amalco will have a larger capitalization than CDG would on its own, which may enhance its ability to raise additional capital;

·

CDG Shareholders may have improved liquidity; and

·

CDG Shareholders will generally have the opportunity to receive Amalco Common Shares on a tax deferred basis.

Fairness Opinion of MNP

The independent members of the CDG Board retained MNP to provide an opinion with respect to the fairness, from a financial point of view, of the consideration to be issued to CDG Shareholders pursuant to the Arrangement. MNP verbally advised the CDG Board on May 27, 2008, that consideration to be received by the CDG Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the CDG Shareholders, and subsequently delivered its written opinion in that regard.

The full text of the written MNP opinion, which sets forth the assumptions made, matters considered and the scope of and limitations on the review undertaken in connection with the MNP opinion, is attached hereto as Appendix E.  CDG Shareholders should read the opinion of MNP in its entirety.

Recommendation of the CDG Board

The independent members of the CDG Board believe that the Arrangement is in the best interest of CDG and the CDG Shareholders. Directors that have an interest in the Arrangement abstained from voting on such matters. The independent members of the CDG Board unanimously recommend that the CDG Shareholders vote to APPROVE the CDG Special Resolution and related matters at the CDG Meeting in connection with the Arrangement.

Recommendation of the Preo Board

The independent members of the Preo Board believe that the Arrangement is in the best interest of Preo and the Preo Shareholders. Directors that have an interest in the Arrangement abstained from voting on such matters. The independent members of the Preo Board unanimously recommend that the Preo Shareholders vote to

APPROVE the Preo Special Resolution and related matters at the Preo Meeting in connection with the Arrangement.

Mechanics of the Arrangement

At the Effective Time, the following transactions shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)

Dissenting Shareholders who have exercised their rights of dissent in accordance with Arrangement Agreement and who are ultimately entitled to be paid the fair value of the applicable Dissenting Shares shall be deemed to have transferred such Dissenting Shares to CDG or Preo, as applicable, as of the Effective Time and such Dissenting Shares shall be deemed to have been cancelled as of the Effective Time and such Dissenting Shareholders shall cease to have any rights in respect of such Dissenting Shares other than the right to be paid the fair value of such Dissenting Shares and the names of such Dissenting Shareholders shall be removed from the registers of the holders thereof;

(b)

if not otherwise already completed, the CDG Consolidation shall be made effective such that the CDG Common Shares shall be consolidated on a four to one (4:1) basis such that there shall be no more than 10,239,963 CDG Common Shares outstanding immediately prior to the Effective Time;

(c)

each CDG Shareholder who holds less than one Board Lot shall surrender and be deemed to surrender to CDG all of the CDG Common Shares held by such CDG Shareholder and shall receive therefor, instead of any Amalco Common Share or fraction thereof to which such shareholder would otherwise be entitled, an amount in cash equal to the amount determined by multiplying the number of CDG Common Shares held by such holder by the weighted average trading price of the CDG Common Shares on the CNQ during the 10 trading days immediately preceding the date of the CDG Consolidation (and multiplying such amount by 4 if the CDG Consolidation shall not have been effective immediately prior to giving effect to the Arrangement), each such holder of CDG Common Shares shall cease to have any rights in respect of such CDG Common Shares other than the right to be paid the value described above for such CDG Common Shares and shall have his name removed from the register of holders of CDG Common Shares and the CDG Common Shares so surrendered shall be cancelled without any act or formality on the part of the holder thereof;

(d)

any debt securities of Preo convertible into Preo Preferred Shares remaining outstanding, if any, including without limitation the January Preo Debenture, shall be converted into Preo Preferred Shares in accordance with the terms therefor provided in such convertible debt securities;

(e)

any Preo Preferred Shares remaining outstanding, if any, including any issued by giving effect to the Arrangement (pursuant to paragraph (d) above), shall be converted into Preo Common Shares on the basis of the holders of Preo Preferred Shares receiving therefor the number of Preo Common Shares equivalent to the number of Preo Preferred Shares held by the holders thereof immediately prior to the Effective Time;

(f)

CDG and Preo shall be amalgamated and continued as one corporation, Amalco, in accordance with the following:

(i)

the articles of Amalco shall be the same as the articles of Preo except that:

(A)

the authorized capital of Amalco shall consist of an unlimited number of common shares and an unlimited number of preferred shares, each with the rights, privileges and restrictions as substantially set forth in Articles 7 and 8 hereof;

(B)

the share transfer restrictions contained on Schedule "B" to the Articles of Preo shall be deleted; and

(C)

the other provisions contained on Schedule "C" to the Articles of Preo shall be deleted and replaced with the provisions set out on Appendix 1 to this Plan of Arrangement;

(ii)

the by-laws of Amalco shall be the by-laws attached hereto as Appendix 2 to the Plan of Arrangement;

(iii)

the first directors of Amalco shall be the directors of Preo;

(iv)

the first officers of Amalco shall be the officers of Preo;

(v)

the registered office of Amalco shall be the registered office of Preo;

(vi)

the property of each of CDG and Preo shall continue to be the property of Amalco;

(vii)

Amalco shall continue to be liable for the obligations of each of CDG and Preo;

(viii)

any existing cause of action, claim or liability to prosecution of either of CDG or Preo shall be unaffected;

(ix)

any civil, administrative or civil action or proceeding pending by or against either of CDG or Preo may continue to be prosecuted by or against Amalco;

(x)

a conviction against, or ruling, order or judgment in favour of or against, either of CDG or Preo may be enforced by or against Amalco;

(xi)

the Articles of Incorporation and Articles of Amendment of Preo shall be deemed to be the Articles of Incorporation of Amalco and the Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles of Preo shall be deemed to be the Certificate of Incorporation of Amalco;

(xii)

each of the CDG Common Shares, held by a Dissenting Shareholder who has exercised its right of dissent in accordance with Article 5 hereof and who is ultimately entitled to be paid the fair value of the applicable Dissenting Shares (which Dissenting Shareholder for further clarity will no longer be a holder of CDG Common Shares as of the Effective Time in accordance with this Plan), will be cancelled without any act or formality on the part of the holders thereof, in exchange for one Amalco Common Share for each CDG Common Share held after giving effect to the CDG Consolidation, immediately prior to giving effect to the Arrangement (other than the CDG Consolidation, if applicable);

(xiii)

each of the Preo Common Shares, other than those that are held by a Dissenting Shareholder who has exercised its right of dissent in accordance with Article 5 hereof and who is ultimately entitled to be paid the fair value of the applicable Dissenting Shares (which Dissenting Shareholder for further clarity will no longer be a holder of Preo Common Shares as of the Effective Time in accordance with this Plan), will be cancelled without any act or formality on the part of the holders thereof, in exchange for the number of Amalco Common Shares equivalent to the product of multiplying the number of Preo Common Shares held by the holders thereof immediately prior to the Effective Time by 2;

(xiv)

in accordance with the Preo Option Plan, the Preo Options shall, without any act or formality on the part of the holders thereof, cease to represent options to purchase Preo Common Shares and shall instead represent options to purchase the number of Amalco Options equivalent to the product of multiplying the number of the Preo Options immediately prior to the Effective Time by two;

(xv)

in accordance with the Preo Option Plan, the exercise price for the Amalco Options shall be equivalent to the quotient of dividing the exercise price of the Preo Options immediately prior to the Effective Time by 2; and

(xvi)

the Amalco Options shall otherwise be granted under the same terms and conditions as the Preo Options in exchange for which they are issued, such that the proportion of vested vs. non-vested Amalco Options after giving effect to the Arrangement is equal to the proportion of vested vs. non-vested Preo Options prior to giving effect to the Arrangement;

(g)

in connection with the exchange of CDG Common Shares and Preo Common Shares for Amalco Common Shares pursuant to paragraphs 3.1(f)(xii) and (xiii), no fractional Amalco Common Shares shall be issued and, in lieu of any fractional entitlement, the number of Amalco Common Shares issued to the former holders of CDG Common Shares or Preo Common Shares shall be rounded up to the next greater whole number of shares if the fractional entitlement is equal to or greater than 0.5, and shall be rounded down to the next lesser whole number of shares if the fractional entitlement is less than 0.5;

(h)

in connection with the issue of Amalco Options pursuant to paragraph 3.1(f)(xv), no fractional Amalco Options shall be issued and, in lieu of any fractional entitlement, the number of Amalco Options issued to the former holders of Preo Options shall, in all cases, be rounded down to the next lesser whole number;

(i)

with respect to each holder of CDG Common Shares and each holder of Preo Common Shares (other than Dissenting Shareholders), as the case may be, at the Effective Time, upon the exchange of CDG Common Shares and Preo Common Shares and the distribution and issuance of Amalco Common Shares pursuant to subsection 3.1(f)(xii) and (xiii):

(i)

each such holder of CDG Common Shares or Preo Common Shares shall become the holder of the applicable Amalco Common Shares and the name of such holders shall be added to the register of Amalco Common Shares; and

(ii)

each such holder of CDG Common Shares or Preo Common Shares shall cease to be a holder of the applicable CDG Common Shares or Preo Common Shares, as the case may be, and the name of such holders, shall be removed from the applicable registers of CDG Common Shares or Preo Common Shares; and

(j)

if at any time prior to December 31, 2009, any claim or demand is made against CDG, Preo or Amalco, or any of them, by any party other than CDG, Preo, Amalco or any associates, affiliates, directors, officers, former directors or former officers thereof in relation to the CDG Disclosed Matter, the Preo Contingent Shares shall be issued on a pro rata basis to the former holders of Preo Common Shares issued Amalco Common Shares in accordance with the Plan of Arrangement.

Pursuant to the Arrangement, approximately 37,343,241 Amalco Common Shares (including Amalco Common Shares issuable in respect of the related transactions and assuming no Preo Options are exercised and that there are no Dissenting Shareholders) will be issued.  CDG Shareholders (other than Dissenting Shareholders or those holding less than a Board Lot) will receive an aggregate of approximately 10,239,963 Amalco Common Shares, representing approximately 27.4% of the Amalco Common Shares, and Preo Shareholders (assuming there are no Dissenting Shareholders) will receive an aggregate of approximately 27,103,278 Amalco Common Shares, representing approximately 72.6% of the Amalco Common Shares.

See "Description of the Arrangement – Procedure for Exchange of Certificates by CDG Shareholders" and "Description of the Arrangement – Procedure for Exchange of Certificates by Preo Shareholders" for instructions on how to receive certificates representing the Amalco Common Shares.

The Arrangement Agreement

The following is a summary of the material terms of the Arrangement Agreement and is qualified in its entirety by the Arrangement Agreement, the complete text of which (including the Plan of Arrangement as Schedule A thereto) has been attached hereto as Appendix D.

Representations, Warranties and Covenants

The Arrangement Agreement contains certain customary representations and warranties of each of CDG and Preo relating to, among other things, their respective organization, capitalization, qualification, operations, compliance with laws and regulations and other matters, including their authority to enter into the Arrangement Agreement and to consummate the Arrangement. Pursuant to the Arrangement Agreement, the parties have agreed to advise each other of material changes and to provide the other with interim financial information. Further, the parties have agreed to use their commercially reasonable efforts to obtain all court, regulatory and other consents, waivers and approvals required for the consummation of the Arrangement Agreement.

In addition, pursuant to the Arrangement Agreement, each of CDG and Preo have covenanted, among other things, until the earlier of the termination of the Arrangement Agreement or the Effective Time, to maintain its business and not take certain actions outside the ordinary course.  Pursuant to the Arrangement Agreement, each of CDG and Preo has agreed as follows:

(a)

To not, directly or indirectly, through any officer, director, employee, representative or agent, solicit, initiate, invite or knowingly encourage (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding) the initiation of or participate in, any inquiries or proposals regarding an Acquisition Proposal, provided that nothing shall prevent the board of directors of either CDG or Preo, as applicable, from considering, negotiating, approving or recommending to its shareholders an agreement in respect of an unsolicited bona fide written Acquisition Proposal:

(i)

in respect of which any required financing has been demonstrated to the satisfaction of the board of directors of the target corporation, acting in good faith, to be reasonably likely to be obtained;

(ii)

which is not subject to a due diligence access condition which allows access to the books, records and personnel of the target corporation or its representatives beyond 5:00 p.m. (Edmonton time) on the second business day after the day on which access is afforded to the person making the Acquisition Proposal (provided, however, the foregoing shall not restrict the ability of such person to continue to review the information provided);

(iii)

in respect of which the board of directors of the target corporation determines (having consulted outside counsel) that in the exercise of its fiduciary duty it would be necessary for such board of directors to take such action in order to act in a manner consistent with its fiduciary duties; and

(iv)

in respect of which the board of directors of the target corporation determines in good faith, after consultation with financial advisors, if consummated in accordance with its terms, would result in a transaction financially more favourable to its Shareholders than the Arrangement (any such Acquisition Proposal that satisfies clauses (i) through (iv) above being referred to herein as a "Superior Proposal"), or in any event, if there is an unsolicited bona fide written Acquisition

Proposal, in respect of which the board of directors of the target corporation determines (having consulted outside counsel) that in the exercise of its fiduciary duty it would be necessary for such board of directors to take such action in order to avoid breaching its fiduciary duties.

(b)

To continue to refrain from participating in any discussions or negotiations with any parties (other than each other) with respect to any potential Acquisition Proposal.  Each of CDG and Preo agrees not to release any third party from any confidentiality agreement in respect of an Acquisition Proposal to which such third party is a party.  Each of CDG and Preo further agrees not to release any third party from any standstill agreement to which such third party is a party, unless such third party has made a Superior Proposal.  Each of CDG and Preo shall immediately request the return or destruction of all confidential information provided to any third parties who have previously entered into a confidentiality agreement in respect of an Acquisition Proposal and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(c)

To immediately notify the other party (orally and in writing) of any current or any future Acquisition Proposal of which the target corporation's directors or senior officers become aware, or any amendments to the foregoing, or any request for non-public information relating to the target corporation in connection with an Acquisition Proposal or for access to the properties, books or records or for a list of the shareholders of the target corporation by any person or entity that informs the target corporation that it is considering making an Acquisition Proposal.  Such notice shall include a copy of all written communications and a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as the other party may reasonably request, including without limitation the identity of the person and controlling person, if any, making such proposal, inquiry or contact.

(d)

If the target corporation receives a request for material non-public information from a person who proposes a bona fide Acquisition Proposal, and the board of directors of the target corporation determines that such proposal would be a Superior Proposal then the board of directors of the target corporation may, subject to the execution of a confidentiality agreement containing a standstill provision and provided the target corporation sends a copy of any such confidentiality agreement to the other party immediately upon its execution, only provide such person with access, to the same information previously provided to the other party.  The target corporation shall provide the other party with a list of the information provided to the person making the Superior Proposal.

Conditions to Completion of the Arrangement

The Arrangement Agreement provides that the respective obligations of CDG and Preo to complete the Arrangement are subject to a number of conditions, including the following material conditions:

·

the Arrangement and the other transactions contemplated by the Arrangement Agreement shall have been approved and adopted by the CDG Shareholders and Preo Shareholders in accordance with the Interim Order, applicable laws and by the articles of incorporation and by-laws of each of CDG and Preo, as applicable;

·

the Court shall have issued the Final Order approving the Arrangement in form and substance reasonably satisfactory to each of CDG and Preo;

·

CDG and Preo shall each have delivered to the other a certificate, dated the Effective Date and signed by the President of CDG or Preo (as the case may be), to the effect that it has not breached, or failed to comply with, in any material respect, any of its respective covenants or other obligations under the Arrangement Agreement and that all representations and warranties of CDG or Preo (as the case may be) are true and correct in all material respects;

·

all necessary governmental and regulatory approvals, orders, rulings, exemptions and consents shall have been obtained on terms and conditions satisfactory to both CDG and Preo, acting reasonably;

·

no prohibition at law shall exist against either CDG or Preo from proceeding with or completing the Arrangement and no act, action, suit or proceeding shall have been threatened or taken which has the effect or may have the effect of cease trading, enjoining, prohibiting or imposing material limitations or conditions on the Arrangement or which would have a Material Adverse Effect in respect of CDG or Preo;

·

neither CDG or Preo shall have taken or proposed to take any action, or publicly disclosed that they intend to take any action that would be a Material Adverse Change in respect of CDG or Preo, as the case may be;

·

the Preo Shareholders' Agreement shall have been terminated;

·

Foundation Equity Corporation, Springbank TechVentures Canadian, L.P. and Springbank TechVentures International, L.P. (acting jointly by their general partner Springbank TechVentures GP Inc.), First Yellowhead Equities Inc., Robert Ingram, David Edmonds and Randy Coates (collectively the "Major Preo Shareholders") shall have executed lock-up agreements (in a form mutually agreed upon by CDG and Preo, acting reasonably) pursuant to which each of such Major Preo Shareholders, will agree to vote all Preo Common Shares and CDG Shares owned or controlled by them, as applicable, in favour of the Arrangement Resolution and consent to convert any Preo Preferred Shares and any interests in the Preo January Debenture owned or controlled by them, into Preo Common Shares on or before the Effective Date; and

·

holders of not more than 2.0% of the aggregate of the number of issued and outstanding CDG Shares and 2.0% of the aggregate of the number of issued and outstanding Preo Shares shall have given notice of their intention to exercise their Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Arrangement by the CDG Shareholders or the Preo Shareholders, by the mutual agreement of CDG and Preo or by written notice promptly given to the other party based on the following:

·

by either party if all the conditions to complete the Arrangement for the benefit of such party have not been satisfied or waived on or before 5:00 p.m. (Edmonton time) on July 31, 2008, other than as a result of a breach of the Arrangement Agreement by the terminating party which has not been cured in accordance with the terms of the Arrangement Agreement;

·

by either party if the CDG Shareholders do not approve the Arrangement at the CDG Meeting; or

·

by either party if the Preo Shareholders do not approve the Arrangement at the Preo Meeting;

Anticipated Accounting Treatment

The Arrangement is anticipated to be accounted for as an amalgamation under Canadian Generally Accepted Accounting Principles.

Procedure for Exchange of Certificates by Preo Shareholders

Certificates

At the Effective Time, registered holders of Preo Shares will become registered holders of Amalco Common Shares without any need for the certificates formerly representing Preo Shares to be physically surrendered.  Certificates representing Preo Shares will be deemed to represent only the right to receive certificates representing the Amalco Common Shares which the Preo Shareholder is entitled to receive pursuant to the Arrangement.

Based on the Preo Shares issued and outstanding as of the Effective Date, Preo will issue a treasury direction to the Depositary pursuant to which certificates representing Amalco Common Shares will be issued to the former Preo Shareholder in accordance with the Arrangement.

Certificates representing the Amalco Common Shares issuable to a Preo Shareholder will be forwarded to such holder at the address specified in the share registry of Preo by first class mail (postage prepaid) as soon as practicable following the the Effective Date.

Preo Shareholders not resident in Canada will be required to provide a copy of a clearance certificate issued pursuant to section 116 of the Tax Act with a sufficient certificate limit to Preo before they can receive certificates representing their Amalco Common Shares.  See "Description of the Arrangement – Tax Withholding for Non-Canadian Resident Preo Shareholders".

Procedure for Exchange of Certificates by CDG Shareholders

Certificates

On the Effective Date, CDG Shareholders (other than Dissenting Shareholders or CDG Shareholders holding less than a Board Lot) will become registered holders of Amalco Common Shares, without regard to the date or dates on which the certificates formerly representing CDG Shares are physically surrendered. Certificates representing CDG Shares will be deemed to represent only the right to receive certificates representing the Amalco Common Shares, or the right to be paid in the case of holders with less than a Board Lot, which the CDG Shareholders are entitled to receive pursuant to the Arrangement. In the event that the Plan of Arrangement does not proceed but the CDG Consolidation does proceed, CDG Shareholders will become registered holders of post-CDG Consolidation CDG Shares, without regard to the date or dates on which the certificates formerly representing pre-CDG Consolidation CDG Shares are physically surrendered. In such case, certificates representing pre-CDG Consolidation CDG Shares will be deemed to represent only the right to receive certificates representing the post-CDG Consolidation CDG Shares, which the CDG Shareholders are entitled to receive pursuant to the CDG Consolidation.

In order to receive (a) certificates representing Amalco Common Shares, or a cheque representing payment in accordance with the Plan of Arrangement, or (b) certificates representing post-CDG Consolidation CDG Shares in the event that the Plan of Arrangement does not proceed but the CDG Consolidation does proceed, a CDG Shareholder must deliver a Letter of Transmittal in the form accompanying this Information Circular duly completed and executed, together with all certificates representing such shareholder's CDG Shares, to the Depositary at the address set forth in the Letter of Transmittal.

CDG Shareholders holding CDG Shares which are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the surrender of their CDG Shares.

Certificates representing the Amalco Common Shares, or a cheque representing payment in accordance with the Plan of Arrangement, or certificates representing post-CDG Consolidation CDG Shares in the event that the Plan of Arrangement does not proceed but the CDG Consolidation does proceed, issuable to a CDG Shareholder will be forwarded to such holder at the address specified in the Letter of Transmittal by first class mail (postage prepaid) as soon as practicable following, as applicable, the later of (i) the Effective Date, (ii) the date of the CDG Consolidation; and (iii) the date of deposit with the Depositary of a duly completed and executed Letter of Transmittal and the certificates representing such holder's securities.  Any use of the postal service to transmit share certificates and Letters of Transmittal is at the risk of the CDG Shareholder.  If such documents are to be mailed, it is recommended that registered mail, properly insured, be used and an acknowledgment of receipt requested.  If the Arrangement is not proceeded with, all certificates representing CDG Shares received by the Depositary will be returned to CDG Shareholders.

No dividends or other distributions declared or made (including any interest earned and payable thereon) after the Effective Time with respect to the Amalco Common Shares shall be paid to any CDG Shareholder unless and until such CDG Shareholder has delivered and surrendered to the Depositary all certificates in respect of such CDG Shares in the manner provided above.  At the time of surrender of such certificates, such Shareholder will be paid the amount of dividends or distributions with a record date after the Effective Time.

If a CDG Shareholder fails to deliver and surrender to the Depositary any certificates representing such shareholder's CDG Shares, together with a duly completed and executed Letter of Transmittal, the certificates representing the Amalco Common Shares or the post-CDG Consolidation CDG Shares to which the shareholder shall be entitled will be held by the Depositary until the certificates and Letter of Transmittal have been received by the Depositary for a maximum of 6 years.  At the expiry of the 6 year period, all remaining Amalco Common Shares will be returned to Amalco or any successor thereof, or alternatively all remaining post-CDG Consolidation CDG Shares will be returned to CDG or any successor thereof, as applicable, and former holders of CDG Shares shall cease to have any rights to such Amalco Common Shares or post-CDG Consolidation CDG Shares.

Lost or Destroyed Certificates

In the event any certificate representing a CDG Share has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the CDG Shareholder, claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate the CDG certificate therefor; provided that CDG may, in its sole discretion and as a condition precedent to the delivery of such CDG certificate, require the owner of such lost, stolen or destroyed CDG certificate to deliver a bond satisfactory to CDG and the Depository in such sum as CDG or the Depository may direct or otherwise indemnify CDG and the Depository in a manner satisfactory to CDG and the Depository against any claim that may be made against CDG or the Depositary with respect to the lost, stolen or destroyed certificate.

Right to Dissent

The following description of the right to dissent and appraisal to which registered Shareholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Dissenting Shareholder's Dissenting Shares and is qualified in its entirety by the reference to the full text of Section 191 of the ABCA, the Plan of Arrangement and the Interim Order, the full texts of which are attached hereto as Appendix K, Appendix D – Schedule A and Appendix C, respectively.  A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Section 191 of the ABCA and the Plan of Arrangement, as amended by the Interim Order. Failure to strictly comply with the provisions of Section 191 of the ABCA and the Plan of Arrangement, as amended by the Interim Order and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Registered Shareholders are entitled, in addition to any other right such holder may have, to dissent and to be paid by CDG or Preo, as the case may be, the fair value of the Dissenting Shares held by such holder in respect of which such holder dissents, determined as of the close of business on the last business day before the day on which the resolution from which such holder dissents was adopted (the CDG Special Resolution or the Preo Special Resolution, as applicable). A registered Shareholder may dissent only with respect to all of the CDG Shares or Preo Shares held by such holder or on behalf of any one beneficial owner and registered in the Dissenting Shareholder's name.

Only registered Shareholders may dissent. Persons who are beneficial owners of CDG Shares and/or Preo Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the registered owner of such CDG Shares and/or Preo Shares. A registered holder, such as a broker, who holds CDG Shares and/or Preo Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the CDG Shares and/or Preo Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of CDG Shares or Preo Shares covered by it.

A Dissenting Shareholder must send to the President and Chief Executive Officer of CDG (at its head and registered office address, 500, 926 – 5th Avenue S.W., Calgary, Alberta, T2P 0N7) or Preo (at its head office address, 202, 3553-31st Street N.W., Calgary, Alberta, T2L 2K7), as applicable, a written objection to the applicable

Arrangement Resolution, which written objection must be received by CDG or Preo, as applicable, at its registered office, by 2:00 p.m. on the business day immediately preceding the date of the CDG Meeting or Preo Meeting, as applicable.

A Shareholder may not exercise the right to dissent in respect of only a portion of such holder's shares, but may dissent only with respect to all of the CDG Shares and/or Preo Shares held by the holder. A registered Shareholder wishing to exercise the right to dissent with respect to such holder's CDG Shares and/or Preo Shares shall not vote such shares at the CDG Meeting or Preo Meeting, as applicable, either by the submission of a proxy or by personally voting, in favour of the applicable Arrangement Resolution.

An application may be made to the Court of Queen's Bench of Alberta by the Dissenting Shareholder and either CDG or Preo, as applicable, after the adoption of the Arrangement Resolution to fix the fair value of the Dissenting Shareholder's Dissenting Shares. If such an application to the Court is made by either CDG or Preo, as applicable, or a Dissenting Shareholder, CDG or Preo, as applicable, must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay the Dissenting Shareholder an amount considered by the CDG Board or the Preo Board, as applicable, to be the fair value of the Dissenting Shares. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if CDG or Preo is the applicant, or within 10 days after CDG or Preo, as applicable, is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder of CDG Shares and/or Preo Shares, as applicable, and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with CDG or Preo, as applicable, for the purchase of such holder's Dissenting Shares in the amount of the offer made by CDG or Preo, as applicable, (or otherwise) at any time before the Court pronounces an order fixing the fair value of such shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Dissenting Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against CDG or Preo, as applicable, and in favour of each of those Dissenting Shareholders, and fixing the time within which CDG or Preo, as applicable, must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between CDG or Preo, as applicable, and the Dissenting Shareholder as to the payment to be made by CDG or Preo, as applicable, to the Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of such Dissenting Shareholder's Dissenting Shares, in the amount agreed to between CDG or Preo, as applicable, and the Dissenting Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw the Dissenting Shareholder's dissent, or if the Arrangement has not yet become effective, CDG or Preo may rescind the Arrangement Resolutions and in either event the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

CDG or Preo, as applicable, shall not make a payment to a Dissenting Shareholder under Section 191 if there are reasonable grounds for believing that CDG or Preo, as applicable, is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of CDG or Preo, as applicable, would thereby be less than the aggregate of its liabilities. In such event, CDG or Preo, as applicable, shall notify each Dissenting Shareholder that it is unable lawfully to pay Dissenting Shareholders for their Dissenting Shares in which case a Dissenting Shareholder may, by written notice to CDG or Preo, as applicable, within 30 days after receipt of such notice, withdraw such holder's written objection, in which case CDG or Preo, as applicable, shall be deemed to consent to the withdrawal and such Dissenting Shareholder shall be reinstated with full rights as a Shareholder, failing which such Dissenting Shareholder retains status as a claimant against CDG or Preo, as applicable, to be paid as soon as CDG or Preo, as applicable, is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of CDG or Preo, as applicable, but in priority to its shareholders.

All Dissenting Shares held by Dissenting Shareholders who exercise their right to dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to CDG or Preo, as applicable, and cancelled in exchange for such fair value or, if such Dissenting Shareholders ultimately are not so entitled to be paid the fair value thereof, such Dissenting Shares will be deemed to be changed into Amalco Common Shares on the same basis as all other Shareholders.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of his or her Dissenting Shares.  Section 191 of the ABCA (as modified by the Plan of Arrangement and the Interim Order) requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder.  Accordingly, each Dissenting Shareholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of Section 191 of the ABCA, the Plan of Arrangement and the Interim Order, the full texts of which are set out in Appendix K, Appendix D – Schedule A and Appendix C, respectively, to this Information Circular, and consult their own legal advisor.

It is a condition to the completion of the Arrangement that holders of not more than 2.0% of the aggregate of the number of issued and outstanding CDG Shares and not more than 2.0% of the aggregate of the number of issued and outstanding Preo Shares shall have given notice of their intention to exercise their Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

Expenses of the Arrangement

The combined estimated fees, costs and expenses of CDG and Preo in connection with the Arrangement, including financial advisors' fees, filing fees, legal fees, accounting fees, printing and mailing costs, listing fees, regulatory application fees, but not including severance and/or change of control payments, are anticipated to be approximately $250,000.

Stock Exchange Listing

The CDG Shares are currently listed on the CNQ and quoted on the OTCBB.  The Preo Shares are not currently listed or traded on any stock exchange. There is a mutual covenant in the Arrangement Agreement that an application be made for the Amalco Common Shares to be listed and posted for trading on the TSX-V within 30 days of closing. Any such listing application will be subject to Amalco fulfilling all of the requirements of the TSX-V. As at the date of this Information Circular, no such application has been made and there can be no assurance that any such application will be accepted on a timely basis or at all. No stock exchange nor any securities regulatory authority has in any way passed upon the merits of the Arrangement or the content of this Information Circular.

It is anticipated that following the Effective Date, Amalco will file a notice with the SEC that it will no longer have any informational reporting requirements under the U.S. Exchange Act. Subject to an objection of the SEC (which may be issued within the 90 days following the filing of the appropriate notice with the SEC) Amalco will cease to have any informational reporting requirements under the U.S. Exchange Act. In connection with the above noted process, Amalco will also seek to voluntarily cease to be quoted on the OTCBB.

Eligibility for Investment in Canada

In the opinion of Bennett Jones LLP, counsel to Preo, and TingleMerrett LLP, counsel to CDG, the Amalco Common Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans at that time.

Resale of Amalco Common Shares

General

Upon completion of the Arrangement, Amalco will become a "reporting issuer" or equivalent thereof in all of the provinces of Canada other than Newfoundland and Labrador.

Preo Shareholders

Canada

The Amalco Common Shares issued to Preo Shareholders pursuant to the Arrangement will be issued in reliance on statutory exemptions from the prospectus and registration requirements of applicable securities laws in all of the provinces of Canada other than Newfoundland and Labrador.  The Amalco Common Shares issued to Preo Shareholders pursuant to the Arrangement will generally be "freely tradeable", provided that: (i) the resale of such shares is made through a registered dealer, (ii) no unusual effort is made to prepare the market or to create a demand for the Amalco Common Shares and no extraordinary commission or consideration is paid in respect of the trade, (iii) the resale is not made by a "control person" as defined by applicable securities legislation, (iv) there are no cease trade orders or other orders prohibiting trading of the Amalco Common Shares and (v) if the Preo Shareholder is an insider of or officer of Amalco, the Preo Shareholder has no reasonable grounds to believe that Amalco is in default of securities legislation. Existing statutory exemptions will permit such resale in all of the provinces of Canada.

The completion of the Arrangement is subject to receipt of all necessary regulatory approvals.

Preo Shareholders are urged to consult their legal advisors to determine the extent of all applicable resale restrictions.

United States

The Amalco Common Shares to be issued to former holders of Preo Shares pursuant to the Arrangement will not be registered under the U.S. Securities Act in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act or under applicable state securities laws in reliance upon exemptions from registration therefrom.  The Amalco Common Shares received by Preo Shareholders pursuant to the Arrangement may be resold without restriction by persons who were not "affiliates" of Preo or CDG before the Arrangement and who are not an "affiliate" of Amalco after the Arrangement.  For purposes of the U.S. Securities Act, an "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.  The term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise and may include officers, directors and principal shareholders. As a result of CDG's status as a "shell company" under U.S. federal securities laws, Preo Shareholders who were "affiliates" of either Preo or CDG before the Arrangement or who will be "affiliates" of Amalco after the Arrangement will be subject to the U.S. Securities Act and applicable state securities laws restrictions on the resale of their Amalco Common Shares following the consummation of the Arrangement.  However, such "affiliates" may resell such Amalco Common Shares without registration under the U.S. Securities Act and applicable state securities laws immediately, either (a) outside the United States pursuant to and in accordance with Regulation S under the U.S. Securities Act or (b) in a transaction exempt from such registration requirements.

The foregoing discussion is only a general overview of certain Canadian and United States securities laws applicable to Amalco Common Shares issued to Preo Shareholders pursuant to the Arrangement.  Preo Shareholders, who are to receive Amalco Common Shares pursuant to the Arrangement, are urged to consult their respective legal advisors to determine the extent of all applicable resale provisions with respect to such Amalco Common Shares.

CDG Shareholders

Canada

The Amalco Common Shares issued to CDG Shareholders pursuant to the Arrangement will be issued in reliance on statutory exemptions from the prospectus and registration requirements of applicable securities laws in all of the provinces of Canada other than Newfoundland and Labrador.  The Amalco Common Shares issued to CDG Shareholders pursuant to the Arrangement will generally be "freely tradeable", provided that: (i) the resale of such shares is made through a registered dealer, (ii) no unusual effort is made to prepare the market or to create a demand for the Amalco Common Shares and no extraordinary commission or consideration is paid in respect of the trade, (iii) the resale is not made by a "control person" as defined by applicable securities legislation, (iv) there are no cease trade orders or other orders prohibiting trading of the Amalco Common Shares and (v) if the CDG Shareholder is an insider of or officer of Amalco, the CDG Shareholder has no reasonable grounds to believe that Amalco is in default of securities legislation. Existing statutory exemptions will permit such resale in all of the provinces of Canada.

The completion of the Arrangement is subject to receipt of all necessary regulatory approvals.

CDG Shareholders are urged to consult their legal advisors to determine the extent of all applicable resale restrictions.

United States

The Amalco Common Shares to be issued to U.S. persons who are former holders of CDG Shares pursuant to the Arrangement will not be registered under the U.S. Securities Act in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act or under applicable state securities laws in reliance upon exemptions.  The Amalco Common Shares received by CDG Shareholders pursuant to the Arrangement may be resold without restriction by persons who were not "affiliates" of Preo or CDG before the Arrangement and who are not an "affiliate" of Amalco after the Arrangement. For purposes of the U.S. Securities Act, an "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. The term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise and may include officers, directors and principal shareholders. As a result of CDG's status as a "shell company" under U.S. federal securities laws, CDG Shareholders who were "affiliates" of either Preo or CDG before the Arrangement or who will be "affiliates" of Amalco after the Arrangement.

will be subject to certain restrictions on resale under the U.S. Securities Act and applicable state securities laws restrictions on the resale of their Amalco Common Shares following the consummation of the Arrangement. Further, the certificates representing the Amalco Common Shares issued to such persons will bear U.S. restrictive legends to ensure compliance with such restrictions on resale.

However, such "affiliates" may resell such Amalco Common Shares without registration under the U.S. Securities Act and applicable state securities laws, either (a) outside the United States pursuant to and in accordance with Regulation S under the U.S. Securities Act and in accordance with local laws and regulations or (b) in a transaction exempt from such registration requirements that meets the requirements of such exemption(s).

The foregoing discussion is only a general overview of certain Canadian and United States securities laws applicable to Amalco Common Shares issued to CDG Shareholders pursuant to the Arrangement.  CDG Shareholders, who are to receive Amalco Common Shares pursuant to the Arrangement, are urged to consult their respective legal advisors to determine the extent of all applicable resale provisions with respect to such Amalco Common Shares.

EFFECT OF THE ARRANGEMENT UPON SHAREHOLDERS

The Arrangement will result in CDG and Preo being amalgamated and CDG Shareholders and Preo Shareholders (excluding Dissenting Shareholders and CDG Shareholders with less than a Board Lot) receiving Amalco Common Shares.

As a result of the Arrangement, CDG Shareholders (excluding Dissenting Shareholders and CDG Shareholders holding less than a Board Lot) will receive 1.0 Amalco Common Share for each CDG Share held after giving effect to the CDG Consolidation and Preo Shareholders (excluding Dissenting Shareholders) will receive 2.0 Amalco Common Shares for each Preo Share held by them.

Pursuant to the Arrangement, approximately 37.6 million Amalco Common Shares (including Amalco Common Shares issuable in respect of the related transactions (See "Related Transactions") and assuming no Preo Options are exercised and that there are no Dissenting Shareholders) will be issued.  Preo Shareholders (assuming there are no Dissenting Shareholders) will receive an aggregate of approximately 27.3 million Amalco Common Shares, representing approximately 72.6% of the Amalco Common Shares and CDG Shareholders will receive an aggregate of approximately 10.2 million Amalco Common Shares, representing approximately 27.4% of the Amalco Common Shares.  See "Appendix H – Amalco Pro Forma Consolidated Financial Statements" and "Appendix I – Information Relating to Amalco Post Arrangement".

To the best knowledge of the directors and senior officers of CDG and Preo, no person or company will beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding Amalco Common Shares after giving effect to the Arrangement other than Foundation Equity Corporation, Springbank TechVentures Canadian, L.P. and Springbank TechVentures International, L.P. (acting jointly by their general partner Springbank TechVentures GP Inc.) and First Yellowhead Equities Inc. which are expected to hold approximately 29.4%, 12.4% and 11.7% of the Amalco Common Shares, respectively.

PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

·

the Arrangement must be approved by the Preo Shareholders and CDG Shareholders in the manner set forth in the Interim Order;

·

the Arrangement must be approved by the Court pursuant to the Final Order;

·

all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party;

·

the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar; and

·

the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement must be issued by the Registrar.

CDG Shareholder Approval

Pursuant to the Interim Order, the Court has directed that the CDG Shareholders be asked to approve the CDG Special Resolution at the CDG Meeting.  The CDG Meeting is scheduled to be held at 9:00 a.m. (Edmonton time) in the offices of Bennett Jones LLP, 1000 ATCO Centre, 10035 – 105th Street N.W., Edmonton, Alberta.  The CDG Special Resolution must be approved by at least 66⅔% of the votes cast by CDG Shareholders at the CDG

Meeting and must also be approved by disinterested shareholders as described below, subject to further order of the Court.  At the CDG Meeting, each CDG Shareholder will be entitled to vote on the basis of one vote per CDG Share held.  See "Proxy and Voting Matters".

As described in the press release of the CDG dated June 13, 2008, the Arrangement may be considered a "business combination" or, in part, a "related party transaction" within the meaning of 61-101, on the basis that certain insiders of the CDG are also insiders of Preo. The formal valuation requirement set out in 61-101 will not apply to the Arrangement since, amongst other factors, CDG is not listed on certain specified markets (i.e. the Toronto Stock Exchange). The requirement for minority approval set out in 61-101 will apply. Accordingly, when calculating the requisite number of CDG Shares required to approve the Special Resolution, the minority approval requirements set out in Part 8 of 61-101 must be satisfied, which requirements set out that, without limitation, votes cast by interested parties, related parties of interested parties and parties acting jointly with such parties will be excluded from the vote.  It is estimated that 8,656,157 CDG Shares will not be counted to determine whether the required level of CDG Shareholder approval has been obtained.

Preo Shareholder Approval

Pursuant to the Interim Order, the Court has directed that the Preo Shareholders be asked to approve the Preo Special Resolution at the Preo Meeting.  The Preo Meeting is scheduled to be held at 8:00 a.m. (Edmonton time) on July 23, 2008 in the offices of Bennett Jones LLP, 1000 ATCO Centre, 10035 – 105th Street N.W., Edmonton, Alberta.  The Preo Special Resolution must be approved by at least 66⅔% of the votes cast by Preo Shareholders at the Preo Meeting, voting together as a single class, subject to further order of the Court.  At the Preo Meeting, each Preo Shareholder will be entitled to vote on the basis of one vote per Preo Share held.  See "Proxy and Voting Matters".

Court Approval

The ABCA provides that an arrangement requires Court approval.  On June 18, 2008, Preo and CDG obtained the Interim Order, providing for the calling and holding of the Preo Meeting, the CDG Meeting and other procedural matters.  The Interim Order is attached hereto as Appendix C. Subject to the terms of the Arrangement Agreement and, if the Preo Special Resolution is approved at the Preo Meeting and the CDG Special Resolution is approved at the CDG Meeting in the manner required by the Interim Order, Preo and CDG will make application to the Court for the Final Order at the Law Courts Building, 1A Sir Winston Churchill Square N.W., Edmonton, Alberta on July 24, 2008 at 9:00 a.m. (Edmonton time) or as soon thereafter as counsel may be heard.  The Notice of Joint Petition for the Final Order accompanies this Information Circular.  All Preo Shareholders and CDG Shareholders and any other interested party who wish to participate or be represented at the hearing may do so, subject to filing with the Court and serving on Preo and CDG, a Notice of Intention to Appear on or before noon (Edmonton time) on July 22, 2008, together with any evidence or materials which are to be presented to the Court, setting out the Preo Shareholder's, CDG Shareholder's or other interested party's mailing address for service and indicating whether such Preo Shareholder, CDG Shareholder or other interested party intends to support or oppose the petition or make submissions. Service of such notice shall be effected by service upon the solicitors for Preo, Bennett Jones LLP, Barristers & Solicitors, 1000 ATCO Centre, 10035 – 105 Street, Edmonton, Alberta, T5J 3T2, Attention: David M. Hawreluk the solicitors for CDG, TingleMerrett LLP, 1250, 639 – 5th Avenue S.W., Calgary, Alberta, T2P 0M9, Attention: Scott Reeves.  See "Notice of Joint Petition".

Preo has been advised by its counsel, Bennett Jones LLP, and CDG has been advised by its counsel, TingleMerrett LLP, that the Court has broad discretion under the ABCA when making orders with respect to an arrangement and that the Court, upon hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Preo Shareholders and CDG Shareholders (and any other interested party as the Court determines appropriate). The Court may approve the Arrangement either as proposed or as amended in any manner as the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. Either Preo or CDG may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to it, acting reasonably.

The Final Order will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder, with respect to the Amalco Common Shares to be issued to Shareholders pursuant to the Arrangement.  Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear.  The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered.  The Court granted the Interim Order on June 18, 2008 and, subject to the approval of the Arrangement by the Preo Shareholders and CDG Shareholders, a hearing on the Arrangement will be held on June 24, 2008 by the Court.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

Notice to U.S. Shareholders

U.S. Shareholders are advised to consult their tax advisors to determine the particular United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

Introduction

Subject to the qualifications and assumptions contained herein, in the opinion of Bennett Jones LLP, counsel to Preo, and TingleMerrett LLP, counsel to CDG (collectively, "Counsel"), the following is, as of the date of this Information Circular, a fair and adequate summary of the principal Canadian federal income tax considerations generally applicable to certain Preo Shareholders and CDG Shareholders who are affected by the Arrangement.

This summary is based upon the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by the Canadian Minister of Finance prior to the date hereof (the "Proposed Amendments") and Counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "CRA").  This summary assumes that all Proposed Amendments will be enacted in their present form, although there is no certainty that any of the Proposed Amendments will be so enacted, if at all.  This summary does not otherwise take into account or anticipate any changes in law, whether by way of judicial decision or legislative action, nor any changes in the administrative or assessing practices of the CRA, nor does it take into account tax legislation of countries other than Canada or any provincial or territorial tax legislation.

This summary is restricted to Preo Shareholders and CDG Shareholders who, for purposes of the Tax Act:

1.

hold their respective shares as capital property;

2.

deal at arm's length with Preo and CDG and will deal at arm's length with Amalco;

3.

are not affiliated with Preo or CDG;

4.

are not "financial institutions" for purposes of the "mark-to-market" rules contained in the Tax Act;

5.

are not specified "financial institutions" for purposes of the Tax Act; and

6.

are not shareholders to whom their interest in Preo or CDG is a tax shelter investment.

Any excluded shareholders should consult their own tax advisors.

Preo Shareholders and CDG Shareholders will generally be considered to hold their shares as capital property for purposes of the Tax Act unless any such Shareholder holds their shares as a trader or dealer in securities in the course of carrying on a business or have acquired their Preo Shares or their CDG Shares as part of an adventure in the nature of trade.  Certain Preo Shareholders and CDG Shareholders who are resident in Canada and who might not otherwise be considered to hold such shares as capital property may be entitled to have them treated as capital property by making the irrevocable election provided for in subsection 39(4) of the Tax Act in respect of all "Canadian securities".  This irrevocable election, if made, would have the effect of treating as capital property all present and future property of an electing Preo Shareholder or CDG Shareholder which qualifies as a "Canadian security" as defined in the Tax Act.  Any Preo Shareholder or CDG Shareholder contemplating making such election should first consult their tax advisor as its completion will affect the income tax treatment of their disposition of other Canadian securities.

The summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Preo Shareholder or CDG Shareholder, nor does it describe the tax filing and compliance requirements that may apply to any particular Preo Shareholder or CDG Shareholder.  Accordingly, such shareholders should consult their own independent tax advisors for advice with respect to the income tax consequences to them of the Arrangement, having regard to their own particular circumstances.

Canadian Resident Shareholders

The following portion of this summary is only applicable to Preo Shareholders and CDG Shareholders who, at all relevant times are, or are deemed to be, resident in Canada for the purposes of the Tax Act and any applicable income tax treaty or convention.

CDG Consolidation

The CDG Consolidation will not result in a disposition or acquisition of CDG Common Shares for purposes of the Tax Act.  The cost to each CDG Shareholder of its new shareholding in CDG will be equal to the adjusted cost base of such CDG Shareholder's shareholding in CDG immediately prior to the CDG Consolidation.

Conversion of Preo January Debentures into Preo Preferred Shares

The conversion of the Preo January Debentures into Preo Preferred Shares pursuant to the conversion privilege exercised pursuant to the terms of the Preo January Debentures will be deemed by the Tax Act not to be a disposition of the Preo January Debentures and, accordingly, the holders of the Preo January Debentures will not generally be considered to have realized a gain or loss on such conversion.  The cost to the holder of Preo January Debentures of the Preo Preferred Shares acquired on such conversion will be equal to the adjusted cost base of the Preo January Debentures to such holder immediately before the conversion.  For purposes of determining the adjusted cost base to a person of Preo Preferred Shares so acquired, the cost of the Preo Preferred Shares will generally be averaged with the adjusted cost base of all other Preo Preferred Shares held by a holder of the Preo January Debentures as capital property immediately prior to the conversion.

Conversion of Preo Preferred Shares into Preo Common Shares

The conversion of Preo Preferred Shares into Preo Common Shares will be deemed by the Tax Act not to be a disposition of the Preo Preferred Shares and, accordingly, the holders of the Preo Preferred Shares will not generally be considered to have realized a gain or loss on such conversion.  The cost to a holder of Preo Preferred Shares of the Preo Common Shares acquired on such conversion will be equal to the adjusted cost base of the Preo Preferred Shares to such holder immediately before the conversion.  For purposes of determining the adjusted cost base of the Preo Common Shares so acquired, the cost of the Preo Common Shares will generally be averaged with the adjusted cost base of all other Preo Common Shares held by the holder of the Preo Preferred Shares as capital property immediately prior to the conversion.

Amalgamation

Preo Shareholders and CDG Shareholders, who hold shares of the applicable predecessor corporation as capital property and who dispose of them as part of the amalgamation pursuant to the Arrangement and who receive only Amalco Common Shares as consideration for their shares of the applicable predecessor corporation, will realize neither a capital gain nor a capital loss as a result of the disposition.  Such Shareholders will be deemed to have disposed of their shares of the predecessor corporation for proceeds of disposition equal to the Shareholder's adjusted cost base in such shares immediately before the amalgamation.  The Amalco Common Shares will be deemed to have been acquired by a Preo Shareholder or a CDG Shareholder, as the case may be, at an aggregate cost equal to such Shareholder's aggregate adjusted cost base of the shares of the applicable predecessor corporation, immediately before the amalgamation.  Where a Shareholder owned both Preo Common Shares and CDG Shares immediately before the amalgamation, the detailed averaging rules contained in the Tax Act will generally apply in determining the adjusted cost base to the holder of the Amalco Common Shares.

Preo Options

A Preo Optionholder whose options to acquire Preo Common Shares under the Preo Options are exchanged for Amalco Options pursuant to the Arrangement will not recognize any immediate taxable income on the exchange provided that (i) the Preo Optionholder is a current or former employee, director or officer of Preo or any subsidiary thereof and such Preo Optionholder received his or her Preo Options in respect of, in the course of, or by virtue of his or her position as an employee, director or officer of Preo or any subsidiary thereof, and (ii) the difference between the value of the Amalco Common Shares available for purchase under the Amalco Option Plan immediately after the exchange and the amount payable by the Preo Optionholder under the Amalco Option Plan does not exceed the difference between the value of the Preo Common Shares available for purchase under the Preo Option Plan immediately before the exchange and the amount payable by the Preo Option Holder under the Preo Option Plan to acquire such Preo Common Shares.  Preo Optionholders should consult their own tax advisors for additional advice.

Dissenting Shareholders

Because of uncertainties under the Tax Act and the administrative policies of the CRA as to whether amounts paid to a Dissenting Shareholder will be treated as proceeds of disposition or as the payment of a deemed dividend, Dissenting Shareholders are advised to consult their own tax advisors with respect to the Canadian federal income tax treatment of payments received as a result of the exercise of the dissent right.

Non-Resident Shareholders

The following portion of this summary is applicable to Preo Shareholders and CDG Shareholders who are not, and are not deemed to be, resident in Canada for the purposes of the Tax Act and any applicable income tax treaty or convention ("non-resident Shareholders").

CDG Consolidation

The CDG Consolidation will not result in a disposition or acquisition of CDG Common Shares by non-resident CDG Shareholders for purposes of the Tax Act.  The cost to each CDG Shareholder of its new shareholding in CDG will be equal to the adjusted cost base of such CDG Shareholder's shareholding in CDG immediately prior to the CDG Consolidation.

Conversion of Preo January Debentures into Preo Preferred Shares

The conversion of the Preo January Debentures into Preo Preferred shares pursuant to the conversion privilege exercised pursuant to the terms of the Preo January Debentures will be deemed by the Tax Act not to be a disposition of the Preo January Debentures and, accordingly, the non-resident holders of the Preo January Debentures will not generally be considered to have realized a gain or loss on such conversion.  The cost to a non-resident holder of a Preo January Debenture of the Preo Preferred Shares acquired on such conversion will be equal to the adjusted cost base of the Preo January Debenture to such holder immediately before the conversion.  For purposes of determining the adjusted cost base to a non-resident holder of a Preo January Debenture of the Preo Preferred Shares so acquired, the cost of the Preo Preferred Shares will generally be averaged with the adjusted cost base of all other Preo Preferred Shares held by the non-resident holder of the Preo January Debenture as capital property immediately prior to such acquisition.

Conversion of Preo Preferred Shares into Preo Common Shares

The conversion of the Preo Preferred Shares into Preo Common Shares will be deemed by the Tax Act not to be a disposition of the Preo Preferred Shares and accordingly the non-resident Shareholders of the Preo Preferred Shares will not generally be considered to have realized a gain or loss on such conversion.  The cost to the non-resident Shareholder of the Preo Preferred Shares of the Preo Common Share acquired on such conversion will be equal to the adjusted cost base of the Preo Preferred Shares to such non-resident Shareholder immediately before the conversion.  For purposes of determining the adjusted cost base to a non-resident Shareholder of a Preo Common Share so acquired, the cost of the Preo Common Shares will generally be averaged with the adjusted cost base of all other Preo Common Shares held by the non-resident Shareholder of the Preo Preferred Shares as capital property immediately prior to the conversion.

Tax Withholding for Non-resident Shareholders

Preo Shareholders who are non-resident Shareholders, in the case of the conversion of Preo January Debentures into Preo Preferred Shares and the conversation of the Preo Preferred Shares into Preo Common Shares will be required to provide to Preo, prior to the Effective Time, the purchaser's copy of a clearance certificate issued pursuant to section 116 of the Tax Act, having a certificate limit reasonably acceptable to Preo.  In the event that a non-resident Shareholder does not provide a clearance certificate prior to the Effective Time, Preo will withhold such number of Preo Shares or Amalco Common Shares that would otherwise have been issued to the non-resident Shareholder pursuant to the Arrangement as is necessary to comply with the provisions of the Tax Act and Amalco will dispose of such number of shares withheld as is required to comply with the provisions of the Tax Act.

Amalgamation

Non-resident Shareholders, will realize neither a capital gain nor a capital loss on the amalgamation wherein their Preo Common Shares or CDG Shares, as the case may be, are exchanged for Amalco Common Shares.  However, since the Preo Common Shares and the CDG Shares are not listed on a designated stock exchange, the Preo Common Shares and the CDG Shares will constitute "taxable Canadian property" within the meaning of the Tax Act to non-resident Shareholders.  Consequently, the Amalco Common Shares received by a non-resident Shareholder on the amalgamation shall also be deemed to be taxable Canadian property.  When taxable Canadian property of a non-resident Shareholder is disposed of and results in a capital gain, one-half of the gain is taxed pursuant to the provisions of the Tax Act.  The Amalco Common Shares will be deemed to have been acquired by a non-resident Shareholder at an aggregate cost equal to such non-resident Shareholder's aggregate adjusted cost base in their Preo Common Shares or CDG Shares, as the case may be, immediately before the amalgamation pursuant to the Arrangement.  Where a non-resident Shareholder owns both Preo Shares and CDG Shares immediately prior to the amalgamation, the detailed averaging rules contained in the Tax Act will generally apply in determining the adjusted cost base to the non-resident Shareholder of the Amalco Common Shares received.

Dissenting Shareholders

Non-resident Shareholders are referred to the discussion above for residents of Canada for a general description of the tax considerations applicable to them if they elect to exercise their right to dissent.  Non-resident Shareholders will be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of their shares as such shares shall constitute taxable Canadian property.

However, even where the non-resident Shareholder's shares constitute taxable Canadian property and the disposition of such shares would give rise to a capital gain, an exemption from tax under the Tax Act may be available under the terms of an applicable tax treaty between Canada and the country of residence of the non-resident Shareholder.  Non-resident Shareholders are advised to consult their own tax advisor for advice having regard to their particular circumstances and in particular for any tax relief that may be available pursuant to a tax treaty to which Canada is a party.

Any dividends deemed to be paid or credited to a non-resident Shareholder as a result of the exercise of dissent rights hereunder will generally be subject to Canadian non-resident withholding tax and at a rate of 25% on the gross amount of the dividends.  Tax relief may be available to a non-resident Shareholder under the terms of an applicable tax treaty between Canada and the country of residence of the non-resident Shareholder.  For example, the Canada-US Income Tax Convention, 1980 reduces the tax on dividends from 25% to 15% or to 5% for corporations that own at least 10% of the voting stock of the corporation paying the dividend.  Dissenting Shareholders should contact their own tax advisors to determine if they are entitled to the benefit of a tax treaty to which Canada is a party.

EXPERTS

Certain legal matters relating to the Arrangement are to be passed upon at the Closing by Bennett Jones LLP, on behalf of Preo and TingleMerrett LLP, on behalf of CDG.  As at June 23, 2008, the partners and associates of Bennett Jones LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Preo Shares and less than 1% of the outstanding CDG Shares.  As at June 23, 2008, the partners and associates of TingleMerrett LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Preo Shares and the outstanding CDG Shares.

INFORMATION RELATING TO PREO

Preo was incorporated pursuant to the ABCA on September 9, 2000.  Preo was originally incorporated as "898746 Alberta Ltd." on October 5, 2000.  Preo amended its articles to change its name to "Gotacopy.com Inc." and on May 19, 2005 amended its articles again to change its name to "Preo Software Inc."  Preo is not a reporting issuer in any jurisdiction and the Preo Shares are not listed or posted for trading on any exchange.

Preo's principal office is at 202, 3553-31st Street N.W., Calgary, Alberta, T2L 2K7.  Preo's registered office is at 1000, 10035 – 105 Street N.W., Edmonton, Alberta, T5J 3T2.

See "Appendix G - Information Relating to Preo" for a complete description of Preo and its assets prior to completion of the Arrangement.

INFORMATION RELATING TO CDG

CDG was originally incorporated pursuant to the Companies Act (Alberta) on October 12, 1979 and was continued under the ABCA on May 3, 1984.  The name of CDG was formerly "Golden Rule Resources Ltd.", which name was changed to "CDG Investments Inc." pursuant to articles of amendment on March 21, 2002.

CDG's head and principal office as well as its registered office is at 500, 926 – 5th Avenue S.W., Calgary, Alberta, T2P 0N7.

 CDG is a reporting issuer or the equivalent thereof in all of the provinces of Canada, other than Newfoundland and Labrador, and the CDG Shares are listed and posted for trading on the CNQ under the symbol "CDGI" and quoted on the OTCBB under the symbol "CDGEF".

See "Appendix F - Information Relating to CDG" for a complete description of CDG, its assets and its securities.

INFORMATION RELATING TO AMALCO UPON COMPLETION OF THE ARRANGEMENT

Upon completion of the Arrangement, Amalco will have approximately 37,343,241 Amalco Common Shares issued and outstanding.  See "Appendix I - Information Relating to Amalco Post Arrangement".

Preo's existing management team will continue with Amalco following completion of the Arrangement, with Gary McCone as President and Chief Executive Officer, Karim Teja as Chief Financial Officer, Dave Edmonds as Vice President Business Development, Randy Coates as Vice President Operations, Ian Graham as Vice President

Product Management and Shameer Dada as Controller.  Upon completion of the Arrangement, Preo's existing board members, Shawn Abbott (Chairman), David Edmonds, Ted Redmond,  Nathanael Glubish and Earl Everall, will be the directors of Amalco.

There is a mutual covenant in the Arrangement Agreement that an application be made for the Amalco Common Shares to be listed and posted for trading on the TSX-V within 30 days of closing. Any such listing application will be subject to Amalco fulfilling all of the requirements of the TSX-V. As at the date of this Information Circular, no such application has been made and there can be no assurance that any such application will be accepted on a timely basis or at all. No stock exchange nor any securities regulatory authority has in any way passed upon the merits of the Arrangement or the content of this Information Circular. See "Description of the Arrangement – Stock Exchange Listing".

It is expected that Amalco will become a reporting issuer or equivalent thereof in all of provinces of Canada, other than Newfoundland and Labrador, upon completion of the Arrangement.  Upon becoming a reporting issuer, Amalco will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

It is expected that Amalco, on the basis of the CDG Consolidation, subject to an objection of the SEC (which may be issued within the 90 days following the filing of the appropriate notice with the SEC) will cease to have any informational reporting requirements under the U.S. Exchange Act.

See "Appendix G - Information Relating to Preo", "Appendix F – Information Relating to CDG" and "Appendix I - Information Relating to Amalco Post Arrangement" for a complete description of Amalco, its assets and its securities upon completion of the Arrangement.  See also "Appendix H - Amalco Pro Forma Consolidated Financial Statements".

OTHER MATTERS CONSIDERED AT THE CDG MEETING

Financial Statements

The financial statements of CDG for the year ended September 30, 2006 and September 30, 2007 and the auditors' reports thereon were mailed to all registered CDG Shareholders and all CDG Shareholders who had requested receipt of these statements.  Upon request, CDG will promptly provide a copy of such year end financial statements to a CDG Shareholder free of charge.

CDG Shareholders who wish to receive interim financial statements are encouraged to send the enclosed notice, in the addressed envelope to CDG at Suite 500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7.

Share Consolidation

In connection with the Arrangement (but to be effective whether or not the Arrangement is approved), the CDG Board is proposing to proceed to consolidate the CDG Shares. The CDG Shareholders will be asked to approve the CDG Consolidation in substantially the terms set out below. CDG believes that the CDG Consolidation, if implemented, will result in a number of Amalco Common Shares and a trading price per Amalco Common Share that may be more attractive on a go forward basis.  The independent members of the CDG Board, after carefully considering the CDG Consolidation, propose that the share consolidation is in the best interests of CDG and the CDG Shareholders and unanimously recommend that the CDG Shareholders vote in favour of the CDG Consolidation. Unless instructed otherwise, the management designees in the accompanying CDG Instrument of Proxy intend to vote "FOR" the resolution.

In order to become effective, the CDG Consolidation must be approved by a special resolution of the CDG Shareholders, which requires approval by at least 66⅔% of the votes cast by CDG Shareholders at the CDG Meeting.

Notwithstanding the foregoing, the proposed special resolution authorizes the CDG Board, without further notice to or approval of the CDG Shareholders, to decide not to proceed with the CDG Consolidation and to revoke such resolution at any time prior to its becoming effective.

CDG requests CDG Shareholders to consider, and if thought appropriate, to pass, with or without variation, at the CDG Meeting, a special resolution relating to the approval of the CDG Consolidation substantially in the form as set forth below:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION OF THE HOLDERS OF COMMON SHARES OF CDG INVESTMENTS INC. (THE "CORPORATION"), THAT:

1.

The Articles of the Corporation be amended to consolidate (the "Consolidation") the issued and outstanding common shares in the capital of the Corporation (the "Pre-Consolidation Shares") by changing each of the issued and outstanding Pre-Consolidation Shares of the Corporation into no less than one-fourth (1/4) of a common share in the capital of the Corporation (the "Post-Consolidation Shares").

2.

No fractional Post-Consolidation Shares shall be issued in connection with the Consolidation and, in lieu of any fractional entitlement, the number of Post-Consolidation Shares issued to the former holders of Pre-Consolidation Shares shall be rounded up to the next greater whole number of shares if the fractional entitlement is equal to or greater than 0.5, and shall, without any additional compensation, be rounded down to the next lesser whole number of shares if the fractional entitlement is less than 0.5, provided that no former holder of Pre-Consolidation Shares shall receive anything less than one (1) Post-Consolidation Share.

3.

Any Director or Officer of the Corporation be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution including, without limitation, to deliver Articles of Amendment under the Business Corporation Act (Alberta).

4.

Notwithstanding that this special resolution has been duly passed by the holders of the Pre-Consolidation Shares, the Directors of the Corporation be, and they are hereby authorized and empowered to revoke this special resolution at any time prior to the issue of a Certificate of Amendment giving effect to the Amendment to the Articles of the Corporation set forth above and to determine not to proceed with the Amendment without further approval of such holders."

Approval of the Amalco Option Plan

The Amalco Option Plan is to be implemented if the Preo Shareholders and the CDG Shareholders approve the Arrangement Resolutions. It is proposed that the CDG Shareholders vote in favour of the Amalco Option Plan annexed as Appendix J hereto. Unless instructed otherwise, the management designees in the accompanying CDG Instrument of Proxy intend to vote "FOR" the resolution.

 Upon completion of the Arrangement, Amalco will implement the Amalco Option Plan, subject to regulatory approval.  Pursuant to the Amalco Option Plan, the Amalco Board will be authorized to grant options to purchase Amalco Common Shares to directors, officers, employees and consultants of Amalco or of any of Amalco's subsidiaries or any other person or company engaged to provide ongoing management or consulting services to Amalco or for any entity controlled by Amalco.

Initially, the Amalco Option Plan, assuming completion of the Arrangement, will authorize the Amalco Board to have reserved for issuance a total of approximately 5,601,486 million Amalco Common Shares (an amount representing 15.0% of the outstanding Amalco Common Shares at such time).  There will be approximately 3,419,352 Amalco Options outstanding upon completion of the Arrangement, representing approximately 9.1% of the issued and outstanding Amalco Common Shares (after giving effect to the related transactions (See "Related Transactions") and assuming there are no Dissenting Shareholders and no Preo Options are exercised).  The Amalco

Common Shares in respect of which stock options are not exercised shall be available for subsequent stock option grants.  The terms of options granted, to a maximum of 5 years from the date of the grant, and any vesting limitations shall be determined by the Amalco Board in its discretion.

The aggregate number of Amalco Common Shares reserved for issuance to any one person under the Amalco Option Plan, together with all other share compensation arrangements of Amalco, shall not exceed 5% of the total number of issued and outstanding Amalco Common Shares (on a non diluted basis).  The Amalco Option Plan also provides that no options shall be granted without Amalco Shareholder approval.  If such grant, together with all other share compensation arrangements of Amalco, could result in: (i) a number of Amalco Common Shares reserved for issuance pursuant to options granted to insiders exceeding 10% of the issued and outstanding Amalco Common Shares; and (ii) the issuance within a one year period of a number of Amalco Common Shares exceeding 10% of the issued and outstanding Amalco Common Shares; and (iii) the issuance to any one insider and such insider's associates, within a one year period, of a number of Amalco Common Shares exceeding 5% of the issued and outstanding Amalco Common Shares.

The price per share at which Amalco Common Shares may be purchased under the Amalco Option Plan (the "Option Price"), as may be adjusted pursuant to the provisions of the Amalco Option Plan, shall be fixed by the Amalco Board at the time of the grant but under no circumstances shall any Option Price at the time of the grant be lower than the "Market Price" (as defined in the Amalco Option Agreement).

Amalco Options are non-assignable and non-transferable by the person to whom they are granted except by will or the laws of descent and distribution. In the event the holder of stock options ceases to be employed by Amalco or its subsidiaries as a result of such employment being terminated, whether or not for cauase, the holder's stock options shall be terminated on the earlier of the expiration of the option period and 60 days after the date of such termination, except for holders engaged in investor relations activities, for whom the maximum period the options will remain available for exercise post-termination will be 30 days. In the event of a holder's retirement, death or permanent disability, an option shall be exercisable until the earlier of the expiration period or the date that is 90 days after the date of such retirement, death or permanent disability, except for holders engaged in investor relations activities, for whom the maximum period the options will remain available for exercise following such retirement, death or permanent disability will be 30 days.

In the event of a "change of control" (as defined in the Amalco Option Plan), all stock options shall immediately vest and be exercisable upon the earlier of the expiry date of the stock option and the date that is 30 days after the date of the sale or the change of control.

The Amalco Board may, at any time, suspend or terminate the Amalco Option Plan.  The Amalco Board may amend or revise the terms of the Amalco Option Plan, subject to the receipt of all necessary regulatory approvals.

In connection with the Arrangement, holders of Preo Options have agreed to exchange their respective Preo Options for Amalco Options pursuant to the Amalco Option Plan.  See "Related Transactions".

Amalco will have outstanding, at the Effective Date, options to purchase approximately 3,419,352 Amalco Common Shares, with exercise prices ranging from $0.10 to $0.225 per Amalco Common Share.  For information regarding persons who will hold options under the Amalco Option Plan, see "Appendix G – Information Relating to Preo - Stock Option Plan", "Appendix G – Information Relating to Preo – Compensation of Executive Officers and Directors", "Appendix F – Information Relating to CDG – Statement of Executive Compensation" and "Appendix F – Information Relating to CDG – CDG Stock Option Plan".

CDG requests CDG Shareholders to consider, and if thought fit, approve at the CDG Meeting an ordinary resolution substantially in the form set forth below:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE HOLDERS OF COMMON SHARES OF CDG INVESTMENTS INC. (THE "CORPORATION") THAT:

1.

subject to all applicable regulatory approvals, including stock exchanges, the implementation of the Amalco Option Plan (as defined in the Joint Management Information Circular and Proxy Statement of the Corporation and Preo Software Inc. dated June 23, 2008 (the "Information Circular")) is hereby approved;

2.

the form of the Amalco Option Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities, including stock exchanges, or at the discretion of the board of directors of the Corporation or Amalco (as defined in the Information Circular) acting in the best interests of the Corporation or Amalco without requiring further approval of the shareholders of the Corporation or Amalco; and

3.

any one director or officer of the Corporation or Amalco be and is hereby authorized and directed, upon the board of directors resolving to give effect to this resolution, to take all necessary steps and proceedings, and to execute, deliver and file any and all applications, declarations, documents and other instruments and do all such other acts or things (whether under corporate seal of the Corporation or Amalco or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution."

As it relates to Amalco, the foregoing resolution must be approved by a majority of the votes cast by what will effectively be the holders of Amalco Common Shares (CDG Shareholders who vote in person or by proxy in respect of the resolution at the CDG Meeting and Preo Shareholders who vote in person or by proxy in respect of the resolution at the Preo Meeting, with votes being recorded on a basis as if the Arrangement has been completed). Shares of those who will be considered insiders of Amalco and their associates will be excluded from voting with respect to the Amalco Option Plan. It is anticipated by CDG that 8,656,157 CDG Shares will be excluded from voting on this basis.

Election of Directors

CDG currently has four directors and it is expected that all four of these directors will retire from office at the CDG Meeting if the Arrangement is approved. It is expected that if the Arrangement is not approved by the Preo Shareholders at the Preo Meeting or by the CDG Shareholders at the CDG Meeting, that the current directors of CDG will stand for re-election at the CDG Meeting (see "Appendix F – Information relating to CDG - Directors and Officers"). The Arrangement Agreement calls for the current directors of Preo to be the directors of Amalco. Unless otherwise directed, provided that the Preo Shareholders and the CDG Shareholders approve the Arrangement Resolutions, it is the intention of management of CDG if named as proxy, to vote "FOR" the election of the persons named below to the board of directors of CDG and thereafter of Amalco to hold office until the next annual meeting of Amalco, or until their successors are elected or appointed:

Shawn Abbott

Ted Redmond

Nathanael Glubish

Earl Everall

David Edmonds

The names, municipalities of residence, the number of voting securities beneficially owned, directly or indirectly, or over which each exercises control or direction, following the successful completion of the Arrangement, and the offices to be held by each in CDG and Amalco and the principal occupation of the proposed directors and senior officers of CDG and Amalco are presented in the appendices to this Information Circular. Please refer specifically to "Appendix G – Information relating to Preo Software Inc. - Directors and Executive Officers" and "Appendix I – Information relating to Amalco post Arrangement - Directors and Officers".

As it relates to Amalco, the foregoing resolution must be approved by a majority of the votes cast by what will effectively be the holders of Amalco Common Shares (CDG Shareholders who vote in person or by proxy in respect of the resolution at the CDG Meeting and Preo Shareholders who vote in person or by proxy in respect of the resolution at the Preo Meeting, with votes being recorded on a basis as if the Arrangement has been completed).

Unless otherwise directed, provided that the Preo Shareholders or the CDG Shareholders do not approve the Arrangement Resolutions, it is the intention of management of CDG if named as proxy to vote "FOR" the election of the present directors of CDG to the board of directors of CDG to hold office until the next annual meeting of CDG, or until their successors are elected or appointed.

All proposed nominees have consented to be named in this Information Circular and to serve as directors if elected.

Appointment of Auditors

Unless otherwise directed, it is the intention of the management of CDG, provided that the Preo Shareholders and the CDG Shareholders approve the Arrangement Resolutions, to vote the proxies in favour of an ordinary resolution to appoint the firm of Collins Barrow Calgary LLP, Chartered Accountants, as the auditor of Amalco to hold office until close of the next annual meeting of the Amalco shareholders or until the firm is removed from office or resigns as provided by law or by the bylaws of Amalco, and to authorize the directors of Amalco to fix the remuneration of Collins Barrow Calgary LLP, Chartered Accountants, as auditor.

In the event that the Arrangement Resolutions are not approved, it is the intention of management of CDG to vote the proxies in favour of an ordinary resolution to appoint the incumbent auditor, that being the firm of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of CDG to hold the office until close of the next annual meeting of the CDG Shareholders or until the firm is removed from office or resigns as provided by law or by the bylaws of CDG, and to authorize the directors of CDG to fix the auditors' remuneration.

PricewaterhouseCoopers LLP, Chartered Accountants, have been the auditors of CDG since April 11, 2005. It is expected that if the Arrangement is not approved by the Preo Shareholders at the Preo Meeting or by the CDG Shareholders, that the current auditors will be put forward as the continuing auditors of CDG at the CDG Meeting (See "Appendix F – Information relating to CDG - Auditors, Registrar and Transfer Agent – Auditors"). See "Appendix I – Information relating to Amalco post Arrangement - Auditors, Registrar and Transfer Agent – Auditors" for more details concerning change of auditor.

As it relates to Amalco, the foregoing resolution must be approved by a majority of the votes cast by what will effectively be the holders of Amalco Common Shares (CDG Shareholders who vote in person or by proxy in respect of the resolution at the CDG Meeting and Preo Shareholders who vote in person or by proxy in respect of the resolution at the Preo Meeting, with votes being recorded on a basis as if the Arrangement has been completed).

OTHER MATTERS CONSIDERED AT THE PREO MEETING

Approval of the Amalco Option Plan

The Amalco Option Plan is to be implemented if the Preo Shareholders and the CDG Shareholders approve the Arrangement Resolutions. It is proposed that the Preo Shareholders vote in favour of the Amalco Option Plan annexed as Appendix J hereto. Unless instructed otherwise, the management designees in the accompanying Preo Instrument of Proxy intend to vote "FOR" the resolution.

For more detailed information regarding the Amalco Option Plan, please refer to "Other Matters Considered at the CDG Meeting – Approval of the Amalco Option Plan" above,

Preo requests Preo Shareholders to consider, and if thought fit, approve at the Preo Meeting an ordinary resolution substantially in the form set forth below:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE HOLDERS OF CLASS A COMMON VOTING SHARES AND CLASS A SENIOR CONVERTIBLE PREFERRED SHARES, VOTING AS A SINGLE CLASS, OF PREO SOFTWARE INC. (THE "CORPORATION") THAT:

1.

subject to all applicable regulatory approvals, including stock exchanges, the implementation of the Amalco Option Plan (as defined in the Joint Management Information Circular and Proxy Statement of the Corporation and CDG Investments Inc. dated June 23, 2008 (the "Information Circular")) is hereby approved;

2.

the form of the Amalco Option Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities, including stock exchanges, or at the discretion of the board of directors of the Corporation or Amalco (as defined in the Information Circular) acting in the best interests of the Corporation or Amalco without requiring further approval of the shareholders of the Corporation or Amalco; and

3.

any one director or officer of the Corporation or Amalco be and is hereby authorized and directed, upon the board of directors resolving to give effect to this resolution, to take all necessary steps and proceedings, and to execute, deliver and file any and all applications, declarations, documents and other instruments and do all such other acts or things (whether under corporate seal of the Corporation or Amalco or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution."

As it relates to Amalco, the foregoing resolution must be approved by a majority of the votes cast by what will effectively be the holders of Amalco Common Shares (CDG Shareholders who vote in person or by proxy in respect of the resolution at the CDG Meeting and Preo Shareholders who vote in person or by proxy in respect of the resolution at the Preo Meeting, with votes being recorded on a basis as if the Arrangement has been completed). Shares of those who will be considered insiders of Amalco and their associates will be excluded from voting with respect to the Amalco Option Plan. It is anticipated by Preo that 6,930,417 Preo Shares will be excluded from voting on this basis.

Election of Directors

The Arrangement Agreement calls for the current directors of Preo to be the directors of Amalco. Unless otherwise directed, provided that the Preo Shareholders and the CDG Shareholders approve the Arrangement Resolutions, it is the intention of management of Preo if named as proxy, to vote "FOR" the election of the persons named below to the board of directors of Amalco to hold office until the next annual meeting of Amalco, or until their successors are elected or appointed:

Shawn Abbott

Ted Redmond

Nathanael Glubish

Earl Everall

David Edmonds

The names, municipalities of residence, the number of voting securities beneficially owned, directly or indirectly, or over which each exercises control or direction, following the successful completion of the Arrangement, and the offices to be held by each in Amalco and the principal occupation of the proposed directors and senior officers of Amalco are presented in the appendices to this Information Circular. Please refer specifically to "Appendix G – Information relating to Preo Software Inc. - Directors and Executive Officers" and "Appendix I – Information relating to Amalco post Arrangement - Directors and Officers".

As it relates to Amalco, the foregoing resolution must be approved by a majority of the votes cast by what will effectively be the holders of Amalco Common Shares (CDG Shareholders who vote in person or by proxy in respect of the resolution at the CDG Meeting and Preo Shareholders who vote in person or by proxy in respect of the resolution at the Preo Meeting, with votes being recorded on a basis as if the Arrangement has been completed).

All proposed nominees have consented to be named in this Information Circular and to serve as directors if elected.

Appointment of Auditors

Unless otherwise directed, it is the intention of the management of Preo, provided that the Preo Shareholders and the CDG Shareholders approve the Arrangement Resolutions, to vote the proxies in favour of an ordinary resolution to appoint the firm of Collins Barrow Calgary LLP, Chartered Accountants, as the auditor of Amalco to hold the office until close of the next annual meeting of the Amalco shareholders or until the firm is removed from office or resigns as provided by law or by the bylaws of Amalco, and to authorize the directors of Amalco to fix the remuneration of Collins Barrow Calgary LLP, Chartered Accountants, as auditor.

Collins Barrow Calgary LLP, Chartered Accountants, have been the auditors of Preo since their original appointment in advance of the fiscal year ended March 31, 2006.

As it relates to Amalco, the foregoing resolution must be approved by a majority of the votes cast by what will effectively be the holders of Amalco Common Shares (CDG Shareholders who vote in person or by proxy in respect of the resolution at the CDG Meeting and Preo Shareholders who vote in person or by proxy in respect of the resolution at the Preo Meeting, with votes being recorded on a basis as if the Arrangement has been completed).

RELATED TRANSACTIONS

Preo Options

In connection with the Arrangement, pursuant to the terms of the Preo Option Plan, upon the Arrangement being effective, holders of Preo Options will be effectively entitled to Amalco Options to purchase Amalco Common Shares.  To reflect this, the Plan of Arrangement provides that Preo Optionholders will receive on exercise a number of Amalco Common Shares equal to the product of multiplying the number of Preo Options by 2.  The exercise price of such granted Amalco Options shall be equal to the quotient of dividing the exercise price of Preo Options previously held by 2.

Preo Debentures

In connection with the Arrangement, it is expected that the holders of the Preo January Debenture will have agreed to convert their interests in the Preo January Debenture in sequence into Preo Preferred Shares and thereafter into Preo Common Shares, such conversions to occur immediately prior to the Arrangement becoming effective. It is a mutual condition of the Arrangement Agreement that the Preo January Debenture will have been converted into Preo Common Shares.

Preo Shareholders Agreement

In connection with the Arrangement, the parties to the Preo Shareholders' Agreement will be asked to terminate the Preo Shareholders Agreement.  It is a mutual condition of the Arrangement Agreement that the Preo Shareholders' Agreement be terminated. Preo is seeking the unanimous consent of the parties to the Preo Shareholders' Agreement to approve such termination. The Preo Shareholders' Agreement provides that it may be terminated by the unanimous approval of the parties thereto, in the event of a "Qualified IPO" (as defined in the Preo Shareholders' Agreement, which the Arrangement will not constitute) or a "Liquidation Event" (as defined in the Preo Shareholders' Agreement). The Arrangement satisfies such definition of "Liquidation Event", such that even if the parties to the Preo Shareholders' Agreement do not ultimately unanimously deliver approvals for the termination thereof, the Preo Shareholders' Agreement will be automatically terminated on the Arrangement closing and becoming effective.

PROXY AND VOTING MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of each of Preo and CDG for use at the Preo Meeting and the CDG Meeting, respectively.  Directors, officers and employees of each of Preo and CDG may, for no additional compensation, solicit proxies for the Preo Meeting and the CDG Meeting, respectively, by telephone, telecopy, mail or other communication. Payments may also be made to brokers or nominees holding shares in their names or in the names of their principals for their reasonable expenses in sending solicitation material to their principals in accordance with the requirements of National Instrument 54-101. A copy of this Information Circular is available by SEDAR at www.sedar.com under the profile of CDG Investments Inc.

Accompanying this Information Circular are:

1.

in the case of Preo Shareholders, a form of proxy for use at the Preo Meeting; and

2.

in the case of CDG Shareholders, a form of proxy for use at the CDG Meeting.

Voting of Registered Holders of Preo Shares and CDG Shares

All properly executed forms of proxy of Preo Shareholders must be received by Preo using the enclosed postage prepaid self-addressed envelope, or by otherwise delivering it, to Preo at Preo's principal office at 202, 3553-31st Street N.W., Calgary, Alberta, T2L 2K7, in all cases at least 48 hours excluding Saturdays, Sundays and holidays prior to the Preo Meeting or any adjournment or adjournments thereof.

All properly executed forms of proxy of CDG Shareholders must be received by the Depositary using the enclosed postage prepaid self-addressed envelope, or by otherwise delivering it, to the Depositary at Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, in all cases at least 48 hours excluding Saturdays, Sundays and holidays prior to the CDG Meeting or any adjournment or adjournments thereof.

The applicable form of proxy must be signed by the shareholder or the shareholder's attorney authorized in writing. If such shareholder is a corporation, the form of proxy must be executed by a duly authorized officer or attorney thereof.  Persons signing as executors, administrators or trustees should so indicate and must provide a true copy of the document establishing their authority.  A partnership should sign in the partnership name by an authorized person(s).

Appointment and Revocation of Proxies

The persons designated in the form of proxy furnished by Preo are directors or officers of Preo.  The persons designated in the form of proxy furnished by CDG are directors or officers of CDG.  A shareholder submitting a form of proxy has the right to appoint a person (who need not be a Shareholder) other than a person designated in the forms of proxy furnished by Preo or CDG to attend and act for them and on their behalf at the Preo Meeting or the CDG Meeting, as the case may be, at which they are entitled to vote.  To exercise this right, the Shareholder must insert the name of the desired representative in the blank space provided in the form of proxy or may submit another appropriate form of proxy.

The forms of proxy furnished by Preo and CDG, where the Shareholder specifies a choice with respect to the resolutions to be voted upon at the Preo Meeting or the CDG Meeting, as the case may be, will be voted on or withheld from voting, or voted for or against, as the case may be, on any ballot in accordance with the instructions contained therein.  Where no choice is specified, the forms of proxy will be voted "FOR" each of the resolutions to be voted upon in respect of the matters set forth in the respective Notice of Meeting.  The persons appointed under the forms of proxy furnished by Preo and CDG are conferred discretionary authority with respect to amendments to those matters specified in the forms of proxy or other matters which may properly come before the Preo Meeting or CDG Meeting, respectively. At the time of the printing of this Information Circular, the management of each of Preo and CDG know of no such amendment or other matter except as disclosed in this Information Circular. If any matters which are not now known should properly come before the Preo Meeting or the CDG Meeting, the persons named in the enclosed forms of proxy will vote on such matters in accordance with their best judgment.

A form of proxy may be revoked by the person giving it at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Preo Meeting or the CDG Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or the Shareholder's attorney, authorized in writing, or if the Shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited with the Corporate Secretary of Preo or CDG, as the case may be, at the registered office of Preo or CDG, as the case may be, or with Computershare (in the case of CDG Shareholders only), no later than the close of business, local time, on the day (excluding Saturdays, Sundays and statutory holidays) before the Preo Meeting or the CDG Meeting, respectively, or, if such meeting is adjourned, on the day (excluding Saturdays, Sundays and statutory holidays) before it is reconvened, or with the Chairman of the meeting immediately prior to such meeting, or any reconvened meeting, and upon either of such deposits the proxy is revoked.

Advice to Beneficial Owners of Preo Shares and CDG Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold shares in their own name.  Persons who hold Preo Shares or CDG Shares through their brokers, intermediaries, trustees or other persons or who otherwise do not hold their Preo Shares or CDG Shares in their own name (referred to in this section as "Beneficial Holders") should note that only proxies deposited by Shareholders whose names appear on the records of Preo or CDG, as the case may be, may be recognized and acted upon at the Preo Meeting and the CDG Meeting, respectively.  If Preo Shares or CDG Shares are listed in an account statement provided to a Beneficial Holder by a broker, then in almost all cases those shares will not be registered in the Beneficial Holder's name on the records of Preo or CDG, as the case may be.  Such securities will more likely be registered under the names of the broker or an agent of that broker.  In Canada, the vast majority of securities are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Securities held by brokers, agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Holder.  Without specific instructions, brokers, agents and nominees are prohibited from voting securities for the brokers' clients.  Therefore, Beneficial Holders should ensure that instructions respecting the voting of their Preo Shares and CDG Shares are communicated to the appropriate person by the appropriate time.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of shareholders' meetings.  Each intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Holders to ensure that their Preo Shares or CDG Shares, as applicable, are voted at the appropriate meeting.  The purpose of the form of proxy or voting instruction form supplied to a Beneficial Holder by its broker, agent or nominee is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Holder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP").  ADP typically supplies a voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the forms to ADP or follow specified telephone or internet voting procedures.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of securities to be represented at the Preo Meeting or the CDG Meeting.  A Beneficial Holder receiving a voting instruction form from ADP cannot use that form to vote Preo Shares or CDG Shares directly at the respective meeting. The voting instruction forms must be returned to ADP or the telephone or internet procedures completed well in advance of the respective meeting in order to have such securities voted.

Although Beneficial Holders may not be recognized directly at the applicable meeting for the purpose of voting securities registered in the name of their broker, agent or nominee, a Beneficial Holder may attend at the applicable meeting as proxyholder for the registered shareholder and vote the Preo Shares or CDG Shares, as the case may be, in that capacity. Beneficial Holders who wish to attend at the applicable meeting and indirectly vote their Preo Shares or CDG Shares, as the case may be, as proxyholder for the registered Shareholder, should enter their own names in the blank space on the applicable form of proxy or voting instruction form provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the applicable meeting.

Voting and Principal Holders of Voting Shares

Each of the Preo Meeting and CDG Meeting will be held and conducted in accordance with the ABCA, the Interim Order and the by-laws of Preo or CDG, as applicable.

The Interim Order provides that the Shareholders at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Preo Meeting or CDG Meeting, as applicable.  Each such Shareholder will be entitled to vote in accordance with the provisions set out below, provided that, to the extent that a Shareholder transfers the ownership of any Preo Shares or CDG Shares after the Record Date and the transferee of those Preo Shares or CDG Shares establishes ownership of the Preo Shares or CDG Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Preo Meeting or CDG Meeting, as applicable, such transferee will be entitled to vote those Preo Shares or CDG Shares.

Pursuant to the Interim Order:

(i)

each Shareholder will be entitled to one vote at the respective Meeting for each Preo Share or CDG Share, as the case may be, held;

(ii)

the majority required to pass the Arrangement Resolution shall be, subject to further order of the Court, not less than two-thirds of the votes cast, either in person or by proxy, at each of the Preo Meeting and the CDG Meeting by Preo Shareholders voting as a single class and by CDG Shareholders, as applicable;

(iii)

the quorum at the CDG Meeting will be at least one person present in person or by proxy and holding or representing not less than 5% of the outstanding CDG Shares entitled to be voted at the CDG Meeting;

(iv)

tthe quorum at the Preo Meeting will be fifty percent (50%) of the Preo Shareholders holding outstanding Preo Shares entitled to vote at the Preo Meeting, in person or by proxy; and

(v)

if no quorum of Shareholders is present within 30 minutes of the appointed time of the Preo Meeting or CDG Meeting, as applicable, the Meeting shall stand adjourned to a day which is not more than 30 days thereafter, as determined by the Chairman of the Preo Meeting or CDG Meeting, as applicable, and at such adjourned meeting, those persons present in person or by proxy, entitled to vote at such meeting, will constitute a quorum for the adjourned meeting.

Preo proxies and CDG proxies will be counted and tabulated in such a manner as to preserve the confidentiality of individual Shareholder votes, except: (a) as necessary to meet the applicable legal requirements; (b) in the event of a proxy contest; or (c) in the event such Shareholder has made a written comment on the form of proxy.

Preo Shareholders

There were 1,130,709 Preo Common Shares and 9,201,302 Preo Preferred Shares issued and outstanding as at the Record Date, which are the only outstanding voting securities of Preo.  With respect to voting on the Preo Special Resolution or on other matters properly coming before the Preo Meeting, each Preo Shareholder is entitled to one vote for each Preo Share held and the Preo Common Shares and Preo Preferred Shares will vote as a single class.  Management of Preo is not aware of any person owning, beneficially, directly or indirectly, or exercising control or direction over more than 10% of the Preo Shares, other than as set forth in the table below:

Name	Number of Shares	Percentage of Class (%)	Percentage of Voting Shares (%)(1)(2)
Michael Cote	250,000 Preo Common Shares	22.1	1.91
John Givens	250,000 Preo Common Shares	22.1	1.91
James Gibbins	130,000 Preo Common Shares	11.5	0.99
Innocentre (IC4)	127,820 Preo Common Shares	11.3	0.97
Foundation Equity Corporation	15,000 Preo Common Shares	1.3	0.1
	3,123,626 Preo Preferred Shares	33.9	23.8
	882,526 Convertible Debenture (3)	74.1 (4)	6.7
			37.2

Springbank TechVentures Canadian, L.P. and Springbank TechVentures International, L.P. (acting jointly by their general partner Springbank TechVentures GP Inc.)	15,000 Preo Common Shares	1.3	0.1
	2,301,330 Preo Preferred Shares	25.0	17.5
			17.7

First Yellowhead Equities Inc.	1,281,154 Preo Preferred Shares	13.9	9.8
	132,379 Convertible Debenture (3)	11.1 (4)	1.0
			11.8

Note:

(1)

All Preo Common Shares and Preo Preferred Shares have equal voting rights.

(2)

See "Appendix I - "Information Relating to Amalco Post Arrangement - Principal Shareholders" for principal shareholders of Amalco following completion of the Arrangement.

(3)

Describes principal amount advanced as portion of Preo January Debenture.

(4)

Percentage of principal sums advanced.

CDG Shareholders

There were 40,959,855 CDG Shares issued and outstanding as at the Record Date, which are the only outstanding voting securities of CDG.  With respect to voting on the CDG Special Resolution or on other matters properly coming before the CDG Meeting, each CDG Shareholder is entitled to one vote for each CDG Share held.  Management of CDG is not aware of any person owning, beneficially, directly or indirectly, or exercising control or direction over more than 10% of the CDG Shares other than First Yellowhead Equities Inc. who holds 4,259,582 CDG Shares, representing approximately 10.5% of the outstanding CDG Shares, as at the Record Date.  First Yellowhead Equities Inc. is a private company of which Robert Ingram is the President and a director.  Mr. Ingram also personally holds 1,496,000 CDG Shares, representing approximately 3.7% of the outstanding CDG Shares and is the President and director of Uncas Production Corp., which holds 1,780,000 CDG Shares, representing approximately 4.3% of the outstanding CDG Shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE MEETINGS

Directors and officers of Preo own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of approximately 6,282,831 Preo Shares (representing approximately 60.1% of the issued and outstanding Preo Shares) as at June 23, 2008.  The directors and officers of Preo have agreed to vote all Preo Shares beneficially owned by them in favour of the Preo Special Resolution and all other matters to be considered at the Preo Meeting.

Directors and officers of CDG own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of 11,227,573 CDG Shares (approximately 27.4% of the issued and outstanding CDG Shares). The directors and officers of CDG have agreed to vote such 11,227,573 CDG Shares beneficially owned by them in favour of the CDG Special Resolution and all other matters to be considered at the CDG Meeting.

CDG has retained MNP to be the financial advisor to the independent members of the CDG Board with respect to the Arrangement.  MNP has received or will receive fees and an indemnity from CDG for services rendered in connection therewith.

All of the holders of Preo Options, including directors and officers of Preo, have agreed to exchange their respective Preo Options for Amalco Options to purchase Amalco Common Shares pursuant to the Amalco Option Plan.  See "Related Transactions".  Preo Optionholders will receive on exercise a number of Amalco Common Shares equal to the product of multiplying the number of the prior Preo Options by 2.  The exercise price of such granted Amalco Options shall be equal to the quotient of dividing the exercise price of Preo Options previously held by 2.

None of the principal holders of Preo Shares or any director or officer of Preo, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, Preo or any of its affiliates, except as disclosed above or elsewhere in this Information Circular (including the Appendices hereto) or to the extent that such persons may be directly involved in the normal business or the general affairs of Preo.

None of the principal holders of CDG Shares or any director or officer of CDG, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, CDG or any of its affiliates, except as disclosed above or elsewhere in this Information Circular (including the Appendices hereto) or to the extent that such persons may be directly involved in the normal business or the general affairs of CDG.

See "Appendix G – Information Relating to Preo – Interest of Certain Persons in Matters to be Acted Upon at the Meeting" and "Appendix F – Information Relating to CDG - Interest of Certain Persons in Matters to be Acted Upon at the Meeting"

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management of Preo and CDG is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any informed person of Preo or CDG or any associate or affiliate of any informed person of Preo or CDG, in any transaction since January 1, 2007 or in any proposed transaction which has materially affected or would materially affect either Preo or CDG or any of their respective subsidiaries, other than as set forth herein.

Otherwise, the only interests of such persons are as Preo Shareholders or CDG Shareholders, as the case may be, and they will be affected no differently than any other Shareholder by the Arrangement.  See "Appendix G - Information Relating to Preo – Interest of Informed Persons in Material Transactions" and "Appendix F - Information Relating to CDG – Interest of Informed Persons in Material Transactions".

EXTENSION OF TIME TO HOLD CDG ANNUAL MEETING

A corporation is required by the ABCA to hold its first annual meeting of its shareholders within 18 months of incorporation and then hold subsequent annual meetings within 15 months of the preceding such meeting.  Since CDG has not held an annual meeting since April 19, 2006, it is in default of this requirement.  CDG has obtained an order dated June 18, 2008 (a provision of the Interim Order attached as Appendix C to this Information Circular) from the Court extending the time for holding CDG's annual shareholders' meeting to a date to be established by the CDG Board, such date to be no later than July 31, 2008. Such annual meeting will be conducted as part of the CDG Meeting.

OTHER MATTERS

Management of Preo and CDG know of no amendments, variations or other matters to come before the Meetings, as the case may be, other than the matters referred to in the applicable Notice of Meeting; however, if any other matter properly comes before the applicable Meeting, the accompanying form of proxy will be voted on such matter in accordance with the best judgment of the person(s) voting the proxy.

APPROVAL BY PREO BOARD

The contents of this Information Circular have been approved by the Preo Board.

CDG has provided the information contained in this Information Circular concerning CDG including CDG's financial information and financial statements.  Preo assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of CDG of facts or events which may affect the accuracy of such information.

APPROVAL BY CDG BOARD

The contents of this Information Circular have been approved by the CDG Board.

Preo has provided the information contained in this Information Circular concerning Preo including Preo's financial information and financial statements.  CDG assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Preo of facts or events which may affect the accuracy of such information.

CONSENTS

Consent of TingleMerrett LLP

TO:

CDG Investments Inc.

The Board of Directors of CDG Investments Inc.

The securities commission or similar regulatory authority in each of the provinces of Canada other than Newfoundland and Labrador.

We hereby consent to the inclusion of, and reference to, our opinions contained under the "Canadian Federal Income Tax Considerations" in the Joint Information Circular and Proxy Statement of CDG Investments Inc. and Preo Software Inc. dated June 23, 2008 with respect to the proposed arrangement respecting CDG Investments Inc. and Preo Software Inc.

Calgary, Alberta	(Signed) "TingleMerrett LLP"
June 23, 2008

Consent of Bennett Jones LLP

TO:

Preo Software Inc.

The Board of Directors of Preo Software Inc.

The securities commission or similar regulatory authority in each of the provinces of Canada other than Newfoundland and Labrador.

We hereby consent to the inclusion of, and reference to, our opinions contained under the "Canadian Federal Income Tax Considerations" in the Joint Information Circular and Proxy Statement of CDG Investments Inc. and Preo Software Inc. dated June 23, 2008 with respect to the proposed arrangement respecting CDG Investments Inc. and Preo Software Inc.

Edmonton, Alberta	(Signed) "Bennett Jones LLP"
June 23, 2008

Consent of PricewaterhouseCoopers LLP

We have read the Joint Information Circular and Proxy Statement of CDG Investments Inc. and Preo Software Inc. (the "Circular") dated June 23, 2008 with respect to the proposed transaction between CDG Investments Inc. ("CDG") and Preo Software Inc. ("Preo"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned circular of our report to the Shareholders of CDG on the balance sheets of CDG as at September 30, 2007, 2006, and 2005 and the statements of operations, comprehensive earnings (loss) and deficit and cash flows for the year ended September 30, 2007 and the statements of operations and deficit and cash flows for the years ended September 30, 2006 and 2005. Our reports are dated December 11, 2007 and November 23, 2006.

Calgary, Alberta	(Signed) "PricewaterhouseCoopers LLP"
June 23, 2008	Chartered Accountants

Consent of Collins Barrow Calgary LLP

We have read the Joint Information Circular and Proxy Statement with respect to an Arrangement involving CDG Investments Inc. ("CDG") and Preo Software Inc. ("Preo") dated June 23, 2008 whereby CDG and Preo will be amalgamated (the "Circular"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Circular of our report to the directors of Preo on the balance sheet of Preo as at December 31, 2007 and 2006, and March 31, 2006 and the statements of loss and deficit and cash flows of Preo for the year ended December 31, 2007, the nine months ended December 31, 2006 and year ended March 31, 2006. Our report is dated January 23, 2008.

Calgary, Alberta	(Signed) "Collins Barrow Calgary LLP"
June 23, 2008	Chartered Accountants

Consent of Meyers Norris Penny LLP

TO:

CDG Investments Inc.

The Independent Committee of the Board of Directors of CDG Investments Inc.

The securities commission or similar regulatory authority in each of the provinces of Canada other than Newfoundland and Labrador.

We have read the Joint Information Circular and Proxy Statement of CDG Investments Inc. ("CDG") and Preo Software Inc. ("Preo") dated June 23, 2008 with respect to a plan of arrangement whereby CDG and Preo will be amalgamated (the "Circular").

We consent to the use in the above-mentioned Circular of our report to the independent committee of the directors of CDG as to whether the consideration to be received by CDG pursuant to the plan of arrangement is fair, from a financial point of view, to the shareholders of CDG. Our report is dated May 27, 2008.

Edmonton, Alberta	(Signed) "Meyers Norris Penny LLP"
June 23, 2008	Chartered Accountants

APPENDIX A

CDG SPECIAL RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION OF THE HOLDERS OF COMMON SHARES OF CDG INVESTMENTS INC. ("CDG") THAT:

1.

The arrangement ("Arrangement") under section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule A to Appendix D to the Joint Information Circular and Proxy Statement of CDG and Preo Software Inc. ("Preo") dated June 23, 2008 (the "Information Circular") and all transactions contemplated thereby, be and are hereby ratified, authorized and approved.

2.

The arrangement agreement (the "Arrangement Agreement") dated June 12, 2008 and amended effective June 23, 2008 between CDG and Preo, a copy of which is attached as Appendix D to the Information Circular, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by any one officer or director of CDG, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby ratified, authorized and approved.

4.

Notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of CDG may, without further notice to or approval of the holders of CDG common shares or other interested or affected parties, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement.

5.

Any director or officer of CDG is hereby authorized, for and on behalf of CDG, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

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APPENDIX B

PREO SPECIAL RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION OF THE HOLDERS OF CLASS A COMMON VOTING SHARES AND CLASS A SENIOR CONVERTIBLE PREFERRED VOTING SHARES ("COLLECTIVELY "PREO SHARES") OF PREO SOFTWARE INC. ("PREO") THAT:

1.

The arrangement ("Arrangement") under section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule A to Appendix D to the Joint Information Circular and Proxy Statement of CDG Investments Inc. ("CDG") and Preo dated June 23, 2008 (the "Information Circular") and all transactions contemplated thereby, be and are hereby ratified, authorized and approved.

2.

The arrangement agreement (the "Arrangement Agreement") dated June 12, 2008 and amended effective June 23, 2008 between CDG and Preo, a copy of which is attached as Appendix D to the Information Circular, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by any one officer or director of Preo, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby ratified, authorized and approved.

4.

Notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of Preo may, without further notice to or approval of the holders of Preo Shares or other interested or affected parties, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement.

5.

Any director or officer of Preo is hereby authorized, for and on behalf of Preo, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

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APPENDIX C

INTERIM ORDER

Action No: 0803-08280

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF EDMONTON

IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended;

AND IN THE MATTER OF a Plan of Arrangement proposed by Preo Software Inc. and CDG Investments Inc. involving Preo Software Inc. and its shareholders and CDG Investments Inc. and its shareholders.

BEFORE THE HONOURABLE MR. JUSTICE J. GILL	) ) )	At the Law Courts Building, in the City of Edmonton, in the Province of Alberta, on Wednesday, the 18th day of June, 2008

INTERIM ORDER

UPON the Joint Petition of Preo Software Inc. ("Preo") and CDG Investments Inc. ("CDG"); AND UPON READING the Joint Petition and the Affidavits of Randy Coates and Robert Ingram (the "Affidavits"), filed; AND UPON HEARING counsel for Preo, AND UPON NOTING that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been served with notice of this application by CDG as required by subsections 193(8) and 132(3) of the Business Corporations Act, R.S.A. 2000, c. B-9 (the "ABCA") and does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

A.

The capitalized terms not defined in this Order shall have the meanings given to them in the draft Joint Information Circular of Preo and CDG (the "Information Circular"), which is attached as Exhibit "A" to the Affidavit of Randy Coates; and

B.

All references to "Arrangement" used herein mean the plan of arrangement as described in the Affidavits and in the form attached as Schedule A to the Arrangement Agreement, which is attached as Appendix D to the Information Circular.

IT IS HEREBY ORDERED THAT:

General

1.

Preo shall seek approval of the Arrangement by the holders of Class A common voting shares in the capital of Preo and Class A senior convertible preferred voting shares in the capital of Preo (collectively, the "Preo Shareholders") in the manner set forth below.

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2.

CDG shall seek approval of the Arrangement by the holders of common shares in the capital of CDG (the "CDG Shareholders") in the manner set forth below.

Preo Meeting

3.

Preo shall call and conduct a special meeting of Preo Shareholders (the "Preo Meeting").  At the Preo Meeting, the Preo Shareholders will consider and vote, as a single class, upon a special resolution in respect of the Arrangement (the "Preo Special Resolution"), an ordinary resolution in respect of the new stock option plan, an ordinary resolution to elect directors for Amalco upon completion of the Arrangement, an ordinary resolution in respect of the appointment of a new auditor for Amalco, and other business as may properly be brought before the Preo Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

4.

A quorum at the Preo Meeting will be fifty percent (50%) of the Preo Shareholders holding outstanding Preo Shares entitled to vote at the Preo Meeting, in person or by proxy.  If no quorum of Preo Shareholders is present within thirty (30) minutes from the time appointed for the Preo Meeting, the Preo Meeting shall stand adjourned to a day which is not more than thirty (30) days thereafter, as determined by the chairman of the Preo Meeting, and at such adjourned meeting those persons present in person or by proxy and entitled to vote at such meeting shall constitute a quorum for the adjourned meeting.

5.

Each Preo Share entitled to be voted at the Preo Special Meeting will entitle the holder to one vote at the Preo Meeting in respect of the Preo Special Resolution and other matters considered at the Meeting.  The board of directors of Preo has fixed June 23, 2008 as the record date for the Preo Meeting (the "Preo Record Date").  Only Preo Shareholders whose names have been entered in the register of Preo Shares at the close of business on the Preo Record Date will be entitled to receive notice of and to vote at the Preo Meeting, provided that, to the extent that a Preo Shareholder transfers the ownership of any Preo Shares after the Preo Record Date and the transferee of those Preo Shares establishes ownership of the Preo Shares and demands, not later than ten (10) days before the Preo Meeting, to be included in the list of Preo Shareholders entitled to vote at the Preo Meeting, such transferee will be entitled to vote those Preo Shares.

CDG Meeting

6.

CDG shall call and conduct a special meeting of CDG Shareholders (the "CDG Meeting").  At the CDG Meeting, the CDG Shareholders will consider and vote upon a special resolution in respect of a consolidation of the CDG Shares on a 4 for 1 basis, a special resolution in respect of the Arrangement (the "CDG Special Resolution"), an ordinary resolution in respect of the new stock option plan, an ordinary resolution to elect directors for Amalco upon completion of the Arrangement, an ordinary resolution in respect of the appointment of the new auditor upon completion of the Arrangement and other business as may properly be brought before the CDG Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

7.

A quorum at the CDG Meeting shall be at least one person present in person or by proxy and holding or representing not less than five percent (5%) of the outstanding CDG Shares entitled to vote at the CDG Meeting.  If no quorum is present within thirty (30) minutes of the appointed time of the CDG Meeting, the CDG Meeting shall stand adjourned to a day which is not more than thirty (30) days thereafter as determined by the chairman of the CDG Meeting, and at such adjourned meeting those persons present in person or by proxy and entitled to vote at such meeting shall constitute a quorum for the adjourned meeting.

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8.

Each CDG Share entitled to be voted at the CDG Meeting will entitle the holder to one vote at the CDG Meeting in respect of the CDG Special Resolution.  The board of directors of CDG has fixed a record date of June 23, 2008 for the CDG Meeting (the "CDG Record Date").  Only CDG Shareholders whose names have been entered in the register of CDG Shares at the close of business on the CDG Record Date will be entitled to receive notice of and to vote at the CDG Meeting, provided that, to the extent that a CDG Shareholder transfers the ownership of any CDG Shares after the CDG Record Date and the transferee of those CDG Shares establishes ownership of the CDG Shares and demands, not later than ten (10) days before the CDG Meeting, to be included in the list of CDG Shareholders entitled to vote at the CDG Meeting, such transferee will be entitled to vote those CDG Shares.

Conduct of Preo Meeting

9.

The chairman of the Preo Meeting shall be Shawn Abbott, Chairman of Preo, or in his absence, any officer or director of Preo who shall be appointed by the Preo Shareholders present at the Preo Meeting for that purpose.

10.

The majority required to pass the Preo Special Resolution shall be not less than 66⅔ of the votes cast, either in person or by proxy, at the Preo Meeting by the Preo Shareholders voting as a single class.

11.

To be valid a proxy must be deposited with Preo in the manner described in the Information Circular.

12.

The accidental omission to give notice of the Preo Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceeding taken at the Preo Meeting.

Conduct of CDG Meeting

13.

The chairman of the CDG Meeting shall be Robert Ingram, President of CDG, or in his absence, any officer or director of CDG who shall be appointed by the CDG Shareholders present at the CDG Meeting for that purpose.

14.

The majority required to pass the CDG Special Resolution shall be not less than 66⅔ of the votes cast, either in person or by proxy, at the CDG Meeting by the CDG Shareholders.  The requisite number of CDG Shares required to approve the CDG Special Resolution must be calculated in accordance with the minority approval requirements set out in Part 8 of 61-101, which provides without limitation for the exclusion of votes cast by CDG, interested parties, related parties of interested parties and parties acting jointly with such parties.

15.

To be valid a proxy must be deposited with Computershare in the manner described in the Information Circular.

16.

The accidental omission to give notice of the CDG Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceeding taken at the CDG Meeting.

Amalco Stock Option Plan

17.

The resolutions approving the new stock option plan of Amalco following completion of the Arrangement as approved at each of the meetings of Preo Shareholders and CDG Shareholders will be effective as a resolution of the post-Arrangement shareholders of Amalco.

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Appointment of Auditor

18.

The resolutions approving the new auditor of Amalco following completion of the Arrangement as approved at each of the meetings of Preo Shareholders and CDG Shareholders will be effective as a resolution of the post-Arrangement shareholders of Amalco.

Dissent Rights for Preo Shareholders

19.

The registered Preo Shareholders shall have the right to dissent from the Preo Special Resolution in accordance with the provisions of Section 191 of the ABCA and the Arrangement, as modified by this Order.

20.

In order for a Preo Shareholder to exercise a right of dissent under subsection 191(5) of the ABCA, such Preo Shareholder must send to the President and Chief Executive Officer of Preo a written objection to the Preo Special Resolution, which written objection must be received by Preo at its registered office by 2:00 p.m. on the business day immediately preceding the Preo Meeting.

21.

Subject to further order of this Court, the rights available to the Preo Shareholders under the ABCA and the Arrangement, as modified by this Order, to dissent from the Preo Special Resolution shall constitute full and sufficient rights of dissent for the Preo Shareholders with respect to the Preo Special Resolution.

22.

Notice to the registered Preo Shareholders of their rights of dissent with respect to the Preo Special Resolution and of their rights, subject to the provisions of the ABCA and the Arrangement, to receive the fair value of their Preo Shares shall be given by including information with respect to these rights in the Information Circular to be sent to Preo Shareholders in accordance with paragraph 27 of this Order.

Dissent Rights for CDG Shareholders

23.

The registered CDG Shareholders have the right to dissent from the CDG Special Resolution in accordance with the provisions of Section 191 of the ABCA and the Arrangement, as modified by this Order.

24.

In order for a CDG Shareholder to exercise a right of dissent under subsection 191(5) of the ABCA, such CDG Shareholder must send to the President and Chief Executive Officer of CDG a written objection to the CDG Special Resolution, which written objection must be received by CDG at its registered office by 2:00 p.m. on the business day immediately preceding the CDG Meeting.

25.

Subject to further order of this Court, the rights available to the CDG Shareholders under the ABCA and the Arrangement, as modified by this Order, to dissent from the CDG Special Resolution shall constitute full and sufficient rights of dissent for the CDG Shareholders with respect to the CDG Special Resolution.

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26.

Notice to the registered CDG Shareholders of their rights of dissent with respect to the CDG Special Resolution and of their rights, subject to the provisions of the ABCA and the Arrangement, to receive the fair value of their CDG Shares shall be given by including information with respect to these rights in the Information Circular to be sent to CDG Shareholders in accordance with paragraph 27 of this Order.

Notice

27.

An Information Circular, substantially in the form attached as Exhibit A to the Affidavit of Randy Coates with amendments thereto as counsel for Preo and CDG may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Preo Meeting and the CDG Meeting, to the Preo Shareholders and the CDG Shareholders at the address for such holders recorded in the records of Preo and CDG, respectively.  In calculating the 21-day period, the date of mailing shall be included and the date of the Preo Meeting and CDG Meeting shall be excluded.

28.

An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail at least 21 days prior to the date of the Preo Meeting and the CDG Meeting.

29.

Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Preo Shareholders and the CDG Shareholders of:

a.

the Joint Petition;

b.

this Order;

c.

the Notice of the Preo Meeting and the Notice of the CDG Meeting; and

d.

the Notice of Petition;

all in substantially the forms set forth in the Information Circular, together with forms of proxy and such other material as Preo and CDG may consider fit.

Final Application

30.

Subject to further Order of this Court and provided that the Preo Shareholders and the CDG shareholders have approved the Arrangement, Preo and CDG may proceed with an application for approval of the Arrangement and the Final Order on Wednesday, July 24, 2008 at 1:30 p.m. or so soon thereafter as counsel may be heard at the Law Courts Building, 1A Sir Winston Churchill Square, N.W., Edmonton, Alberta.  Subject to the Final Order, and to the issuance of the Certificate of Amendment and Registration of Restated Articles with respect to the  4:1 consolidation of CDG shares, the issuance of a Certificate of Amendment and Registration of Restated Articles under the ABCA with respect to the conversion of Preo Preferred Shares to Preo Common Shares and the issuance of a Certificate of Amalgamation, all Preo Shareholders and CDG Shareholders will be bound by the Arrangement in accordance with its terms.

31.

Any Preo Shareholder, CDG Shareholder or any other interested party (collectively, "Interested Party") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon Preo and CDG, at or before noon on July 22, 2008, a Notice of Intention to Appear including the Interested Party's address for service, together with

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any evidence or materials which the Interested Party intends to present to the Court.  Service of this notice on Preo shall be effected by service upon the solicitors for Preo, Bennett Jones LLP, 1000 ATCO Centre, 10035 – 105 Street, Edmonton, Alberta  T5J 3T2, Attention: Mr. David M. Hawreluk, and service of this notice on CDG shall be effected by service upon the solicitors for CDG, TingleMerrett LLP, 1250, 639 – 5th Avenue S.W., Calgary, Alberta T2P 0M9, Attention: Mr. Scott M. Reeves.

32.

In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 31 of this Order, shall have notice of the adjourned date.

Annual Meeting Matters including Extension for Annual Meeting

33.

CDG shall call and conduct an annual meeting of CDG Shareholders, on or before the time of the CDG Meeting. At such annual meeting, the CDG Shareholders will consider and vote upon annual meeting matters and such other business as may properly be brought before such annual meeting or any adjournment thereof, all as more particularly described in the Information Circular.

34.

By holding its annual meeting of shareholders on or before the time of the CDG Meeting, CDG will be deemed to have complied with s. 132 of the ABCA.

Abridging Time for Service

35.

The time for service of the within application is abridged to that given.

Leave to Vary Interim Order

36.

Preo and CDG are entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

(Signed) "J.J. Gill"
J.C.C.Q.B.A.

ENTERED at Edmonton, Alberta, this

18th day of June, 2008.

(Signed) "Clerk of the Court"
Clerk of the Court

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ACTION NO.: 0803-08280

05

IN THE COURT OF QUEEN'S BENCH

OF ALBERTA

JUDICIAL DISTRICT OF EDMONTON

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, C. B-9, AS AMENDED;

AND IN THE MATTER OF A PLAN OF ARRANGEMENT PROPOSED BY PREO SOFTWARE INC. AND CDG INVESTMENTS INC. INVOLVING PREO SOFTWARE INC. AND ITS SHAREHOLDERS AND CDG INVESTMENTS INC. AND ITS SHAREHOLDERS

INTERIM ORDER

BENNETT JONES LLP

Barristers and Solicitors

1000 ATCO Centre
10035 – 105 Street
Edmonton, Alberta
T5J 3T2

Tel: (780) 917-5238

David M. Hawreluk

Our File No.: 56948-15

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APPENDIX D

ARRANGEMENT AGREEMENT (INCLUDING PLAN OF ARRANGEMENT)

D-1

ARRANGEMENT AGREEMENT

between

PREO SOFTWARE INC.

and

CDG INVESTMENTS INC.

____________________________________________________

Dated as of June 12, 2008

____________________________________________________

ARTICLE 1 INTERPRETATION

2

Section 1.1

Definitions

2

Section 1.2

Number and Gender

6

Section 1.3

Deemed Currency

6

Section 1.4

Interpretation

6

Section 1.5

Article References

6

Section 1.6

Date for any Action

6

Section 1.7

Governing Law

6

Section 1.8

Attornment

6

Section 1.9

Accounting Matters

7

Section 1.10

Material

7

Section 1.11

Disclosure

7

Section 1.12

Reasonable Commercial Efforts

7

Section 1.13

Incorporation of Schedules

7

ARTICLE 2 THE ARRANGEMENT

7

Section 2.1

General

7

Section 2.2

Steps to be taken by Preo and CDG

7

Section 2.3

Petition

8

Section 2.4

Securityholders' Meetings

9

Section 2.5

Information Circular

9

Section 2.6

Board Recommendation and Fairness Opinion

10

Section 2.7

Dissenting Shares

10

Section 2.8

Final Order

10

ARTICLE 3 PUBLICITY

11

Section 3.1

Publicity

11

ARTICLE 4 REPRESENTATIONS AND WARRANTIES

11

Section 4.1

With Respect to Preo

11

Section 4.2

With Respect to CDG

11

Section 4.3

No Other Representations or Warranties

12

ARTICLE 5 COVENANTS OF PREO

12

Section 5.1

Covenants of Preo

12

Section 5.2

Recommendation of the Preo Board of Directors

16

Section 5.3

Preo Covenant Regarding Non-Solicitation

16

Section 5.

Notice of Superior Proposal Determination

18

Section 5.5

Access to Information

18

Section 5.6

Merger of Covenants

18

Section 5.7

Additional Preo Financing

18

Section 5.8

Strategic Commercial Agreement

18

ARTICLE 6 COVENANTS OF CDG

19

Section 6.1

Covenants of CDG

19

Section 6.2

Recommendation of the CDG Board of Directors

23

Section 6.3

CDG Covenant Regarding Non-Solicitation

23

Section 6.4

Notice of Superior Proposal Determination

24

Section 6.5

Access to Information

25

Section 6.6

Merger of Covenants

25

Section 6.7

Additional Covenants of CDG

25

ARTICLE 7 MUTUAL COVENANTS TO EFFECT THE PLAN OF ARRANGEMENT

26

Section 7.1

Mutual Covenants

26

ARTICLE 8 CONDITIONS PRECEDENT

27

Section 8.1

Mutual Conditions Precedent

27

Section 8.2

Conditions to Obligations of Preo

28

Section 8.3

Conditions to Obligations of CDG

31

Section 8.4

Notice and Cure Provisions and Effect of Failure to Comply with Conditions

32

Section 8.5

Satisfaction of Conditions

33

Section 8.6

Indemnities

33

ARTICLE 9 TERMINATION, AMENDMENT AND WAIVER

34

Section 9.1

Termination

34

Section 9.2

Effect of Termination

34

Section 9.3

Amendment

34

Section 9.4

Waiver

34

ARTICLE 10 CLOSING

34

Section 10.1

Closing Date

34

Section 10.2

Effect of Closing

35

Section 10.3

Place of Closing

35

Section 10.4

Other Closing Matters

35

ARTICLE 11 GENERAL PROVISIONS

35

Section 11.1

Notices

35

Section 11.2

Time of Essence

36

Section 11.3

Entire Agreement

36

Section 11.4

Assignment

36

Section 11.5

Binding Effect

36

Section 11.6

Further Assurances

36

Section 11.7

Severability

36

Section 11.8

Costs

36

Section 11.9

Counterpart Execution

37

SCHEDULE A

-

PLAN OF ARRANGEMENT

SCHEDULE B

-

REPRESENTATIONS AND WARRANTIES OF PREO

SCHEDULE C

-

REPRESENTATIONS AND WARRANTIES OF CDG

- ii -

ARRANGEMENT AGREEMENT

MEMORANDUM OF AGREEMENT made and entered into as of June 12, 2008,

BETWEEN:

PREO SOFTWARE INC., a body corporate existing under the laws of the Province of Alberta (hereinafter called "Preo")

AND

CDG INVESTMENTS INC., a body corporate existing under the laws of the Province of Alberta (hereinafter called "CDG")

WHEREAS:

A.

upon the terms and subject to the conditions set out in this Agreement, the Parties intend to effect a business reorganization;

B.

the independent members of the board of directors of Preo (Nate Glubish and Earl Everall abstaining) have unanimously: (i) determined that the transactions contemplated hereby are fair and in the best interests of Preo and the Preo Securityholders; (ii) approved this Agreement and the transactions contemplated hereby; and (iii) determined to recommend that the Preo Securityholders vote in favour of the transactions contemplated hereby;

C.

in furtherance of the transactions contemplated hereby, this Agreement provides for the Arrangement and the board of directors of Preo has resolved to submit the Plan of Arrangement and the Arrangement Resolution to the Preo Securityholders at the Preo Securityholders' Meeting and the Court;

D.

the independent members of the board of directors of CDG (Robert Ingram and Kerry Brown abstaining) have, after having received a preliminary fairness opinion from Meyers Norris Penny LLP, unanimously: (i) determined that the transactions contemplated hereby are fair and in the best interests of CDG and the CDG Securityholders; (ii) approved this Agreement and the transactions contemplated hereby; and (iii) determined to recommend that the CDG Securityholders vote in favour of the transactions contemplated hereby;

E.

in furtherance of the transactions contemplated hereby, this Agreement provides for the Arrangement and the board of directors of CDG has resolved to submit the Plan of Arrangement and the Arrangement Resolution to the CDG Securityholders at the CDG Securityholders' Meeting and the Court; and

F.

it is intended that the Arrangement be effected under Section 193 of the ABCA pursuant to the Plan of Arrangement and upon the terms and subject to the conditions set forth herein;

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the respective covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1

Definitions

In this Agreement, including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9 as now in effect and as it may be amended from time to time prior to the Effective Date;

"Acquisition Proposal" means any bona fide proposal with respect to: (i) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, consolidation or business combination involving, as applicable, Preo or any of its subsidiaries, if any, or CDG or any of its subsidiaries, if any (in either case an "Acquisition Target"); (ii) any acquisition by any Person of assets representing more than 20% of the book value (on a consolidated basis) of the assets of an Acquisition Target (or any other arrangement having the same economic effect as a sale) in a single transaction or a series of related transactions; (iii) any acquisition by any Person of beneficial ownership of more than 20% of an Acquisition Target's voting shares or other securities of an Acquisition Target then outstanding; and (iv) any acquisition by an Acquisition Target of a material amount or proportion of the assets or securities of another Person in a single transaction or a series of related transactions or similar transactions involving an Acquisition Target, or a proposal to do so, or public announcement of its intention to close, excluding the transactions contemplated hereby;

"Agreement", "this Agreement", "herein", "hereto", and "hereof" and similar expressions refer to this Arrangement Agreement, as the same may be amended or supplemented from time to time, and where applicable, to the appropriate Schedule hereto;

"Amalco" means the corporate entity which exists after and as a result of the Arrangement;

"Amalco Common Shares" means the common shares designated as "common shares" of Amalco created and issued pursuant to the Arrangement, and means the common shares in the capital of Amalco following completion of the Arrangement, as applicable;

"Amalco Option Plan" means the stock option plan to be adopted and approved by Amalco and the holders of Amalco Common Shares in connection with the Arrangement pursuant to which the Amalco Options will be granted and administered;

"Amalco Options" means the stock options designated as "stock options" of Amalco created and granted pursuant to the Arrangement, and means the options to acquire common shares in the capital of Amalco following completion of the Arrangement, as applicable;

"Amalco Preferred Shares" means the preferred shares designated as "preferred shares" of Amalco created and issued pursuant to the Arrangement, and means the preferred shares in the capital of Amalco following completion of the Arrangement, as applicable;

"AMF" means the Autorité des marches financiers;

"Arrangement" means the amalgamation of Preo and CDG by way of an arrangement under Section 193 of the ABCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms hereof and/or of the Plan of Arrangement or made at the direction of the Court in the Final Order;

"Arrangement Resolution" means the special resolution of Preo Securityholders or CDG Securityholders, as the case may be, approving the Plan of Arrangement, as required by the Interim Order and applicable Laws;

"Articles of Arrangement" means one or more articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made so as to give effect to the Arrangement;

"Assessment", with respect to Preo, has the meaning ascribed thereto in Section 5.1(t) and with respect to CDG, has the meaning ascribed thereto in Section 6.1(s);

"Business Day" means any day on which commercial banks are generally open for business in Edmonton, Alberta other than a Saturday, a Sunday or a day observed as a holiday (i) in Edmonton, Alberta under the laws of the Province of Alberta; or (ii) under the federal laws of Canada;

"CDG Common Shares" means common shares in the capital of CDG;

"CDG Disclosed Matter" means the possible liability of CDG explicitly disclosed in writing by CDG to Preo relating to the historical business and operations of CDG;

"CDG Financial Statements" means the audited financial statements of CDG as at and for the years ended September 30, 2007, 2006 and 2005, together with the notes thereto and the report of the auditors thereon and the unaudited interim financial statements of CDG for the periods ended December 31, 2007 and March 31, 2008;

"CDG Governing Documents" means the certificates, articles and bylaws of CDG as of the date hereof;

"CDG Options" means stock options issued to existing and former directors, senior officers, employees and consultants of CDG and its subsidiaries permitting the holders thereof to purchase CDG Common Shares, of which there are nil outstanding as of the date hereof;

"CDG Securityholders" means, holders of issued and outstanding CDG Common Shares;

"CDG Securityholders Meeting" means the special meeting of CDG Securityholders to be called to, among other things, consider and, if determined advisable, approve the Arrangement in accordance with the Interim Order, and any adjournments thereof;

"Claim" has the meaning ascribed thereto in Section 8.6(a);

"Closing" has the meaning ascribed thereto in Section 10.3;

"Closing Date" has the meaning ascribed thereto in Section 10.1;

"CNQ" means Canadian Trading and Quotation System Inc.;

"Confidentiality Agreement" means the confidentiality provisions in the agreement between CDG and Preo dated effective February 8, 2008  in respect of information relating to Preo and CDG;

"Corporate Laws" means all applicable corporate laws, including the ABCA;

"Court" means the Court of Queen's Bench of Alberta;

"Dissent Rights" means the rights of dissent to be granted to certain Shareholders in respect of certain portions of the Arrangement Resolution provided in Section 5 of the Plan of Arrangement and the Interim Order;

"Effective Date" means the date shown on the registration statement issued by the Registrar under the ABCA giving effect to the Arrangement all as prescribed by the Final Order;

"Effective Time" has the meaning ascribed thereto in the Plan of Arrangement;

"Final Order" means the final order of the Court approving the Arrangement, as such order may be amended by the Court prior to the Effective Date, or if appealed, then unless such appeal is withdrawn or denied, as affirmed;

"Governmental Entity" means any: (i) national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) subdivision, agent, commission, board or authority of any of the foregoing; or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Indemnified Party" has the meaning ascribed thereto in Section 8.6;

"Information Circular" has the meaning ascribed thereto in Section 2.5;

"Interim Order" means the interim order of the Court in respect of the Arrangement, as such order may be amended by the Court prior to the Effective Date, containing declarations and directions with respect to the Arrangement and providing for, among other things, the calling and holding of the Preo Securityholders' Meeting and the CDG Securityholders' Meeting;

"Laws" means all statutes, regulations, statutory rules, orders, judgments, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, Governmental Entity (including, as applicable, CNQ and TSX-V), statutory body or self-regulatory authority and the term "applicable" with respect of such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Material Adverse Change" or "Material Adverse Effect" means, when used in connection with a Party hereto, any change, effect, event, occurrence or change in a state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, title to assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of such Party other than any change, effect, event, occurrence or change in a state of facts principally caused by a change, effect, event, occurrence or change in a state of facts in the Canadian or United States economies or financial, currency exchange, securities or commodities markets in general;

"Misrepresentation" has the meaning ascribed thereto in the Securities Act (Alberta);

"Officer Obligations" means any obligations or liabilities of a Party to pay any amount to its officers, directors, employees or consultants, other than for salary, bonuses under existing bonus arrangements, or directors' fees in the ordinary course, in each case in amounts consistent with historic practices, and obligations or liabilities in respect of insurance or indemnification contemplated by this Agreement or arising in the ordinary and usual course of business and subject to Corporate Laws and, without limiting the generality of the foregoing, Officer Obligations shall include the obligations of a Party to officers, employees or consultants for: (i) severance, termination or other payments on or in connection with the reorganization of Preo pursuant to any executive involuntary severance and termination agreements in the case of officers and pursuant to a Party's severance policy in the case of employees; (ii) retention bonus payments pursuant to any retention bonus program; or (iii) commissions, bonuses or other amounts payable to any employees, officers, directors or consultants in connection with the reorganization, including in connection with the Arrangement;

"OSC" means the Ontario Securities Commission;

"OTCBB" means the OTC Bulletin Board is an electronic quotation system that displays real-time quotes, last-sale prices, and volume information for many over-the-counter securities and is overseen by the National Association of Securities Dealers, Inc.;

"Parties" means Preo and CDG, and "Party" means any one of them;

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Plan of Arrangement" means a plan of arrangement substantially in the form and content of Schedule A annexed hereto, as such plan of arrangement may be amended pursuant to this Agreement, the Plan of Arrangement or made at the direction of the Court in the Final Order;

"Preo Common Shares" means the Class A voting common shares in the capital of Preo;

"Preo Financial Statements" means the audited financial statements of Preo as at and for the year ended December 31, 2007, the nine month period ended December 31, 2006 and the year ended March 31, 2006, together with the notes thereto and the report of the auditors thereon and the unaudited interim financial statements of Preo for the period ended March 31, 2008;

"Preo Governing Documents" means the certificate, and articles and by-laws of Preo as of the date hereof;

"Preo January Debenture" means the $1,350,000 15% debenture dated January 11, 2008, as supplemented on May 19, 2008 granted by Preo in favour of certain lenders, convertible into Preo Preferred Shares at a price based on the consideration for the Arrangement;

"Preo Options" means the stock options issued to existing and former directors, senior officers, employees and consultants of Preo and its subsidiaries permitting the holders thereof to purchase an aggregate of up to 1,723,408 Preo Common Shares, at the exercise prices and for the terms and quantities disclosed to CDG in writing prior to the date hereof;

"Preo Preferred Shares" means the Class A senior convertible preferred voting shares in the capital of Preo;

"Preo Securityholders" means, collectively, holders of issued and outstanding Preo Common Shares and Preo Preferred Shares;

"Preo Securityholders' Meeting" means the special meeting of Preo Securityholders to be called to, among other things, consider and, if determined advisable, approve the Arrangement in accordance with the Interim Order, and any adjournments thereof;

"Preo Shareholders' Agreement" means the Significant Shareholders Agreement made among Preo and certain shareholders of Preo dated effective February 4, 2005, as amended by a Written Consent of Significant Shareholders of Preo Software Inc. dated September 9, 2005;

"Registrar" means the Registrar of Corporations appointed pursuant to section 263 of the ABCA;

"Representatives", with respect to Preo, has the meaning ascribed thereto in Section 5.5 and with respect to CDG, has the meaning ascribed thereto in Section 6.5;

"SEC" means the United States Securities and Exchange Commission;

"Securities Authorities" means the appropriate securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof and in the United States and each of the states thereof;

"Securities Laws" means any applicable Canadian provincial securities laws, United States securities laws, the "blue sky" or securities laws of the states of the United States and any other applicable securities law;

"subsidiary" has the meaning ascribed thereto in the ABCA;

"Superior Proposal" with respect to Preo, has the meaning ascribed thereto in Section 5.3(b)(iv) and with respect to CDG, has the meaning ascribed thereto in Section 6.3(b)(iv);

"TSX-V" means the TSX Venture Exchange;

"61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, published by the OSC and the AMF;

Section 1.2

Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity).

Section 1.3

Deemed Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

Section 1.4

Interpretation

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.  The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

Section 1.5

Article References

Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the specified Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

Section 1.6

Date for any Action

In the event that any date by or on which any action is required or permitted to be taken hereunder by any of the Parties is not a Business Day in the place where the action is required or permitted to be taken, such action shall be required to be taken by or on the next succeeding day which is a Business Day.

Section 1.7

Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

Section 1.8

Attornment

The Parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Alberta for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either Party in such court.  The Parties hereby irrevocably and unconditionally waive any objection to the choosing of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

Section 1.9

Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian Generally Accepted Accounting Principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles.

Section 1.10

Material

The terms "material" and "materially" shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter, either individually or in the aggregate with other matters, would materially affect a Party or would significantly impede the ability to complete the Arrangement in accordance with this Agreement.

Section 1.11

Disclosure

Where in this Agreement reference is made to disclosure in writing, or disclosed in writing, on or prior to the date hereof, such disclosure shall be made in writing in a separate memorandum, dated the date hereof and signed by an officer of Preo or CDG as the case may be, and delivered to the other Party immediately prior to the execution of this Agreement.  Such disclosure memoranda, if any, shall make specific reference to the applicable Sections and paragraphs of this Agreement in respect of which such disclosure is made.

Section 1.12

Reasonable Commercial Efforts

Where a Party agrees to use "reasonable commercial efforts" herein, the aggregate maximum expenditure which a Party shall be obliged to incur in order to satisfy the "reasonable commercial efforts" threshold in any covenant shall be $100,000, provided, however, that Common Costs incurred by a Party as contemplated by Section 11.8 shall not be included in such amounts.

Section 1.13

Incorporation of Schedules

The following Schedules are annexed to this Agreement and are hereby incorporated by reference into the Agreement and form part hereof;

Schedule A	Plan of Arrangement
Schedule B	Representations and Warranties of Preo
Schedule C	Representations and Warranties of CDG

ARTICLE 2
THE ARRANGEMENT

Section 2.1

General

Subject to the terms and conditions of this Agreement, each of the Parties agrees to use its reasonable commercial efforts prior to the Effective Time to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to complete the transactions contemplated hereby.

Section 2.2

Steps to be taken by Preo and CDG

(a)

Preo covenants in favour of CDG that Preo shall:

(i)

as soon as reasonably practicable, apply to the Court in a manner acceptable to CDG, acting reasonably, under Section 193 of the ABCA, for the Interim Order, providing for, among other things, the calling of the Preo Securityholders' Meeting and the CDG Securityholders' Meeting, and thereafter proceed with and diligently implement the Interim Order;

(ii)

lawfully convene and hold the Preo Securityholders' Meeting for the purpose of, among other things, considering the Arrangement Resolution as soon as reasonably practicable and in any event, on or before July 31, 2008;

(iii)

except to the extent required by a Governmental Entity or stock exchange having jurisdiction or as specifically contemplated herein, not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) the Preo Securityholders' Meeting without the prior written consent of CDG; and

(iv)

subject to obtaining any approvals as are required by the Interim Order, proceed with and diligently pursue an application to the Court for the Final Order.

(b)

CDG covenants in favour of Preo that CDG shall:

(i)

support Preo's application to the Court for the Interim Order and thereafter proceed with and diligently implement the Interim Order;

(ii)

lawfully convene and hold the CDG Securityholders' Meeting for the purpose of, among other things, considering the Arrangement Resolution as soon as reasonably practicable and in any event, on or before July 31, 2008; and

(iii)

except to the extent required by a Governmental Entity or stock exchange having jurisdiction or as specifically contemplated herein, not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) the CDG Securityholders' Meeting without the prior written consent of Preo;

(c)

Subject to obtaining the Final Order, Preo agrees that it shall, with the co-operation and participation of CDG, exert reasonable commercial efforts to make such arrangements with the Registrar as may be necessary or desirable to permit the filing with the Registrar of the Articles of Arrangement to be made effective at 12:01 (a.m.) Alberta time on the Effective Date, the Plan of Arrangement and a certified copy of the Final Order.

(d)

In the event that there is a failure to obtain, or if any of Parties reasonably anticipates that there will be a failure to obtain, a consent, order or other approval of a Governmental Entity required in connection with the approval of the Arrangement, then the Parties shall use their reasonable commercial efforts to assist each other to successfully implement and complete any alternative transaction structure that does not have negative financial consequences for any party.  In the event that the transaction structure is modified as a result of any event contemplated pursuant to this Section 2.2(d) or otherwise, the relevant provisions of this Agreement shall forthwith be deemed modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to reflect the revised transaction structure and the Parties shall, upon the reasonable request of any party hereto, execute and deliver an agreement in writing giving effect to and evidencing such amendments as may be reasonably required as a result of such modifications.

Section 2.3

Petition

Preo confirms that it will attempt to ensure that the Interim Order provides:

(a)

for the class of persons to whom notice is to be provided in respect of the Arrangement and the Preo Securityholders' Meeting and the CDG Securityholders' Meeting and for the manner in which such notice is to be provided;

(b)

that subject to the requirements of the CNQ and/or the TSX-V, the requisite approval for the Arrangement shall be not less than 66⅔% of the aggregate votes cast by the holders of:

(i)

Preo Common Shares and Preo Preferred Shares, voting together as a single class, present in person or by proxy at the Preo Securityholders' Meeting, with each holder of Preo Common Shares entitled to one vote for each Preo Common Share held, each holder of Preo Preferred Share entitled to one vote for each Preo Preferred Share held; and

(ii)

CDG Common Shares, present in person or by proxy at the CDG Securityholders' Meeting, with each holder of CDG Common Shares entitled to one vote for each CDG Common Share held by such holder, provided that such vote shall exclude any applicable holders in accordance with Part 8 (Minority Approval) of 61-101.

(c)

that, in all other respects, the terms, restrictions and conditions of the Preo Governing Documents, including quorum requirements and all other matters, shall apply in respect of the Preo Securityholders' Meeting and the CDG Governing Documents, including quorum requirements, and all other matters, shall apply in respect of the CDG Securityholders' Meeting;

(d)

for the grant of Dissent Rights to holders of Preo Common Shares, Preo Preferred Shares and CDG Common Shares; and

(e)

for such other matters as the Parties may agree, acting reasonably.

Section 2.4

Securityholders' Meetings

The Preo Securityholders' Meeting and CDG Securityholders' Meeting shall also be and be deemed to be shareholders' meetings for Amalco for the purposes as set out in the Information Circular, including, inter alia, approval of the Amalco Option Plan.

Section 2.5

Information Circular

As promptly as practicable after execution of this Agreement, Preo and CDG shall finalize preparation of the Information Circular setting forth inter alia the recommendation of Preo's board of directors set forth in Section 2.6(a) and the recommendation of CDG's board of directors set forth in Section 2.6(b) and the opinion of CDG's financial advisors referred to in Section 2.6(c) and shall, on a timely basis, use their reasonable commercial efforts to co-operate in the preparation of all other documents and filings and the seeking and obtaining of all consents, orders and approvals, including regulatory and judicial orders and approvals and other matters reasonably determined by Preo and CDG to be necessary in connection with this Agreement and the Arrangement.  Preo and CDG shall ensure that the Information Circular and other documents, filings, consents, orders and approvals contemplated by this Section 2.5 are prepared in compliance with, made and/or obtained in accordance with Securities Laws, the ABCA and all other applicable Laws.  Preo and CDG shall mail the Information Circular to Preo Securityholders and the CDG Securityholders and to all other persons required by law with respect to the Preo Securityholders' Meeting and the CDG Securityholders' Meeting, all in accordance with Securities Laws, other applicable Laws, the Preo Governing Documents, the CDG Governing Documents and the requirements of, as applicable, CNQ, OTCBB or TSX-V or any other regulatory authority having jurisdiction.  The term "Information Circular" shall mean such proxy or other required information statement or circular, as the case may be, and all related materials at the time required to be mailed to Preo Securityholders and CDG Securityholders in connection with the Preo Securityholders' Meeting and the CDG Securityholders' Meeting and all amendments or supplements thereto, if any.  Preo and CDG each shall use all reasonable commercial efforts to obtain and furnish the information required to be included in the Information Circular.  The information to be provided by Preo and CDG for use in the Information Circular, on both the date the Information Circular is first mailed to Preo Securityholders and CDG Securityholders and on the date(s) the Preo Securityholders' Meeting and the CDG Securityholders' Meeting is held, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of law, and Preo and CDG each agree to correct promptly any such information provided by any of them for use in the Information Circular which has ceased to meet such standard.  In any such event, Preo and CDG shall prepare a supplement or amendment to the Information Circular or such application or other document, as required and as the case may be, and, if required, shall cause the same to be distributed to Preo Securityholders and CDG Securityholders and/or filed with the relevant securities regulatory authorities, stock exchanges and/or other Governmental Entity after Preo and CDG and their respective counsel and advisors have had a reasonable opportunity to review and comment on all such documentation and all such documentation is in form and content reasonably satisfactory to Preo and CDG as contemplated herein.

Section 2.6

Board Recommendation and Fairness Opinion

(a)

Preo represents that the independent members of its board of directors (Nate Glubish and Earl Everall abstaining), upon consultation with its advisors, have unanimously determined that:

(i)

the Arrangement is fair from a financial point of view to the Preo Securityholders and is otherwise in the best interests of Preo and Preo Securityholders; and

(ii)

the independent members of its board of directors (Nate Glubish and Earl Everall abstaining) will unanimously recommend that Preo Securityholders vote in favour of the Arrangement, which recommendation may not be withdrawn, modified or changed in any manner except as set forth herein.

(b)

CDG represents that its board of directors, upon consultation with its advisors, has unanimously determined that:

(i)

the Arrangement is fair from a financial point of view to the CDG Securityholders and is otherwise in the best interests of CDG and CDG Securityholders; and

(ii)

the independent members of its board of directors of CDG (Robert Ingram and Kerry Brown abstaining) will unanimously recommend that CDG Securityholders vote in favour of the Arrangement, which recommendation may not be withdrawn, modified or changed in any manner except as set forth herein.

(c)

CDG represents that its board of directors has received a preliminary opinion from Meyers Norris Penny LLP, that the consideration under the Arrangement is fair from a financial point of view to the CDG Securityholders and that such financial advisor has advised it that it will provide a written opinion to such effect before the application for the Interim Order.

Section 2.7

Dissenting Shares

(a)

Each holder of Preo Common Shares, Preo Preferred Shares and CDG Common Shares may exercise Dissent Rights in connection with the Arrangement pursuant to and in the manner set forth in Section 191 of the ABCA and the Interim Order (such holders referred to as "Dissenting Shareholders").

(b)

Preo shall give CDG: (i) prompt notice of any written notices of exercise of rights of dissent, withdrawals of such notices, and any other instruments served pursuant to the ABCA and received by Preo; and (ii) the opportunity to participate in all negotiations and proceedings with respect to such rights.

(c)

CDG shall give Preo: (i) prompt notice of any written notices of exercise of rights of dissent, withdrawals of such notices, and any other instruments served pursuant to the ABCA and received by CDG; and (ii) the opportunity to participate in all negotiations and proceedings with respect to such rights.

(d)

Without the prior written consent of Preo, except as required by applicable law, CDG shall not make any payment with respect to any such rights or offer to settle or settle any such rights.  Preo shall have the obligation to deal with all shareholders who are entitled to Dissent Rights with respect to their Preo Common Shares or Preo Preferred Shares, as the case may be.

Section 2.8

Final Order

As promptly as practicable after the receipt of the approval of the Preo Securityholders and the CDG Securityholders, Preo shall apply to the Court for the Final Order, in form and substance reasonably satisfactory to Preo.

ARTICLE 3
PUBLICITY

Section 3.1

Publicity

Each of Preo and CDG shall advise, consult and cooperate with the other prior to issuing, or permitting any of its directors, officers, employees or agents to issue, any news release or other written public or private statement with respect to this Agreement, the transactions contemplated hereby or any other matters, from the date hereof until the Effective Time.  Neither Preo nor CDG shall issue any such news release or make any such written public or private statement prior to such consultation, except as may be required by applicable law including, for greater certainty, in order to fulfill Preo's or CDG's continuous disclosure obligations under Securities Laws or by obligations pursuant to any listing agreement with a stock exchange and only after using its reasonable commercial efforts to consult the others taking into account the time constraints to which it is subject as a result of such law or obligation.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

Section 4.1

With Respect to Preo

(a)

Representations and Warranties

Preo hereby makes to CDG the representations and warranties set forth in Schedule B to this Agreement and acknowledges that CDG is relying upon those representations and warranties in connection with entering into this Agreement.

(b)

Investigation

Any investigation by CDG and its advisors shall not mitigate, diminish or affect the representations and warranties of Preo made in or pursuant to this Agreement.

(c)

Survival of Representations and Warranties

The representations and warranties of Preo contained in this Agreement shall survive the completion of the Arrangement.

Section 4.2

With Respect to CDG

(a)

Representations and Warranties

CDG hereby makes to Preo the representations and warranties set forth in Schedule C to this Agreement and acknowledges that Preo is relying upon those representations and warranties in connection with entering into this Agreement.

(b)

Investigation

Any investigation by Preo or its respective advisors shall not mitigate, diminish or affect the representations and warranties of CDG made in or pursuant to this Agreement.

(c)

Survival of Representations and Warranties

Unless otherwise expressly limited herein, the representations and warranties of CDG made by CDG and contained in this Agreement shall survive the completion of the Arrangement.

Section 4.3

No Other Representations or Warranties

Except for the representations and warranties contained in this Agreement, none of the Parties make any other express or implied representation or warranty with respect to any matters not specifically represented herein, including, but not limited to, the results of operations of any Party subsequent to the Closing Date, any taxation matters with respect to the operations of any Party subsequent to the Closing Date, or any other matters with respect to the business or operations of any such Party subsequent to the Closing Date.

ARTICLE 5
COVENANTS OF PREO

Section 5.1

Covenants of Preo

Preo covenants and agrees that, except as contemplated in this Agreement or the Plan of Arrangement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

(a)

except as previously disclosed in writing to or with the prior written consent of CDG, it shall conduct its business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practices;

(b)

except as previously disclosed in writing to CDG, it shall not, without the prior written consent of CDG, which shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(i)

issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber:

(A)

any of its shares or any options, warrants, calls, conversion privileges or rights of any kind to acquire any of its shares, except pursuant to the exercise of stock options, warrants or other securities convertible into shares currently outstanding which have been disclosed to CDG; or

(ii)

amend or propose to amend the Preo Governing Documents;

(iii)

split, combine or reclassify any of its outstanding shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to its shares;

(iv)

redeem, purchase or offer to purchase any of its shares or other securities unless otherwise required by the terms of such securities;

(v)

reorganize, amalgamate or merge with any other Person whatsoever;

(vi)

acquire, agree to acquire, dispose of or agree to dispose of any Person or division or acquire, agree to acquire, dispose of or agree to dispose of any assets, which, in each case, are individually or in the aggregate material;

(vii)

(A) satisfy or settle any claims or liabilities which are individually or in the aggregate material; (B) relinquish any contractual rights which are individually or in the aggregate material; or (C) enter into, modify, or terminate any interest rate, currency or commodity swaps, hedges or other similar financial instruments; or

(viii)

grant a security interest in, or any encumbrance on, or in respect of, any of its assets;

(c)

without the prior written consent of CDG, it shall not:

(i)

other than as previously disclosed in writing to CDG or pursuant to existing employment, termination or compensation arrangements or policies, enter into or modify any employment, severance or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any of its officers or directors;

(ii)

other than as previously disclosed in writing to CDG or pursuant to existing employment, termination or compensation arrangements or policies, in the case of its employees or consultants who are not officers or directors, take any action with respect to the entering into or modifying of any employment, consulting, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable; or

(iii)

other than commitments entered into by Preo prior to the date of this Agreement, or as contemplated by the Agreement, or the costs relating to implementing the transactions contemplated hereby, directly or indirectly, do any of the following: (i) sell, dispose of, transfer, convey, encumber, pledge, surrender or abandon the whole or any part of its assets; (ii) expend or commit to expend more than $25,000 individually or $50,000 in the aggregate with respect to any capital or operating expense or expenses; (iii) reorganize, amalgamate, merge or otherwise continue Preo with any other Person whatsoever; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, (v) pay, discharge or satisfy any claims, liabilities or obligations other than in the ordinary course of business and consistent with past practice and other than reflected or reserved against in the Preo Financial Statements; or (vi) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)

except as otherwise disclosed in writing by Preo to CDG, it shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate have a Material Adverse Effect, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)

it shall:

(i)

use its reasonable commercial efforts to preserve intact its business organization and goodwill, to keep available the services of its officers, employees and consultants as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(ii)

perform and comply with all material covenants and conditions contained in all contracts, leases, grants, agreements, permits, licences orders and documents governing its assets or to which its assets are subject;

(iii)

obtain, on or before the Effective Date: a registrable discharge of registration no. 08011107219 registered under the Personal Property Security Act (Alberta) against the interests of Preo.

(iv)

not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereby or that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date if then made; and

(v)

promptly notify CDG of any Material Adverse Change, or any change which could reasonably be expected to become a Material Adverse Change, in respect of its business or in the operation of its business or in the operation of its properties, and of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(f)

it will satisfy all Officer Obligations of Preo on or prior to the Effective Date, which obligations may be satisfied by causing Amalco to assume such obligations;

(g)

it shall not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated hereby prior to the Effective Date without the prior written consent of CDG;

(h)

except as previously disclosed in writing to CDG, as required by applicable Laws or this Arrangement, it shall not enter into or modify in any material respect any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to an existing contract or series of related existing contracts would be material to Preo or which would have a Material Adverse Effect on Preo;

(i)

it shall use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder to the extent the same is within its control and take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to:

(i)

obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(ii)

obtain all necessary consents, approvals and authorizations that are required to be obtained by it under any applicable Laws;

(iii)

effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of any Party before Governmental Entities in connection with the Arrangement;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated hereby;

(v)

fulfil all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement; and

(vi)

cooperate with CDG in connection with the performance by it of its obligations hereunder;

(j)

it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement;

(k)

it shall discuss and consider such pre-arrangement steps or amendments to the Plan of Arrangement as may be proposed by CDG and implement such pre-arrangement steps or such amendments that it considers to be in the best interests of the Preo Securityholders, provided such steps are agreed to in writing by CDG;

(l)

it shall make or cooperate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws;

(m)

it shall use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct in all material respects on and as of the Effective Date as if made thereon;

(n)

it will, in a timely and expeditious manner, file, proceed with and diligently prosecute an application to the Court for the Interim Order with respect to the Arrangement, provided that, notwithstanding the foregoing, the Parties agree to consult regarding seeking the Interim Order and mailing the Information Circular;

(o)

it will, in a timely and expeditious manner:

(i)

carry out the terms of the Interim Order;

(ii)

prepare, in consultation with CDG, and file where required by law the Information Circular in all jurisdictions where the same is required to be filed and mail the same as ordered by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof and containing full, true and plain disclosure of all material facts relating to the Arrangement and Preo and not containing any misrepresentation, as defined under such applicable Laws, with respect thereto;

(iii)

solicit proxies for the approval of the Arrangement and related matters in accordance with the applicable Laws and the Interim Order;

(iv)

convene the Preo Securityholders' Meeting as ordered by the Interim Order;

(v)

provide notice to CDG of the Preo Securityholders' Meeting and allow CDG's representatives to attend the Preo Securityholders' Meeting unless such attendance is prohibited by the Interim Order; and

(vi)

conduct the Preo Securityholders' Meeting in accordance with the Interim Order, the Preo Governing Documents and any instrument governing such meeting, as applicable, and as otherwise required by applicable Laws;

(p)

it will, in a timely and expeditious manner, prepare (in consultation with CDG) and file where required by law any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Information Circular with respect to the Preo Securityholders' Meeting and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

(q)

it will, subject to the approval of the Arrangement at the Preo Securityholders' Meeting in accordance with the provisions of the Interim Order forthwith proceed with and diligently prosecute an application for the Final Order;

(r)

it will forthwith carry out the terms of the Final Order (to the extent within its power);

(s)

it will, except for individual proxies and other non-substantive communications, furnish promptly to CDG a copy of each notice, report, report of proxies submitted, schedule or other document or communication delivered, filed or received by Preo in connection with the Arrangement or the Interim Order, the Preo Securityholders' Meeting or any other meeting of Preo Securityholders or class of security holders which all such holders, as the case may be, are entitled to attend, any filings under applicable Laws and any dealings with regulatory agencies in connection with, or in any way affecting, the transactions contemplated hereby;

(t)

it will, within two Business Days of Preo receiving any written audit inquiry, assessment, reassessment, confirmation or variation of an assessment, indication that tax assessment is being considered, request for filing of a waiver or extension of time or any other notice in writing relating to taxes, interest, penalties, losses or tax pools (an "Assessment"), deliver to CDG a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of Preo, or the appropriate affiliate, on the assumption that such Assessment is valid and binding;

(u)

it will, subject to the terms hereof, in a timely and expeditious manner, provide to CDG all information as may be reasonably requested by CDG or as required by the Interim Order or applicable Laws with respect to Preo and its business and properties; and

(v)

it will assist and cooperate in the preparation of and filing with all applicable securities commissions or similar securities regulatory authorities of Canada and the United States all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the applicable Securities Laws of Canada and the United States for the issue of securities pursuant to the Arrangement and the resale of such securities (other than by control persons and affiliates and subject to requirements of general application).

Section 5.2

Recommendation of the Preo Board of Directors

The Information Circular shall include the recommendation of the board of directors of Preo to the Preo Securityholders in respect of the Arrangement as set out in Section 2.6.  Notwithstanding any other provision of this Agreement, the board of directors of Preo may change its recommendation to the Preo Securityholders in respect of the Arrangement from that set forth herein, as applicable, if such board concludes, in good faith, after receiving the advice of outside counsel and financial advisors that is reflected in the minutes of a meeting of the board, that such action is necessary for such board to act in a manner consistent with its fiduciary duty or applicable Laws and, in the event that Sections 5.3 or 5.4 are applicable, if Preo and its board are in compliance with those sections.  The foregoing shall not relieve Preo from its obligation to proceed to call and hold the Preo Securityholders' Meeting, solicit proxies for such meeting and hold the vote of Preo Securityholders in respect of the Arrangement at such meeting.

Section 5.3

Preo Covenant Regarding Non-Solicitation

(a)

Preo shall immediately terminate and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations with any parties conducted prior to the date hereof by Preo, or its officers, directors, employees, financial advisors, legal counsel, representatives or agents, with respect to any Acquisition Proposal relating to Preo.

(b)

Preo shall not, directly or indirectly, through any officer, director, employee, representative or agent, solicit, initiate, invite or knowingly encourage (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding) the initiation of or participate in, any inquiries or proposals regarding an Acquisition Proposal relating to Preo, provided that nothing contained in this Section 5.3 or other provisions of this Agreement shall prevent the board of directors of Preo from considering, negotiating, approving or recommending to the Preo Securityholders an agreement in respect of an unsolicited written Acquisition Proposal relating to Preo: (i) in respect of which any required financing has been demonstrated to the satisfaction of the board of directors of Preo, acting in good faith, to be reasonably likely to be obtained; (ii) which is not subject to a due diligence access condition which allows access to the books, records and personnel of Preo or its representatives beyond 5:00 p.m. (Edmonton time) on the fourth Business Day after the day on which access is afforded to the Person making the Acquisition Proposal relating to Preo (provided, however, the foregoing shall not restrict the ability of such Person to continue to review the information provided); (iii) in respect of which the board of directors of Preo determines (having consulted outside counsel) that in the exercise of its fiduciary duty it would be necessary for such board of directors to take such action in order to avoid breaching its fiduciary duties; and (iv) in respect of which the board of directors of Preo determines in good faith, after consultation with financial advisors, if consummated in accordance with its terms, would result in a transaction materially more favourable to its shareholders than the Arrangement (any such Acquisition Proposal relating to Preo that satisfies clauses (i) through (iv) above being referred to herein as a "Superior Proposal"), or in any event, if there is an unsolicited written Acquisition Proposal relating to Preo, in respect of which the board of directors of Preo subject to the Acquisition Proposal relating to Preo determines (having consulted outside counsel) that in the exercise of its fiduciary duty it would be necessary for such board of directors to take such action in order to avoid breaching its fiduciary duties.

(c)

Subject to Section 5.3(b) and the ability of Preo to carry on business in accordance with Section 5.1, Preo shall continue to refrain from participating in any discussions or negotiations with any parties (other than with CDG) with respect to any potential Acquisition Proposal relating to Preo.  Preo agrees not to release any third party from any confidentiality agreement in respect of an Acquisition Proposal relating to Preo to which such third party is a party.  Preo further agrees not to release any third party from any standstill agreement to which such third party is a party, unless such third party has made a Superior Proposal.

(d)

Preo shall immediately notify CDG (orally and in writing) of any current or any future Acquisition Proposal relating to Preo of which Preo's directors or senior officers become aware, or any amendments to the foregoing, or any request for non-public information relating to Preo in connection with an Acquisition Proposal relating to Preo or for access to the properties, books or records or for a list of the securityholders of Preo by any Person or entity that informs Preo that it is considering making an Acquisition Proposal relating to Preo.  Such notice shall include a copy of all written communications and a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as CDG may reasonably request, including without limitation the identity of the Person and controlling person, if any, making such proposal, inquiry or contact.

(e)

If Preo receives a request for material non-public information from a Person who proposes an Acquisition Proposal relating to Preo, and the board of directors of Preo determines that such proposal would be a Superior Proposal pursuant to Section 5.3(b), assuming the satisfactory outcome of a due diligence condition which conforms to this Section 5.3, then, and only in such case, the board of directors may, subject to the execution of a confidentiality agreement containing a standstill provision substantially similar to that contained in the Confidentiality Agreement (provided, however, the Person making the Acquisition Proposal relating to Preo shall not be precluded thereunder from making the Acquisition Proposal relating to Preo as proposed) and provided Preo sends a copy of any such confidentiality agreement to CDG immediately upon its execution, only provide such Person with access, in accordance with this Section 5.3, to the same information previously provided to CDG.  Preo shall provide CDG with a list of the information provided to the Person making the Superior Proposal.

(f)

Preo shall ensure that its directors and officers and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 5.3, and it shall be responsible for any breach of this Section 5.3 by its financial advisors or other advisors or representatives.

Section 5.4

Notice of Superior Proposal Determination

Preo shall not accept, approve or recommend or enter into any agreement (except for a confidentiality agreement pursuant to Section 5.3(e)) in respect of an Acquisition Proposal relating to Preo on the basis that it constitutes a Superior Proposal unless: (i) it has provided CDG with a complete copy of the document detailing the Acquisition Proposal relating to Preo which has been determined to be a Superior Proposal; (ii) four (4) Business Days (the "Preo Notice Period") shall have elapsed from the later of the date CDG received notice of the determination to accept, approve or recommend an agreement in respect of such Acquisition Proposal relating to Preo, and the date CDG received a copy of the document detailing the Acquisition Proposal relating to Preo; and (iii) it concurrently terminates this Agreement pursuant to Section 9.1.  During the Preo Notice Period, Preo shall provide a reasonable opportunity to CDG to consider, discuss and offer such adjustments in the terms and conditions of this Agreement as would enable Preo to proceed with its recommendation to the Preo Securityholders with respect to the Arrangement; provided however that any such adjustment shall be at the discretion of Preo and CDG at the time.  The board of directors of Preo will review in good faith any offer made by CDG to amend the terms of this Agreement in order to determine, in its discretion, as part of its exercising its fiduciary duties, whether the proposed amendments would, upon acceptance, result in such Superior Proposal ceasing to be a Superior Proposal.  If the board of directors of Preo determines that the Superior Proposal would cease to be a Superior Proposal, it will so advise CDG and will accept the offer by CDG to amend the terms of this Agreement and Preo and CDG agree to take such actions and execute such documents as are necessary to give effect to the foregoing.  If the board of directors of Preo continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects the amendments offered by CDG, Preo may, subject to the terms of this Agreement, accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal.  Each successive material modification of any Acquisition Proposal relating to Preo or a Superior Proposal shall constitute a new Acquisition Proposal relating to Preo for the purposes of this Section 5.4 and shall require a four (4) Business Day Preo Notice Period from the date such amendment is communicated to CDG (other than an amendment to improve upon a Superior Proposal in respect of which CDG has been provided with an opportunity to amend the terms of this Agreement and such Superior Proposal has not ceased to be a Superior Proposal prior to the proposed amendment).  Information provided hereunder shall constitute "Confidential Information" within the meaning of the Confidentiality Agreement.

Section 5.5

Access to Information

Subject to the Confidentiality Agreement and applicable Laws, upon reasonable notice, Preo shall afford the officers, employees, counsel, accountants and other authorized representatives and advisors ("Representatives") of CDG access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, Preo shall furnish promptly to CDG all information concerning its business, properties and personnel as CDG may reasonably request.

Section 5.6

Merger of Covenants

The covenants applicable to Preo set out in this Agreement shall not survive the completion of the Arrangement, and shall expire and be terminated without recourse between the Parties upon such completion.

Section 5.7

Additional Preo Financing

CDG hereby acknowledges that Preo has disclosed to CDG that Preo has made pre-existing arrangements for additional working capital financing for Preo, which may result in Preo issuing additional Preo Common Shares, Preo Preferred Shares, an amended version of the Preo January Debenture incorporating additional financing or a new convertible debenture on terms similar to the Preo January Debenture, or a combination thereof, and as a result, notwithstanding any other provision of this Agreement, Preo is not bound by the provisions of this Article 5 in respect of the foregoing.

Section 5.8

Strategic Commercial Agreement

CDG hereby acknowledges that Preo has disclosed to CDG that Preo is in pre-existing negotiations with a United States based company that may result in Preo entering into some form of commercial agreement (e.g. license agreement) with such entity and as a result, notwithstanding any other provision of this Agreement, Preo is not bound by the provisions of Subsections 5.1(a) and 5.1(h) in respect of the foregoing.

ARTICLE 6
COVENANTS OF CDG

Section 6.1

Covenants of CDG

CDG covenants in favour of Preo that;

(a)

except as previously disclosed in writing to or with the prior written consent of Preo, it shall conduct its business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practices;

(b)

except as previously disclosed in writing to Preo, it shall not, without the prior written consent of Preo, which shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(i)

issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber:

(A)

any of its shares or any options, warrants, calls, conversion privileges or rights of any kind to acquire any of its shares, except pursuant to the exercise of stock options, warrants or other securities convertible into shares currently outstanding which have been disclosed to Preo; or

(ii)

amend or propose to amend the CDG Governing Documents;

(iii)

split, combine or reclassify any of its outstanding shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to its shares;

(iv)

redeem, purchase or offer to purchase any of its shares or other securities unless otherwise required by the terms of such securities;

(v)

reorganize, amalgamate or merge with any other Person whatsoever;

(vi)

acquire, agree to acquire, dispose of or agree to dispose of any Person or division or acquire, agree to acquire, dispose of or agree to dispose of any assets, which, in each case, are individually or in the aggregate material;

(vii)

(A) satisfy or settle any claims or liabilities which are individually or in the aggregate material; (B) relinquish any contractual rights which are individually or in the aggregate material; or (C) enter into, modify, or terminate any interest rate, currency or commodity swaps, hedges or other similar financial instruments; or

(viii)

grant a security interest in, or any encumbrance on, or in respect of, any of its assets;

(c)

without the prior written consent of Preo, it shall not:

(i)

other than as previously disclosed in writing to Preo or pursuant to existing employment, termination or compensation arrangements or policies, enter into or modify any employment, severance or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any of its officers or directors;

(ii)

other than as previously disclosed in writing to Preo or pursuant to existing employment, termination or compensation arrangements or policies, in the case of its employees or consultants who are not officers or directors, take any action with respect to the entering into or modifying of any employment, consulting, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable; or

(iii)

other than commitments entered into by CDG prior to the date of this Agreement, or the costs relating to implementing the transactions contemplated hereby (including without limitation costs related to the Information Circular and the CDG Securityholders Meeting), directly or indirectly, do any of the following: (i) sell, dispose of, transfer, convey, encumber, pledge, surrender or abandon the whole or any part of its assets; (ii) expend or commit to expend more than $25,000 individually or $50,000 in the aggregate with respect to any capital or operating expense or expenses; (iii) reorganize, amalgamate, merge or otherwise continue CDG with any other Person whatsoever; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, (v) pay, discharge or satisfy any claims, liabilities or obligations other than in the ordinary course of business and consistent with past practice and other than reflected or reserved against in the CDG Financial Statements; or (vi) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)

it shall:

(i)

use its reasonable commercial efforts to preserve intact its business organization and goodwill, to keep available the services of its officers, employees and consultants as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(ii)

perform and comply with all material covenants and conditions contained in all contracts, leases, grants, agreements, permits, licences orders and documents governing its assets or to which its assets are subject;

(iii)

obtain, on or before the Effective Date: a registrable discharge of registration nos.

(A)

 03071524106 and 03071524577 registered under the Personal Property Security Act (Alberta) against the interests of CDG; and

(B)

96041014042 registered under the Personal Property Security Act (Alberta) against the interests of GR Capital Corporation and Waddy Lake Resources Inc;

(iv)

not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereby or that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date if then made; and

(v)

promptly notify Preo of any Material Adverse Change, or any change which could reasonably be expected to become a Material Adverse Change, in respect of its business or in the operation of its business or in the operation of its properties, and of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(e)

it will satisfy all Officer Obligations of CDG on or prior to the Effective Date;

(f)

it shall not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated hereby prior to the Effective Date without the prior written consent of Preo;

(g)

except as previously disclosed in writing to Preo, as required by applicable Laws or this Arrangement, it shall not enter into or modify in any material respect any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to an existing contract or series of related existing contracts would be material to CDG or which would have a Material Adverse Effect on CDG;

(h)

it shall use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder to the extent the same is within its control and take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to:

(i)

obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(ii)

obtain all necessary consents, approvals and authorizations that are required to be obtained by it under any applicable Laws;

(iii)

effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of any Party before Governmental Entities in connection with the Arrangement;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated hereby;

(v)

fulfil all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement; and

(vi)

cooperate with Preo in connection with the performance by it of its obligations hereunder;

(i)

it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement;

(j)

it shall discuss and consider such pre-arrangement steps or amendments to the Plan of Arrangement as may be proposed by Preo and implement such pre-arrangement steps or such amendments that it considers to be in the best interests of the CDG Securityholders, provided such steps are agreed to in writing by Preo;

(k)

it shall make or cooperate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws;

(l)

it shall use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct in all material respects on and as of the Effective Date as if made thereon;

(m)

it will, in a timely and expeditious manner, file, proceed with and diligently prosecute an application to the Court for the Interim Order with respect to the Arrangement, provided that, notwithstanding the foregoing, the Parties agree to consult regarding seeking the Interim Order and mailing the Information Circular;

- 2 1 -

(n)

it will, in a timely and expeditious manner:

(i)

carry out the terms of the Interim Order;

(ii)

prepare, in consultation with Preo, and file where required by law the Information Circular in all jurisdictions where the same is required to be filed and mail the same as ordered by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof and containing full, true and plain disclosure of all material facts relating to the Arrangement and CDG and not containing any misrepresentation, as defined under such applicable Laws, with respect thereto;

(iii)

solicit proxies for the approval of the Arrangement and related matters in accordance with the applicable Laws and the Interim Order;

(iv)

convene the CDG Securityholders' Meeting as ordered by the Interim Order;

(v)

provide notice to Preo of the CDG Securityholders' Meeting and allow Preo's Representatives to attend the CDG Securityholders' Meeting unless such attendance is prohibited by the Interim Order; and

(vi)

conduct the CDG Securityholders' Meeting in accordance with the Interim Order, the CDG Governing Documents and any instrument governing such meeting, as applicable, and as otherwise required by applicable Laws;

(o)

it will, in a timely and expeditious manner, prepare (in consultation with Preo) and file where required by law any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Information Circular with respect to the CDG Securityholders' Meeting and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

(p)

it will, subject to the approval of the Arrangement at the CDG Securityholders' Meeting in accordance with the provisions of the Interim Order forthwith proceed with and diligently prosecute an application for the Final Order;

(q)

it will forthwith carry out the terms of the Final Order (to the extent within its power);

(r)

it will, except for individual proxies and other non-substantive communications, furnish promptly to Preo a copy of each notice, report, report of proxies submitted, schedule or other document or communication delivered, filed or received by CDG in connection with the Arrangement or the Interim Order, the CDG Securityholders' Meeting or any other meeting of CDG Securityholders or class of security holders which all such holders, as the case may be, are entitled to attend, any filings under applicable Laws and any dealings with regulatory agencies in connection with, or in any way affecting, the transactions contemplated hereby;

(s)

it will, within two Business Days of CDG receiving any written audit inquiry, assessment, reassessment, confirmation or variation of an assessment, indication that tax assessment is being considered, request for filing of a waiver or extension of time or any other notice in writing relating to taxes, interest, penalties, losses or tax pools (an "Assessment"), deliver to Preo a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of CDG, or the appropriate affiliate, on the assumption that such Assessment is valid and binding;

(t)

it will, subject to the terms hereof, in a timely and expeditious manner, provide to Preo all information as may be reasonably requested by Preo or as required by the Interim Order or applicable Laws with respect to CDG and its business and properties;

(u)

it will assist and cooperate in the preparation of and filing with all applicable securities commissions or similar securities regulatory authorities of Canada and the United States all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the applicable Securities Laws of Canada and the United States for the issue of securities pursuant to the Arrangement and the resale of such securities (other than by control persons and affiliates and subject to requirements of general application); and

(v)

at the Effective Date it shall have a minimum of $1,700,000 in cash on deposit that will be freely available for the use of Amalco subject only to matters that may arise in connection with the CDG Disclosed Matter and all costs associated with the consummation of the Arrangement including, without restriction, the costs of negotiating and preparing this Agreement and the Information Circular and all related legal costs, costs of printing and mailing the Information Circular, transfer agent and depository costs, audit costs and listing fees.

Section 6.2

Recommendation of the CDG Board of Directors

The Information Circular shall include the recommendation of the board of directors of CDG to the CDG Securityholders in respect of the Arrangement as set out in Section 2.6.  Notwithstanding any other provision of this Agreement, the board of directors of CDG may change its recommendation to the CDG Securityholders in respect of the Arrangement from that set forth herein, as applicable, if such board concludes, in good faith, after receiving the advice of outside counsel and financial advisors that is reflected in the minutes of a meeting of the board, that such action is necessary for such board to act in a manner consistent with its fiduciary duty or applicable Laws and, in the event that Sections 5.3 or 5.4 are applicable, if CDG and its board are in compliance with those sections.  The foregoing shall not relieve CDG from its obligation to proceed to call and hold the CDG Securityholders' Meeting, solicit proxies for such meeting and hold the vote of CDG Securityholders in respect of the Arrangement at such meeting.

Section 6.3

CDG Covenant Regarding Non-Solicitation

(a)

CDG shall immediately terminate and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations with any parties conducted prior to the date hereof by CDG, or its officers, directors, employees, financial advisors, legal counsel, Representatives or agents, with respect to any Acquisition Proposal relating to CDG.

(b)

CDG shall not, directly or indirectly, through any officer, director, employee, representative or agent, solicit, initiate, invite or knowingly encourage (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding) the initiation of or participate in, any inquiries or proposals regarding an Acquisition Proposal relating to CDG, provided that nothing contained in this Section 6.3 or other provisions of this Agreement shall prevent the board of directors of CDG from considering, negotiating, approving or recommending to the CDG Securityholders an agreement in respect of an unsolicited written Acquisition Proposal relating to CDG: (i) in respect of which any required financing has been demonstrated to the satisfaction of the board of directors of CDG, acting in good faith, to be reasonably likely to be obtained; (ii) which is not subject to a due diligence access condition which allows access to the books, records and personnel of CDG or its Representatives beyond 5:00 p.m. (Edmonton time) on the fourth Business Day after the day on which access is afforded to the Person making the Acquisition Proposal relating to CDG (provided, however, the foregoing shall not restrict the ability of such Person to continue to review the information provided); (iii) in respect of which the board of directors of CDG determines (having consulted outside counsel) that in the exercise of its fiduciary duty it would be necessary for such board of directors to take such action in order to avoid breaching its fiduciary duties; and (iv) in respect of which the board of directors of CDG determines in good faith, after consultation with financial advisors, if consummated in accordance with its terms, would result in a transaction materially more favourable to its shareholders than the Arrangement (any such Acquisition Proposal relating to CDG that satisfies clauses (i) through (iv) above being referred to herein as a "Superior Proposal"), or in any event, if there is an unsolicited written Acquisition Proposal relating to CDG, in respect of which the board of directors of CDG subject to the Acquisition Proposal relating to CDG determines (having consulted outside counsel) that in the exercise of its fiduciary duty it would be necessary for such board of directors to take such action in order to avoid breaching its fiduciary duties.

(c)

Subject to Section 6.3(b) and the ability of CDG to carry on business in accordance with Section 6.1, CDG shall continue to refrain from participating in any discussions or negotiations with any parties (other than with Preo) with respect to any potential Acquisition Proposal relating to CDG.  CDG agrees not to release any third party from any confidentiality agreement in respect of an Acquisition Proposal relating to CDG to which such third party is a party.  CDG further agrees not to release any third party from any standstill agreement to which such third party is a party, unless such third party has made a Superior Proposal.

(d)

CDG shall immediately notify Preo (orally and in writing) of any current or any future Acquisition Proposal relating to CDG of which CDG's directors or senior officers become aware, or any amendments to the foregoing, or any request for non-public information relating to CDG in connection with an Acquisition Proposal relating to CDG or for access to the properties, books or records or for a list of the securityholders of CDG by any Person or entity that informs CDG that it is considering making an Acquisition Proposal relating to CDG.  Such notice shall include a copy of all written communications and a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as Preo may reasonably request, including without limitation the identity of the Person and controlling person, if any, making such proposal, inquiry or contact.

(e)

If CDG receives a request for material non-public information from a Person who proposes an Acquisition Proposal relating to CDG, and the board of directors of CDG determines that such proposal would be a Superior Proposal pursuant to Section 6.3(b), assuming the satisfactory outcome of a due diligence condition which conforms to this Section 6.3, then, and only in such case, the board of directors may, subject to the execution of a confidentiality agreement containing a standstill provision substantially similar to that contained in the Confidentiality Agreement (provided, however, the Person making the Acquisition Proposal relating to CDG shall not be precluded thereunder from making the Acquisition Proposal relating to CDG as proposed) and provided CDG sends a copy of any such confidentiality agreement to Preo immediately upon its execution, only provide such Person with access, in accordance with this Section 6.3, to the same information previously provided to Preo.  CDG shall provide Preo with a list of the information provided to the Person making the Superior Proposal.

(f)

CDG shall ensure that its directors and officers and any financial advisors or other advisors or Representatives retained by it are aware of the provisions of this Section 6.3, and it shall be responsible for any breach of this Section 6.3 by its financial advisors or other advisors or Representatives.

Section 6.4

Notice of Superior Proposal Determination

CDG shall not accept, approve or recommend or enter into any agreement (except for a confidentiality agreement pursuant to Section 6.3(e)) in respect of an Acquisition Proposal relating to CDG on the basis that it constitutes a Superior Proposal unless: (i) it has provided Preo with a complete copy of the document detailing the Acquisition Proposal relating to CDG which has been determined to be a Superior Proposal; (ii) four (4) Business Days (the "CDG Notice Period") shall have elapsed from the later of the date Preo received notice of the determination to accept, approve or recommend an agreement in respect of such Acquisition Proposal relating to CDG, and the date Preo received a copy of the document detailing the Acquisition Proposal relating to CDG; and (iii) it concurrently terminates this Agreement pursuant to Section 9.1.  During the CDG Notice Period, CDG shall provide a reasonable opportunity to Preo to consider, discuss and offer such adjustments in the terms and conditions of this Agreement as would enable CDG to proceed with its recommendation to the CDG Securityholders with respect to the Arrangement; provided however that any such adjustment shall be at the discretion of CDG and Preo at the time.  The board of directors of CDG will review in good faith any offer made by Preo to amend the terms of this Agreement in order to determine, in its discretion, as part of its exercising its fiduciary duties, whether the proposed amendments would, upon acceptance, result in such Superior Proposal ceasing to be a Superior Proposal.  If the board of directors of CDG determines that the Superior Proposal would cease to be a Superior Proposal, it will so advise Preo and will accept the offer by Preo to amend the terms of this Agreement and CDG and Preo agree to take such actions and execute such documents as are necessary to give effect to the foregoing.  If the board of directors of CDG continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects the amendments offered by Preo, CDG may, subject to the terms of this Agreement, accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal.  Each successive material modification of any Acquisition Proposal relating to CDG or a Superior Proposal shall constitute a new Acquisition Proposal relating to CDG for the purposes of this Section 6.4 and shall require a four (4) Business Day CDG Notice Period from the date such amendment is communicated to Preo (other than an amendment to improve upon a Superior Proposal in respect of which Preo has been provided with an opportunity to amend the terms of this Agreement and such Superior Proposal has not ceased to be a Superior Proposal prior to the proposed amendment).  Information provided hereunder shall constitute "Confidential Information" within the meaning of the Confidentiality Agreement.

Section 6.5

Access to Information

Subject to the Confidentiality Agreement and applicable Laws, upon reasonable notice, CDG shall afford the officers, employees, counsel, accountants and other authorized representatives and advisors ("Representatives") of Preo access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, CDG shall furnish promptly to Preo all information concerning its business, properties and personnel as Preo may reasonably request.

Section 6.6

Merger of Covenants

The covenants applicable to CDG set out in this Agreement shall not survive the completion of the Arrangement, and shall expire and be terminated without recourse between the Parties upon such completion.

Section 6.7

Additional Covenants of CDG

CDG covenants and agrees that, except as contemplated in this Agreement or the Plan of Arrangement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

(a)

it shall:

(i)

not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereby or that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date if then made; and

(ii)

promptly notify Preo of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(b)

it shall use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder to the extent the same is within its control and take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to:

(i)

obtain all necessary consents, approvals and authorizations that are required to be obtained by it under any applicable Laws;

(ii)

effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of any Party before Governmental Entities in connection with the Arrangement;

(iii)

oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Party to consummate, the transactions contemplated hereby;

(iv)

fulfil all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement; and

(v)

cooperate with Preo in connection with the performance by it of its obligations hereunder;

(c)

it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement;

(d)

it shall discuss and consider such pre-arrangement steps or amendments to the Plan of Arrangement as may be proposed by Preo and implement such pre-arrangement steps or such amendments that it considers to be in its best interests, provided such steps are agreed to in writing by Preo;

(e)

it shall make or cooperate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws;

(f)

it shall use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct in all material respects on and as of the Effective Date as if made thereon;

(g)

it will, subject to the terms hereof, in a timely and expeditious manner, provide to Preo all information as may be reasonably requested by Preo or as required by the Interim Order or applicable Laws with respect to CDG and its business and properties;

(h)

it will assist and cooperate in the preparation of and filing with all applicable securities commissions or similar securities regulatory authorities of Canada and the United States all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the applicable Securities Laws of Canada and the United States for the issue of securities pursuant to the Arrangement and the resale of such securities (other than by control persons and affiliates and subject to requirements of general application); and

(i)

CDG will have caused the CDG Common Shares to be consolidated on a four to one (4:1) basis such that there shall be no more than 10,239,963 CDG Common Shares outstanding immediately prior to the Effective Date of the Arrangement and all of the foregoing shall have been legally effective and completed prior to the Closing of the Arrangement (the "CDG Share Consolidation").

ARTICLE 7
MUTUAL COVENANTS TO EFFECT THE PLAN OF ARRANGEMENT

Section 7.1

Mutual Covenants

Each of Preo and CDG shall take all steps as are necessary to carry out the terms of the Arrangement pursuant to the Plan of Arrangement, and specifically and without restriction, the Parties make the following covenants:

(a)

the Interim Order and Final Order will authorize CDG to compel the repurchase for cancellation the CDG Common Shares held by CDG Securityholders holding less than one Board Lot (as defined in the Plan of Arrangement) of CDG Common Shares for cash.

(b)

Amalco will use reasonable commercial efforts to seek "reporting issuer" status in each jurisdiction in which CDG is, at the date hereof, a reporting issuer; and

(c)

Amalco shall make an application and otherwise use reasonable commercial efforts to have the Amalco Common Shares listed on the TSX-V (Tier 2) within 30 days following the Closing.

ARTICLE 8
CONDITIONS PRECEDENT

Section 8.1

Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)

the Interim Order shall have been granted in form and substance satisfactory to each of CDG and Preo, acting reasonably and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(b)

on or before July 31, 2008 the Arrangement Resolution shall have been passed by the Preo Securityholders as required pursuant to the Interim Order, in accordance with the provisions of the ABCA, the Preo Governing Documents and any applicable regulatory requirements, and in form and substance satisfactory to each of Preo and CDG acting reasonably, duly approving the Arrangement in accordance with the Interim Order;

(c)

on or before July 31, 2008 the Arrangement Resolution shall have been passed by the CDG Securityholders as required pursuant to the Interim Order, in accordance with the provisions of the ABCA, the CDG Governing Documents and any applicable regulatory requirements, and in form and substance satisfactory to each of CDG and Preo acting reasonably, duly approving the Arrangement in accordance with the Interim Order;

(d)

on or before July 31, 2008, the Final Order shall have been granted in form and substance satisfactory to each of Preo and CDG each acting reasonably;

(e)

the Articles of Arrangement, together with the Final Order, filed with the Registrar in accordance with the Arrangement and Section 193(10) of the ABCA shall be in form and substance satisfactory to each of Preo and CDG, each acting reasonably;

(f)

all requisite consents, orders, approvals and authorizations, including, without limitation, regulatory and judicial approvals and orders, required or necessary for the completion of the Arrangement (including receipt of a MRRS decision document and/or other discretionary orders from applicable securities regulatory authorities in form reasonably satisfactory to counsel to Preo and CDG which would exempt all trades in securities of Preo and CDG contemplated by the Arrangement from the prospectus and registration requirements of applicable securities legislation) shall have been completed or obtained on terms and conditions satisfactory to each of Preo and CDG, acting reasonably, and all applicable statutory or regulatory waiting periods to the transactions contemplated hereby, shall have been expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period;

(g)

the CNQ shall have accepted notice of the Arrangement and the transactions contemplated hereby, including without limitation pursuant to a filing statement if necessary, subject only to the conditions that may be imposed by the CNQ, as the case may be;

(h)

the Arrangement shall have become effective on or before July 31, 2008;

(i)

there being no change in law (including a proposal by the Minister of Finance of Canada to amend the Income Tax Act (Canada) or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that would materially negatively affect value of Preo;

(j)

there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)

makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated hereby;

(ii)

results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated hereby; or

(iii)

has had or, if the Arrangement Agreement was consummated, would reasonably be expected to result in, a Material Adverse Effect on Preo or CDG or would have a Material Adverse Effect on the ability of Preo or CDG to complete the Arrangement; and

(k)

the CDG Share Consolidation shall be legally effective and have closed prior to the closing of the Arrangement;

(l)

the Preo January Debenture shall have been converted into Preo Preferred Shares, or Preo will be at liberty to cause a conversion of the Preo January Debenture into Preo Preferred Shares and thereafter into Preo Common Shares prior to the closing of the Arrangement;

(m)

the principal amount of any amounts invested in Preo following the date of the hereof, but prior to the Effective Date, whether by way of debt or equity, if any, shall have been converted, or Preo will be at liberty to cause a conversion, into either Preo Common Shares or Preo Preferred Shares, as the case may be, and if into Preo Preferred Shares, thereafter into Preo Common Shares prior to the closing of the Arrangement;

(n)

Preo shall have converted all of its issued and outstanding Preo Preferred Shares into Preo Common Shares or Preo will be at liberty to cause a conversion of any such Preo Preo Preferred Shares into Preo Common Shares prior to the closing of the Arrangement;

(o)

The Preo Shareholders' Agreement shall have been terminated; and

(p)

Foundation Equity Corporation, Springbank Techventures Canadian, L.P., First Yellowhead Equities Inc., Robert Ingram, David Edmonds and Randy Coates (collectively the "Major Preo Shareholders") shall have executed lock-up agreements (in a form mutually agreed upon by CDG and Preo, acting reasonably) pursuant to which each of such Major Preo Shareholders, will agree to vote all Preo Common Shares and CDG Common Shares owned or controlled by them, as applicable, in favour of the Arrangement Resolution and consent to convert any Preo Preferred Shares and any interests in the Preo January Debenture owned or controlled by them, into Preo Common Shares on or before the Effective Date;

The foregoing conditions are for the mutual benefit of each of Preo and CDG and may be asserted by each of Preo and CDG regardless of the circumstances and may be waived by each of Preo and CDG in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Preo and CDG may have.

Section 8.2

Conditions to Obligations of Preo

The obligations of Preo to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions:

(a)

each of the acts, covenants and undertakings of CDG to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by CDG;

(b)

no material action or proceeding shall be pending or threatened by any Person to enjoin or prohibit the Arrangement from being completed, or result in a judgment in material damages relating to the transaction as contemplated herein;

(c)

Preo will have determined not to proceed with alternative Acquisition Proposals relating to Preo previously disclosed to CDG;

(d)

CDG shall have furnished Preo with:

(i)

certified copies of the resolutions duly passed by the boards of directors of CDG approving this Agreement and the consummation of the transactions contemplated hereby and directing the submission of the Arrangement for approval at the CDG Securityholders' Meeting and recommending that CDG Securityholders vote in favour of the Arrangement; and

(ii)

certified copies of the Arrangement Resolution of CDG Securityholders, duly passed at the CDG Securityholders' Meeting;

(e)

CDG shall have mailed the Information Circular and other documentation required in connection with the CDG Securityholders' Meeting on or before June 30, 2008;

(f)

holders of not more than 2.0% of the CDG Common Shares shall have exercised rights of dissent in relation to the Plan of Arrangement and CDG shall have provided to Preo a certificate of an officer of CDG certifying on the Effective Date the number of CDG Common Shares in respect of which holders have exercised rights of dissent;

(g)

CDG shall have provided Preo with opinions of CDG's counsel in form and substance satisfactory to Preo and its counsel, acting reasonably, dated the Effective Date and addressed to Preo to the effect that:

(i)

CDG has been duly incorporated, continued and organized and is validly existing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(ii)

this Agreement has been duly executed by CDG and constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms, subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting the enforcement of creditors' rights generally and the discretionary nature of certain remedies (including specific performance and injunctive relief) and subject to the effectiveness of indemnities and clauses exculpating a party or Persons from a liability or a duty otherwise owed which may be limited by law;

(iii)

the execution and delivery of this Agreement and the completion of the transactions contemplated hereby and the fulfilment and compliance with the terms and provisions hereof and thereof do not and will not:

(A)

result in the breach of, or violate any term or provision of its articles, by-laws and other governing documents; or

(B)

conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which it is a party or by which it is bound and which is material to it and of which such counsel has direct and actual knowledge, or result in the creation of any encumbrance upon any of its material assets under any such agreement or instrument, or give to others any material interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority (other than consent of its lenders, if required); or

except to the extent that such breach, violation or contravention would not have a Material Adverse Effect on it or could not reasonably be expected to prevent or hinder the consummation of the transactions contemplated hereby;

(h)

except as affected by the transactions contemplated hereby, the representations and warranties of CDG contained in Schedule C shall be true and correct in all material respects on the Effective Date with the same force and effect as though such representations and warranties had been made at and as of such time (except to the extent that such representations and warranties speak as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on CDG, and CDG shall have complied in all material respects with its covenants in this Agreement and Preo shall have received certificates to that effect, dated the Effective Date, from a senior officer of CDG, acting solely on behalf of the company and not in his personal capacity, to the best of his information and belief having made reasonable inquiry and Preo shall have no actual knowledge to the contrary;

(i)

there shall not have occurred any Material Adverse Change in the business, operations or capital in respect of CDG;

(j)

no material action or proceeding shall be pending or threatened by any Person to enjoin or prohibit the Arrangement from being completed, or result in a judgment in material damages relating to the transaction as contemplated herein;

(k)

the board of directors of CDG shall have approved the Arrangement, recommended that CDG Securityholders vote in favour of the Arrangement and shall not have varied, altered or rescinded such recommendation;

(l)

except as otherwise contemplated herein, such of the directors of CDG as requested by Preo shall have provided their resignations, together with releases in favour of Preo, effective on the Effective Date, each in a form and substance and on such terms as are satisfactory to Preo, acting reasonably;

(m)

there shall not have occurred any actual or threatened change (including a proposal by the Minister of Finance of Canada to amend the Income Tax Act (Canada) or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the judgment of Preo, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect with respect to CDG, or entities in which CDG has a material interest, with respect to the regulatory regime applicable to their respective businesses and operations or with respect to consummating the Plan of Arrangement;

(n)

CDG shall have provided to Preo the consent of third parties (if required) to the transactions contemplated hereby; and

(o)

All security registrations against CDG shall have been discharged.

The conditions in this Section 8.2 are for the exclusive benefit of Preo and may be asserted by Preo regardless of the circumstances or may be waived by Preo in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Preo may have.

Section 8.3

Conditions to Obligations of CDG

The obligations of CDG to consummate the transactions contemplated hereby, are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions:

(a)

each of the acts and undertakings of Preo to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Preo;

(b)

Preo shall have furnished CDG with:

(i)

certified copies of the resolutions duly passed by the boards of directors of Preo approving this Agreement and the consummation of the transactions contemplated hereby and directing the submission of the Arrangement for approval at the Preo Securityholders' Meeting and recommending that Preo Securityholders vote in favour of the Arrangement; and

(ii)

certified copies of the Arrangement Resolution, duly passed at the Preo Securityholders' Meeting;

(c)

Preo shall have mailed the Information Circular and other documentation required in connection with the Preo Securityholders' Meeting on or before June 30, 2008;

(d)

holders of not more than 2.0% of the Preo Common Shares and/or Preo Preferred Shares (each class to be considered separately and/or on a collective Preo Common Share equivalent basis) shall have exercised rights of dissent in relation to the Plan of Arrangement and Preo shall have provided to CDG a certificate of an officer of Preo certifying on the Effective Date the number of Preo Common Shares in respect of which holders have exercised rights of dissent;

(e)

except as affected by the transactions contemplated hereby, the representations and warranties of Preo contained in Schedule B shall be true and correct in all material respects on the Effective Date with the same force and effect as though such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Preo, and Preo shall have complied in all material respects with its covenants in this Agreement and CDG shall have received certificates to that effect, dated the Effective Date, from a senior officer of Preo acting solely on behalf of the company in question and not in his personal capacity, to the best of his information and belief having made reasonable inquiry and CDG shall have no actual knowledge to the contrary;

(f)

there shall not have occurred any Material Adverse Change in the business, operations or capital in respect of Preo;

(g)

no material action or proceeding shall be pending or threatened by any Person to enjoin or prohibit the Arrangement from being completed, or result in a judgment in material damages relating to the transaction as contemplated herein;

(h)

the board of directors of Preo shall have approved the Arrangement, recommended that Preo Securityholders vote in favour of the Arrangement and shall not have varied, altered or rescinded such recommendation;

(i)

there shall not have occurred any actual or threatened change (including a proposal by the Minister of Finance of Canada to amend the Income Tax Act (Canada) or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the judgment of CDG, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect with respect to Preo, or entities in which Preo has a material interest, with respect to the regulatory regime applicable to their respective businesses and operations or with respect to consummating the Plan of Arrangement;

- 3 1 -

(j)

Preo shall have provided to CDG the consent of third parties (if required) to the transactions contemplated hereby;

(k)

Preo shall have provided CDG with opinions of each of Preo's counsel (as applicable) in form and substance satisfactory to CDG and its counsel, acting reasonably dated the Effective Date and addressed to CDG to the effect that:

(i)

Preo has been duly incorporated, organized and is validly subsisting under the laws of Alberta and has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(ii)

this Agreement has been duly executed by Preo constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms, subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting the enforcement of creditors' rights generally and the discretionary nature of certain remedies (including specific performance and injunctive relief) and subject to the effectiveness of indemnities and clauses exculpating a party or Persons from a liability or a duty otherwise owed which may be limited by law;

(iii)

in the case of Preo, the execution and delivery of this Agreement and the completion of the transactions contemplated hereby and the fulfilment and compliance with the terms and provisions hereof and thereof do not and will not:

(A)

result in the breach of, or violate any term or provision of its articles, by-laws and other governing documents; or

(B)

conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which it is a party or by which it is bound and which is material to it and of which such counsel has direct and actual knowledge, or result in the creation of any encumbrance upon any of its material assets under any such agreement or instrument, or give to others any material interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority (other than consent of its lenders, if required); or

except to the extent that such breach, violation or contravention would not have a Material Adverse Effect on it or could not reasonably be expected to prevent or hinder the consummation of the transactions contemplated hereby; and

(l)

All security registrations against Preo shall have been discharged.

The conditions described in this Section 8.3 are for the exclusive benefit of CDG and may be asserted by CDG regardless of the circumstances or may be waived by CDG in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which CDG may have.

Section 8.4

Notice and Cure Provisions and Effect of Failure to Comply with Conditions

(a)

Each of Preo and CDG shall give prompt notice to the others of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)

If any of the conditions precedents set forth in Sections 8.1, 8.2 or 8.3 hereof shall not be complied with or waived by the Party for whose benefit such conditions are provided on or before the date required for the performance thereof, then the Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Parties, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable conditions precedent.  More than one such notice may be delivered by a Party.

Section 8.5

Satisfaction of Conditions

The conditions set out in this Article 8 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

Section 8.6

Indemnities

(a)

CDG hereby covenants and agrees to indemnify and save harmless Preo and the directors, officers, employees and agents of Preo (collectively, the "Indemnified Party") from and against all liabilities, claims, losses, costs (including without limitation legal fees and disbursements on a solicitor and his own client basis) fines, penalties, damages and expenses to which any Indemnified Party may be subject or may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason or in consequence of (i) any incorrectness in or breach of any representation or warranty of CDG contained in this Agreement or any other certificate or instrument executed and delivered pursuant to this Agreement; or (ii) any information or statement contained in the Information Circular relating to CDG or the business, operations, results of operations, assets, capitalization, financial condition, rights, liabilities, prospects or privileges of CDG and whether on a prospective or pro forma basis, containing an untrue statement of a material fact, or omitting to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made or otherwise being inaccurate or containing a misrepresentation.  If any matter or thing contemplated by this Section 8.6 (any such matter or thing being hereinafter referred to as a "Claim") is asserted against the Indemnified Party, or if any potential Claim contemplated by this Section 8.6 shall come to the knowledge of the Indemnified Party, the Indemnified Party shall notify CDG as soon as possible of the nature of such Claim, provided that any failure to so notify shall not affect CDG's liabilities under this Section 8.6 except to the extent that the failure materially prejudices CDG and CDG shall, subject as hereinafter provided, be entitled (but not required) at their expense to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably.  No admission of liability or settlement of any such Claim may be made by Preo, CDG or the Indemnified Party, without, in each case, the prior written consent of the other party, such consent not to be unreasonably withheld.  In respect of any such Claim, the Indemnified Party shall have the right to retain separate or additional counsel to act on its behalf and participate in the defence thereof; provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless CDG does not assume the defence of such suit on behalf of the Indemnified Party within 3 Business Days of CDG receiving notice of such Claim; or the named party to any such Claim (including any added third or interpleaded party) include both the Indemnified Party, on the one hand, and Preo on the other hand, and the Indemnified Party shall have been advised by their counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case CDG shall not have the right to assume the defence of such Claim but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party).

(b)

Preo hereby covenants and agrees to indemnify CDG and their directors, officers, employees and agents with respect to (i) any incorrectness in or breach of any representation or warranty of Preo contained in this Agreement or any other certificate or instrument executed and delivered pursuant to this Agreement; or (ii) any information or statement contained in the Information Circular as provided by Preo for inclusion therein, relating to Preo or the business, operations, financial condition, rights, liabilities, prospects or privileges of Preo, and the provisions of subsection 8.6(a) shall apply mutatis mutandis to such indemnity, with CDG and its directors, officers, employees and agents as the "Indemnified Party".

ARTICLE 9
TERMINATION, AMENDMENT AND WAIVER

Section 9.1

Termination

Subject to Section 9.2, this Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Arrangement by the Preo Securityholders or the CDG Securityholders, by the mutual agreement of Preo and CDG or by written notice promptly given to the other based on the following:

(a)

by Preo, with respect to termination rights specified in Section 8.1 or 8.2 or if all of the conditions for Closing the Arrangement for the benefit of Preo shall not have been satisfied or waived on or before 5:00 p.m., Edmonton, Alberta time, on July 31, 2008, other than as a result of a breach of this Agreement by Preo which has not been cured in accordance with Section 8.4; or

(b)

by CDG, with respect to termination rights specified in Section 8.1 or 8.3 or if all of the conditions for Closing the Arrangement for the benefit of CDG shall not have been satisfied or waived on or before 5:00 p.m., Edmonton, Alberta time, on July 31, 2008, other than as a result of a breach of this Agreement by CDG which has not been cured in accordance with Section 8.4.

Section 9.2

Effect of Termination

In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of Preo or CDG hereunder except as set forth in Section 11.8, which provisions shall survive the termination of this Agreement.  Nothing in this Section 9.2 shall relieve any Party from liability for any breach of this Agreement.

Section 9.3

Amendment

This Agreement may be amended by mutual agreement between the Parties.  This Agreement may not be amended except by an instrument in writing signed by the appropriate officers on behalf of each of the Parties.

Section 9.4

Waiver

Preo and CDG may: (i) extend the time for the performance of any of the obligations or other acts of the other; (ii) waive compliance with any of the agreements of the other or the fulfillment of any conditions to its own obligations contained herein; or (iii) waive inaccuracies in any of the representations or warranties of the other contained herein or in any document delivered by the other; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE 10
CLOSING

Section 10.1

Closing Date

The date of Closing shall be the date selected by Preo and CDG, which in any event shall not be later than the first Business Day following the date of the Final Order, and on such date the Closing shall occur in accordance with Sections 10.2 and 10.3.

Section 10.2

Effect of Closing

On the date of Closing, as promptly as practicable after the satisfaction or, to the extent permitted hereunder, the waiver of the conditions set forth in Article 8, the Parties shall cause the Arrangement to be consummated by the filing of the Articles of Arrangement and any other necessary documents prepared in accordance with the provisions of this Agreement and the ABCA with the Registrar in accordance with the ABCA, and at the Effective Time on the Effective Date, as specified in the Plan of Arrangement, the Arrangement and the other transactions contemplated by the Plan of Arrangement shall occur.

Section 10.3

Place of Closing

Subject to the termination of this Agreement as provided in Article 9, the closing of the transactions contemplated hereby as detailed in Section 10.2 (the "Closing") will take place at the offices of Bennett Jones LLP, 1000 ATCO Centre, 10035-105 Street, Edmonton, Alberta on the Effective Date.

Section 10.4

Other Closing Matters

In addition to the other matters required to be delivered under the terms and conditions of this Agreement, each of Preo and CDG shall deliver, at the Closing, such customary certificates, resolutions and other closing documents as may be required by the other Parties, acting reasonably.

ARTICLE 11
GENERAL PROVISIONS

Section 11.1

Notices

Any notice, request, consent, waiver, direction or other communication required or permitted to be given under this Agreement shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein.  Any such notice, request, consent, waiver, direction or other communication shall, if delivered, be deemed to have been given and received on the day on which it was delivered to the address provided herein (if that day is a Business Day, and if it is not, then on the next succeeding Business Day), and if sent by facsimile transmission shall be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery, in which case it shall be deemed to have been given and received on the next Business Day.

(a)	If to Preo:	Suite 202, 3553-31 Street N.W. Calgary, AB T2L 2K7 Attention: Randy Coates Fax: (403) 210-8299

	with a copy to:	Bennett Jones LLP 1000 ATCO Centre 10035 - 105 Street Edmonton, AB T5J 3T2 Attention: Kevin L. Lynch Fax: (780) 421-7951

(b)	if to CDG:	Suite 500, 926 – 5 Street S.W. Calgary, AB TPN 0N7 Attention: Barbara O'Neill Fax: (403) 266-2606

	with a copy to:	Tingle Merrett LLP 1250 Standard Life Building 639 - 5th Ave. S.W. Calgary, Alberta T2P 0M9 Attention: Scott M. Reeves Fax: (403) 571-8008

Section 11.2

Time of Essence

Time shall be of the essence in this Agreement.

Section 11.3

Entire Agreement

Except for the various collateral agreements entered into in contemplation of the Arrangement, this Agreement constitutes the entire agreement between the Parties and cancels and supersedes all prior agreements and understandings between the Parties with respect to the subject matter hereof.  To the extent that provisions of the Confidentiality Agreement conflict with provisions of this Agreement, the provisions of this Agreement shall govern.  The respective boards of directors of Preo and CDG hereby consent under the Confidentiality Agreement (for so long as this Agreement remains in effect and has not been terminated) to the actions of the other taken to consummate the Arrangement and the transactions contemplated hereby and to actions taken to propose amendments thereto under this Agreement.

Section 11.4

Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Parties.

Section 11.5

Binding Effect

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

Section 11.6

Further Assurances

Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other Parties, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

Section 11.7

Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 11.8

Costs

Except as contemplated below, each party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby:

(a)

Subject to paragraph 11.8(c), Preo and CDG shall share, on a 50/50 basis, all costs ("Common Costs") associated with the consummation of the Arrangement (whether or not the Arrangement is actually consummated) (commencing after February 8, 2008) including, without restriction, the costs of negotiating and preparing this Agreement and the Information Circular and all related legal costs, costs of printing and mailing the Information Circular, transfer agent and depository costs, audit costs and listing fees, but excluding, subject to paragraph 11.8(b), the provision of any fairness opinion.

(b)

Subject to paragraph 11.8(c)(ii), in the event that the Arrangement is not actually consummated, Preo shall share with CDG the cost of any fairness opinion for the benefit of CDG Securityholders (to the maximum cost of up to $30,000) on a 50/50 basis. For further clarity, to the extent Preo's 50% share of the cost of any such fairness opinion exceeds $30,000, any such excess will be for the account of CDG.

(c)

In the event that the Arrangement is not actually consummated due to the acceptance of a Superior Proposal:

(i)

by Preo pursuant to Section 5.4, then Preo shall be responsible to reimburse and or pay for all of CDG's costs associated with the consummation of the Arrangement (commencing after February 8, 2008) including, without restriction, the costs of negotiating and preparing this Agreement and the Information Circular and all related legal costs, costs of printing and mailing the Information Circular, transfer agent and depository costs, audit costs and listing fees, but excluding, subject to paragraph 11.8(b), the provision of any fairness opinion; or

(ii)

by CDG pursuant to Section 6.4, then CDG shall be responsible to reimburse and or pay for all of Preo's costs associated with the consummation of the Arrangement (commencing after February 8, 2008) including, without restriction, the costs of negotiating and preparing this Agreement and the Information Circular and all related legal costs, costs of printing and mailing the Information Circular, transfer agent and depository costs, audit costs and listing fees, including the provision of any fairness opinion.

Section 11.9

Counterpart Execution

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument but all such counterparts together shall constitute one agreement.

IN WITNESS WHEREOF, Preo and CDG have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PREO SOFTWARE INC.

	Per:	"Gary McCone"
	Name:	Gary McCone
	Title:	President and C.E.O.

CDG INVESTMENTS INC.

Per:	"Gregory Smith"
Name:	Gregory Smith
Title:	C.F.O.

SCHEDULE A

to the Arrangement Agreement dated as of June 12, 2008 among Preo Software Inc. and CDG Investments Inc.

PLAN OF ARRANGEMENT

UNDER SECTION 193

OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
DEFINITIONS

1.1

In this Plan, unless the context otherwise requires:

(a)

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B9, as amended, including the regulations promulgated thereunder;

(b)

"Amalco" means the corporate entity which exists after and as a result of the Arrangement;

(c)

"Amalco Common Shares" means the common shares in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Article 7 hereof;

(d)

"Amalco Option Plan" means the stock option plan of Amalco to be approved at the Preo Securityholders' Meeting and the CDG Securityholders' Meeting;

(e)

"Amalco Options" means the stock options issued to directors, officers, employees and consultants of Amalco pursuant to the Amalco Option Plan consisting of previously held Preo Options;

(f)

"Amalco Preferred Shares" means the preferred shares in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Article 8 hereof;

(g)

"Arrangement" means the arrangement contemplated by this Plan pursuant to Section 193 of the ABCA;

(h)

"Arrangement Agreement" means the arrangement agreement dated June 12, 2008 among Preo and CDG, as the same may be amended or supplemented from time to time;

(i)

"Articles" means the Articles of Incorporation of Preo as the same have been amended, restated or changed;

(j)

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(k)

"Assets" means all of Preo's assets related to its existing business;

(l)

"Board Lot" has the meaning ascribed thereto in the policies of the CNQ, that being a "standard trading unit" as such term is defined in Ontario Securities Commission Rule 62-504 - Take-Over Bids and Issuer Bids (Rule 62-504);

(m)

"business day" means a day, other than a Saturday, Sunday or other day, when banks in the City of Edmonton, Alberta are not generally open for business;

(n)

"CDG" means CDG Investments Inc., a corporation continued under the ABCA on May 3, 1984;

(o)

"CDG Common Shares" means common shares in the capital of CDG;

(p)

"CDG Consolidation" means the 4:1 share consolidation to be completed by CDG prior to the Arrangement becoming effective with the result that the 40,959,855 CDG Common Shares outstanding as of June 12, 2008 shall have been consolidated into approximately 10,239,963 CDG Common Shares;

(q)

"CDG Disclosed Matter" means the possible liability of CDG explicitly disclosed in writing by CDG to Preo relating to the historical business and operations of CDG;

(r)

"CDG Dissenting Shares" means those CDG Common Shares which are the subject of validly exercised dissent rights as provided in Article 5;

(s)

"CDG Securityholders" means, holders of issued and outstanding CDG Common Shares;

(t)

"CDG Securityholders' Meeting" means the meeting of the holders of CDG Common Shares to be called to, inter alia, consider and, if thought fit, authorize, approve and adopt the Arrangement in accordance with the Interim Order and any adjournments thereof;

(u)

"CNQ" means Canadian Trading and Quotation System Inc.;

(v)

"Court" means the Court of Queen's Bench of Alberta;

(w)

"Depository" means the duly appointed depository in respect of the Arrangement at its principal transfer office in Calgary, Alberta;

(x)

"Dissenting Shareholders" means the holders of Dissenting Shares who have exercised rights of dissent pursuant to the Plan;

(y)

"Dissenting Shares" means the CDG Dissenting Shares and/or the Preo Dissenting Shares, as the context may require;

(z)

"Effective Date" means the date on which Articles of Arrangement are filed with the Registrar, as prescribed by the Final Order;

(aa)

"Effective Time" means 12:01 a.m. (Edmonton time) on the Effective Date;

(bb)

"Exchange Value" means, as of the Effective Time, the value ascribed to CDG Common Shares pursuant Sections 3.1(c) and (d) hereto;

(cc)

"Final Order" means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(dd)

"Information Circular" means the joint management proxy circular of Preo and CDG relating to the Preo Securityholders' Meeting and the CDG Securityholders' Meeting to be forwarded by Preo to the Preo Securityholders and by CDG to the CDG Securityholders in connection with the transactions contemplated hereby;

(ee)

"Interim Order" means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Preo Securityholders' Meeting and the CDG Securityholders' Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(ff)

"Letter of Transmittal" means the letter of transmittal accompanying the Information Circular sent to the Preo Securityholders and the CDG Securityholders and for receiving Amalco Common Shares;

(gg)

"Plan" means this plan as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith" and similar terms refer to this Plan and not to any particular provision of this Plan;

(hh)

"Preo" means Preo Software Inc., a corporation incorporated under the ABCA;

(ii)

"Preo Common Shares" means the Class A common voting shares in the capital of Preo prior to the completion of the Arrangement as constituted on the date hereof;

(jj)

"Preo Contingent Shares" means the Amalco Common Shares equivalent in value to $300,000 based on the Exchange Value as of the Effective Time;

(kk)

"Preo Dissenting Shares" means those Preo Common Shares or Preo Preferred Shares which are the subject of validly exercised dissent rights as provided in Article 5;

(ll)

"Preo January Debenture" means the $1,350,000 15% debenture dated January 11, 2008, as supplemented on May 19, 2008 granted by Preo in favour of certain lenders, convertible into Preo Preferred Shares at a price based on the consideration for the Arrangement;

(mm)

"Preo Option Plan" means the Stock Option Plan of Preo dated effective February 4, 2005;

(nn)

"Preo Options" means the stock options issued to directors, senior officers, employees and consultants of Preo permitting the holders thereof to purchase an aggregate of up to 1,723,408 Preo Common Shares, at the exercise prices and for the terms and quantities disclosed to CDG in writing prior to the date hereof;

(oo)

"Preo Preferred Shares" means the Class A senior convertible preferred voting shares in the capital of Preo prior to the completion of the Arrangement as constituted on the date hereof;

(pp)

"Preo Securityholders" means the holders of Preo Common Shares and Preo Preferred Shares;

(qq)

"Preo Securityholders' Meeting" means the meeting of the holders of Preo Common Shares and Preo Preferred Shares to be called to, inter alia, consider and, if thought fit, authorize, approve and adopt the Arrangement in accordance with the Interim Order and any adjournments thereof;

1.2

The headings contained in this Plan are for reference purposes only and shall not affect in any way the meaning or interpretation of this Plan.

1.3

Unless the contrary intention appears, references in this Plan to an article, section, paragraph, subparagraph or schedule by number or letter or both refer to the article, section, paragraph, subparagraph or schedule bearing that designation in this Plan.

1.4

In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and "person" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association.

1.5

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6

References in this Plan to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.7

Unless otherwise stated, all references in this Plan to sums of money are expressed in lawful money of Canada.

ARTICLE 2
PURPOSE AND EFFECT OF THE PLAN

2.1

The following is only intended to be a general statement of the purpose of the Plan and is qualified in its entirety by the specific provisions of the Plan.

The purpose of the Plan is to carry out a combination of CDG and Preo that will result in (i) if necessary, a consolidation of the CDG Common Shares on a four for one (4:1) basis, (ii) if necessary, the conversion of all outstanding debt securities of Preo convertible into Preo Preferred Shares; (iii) if necessary, the conversion of all outstanding Preo Preferred Shares into Preo Common Shares; (iv) the amalgamation of Preo and CDG, with the resulting entity, Amalco, being named Preo Software Inc.; and (v)  all outstanding Preo Options being exchanged in consideration for the issuance of Amalco Options.

2.2

Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of the Plan shall become effective unless all of the provisions of the Plan shall have become effective.

2.3

The Plan shall be binding upon Preo, the Preo Securityholders, CDG and the CDG Securityholders upon filing of the Articles of Arrangement with the Registrar.

ARTICLE 3
ARRANGEMENT

3.1

At the Effective Time, or as otherwise indicated, each of the events set out below shall occur and be deemed to occur in the sequence set out without further act or formality:

(a)

Dissenting Shareholders who have exercised their rights of dissent in accordance with Article 5 hereof and who are ultimately entitled to be paid the fair value of the applicable Dissenting Shares shall be deemed to have transferred such Dissenting Shares to CDG or Preo, as applicable, as of the Effective Time and such Dissenting Shares shall be deemed to have been cancelled as of the Effective Time and such Dissenting Shareholders shall cease to have any rights in respect of such Dissenting Shares other than the right to be paid the fair value of such Dissenting Shares and the names of such Dissenting Shareholders shall be removed from the registers of the holders thereof;

(b)

if not otherwise already completed, the CDG Consolidation shall be made effective such that the CDG Common Shares shall be consolidated on a four to one (4:1) basis such that there shall be no more than 10,239,963 CDG Common Shares outstanding immediately prior to the Effective Time;

(c)

if not otherwise already completed, each CDG Securityholder who holds less than one CDG Common Share after giving effect to the CDG Consolidation shall surrender and be deemed to surrender to CDG all of the CDG Common Shares held by such CDG Securityholder and shall receive therefor, instead of any Amalco Common Share or fraction thereof to which such shareholder would otherwise be entitled, an amount in cash equal to the amount determined by multiplying the number of CDG Common Shares held by such holder by the weighted average trading price of the CDG Common Shares on the CNQ during the 10 trading days immediately preceding the CDG Consolidation (and multiplying such amount by 4 if the CDG Consolidation shall not have been effective immediately prior to giving effect to the Arrangement), each such holder of fractional CDG Common Share shall cease to have any rights in respect of such fractional CDG Common Share other than the right to be paid the value described above for such fractional CDG Common Share and shall have his name removed from the register of holders of CDG Common Shares and the CDG Common Shares so surrendered shall be cancelled without any act or formality on the part of the holder thereof;

(d)

each CDG Securityholder who holds less than one Board Lot based on the weighted average trading price described below after giving effect to the CDG Consolidation shall surrender and be deemed to surrender to CDG all of the CDG Common Shares held by such CDG Securityholder and shall receive therefor, instead of any Amalco Common Share or fraction thereof to which such shareholder would otherwise be entitled, an amount in cash equal to the amount determined by multiplying the number of CDG Common Shares held by such holder by the weighted average trading price of the CDG Common Shares on the CNQ during the 10 trading days immediately preceding the date of the CDG Consolidation (and multiplying such amount by 4 if the CDG Consolidation shall not have been effective immediately prior to giving effect to the Arrangement), each such holder of CDG Common Shares shall cease to have any rights in respect of such CDG Common Shares other than the right to be paid the value described above for such CDG Common Shares and shall have his name removed from the register of holders of CDG Common Shares and the CDG Common Shares so surrendered shall be cancelled without any act or formality on the part of the holder thereof;

(e)

any debt securities of Preo convertible into Preo Preferred Shares remaining outstanding, if any, including without limitation the January Preo Debenture, shall be converted into Preo Preferred Shares in accordance with the terms therefor provided in such convertible debt securities;

(f)

any Preo Preferred Shares remaining outstanding, if any, including any issued by giving effect to the Arrangement (pursuant to paragraph (e) above), shall be converted into Preo Common Shares on the basis of the holders of Preo Preferred Shares receiving therefor the number of Preo Common Shares equivalent to the number of Preo Preferred Shares held by the holders thereof immediately prior to the Effective Time;

(g)

CDG and Preo shall be amalgamated and continued as one corporation, Amalco, in accordance with the following:

(i)

the articles of Amalco shall be the same as the articles of Preo except that:

(A)

the authorized capital of Amalco shall consist of an unlimited number of common shares and an unlimited number of preferred shares, each with the rights, privileges and restrictions as substantially set forth in Articles 7 and 8 hereof;

(B)

the share transfer restrictions contained on Schedule "B" to the Articles of Preo shall be deleted; and

(C)

the other provisions contained on Schedule "C" to the Articles of Preo shall be deleted and replaced with the provisions set out on Appendix 1 to this Plan of Arrangement;

(ii)

the by-laws of Amalco shall be the by-laws attached hereto as Appendix 2 to this Plan of Arrangement;

(iii)

the first directors of Amalco shall be the directors of Preo;

(iv)

the first officers of Amalco shall be the officers of Preo;

(v)

the registered office of Amalco shall be the registered office of Preo;

(vi)

the property of each of CDG and Preo shall continue to be the property of Amalco;

(vii)

Amalco shall continue to be liable for the obligations of each of CDG and Preo;

(viii)

any existing cause of action, claim or liability to prosecution of either of CDG or Preo shall be unaffected;

(ix)

any civil, administrative or civil action or proceeding pending by or against either of CDG or Preo may continue to be prosecuted by or against Amalco;

(x)

a conviction against, or ruling, order or judgment in favour of or against, either of CDG or Preo may be enforced by or against Amalco;

(xi)

the Articles of Incorporation and Articles of Amendment of Preo shall be deemed to be the Articles of Incorporation of Amalco and the Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles of Preo shall be deemed to be the Certificate of Incorporation of Amalco;

(xii)

each of the CDG Common Shares, other than those held by holders holding less than one CDG Common Share after giving effect to the CDG Consolidation, or that are held by holders holding less than one Board Lot as described in paragraph 3.1(d) above after giving effect to the CDG Consolidation, or that are held by a Dissenting Shareholder who has exercised its right of dissent in accordance with Article 5 hereof and who is ultimately entitled to be paid the fair value of the applicable Dissenting Shares (which Dissenting Shareholder for further clarity will no longer be a holder of CDG Common Shares as of the Effective Time in accordance with this Plan), will be cancelled without any act or formality on the part of the holders thereof, in exchange for one Amalco Common Share for each CDG Common Share held after giving effect to the CDG Consolidation, immediately prior to giving effect to the Arrangement (other than the CDG Consolidation, if applicable);

(xiii)

each of the Preo Common Shares, other than those that are held by a Dissenting Shareholder who has exercised its right of dissent in accordance with Article 5 hereof and who is ultimately entitled to be paid the fair value of the applicable Dissenting Shares (which Dissenting Shareholder for further clarity will no longer be a holder of Preo Common Shares as of the Effective Time in accordance with this Plan), will be cancelled without any act or formality on the part of the holders thereof, in exchange for the number of Amalco Common Shares equivalent to the product of multiplying the number of Preo Common Shares held by the holders thereof immediately prior to the Effective Time by two;

(xiv)

in accordance with the Preo Option Plan, the Preo Options shall, without any act or formality on the part of the holders thereof, cease to represent options to purchase Preo Common Shares and shall instead represent options to purchase the number of Amalco Options equivalent to the product of multiplying the number of the Preo Options immediately prior to the Effective Time by two;

(xv)

in accordance with the Preo Option Plan, the exercise price for the Amalco Options shall be equivalent to the quotient of dividing the exercise price of the Preo Options immediately prior to the Effective Time by two; and

(xvi)

the Amalco Options shall otherwise be granted under the same terms and conditions as the Preo Options in exchange for which they are issued, such that the proportion of vested vs. non-vested Amalco Options after giving effect to the Arrangement is equal to the proportion of vested vs. non-vested Preo Options prior to giving effect to the Arrangement;

(h)

in connection with the exchange of CDG Common Shares and Preo Common Shares for Amalco Common Shares pursuant to paragraphs 3.1(g)(xii) and (xiii), no fractional Amalco Common Shares shall be issued and, in lieu of any fractional entitlement, the number of Amalco Common Shares issued to the former holders of CDG Common Shares or Preo Common Shares shall be rounded up to the next greater whole number of shares if the fractional entitlement is equal to or greater than 0.5, and shall be rounded down to the next lesser whole number of shares if the fractional entitlement is less than 0.5;

(i)

in connection with the issue of Amalco Options pursuant to paragraph 3.1(g)(xv), no fractional Amalco Options shall be issued and, in lieu of any fractional entitlement, the number of Amalco Options issued to the former holders of Preo Options shall, in all cases, be rounded down to the next lesser whole number;

(j)

with respect to each holder of CDG Common Shares and each holder of Preo Common Shares (other than Dissenting Shareholders), as the case may be, at the Effective Time, upon the exchange of CDG Common Shares and Preo Common Shares and the distribution and issuance of Amalco Common Shares pursuant to subsection 3.1(g)(xii) and (xiii):

(i)

each such holder of CDG Common Shares or Preo Common Shares shall become the holder of the applicable Amalco Common Shares and the name of such holders shall be added to the register of Amalco Common Shares; and

(ii)

each such holder of CDG Common Shares or Preo Common Shares shall cease to be a holder of the applicable CDG Common Shares or Preo Common Shares, as the case may be, and the name of such holders, shall be removed from the applicable registers of CDG Common Shares or Preo Common Shares; and

(k)

if at any time prior to December 31, 2009, any claim or demand is made against CDG, Preo or Amalco, or any of them, by any party other than CDG, Preo, Amalco or any associates, affiliates, directors, officers, former directors or former officers thereof in relation to the CDG Disclosed Matter, the Preo Contingent Shares shall be issued on a pro rata basis to the former holders of Preo Common Shares who are issued Amalco Common Shares in accordance with paragraph 3.1(g)(xiii) above.

ARTICLE 4
OUTSTANDING CERTIFICATES AND PAYMENTS

4.1

Subject to Article 7, from and after the Effective Time, each CDG Common Share, Preo Common Share and Preo Preferred Share, as the case may be, which was outstanding immediately prior to the Effective Time (other than those held by holders who exercise their rights of dissent pursuant to Article 5 hereof) shall represent the right of the holder (the "Holder") to receive certificates representing Amalco Common Shares in accordance with the terms of this Plan, or cash as contemplated by Sections 3.1(c) as applicable and any dividends and distributions accruing to the holder of such shares, upon the Holder depositing with the Depository the certificates duly endorsed for transfer and accompanied by such other documents as such Depository may reasonably require.

4.2

As soon as practicable following the Effective Time, Amalco shall cause to be delivered for the benefit of the Holders, share certificates representing in the aggregate the Amalco Common Shares to which such holders are entitled pursuant to Article 3 of this Plan.  Amalco shall or shall cause, as soon as practicable following the later of the Effective Date and the date of deposit (by a former holder of CDG Common Shares, Preo Common Shares or Preo Preferred Shares, as the case may be) of a duly completed Letter of Transmittal and the certificates representing such CDG Common Shares, Preo Common Shares or Preo Preferred Shares, either:

(a)

forward or cause to be forwarded by first class mail (postage prepaid) (or, in the case of postal disruption by such other means as the Depository may deem prudent) to such former holder at the address specified in the Letter of Transmittal; or

(b)

if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depository for pickup by such holder;

certificates representing the number of Amalco Common Shares issued to such holder under the Arrangement.  No fractional shares will be issued pursuant to the Arrangement.  In the event the Arrangement results in a registered shareholder becoming entitled to a fractional share, in lieu of any fractional entitlement, the number of Amalco Common Shares issued to the former holders of CDG Common Shares or Preo Common Shares shall be rounded up to the next greater whole number of shares if the fractional entitlement is equal to or greater than 0.5, and shall be rounded down to the next lesser whole number of shares if the fractional entitlement is less than 0.5.

4.3

All dividends and distributions made with respect to any Amalco Common Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depository to be held by the Depository in trust for the registered holder thereof.  All monies received by the Depository shall be invested by it in interest-bearing trust accounts upon such terms as the Depository may reasonably deem appropriate.  The Depository shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depository in such form as the Depository may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

4.4

Where a certificate formerly representing CDG Common Shares, Preo Common Shares or Preo Preferred Shares is not deposited with all other documents as provided in Section 4.2 on or prior to the sixth anniversary date of the Effective Time, it shall cease to represent a right or claim of any kind or nature.  Thereafter the Amalco Common Shares to be exchanged with the former Holder of such certificate shall be deemed to be surrendered to Amalco together with all dividends, distributions, sale proceeds and interest thereon held for such Holder.

4.5

Amalco shall be entitled to deduct and withhold from any consideration otherwise payable to any holder of CDG Common Shares, Preo Common Shares or Preo Preferred Shares such amounts as Amalco is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the CDG Common Shares, Preo Common Shares or Preo Preferred Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

4.6

If any certificate which immediately prior to the Effective Time represented an interest in outstanding CDG Common Shares, Preo Common Shares or Preo Preferred Shares that were exchanged pursuant to section 4.2 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depository will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement.  The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of Amalco and its transfer agent, which bond is in form and substance satisfactory to each of Amalco and its transfer agent, or shall otherwise indemnify Amalco its respective transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 5
RIGHTS OF DISSENT

5.1

The holders of Preo Common Shares, Preo Preferred Shares or CDG Common Shares are entitled to exercise rights of dissent pursuant to and in the manner set forth in Section 191 of the ABCA as modified by the Interim Order and this Section 5.1 in connection with the Arrangement; provided that, notwithstanding subsection 191(5) of the ABCA, the written objection to the Arrangement Resolution referred to in subsection 191(5) of the ABCA must be received by Preo not later than 2:00 p.m. (Edmonton time) on the Business Day preceding the Preo Securityholders' Meeting or by CDG not later than 2:00 p.m. (Edmonton time) on the Business Day preceding the CDG Securityholders' Meeting as the case may be. Holders of Preo Common Shares, Preo Preferred Shares or CDG Common Shares, who duly exercise such rights of dissent and who:

(a)

are ultimately determined to be entitled to be paid fair value for their Preo Common Shares, Preo Preferred Shares or CDG Common Shares, as the case may be, shall be deemed to have transferred such shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims and encumbrances to Preo or CDG, as the case may be, in consideration for a payment of cash from Preo or CDG, as the case may be, equal to such fair value; or

(b)

are ultimately determined not to be entitled, for any reason, to be paid fair value for their shares, shall be deemed to have participated in the Arrangement, as of the Effective Time on the same basis as a non-dissenting holder of Preo Common Shares, Preo Preferred Shares or CDG Common Shares, as the case may be, on the basis set forth in Article 3 of this Plan;

but in no case shall Preo or CDG or any other person be required to recognize any holder of Preo Common Shares, Preo Preferred Shares or CDG Common Shares, as the case may be, who exercises rights of dissent as a holder of Preo Common Shares, Preo Preferred Shares or CDG Common Shares, as the case may be, after the Effective Time and the names of such holder shall be deleted from the register of holders of Preo Common Shares, Preo Preferred Shares or CDG Common Shares, as the case may be, at the Effective Time.

ARTICLE 6
AMENDMENTS

6.1

Preo reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is (a) agreed to by CDG, (b) filed with the Court and, if made following the Preo Securityholders' Meeting, approved by the Court and (c) communicated to Preo Securityholders in the manner required by the Court (if so required).

6.2

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Preo at any time prior to or at the Preo Securityholders' Meeting (provided that CDG shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Preo Securityholders' Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3

Any amendment, modification or supplement to this Plan of Arrangement which is approved by the court following the Preo Securityholders' Meeting shall be effective only (a) if it is consented to by Preo, (b) if it is consented to by CDG and (c) if required by the Court or applicable law, it is consented to by the Preo Securityholders.

ARTICLE 7
TERMS OF AMALCO COMMON SHARES

7.1

The Amalco Common Shares (in this Article 7 referred to as the "Common Shares") of Amalco (in this Article 7, the "Corporation") created pursuant to Article 3 hereof shall have attached thereto the following rights, privileges, restrictions and conditions:

Dividends: The holders of Common Shares shall be entitled to receive dividends, if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends, in such amounts and payable at such times and at such place or places in Canada as the board of directors may, from time to time, determine, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Amalco Common Shares in respect of dividends.

Participation Upon Liquidation, Dissolution or Winding Up: The holders of Common Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of return of capital on dissolution, and of shares of any other class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

Voting Rights: The holders of the Common Shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such) and to one vote in respect of each Common Share held at all such meetings.

ARTICLE 8
TERMS OF AMALCO PREFERRED SHARES

8.1

The Amalco Preferred Shares (in this Article 8 referred to as the "Preferred Shares") of Amalco (in this Article 8, the "Corporation") created pursuant to Article 3 hereof shall have attached thereto the following rights, privileges, restrictions and conditions:

Series:  The Preferred Shares may at any time and from time to time be issued in one or more series.  Subject to the provisions of the following two paragraphs, the board of directors of the Corporation may from time to time before the issue thereof fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Preferred Shares.

Dividends, Participation Upon Liquidation, Dissolution or Winding Up: The Preferred Shares shall be entitled to priority over the Common Shares and all other shares ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Ranking of Series:  The Preferred Shares of each series shall, unless determined otherwise by the board of directors, rank on a parity with the Preferred Shares of every other series with respect to priority in the payment of dividends and in the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

APPENDIX 1

SCHEDULE OF OTHER PROVISIONS

1.

The directors may, between annual meetings of shareholders, appoint one or more additional directors of the Corporation to serve until the next annual meeting of shareholders, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last meeting of the shareholders of the Corporation.

2.

Any meeting of the shareholders of the Corporation may be held at any location in the Province of Alberta, or in any other place selected by the directors of the Corporation in accordance with applicable corporate legislation.

APPENDIX 2

PREO SOFTWARE INC.

BY-LAW NO. 1

INDEX

Page

DEFINITIONS

4

REGISTERED OFFICE

4

SEAL

4

DIRECTORS

5

Number

5

Vacancies

5

Powers

5

Duties

5

Qualification

5

Term of Office

6

Election

6

Consent to Election

6

Removal

6

Vacation of Office

6

Validity of Acts

6

MEETINGS OF DIRECTORS

6

Place of Meeting

6

Notice

6

Waiver of Notice

7

Omission of Notice

7

Telephone Participation

7

Adjournment

7

Quorum and Voting

7

Resolution in Lieu of Meeting

7

COMMITTEES OF DIRECTORS

7

General

7

Audit Committee

8

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

9

SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

9

CONFLICT OF INTEREST

9

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

9

INDEMNITIES TO DIRECTORS AND OTHERS

10

OFFICERS

10

Appointment of Officers

10

Removal of Officers and Vacation of Office

11

Vacancies

11

Chairman of the Board

11

President

11

Vice-President

11

3

Secretary

11

Treasurer

11

Assistant Secretary and Assistant Treasurer

12

Managing Director

12

Duties of Officers may be Delegated

12

SHAREHOLDERS' MEETINGS

12

Annual Meeting

12

Special Meetings

12

Meeting on Requisition of Shareholders

12

Notice

12

Waiver of Notice

13

Omission of Notice

13

Record Dates

13

Chairman of the Meeting

13

Votes

13

Right to Vote

14

Proxies

14

Telephone Participation

15

Adjournment

15

Quorum

15

Resolution in Lieu of Meeting

15

SHARES AND TRANSFERS

16

Issuance

16

Security Certificates

16

Agent

16

Dealings with Registered Holder

16

Surrender of Security Certificates

16

Defaced, Destroyed, Stolen or Lost Security Certificates

16

Enforcement of Lien for Indebtedness

16

DIVIDENDS

17

VOTING SECURITIES IN OTHER BODIES CORPORATE

17

NOTICES, ETC.

17

Service

17

Failure to Locate Shareholder

18

Shares Registered in More than one Name

18

Persons Becoming Entitled by Operation of Law

18

Deceased Shareholder

18

Signatures upon Notices

18

Computation of Time

18

Proof of Service

18

CUSTODY OF SECURITIES

18

EXECUTION OF CONTRACTS, ETC.

19

FISCAL PERIOD

19

PREO SOFTWARE INC.

BY-LAW NO. 1

A by-law relating generally to the conduct of the business and affairs of Preo Software Inc. (hereinafter called the "Corporation").

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

DEFINITIONS

1.

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)

"Act" means the Business Corporations Act (Alberta) and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

(b)

"board" means the board of directors of the Corporation;

(c)

"by-laws" means the by-laws of the Corporation from time to time in force and effect;

(d)

all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

(e)

words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; and

(f)

the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

REGISTERED OFFICE

2.

The Corporation shall at all times have a registered office within Alberta.  Subject to subsection (4) of section 20 of the Act, the directors of the Corporation may at any time:

(a)

change the address of the registered office within Alberta;

(b)

designate, or revoke or change a designation of, a records office within Alberta; or

(c)

designate, or revoke or change a designation of, a post office box within Alberta as the address for service by mail of the Corporation.

SEAL

3.

The corporate seal of the Corporation shall be such as the directors may by resolution from time to time adopt.

5

DIRECTORS

4.

Number.  The number of directors shall be the number fixed by the articles, or where the articles specify a variable number, the number shall be not less than the minimum and not more than the maximum number so specified and shall be determined from time to time within such limits by resolution of the shareholders or the board of directors.  At least one-quarter of the directors shall be resident Canadians.

5.

Vacancies.  Subject to section 111 of the Act, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles.  If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.  If the shareholders have adopted an amendment to the articles to increase the number or minimum number of directors, and have not, at the meeting at which they adopted the amendment, elected an additional number of directors authorized by the amendment, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy.

A director appointed or elected to fill a vacancy holds office for the unexpired term of his predecessor.

6.

Powers.  Subject to any unanimous shareholder agreement, the directors shall manage the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not expressly directed or required to be done in some other manner  by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute.

7.

Duties.  Every director and officer of the Corporation in exercising his powers and discharging his duties shall:

(a)

act honestly and in good faith with a view to the best interests of the Corporation; and

(b)

exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

8.

Qualification.  The following persons are disqualified from being a director of the Corporation:

(a)

anyone who is less than 18 years of age;

(b)

anyone who

(i)

is a dependent adult as defined in the Dependent Adults Act or is the subject of a certificate of incapacity under that Act,

(ii)

is a formal patient as defined in the Mental Health Act,

(iii)

is the subject of an order under The Mentally Incapacitated Persons Act appointing a committee of his person or estate or both, or

(iv)

has been found to be a person of unsound mind by a court elsewhere than in Alberta;

(c)

a person who is not an individual; and

(d)

a person who has the status of bankrupt.

Unless the articles otherwise provide, a director of the Corporation is not required to hold shares issued by the Corporation.

6

9.

Term of Office.  A director's term of office (subject to the provisions, if any, of the Corporation's articles or any unanimous shareholder agreement, and subject to his election for an expressly stated term) shall be from the date of the meeting at which he is elected or appointed until the close of the first annual meeting of shareholders following his election or appointment or until his successor is elected or appointed.

10.

Election.  Subject to sections 106 and 107 of the Act, shareholders of the Corporation shall, by ordinary resolution at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders following the election.  A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election but, if qualified, is eligible for re-election.  Notwithstanding the foregoing, if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected.

If a meeting of shareholders fails to elect the number or the minimum number of directors required by the articles by reason of the disqualification or death of any candidate, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum.

11.

Consent to Election.  A person who is elected or appointed a director is not a director unless he was present at the meeting when he was elected or appointed and did not refuse to act as a director or, if he was not present at the meeting when he was elected or appointed, he consented to act as a director in writing before his election or appointment or within 10 days after it or he has acted as a director pursuant to the election or appointment.

12.

Removal.  Subject to sections 107 and 109 of the Act, the shareholders of the Corporation may by ordinary  resolution at a special meeting remove any director from office before the expiration of his term of office and may, by a majority of votes cast at the meeting, elect any person in his stead for the remainder of his term.

13.

Vacation of Office.  A director of the Corporation ceases to hold office when:

(a)

he dies or resigns;

(b)

he is removed from office; or

(c)

he becomes disqualified.

A resignation of a director becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

14.

Validity of Acts.  An act of a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification.  An act of the directors or a committee of directors is valid notwithstanding non-compliance with paragraphs 4, 21 or 23 hereof.

MEETINGS OF DIRECTORS

15.

Place of Meeting.  Unless the articles otherwise provide, meetings of directors and of any committee of directors may be held at any place.  A meeting of directors may be convened by the Chairman of the Board (if any), the President or any director at any time and the Secretary shall upon direction of any of the foregoing convene a meeting of directors.

16.

Notice.  Notice of the time and place for the holding of any meeting of directors or of any committee of directors shall be sent to each director or each director who is a member of such committee, as the case may be, not less than forty-eight (48) hours before the time of the meeting; provided that a meeting of directors or of any committee of directors may be held at any time without notice if all the directors or members of such committee are present (except where a director attends the  meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors waive notice of the meeting.  The notice of a meeting of directors shall specify any matter referred to in subsection (3) of section 115 of

7

the Act that is to be dealt with at the meeting, but need not specify the purpose or the business to be transacted at the meeting.

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

17.

Waiver of Notice.  Notice of any meeting of directors or of any committee of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by telecopy, telegram, cable or telex addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates.  Attendance of a director at any meeting of directors or of any committee of directors is a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.

Omission of Notice.  The accidental omission to give notice of any meeting of directors or of any committee of directors to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at such meeting.

19.

Telephone Participation.  A director may participate in a meeting of directors or of any committee of directors by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a director participating in a meeting by those means is deemed for the purposes of the Act and this by-law to be present at that meeting.

20.

Adjournment.  Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place.  Notice of an adjourned meeting of directors or committee of directors is not required to be given if the time and place of the adjourned meeting is announced at the original meeting.  Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat.  The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting.  If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.  Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

21.

Quorum and Voting.  Subject to the articles, a majority of the number of directors constitutes a quorum at any meeting of directors and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors. Subject to subsections (3) and (4) of section 114 of the Act, directors shall not transact business at a meeting of directors unless a quorum is present and at least one-quarter of the directors present are resident Canadians.  Questions arising at any meeting of directors shall be decided by a majority of votes.  In the case of an equality of votes, the chairman of the meeting in addition to his original vote shall have a second or casting vote.

22.

Resolution in Lieu of Meeting.  Subject to the articles or a unanimous shareholder agreement, a resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors.  A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of directors, and signed by all the directors entitled to vote at that meeting, satisfies all the requirements of the Act and this by-law relating to meetings of directors.

COMMITTEES OF DIRECTORS

23.

General.  The directors may from time to time appoint from their number a managing director, who must be a resident Canadian, or a committee of directors, at least half of whom shall be resident Canadians, and may delegate to the managing director or such committee any of the powers of the directors, except that no managing director or committee shall have the authority to:

8

(a)

submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)

fill a vacancy among the directors or in the office of auditor;

(c)

issue securities except in the manner and on the terms authorized by the directors;

(d)

declare dividends;

(e)

purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the directors;

(f)

pay a commission referred to in section 42 of the Act;

(g)

approve a management proxy circular;

(h)

approve any annual financial statements to be placed before the shareholders of the Corporation; or

(i)

adopt, amend or repeal by-laws of the Corporation.

Notwithstanding the foregoing and subject to the articles or any unanimous shareholder agreement, the directors may, by resolution, delegate to a director, managing director or committee of directors the power to:

(a)

borrow money on the credit of the Corporation;

(b)

issue, reissue, sell or pledge debt obligations of the Corporation;

(c)

subject to section 45 of the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d)

mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

24.

Audit Committee.  Subject to subsection (3) of section 171 of the Act, if any of the issued shares of the Corporation, or securities of the Corporation which may or might be exchanged for or converted into shares of the Corporation, were part of a distribution to the public and the Corporation has more than fifteen shareholders, the directors shall elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates.

Each member of the audit committee shall serve during the pleasure of the board of directors and, in any event, only so long as he shall be a director.  The directors may fill vacancies in the audit committee by election from among their number.

The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any regulations imposed by the board of directors from time to time and to the following paragraph.

The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat, and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor.  The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

The audit committee shall review the financial statements of the Corporation prior to approval thereof by the board and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

9

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

25.

Subject to the articles or any unanimous shareholder agreement, the directors of the Corporation may fix the remuneration of the directors, officers and employees  of the Corporation.   Any remuneration paid to a director of the Corporation shall be in addition to the salary paid to such director in his capacity as an officer or employee of the Corporation.  The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director of the Corporation.  The confirmation of any such resolution by the shareholders shall not be required.  The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

The aggregate remuneration paid to the directors and the aggregate remuneration paid to the five highest paid officers and employees, other than directors, shall be disclosed to the shareholders at every annual meeting.

SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

26.

The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

CONFLICT OF INTEREST

27.

A director or officer of the Corporation who is a party to a material contract or proposed material contract with the Corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided in the Act.  Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve such contract.  If a material contract is made between the Corporation and one or more of its directors or officers, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he has a material interest, (i)  the contract is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the contract, and (ii)  a director or officer or former director or officer of the Corporation to whom a profit accrues as a result of the making of the contract is not liable to account to the Corporation for that profit by reason only of holding office as a director or officer, if the director or officer disclosed his interest in accordance with the provisions of the Act and the contract was approved by the directors or the shareholders and it was reasonable and fair to the Corporation at the time it was approved.  This paragraph is subject to any unanimous shareholder agreement.

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

28.

No director or officer for the time being of the Corporation shall be liable to the Corporation for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any monies, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his

10

respective office of trust or in relation thereto, unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve him from liability under the Act.  The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the directors.  If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

INDEMNITIES TO DIRECTORS AND OTHERS

1.

(a)

Subject to section 124 of the Act, except in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if:

(a)

he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)

in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

(2)

The Corporation shall, subject to the approval of a  Court (as defined in the Act), indemnify a person referred to in subparagraph 29(1) hereof in respect of an action by or on behalf of the Corporation or a body corporate to procure a judgment in its favour, to which he is made a party by reason of being or having been a director or an officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in subparagraph 29(1)(a) and (b) hereof.

(3)

Notwithstanding anything in this paragraph 29, a person referred to in subparagraph 29(1) shall be entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defence of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if the person seeking indemnity:

(a)

was substantially successful on the merits of his defence of the action or proceeding; and

(b)

fulfills the conditions set out in subparagraph 29(1)(a) and (b) hereof.

OFFICERS

30.

Appointment of Officers.  Subject to the articles or any unanimous shareholder agreement, the directors annually or as often as may be required may appoint from among themselves a Chairman of the Board and shall appoint a President and a Secretary and if deemed advisable may appoint one or more Vice-Presidents, a Treasurer and one or more Assistant Secretaries and/or one or more Assistant Treasurers.  None of such officers except the Chairman of the Board need be a director of the Corporation although a director may be appointed to any office of the Corporation.  Two or more offices of the Corporation may be held by the same person.  In case and

11

whenever the same person holds the offices of Secretary and Treasurer he may but need not be known as the Secretary-Treasurer.  The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors.  The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the duties and powers of any officer, employee or agent.

31.

Removal of Officers and Vacation of Office.  Subject to the articles or any unanimous shareholder agreement, all officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause.

An officer of the Corporation ceases to hold office when he dies, resigns or is removed from office.  A resignation of an officer becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

32.

Vacancies.  If the office of President, Vice-President, Secretary, Assistant Secretary, Treasurer, Assistant Treasurer, or any other office created by the directors pursuant to paragraph 30 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the directors shall, in the case of the President and Secretary, and may, in the case of any other officers, appoint an individual to fill such vacancy.

33.

Chairman of the Board.  The Chairman of the Board (if any) shall, if present, preside as chairman at all meetings of the board and of shareholders.  He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors.

34.

President.  The President shall be the chief executive officer of the Corporation (except as may otherwise be specified by the board of directors) and shall, subject to the direction of the board of directors, exercise general supervision and control over the business and affairs of the Corporation.  In the absence of the Chairman of the Board (if any), and if the President is also a director of the Corporation, the President shall, when present, preside as chairman at all meetings of directors and shareholders.  He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

35.

Vice-President.  The Vice-President or, if more than one, the Vice-Presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of directors or shareholders.  The Vice-President or, if more than one, the Vice-Presidents shall sign such contracts, documents or instruments in writing as require his or their signatures and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or them by resolution of the directors.

36.

Secretary.  The Secretary shall give or cause to be given notices for all meetings of directors, any committee of directors and shareholders when directed to do so and shall, subject to the provisions of the Act, maintain the records referred to in subsections (1), (3) and (5) of section 21 of the Act.  He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

37.

Treasurer.  Subject to the provisions of any resolution of the directors, the Treasurer shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct.  He shall prepare and maintain adequate accounting records.  He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.  He may be required to give such bond for the faithful performance of his duties as the directors in their uncontrolled discretion may require and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

12

38.

Assistant Secretary and Assistant Treasurer.  The Assistant Secretary or, if more than one, the Assistant Secretaries in order of seniority, and the Assistant Treasurer or, if more than one, the Assistant Treasurers in order of seniority, shall be vested with all the powers and shall perform all the duties of the Secretary and Treasurer, respectively, in the absence or inability or refusal to act of the Secretary or Treasurer as the case may be.  The Assistant Secretary or, if more than one, the Assistant Secretaries and the Assistant Treasurer or, if more than one, the Assistant Treasurers shall sign such contracts, documents or instruments in writing as require his or their signatures respectively and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or them by resolution of the directors.

39.

Managing Director.  The directors may from time to time appoint from their number a Managing Director who must be a resident Canadian and may delegate to the Managing Director any of the powers of the directors subject to the limits on authority provided by subsection (3) of section 115 of the Act.  The Managing Director shall conform to all lawful orders given to him by the directors and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation.  Any agent or employee appointed by the Managing Director shall be subject to discharge by the directors.

40.

Duties of Officers may be Delegated.  In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

SHAREHOLDERS' MEETINGS

41.

Annual Meeting.  Subject to sections 131 and 132 of the Act, the annual meeting of shareholders shall be held at the registered office of the Corporation or at a place elsewhere within Alberta determined by the directors on such day in each year and at such time as the directors may determine.

42.

Special Meetings.  The directors of the Corporation may at any time call a special meeting of shareholders to be held on such day and at such time and, subject to section 131 of the Act, at such place within Alberta as the directors may determine.

43.

Meeting on Requisition of Shareholders.  The holders of not less than five percent (5%) of the issued shares of the Corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.  The requisition shall state the business to be transacted at the meeting and shall be sent to each director and to the registered office of the Corporation.  Subject to subsection (3) of section 142 of the Act, upon receipt of the requisition, the directors shall call a meeting of shareholders to transact the business stated in the requisition.  If the directors do not within twenty-one days after receiving the requisition call a meeting, any shareholder who signed the requisition may call the meeting.

44.

Notice.  A notice in writing of a meeting of shareholders stating the day, hour and place of meeting and if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on that business and (ii) the text of any special resolution to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, who on the record date for notice is registered on the records of the Corporation or its transfer agent as a shareholder, to each director of the Corporation and to the auditor of the Corporation not less than 21 days and not more than 50 days (exclusive of the day of mailing and of the day for which notice is given) before the date of the meeting; provided that a meeting of shareholders may be held for any purpose on any day and at any time and, subject to section 131 of the Act, at any place without notice if all the shareholders and all other persons entitled to attend such meeting are present in person or represented by proxy at the meeting (except where a shareholder or other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and all other persons entitled to attend such meeting and not present in person nor represented by proxy thereat waive notice of the meeting.

A director of the Corporation is entitled to receive notice of and to attend and be heard at every meeting of shareholders of the Corporation.

13

The auditor of the Corporation is entitled to receive notice of every meeting of shareholders of the Corporation and, at the expense of the Corporation, to attend and be heard at every meeting on matters relating to his duties as auditor.

45.

Waiver of Notice.  Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation in writing or by telecopy, telegram, cable or telex addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates.  Attendance of a shareholder or any other person entitled to attend a meeting of shareholders is a waiver of notice of such meeting, except when he attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

46.

Omission of Notice.  The accidental omission to give notice of any meeting of shareholders to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any such meeting.

47.

Record Dates.  The directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation distribution or (iii) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, but such record date shall not precede by more than 50 days the particular action to be taken.

The directors may also fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held.

If no record date is fixed,

(a)

the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be

(i)

at the close of business on the last business day preceding the day on which the notice is sent; or

(ii)

if no notice is sent, the day on which the meeting is held; and

(b)

the record date for the determination of shareholders for any purpose other than to establish a shareholder's right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating to that purpose.

48.

Chairman of the Meeting.  In the absence of the Chairman of the Board (if any), the President and any Vice-President who is a director, the shareholders present entitled to vote shall elect another director as chairman of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders present shall elect one of their number to be chairman.

49.

Votes.  Votes at meetings of shareholders may be given either personally or by proxy.  Every question submitted to any meeting of shareholders shall be decided on a show of hands except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting.  A shareholder or proxyholder may demand a ballot either before or on the declaration of the result of any vote by show of hands.  At every meeting at which he is entitled to vote, every shareholder present in person and every proxyholder shall have one (1) vote on a show of hands.  Upon a ballot at which he is entitled to vote every shareholder present in person or by proxy shall (subject to the provisions, if any, of the articles) have one (1) vote for every share registered in his name.  In the case of an equality of votes the chairman of the meeting shall not, either on a show of hands or on a ballot, have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxyholder.

14

At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting a declaration by the chairman of the meeting that a resolution has been carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the resolution.

If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment.  If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs.  The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded.  A demand for a ballot may be withdrawn.

50.

Right to Vote.  Subject to section 137 of the Act or unless the articles otherwise provide, each share of the Corporation entitles the holder of it to one vote at a meeting of shareholders.

Where a body corporate or association is a shareholder of the Corporation, any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent it at meetings of shareholders of the Corporation is the person entitled to vote at all such meetings of shareholders in respect of the shares held by such body corporate or association.

Where a person holds shares as a personal representative, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him.

Where a person mortgages, pledges or hypothecates his shares, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of such shares so long as such person remains the registered owner of such shares unless, in the instrument creating the mortgage, pledge or hypothec, he has expressly empowered the person holding the mortgage, pledge or hypothec to vote in respect of such shares, in which case, subject to the articles, such holder or his proxy is the person entitled to vote in respect of the shares.

Where two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the shares jointly held by them.

51.

Proxies.  Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder and one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

An instrument appointing a proxyholder shall be in written or printed form and shall be executed by the shareholder or by his attorney authorized in writing and is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

An instrument appointing a proxyholder may be in the following form or in any other form which complies with the requirements of the Act:

The undersigned shareholder of ____________________  hereby appoints ________________________ of ______________________, whom failing, _____________________ of _____________________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the meeting of the shareholders of the said Corporation to be held on the ___ day of _______, 20__ and at any adjournment thereof in the same manner, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment thereof.

Dated the ___ day of _________, 20__.

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_____________________________

Signature of Shareholder

The directors may specify in a notice calling a meeting of shareholders a time not exceeding forty-eight (48) hours, excluding Saturdays, Sundays and holidays, preceding the meeting or an adjournment of the meeting before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.

The chairman of the meeting of shareholders may in his discretion accept any written communication (including without limitation any telecopy, telegram, cable or telex) as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been deposited with the Corporation, and any votes given in accordance with such written communication accepted by the chairman of the meeting shall be valid and shall be counted.

52.

Telephone Participation.  A shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other and a person participating in such a meeting by those means is deemed for the purposes of the Act and this by-law to be present at the meeting.

53.

Adjournment.  The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place and if the meeting is adjourned by one or more adjournments for an aggregate of less than thirty (30) days  it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment.  If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than ninety (90) days, subsection (1) of section 149 of the Act does not apply.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat.  The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting.  If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.  Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

54.

Quorum.  Two (2) persons present and each holding or representing by proxy at least one (1) issued share of the Corporation shall be a quorum at any meeting of shareholders for the election of a chairman of the meeting and for the adjournment of the meeting to a fixed time and place but not for the transaction of any other business; for all other purposes two (2) persons present and holding or representing by proxy one-twentieth of the shares entitled to vote at the meeting shall be a quorum.  If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

Notwithstanding the foregoing, if the Corporation has only one shareholder, or one shareholder holding a majority of the shares entitled to vote at the meeting, that shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

55.

Resolution in Lieu of Meeting.  A resolution in writing signed by all the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of the shareholders.  A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at that meeting, satisfies all the requirements of this Act or the by-law relating to meetings of shareholders.

16

SHARES AND TRANSFERS

56.

Issuance.  Subject to the articles, any unanimous shareholder agreement and to section 30 of the Act, shares in the Corporation may be issued at the times and to the persons and for the consideration that the directors determine; provided that a share shall not be issued until the consideration for the share is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the share had been issued for money.

57.

Security Certificates.  A security holder is entitled at his option to a security certificate that complies with the Act or a non-transferable written acknowledgment of his right to obtain a security certificate from the Corporation in respect of the securities of the Corporation held by him.  Security certificates shall (subject to compliance with section 48 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture.   Any signatures required on a security certificate may be printed or otherwise mechanically reproduced on it.  If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if he were a director or an officer at the date of its issue.

58.

Agent.  The directors may from time to time by resolution appoint or remove (i) one or more trust companies registered under the Trust Companies Act as its agent or agents to maintain a central securities register or registers or (ii) an agent or agents to maintain a branch securities register or registers for the Corporation.

59.

Dealings with Registered Holder.  Subject to the Act, the Corporation may treat the registered owner of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the security, and otherwise to exercise all the rights and powers of an owner of the security.

60.

Surrender of Security Certificates.  Subject to the Act, no transfer of a security issued by the Corporation shall be registered unless or until the security certificate representing the security to be transferred has been presented for registration or, if no security certificate has been issued by the Corporation in respect of such security, unless or until a duly executed transfer in respect thereof has been presented for registration.

61.

Defaced, Destroyed, Stolen or Lost Security Certificates.  In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any), on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost.  Upon the giving to the Corporation (or if there be an agent, hereinafter in this paragraph referred to as the "Corporation's agent", then to the Corporation and the Corporation's agent) of a bond of a surety company (or other security approved by the directors) in such form as is approved by the directors or by the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation, indemnifying the Corporation (and the Corporation's agent if any) against all loss, damage or expense, which the Corporation and/or the Corporation's agent may suffer or be liable for by reason of the issuance of a new security certificate to such owner, and provided the Corporation or the Corporation's agent does not have notice that the security has been acquired by a bona fide purchaser and before a purchaser described in section 67 of the Act has received a new, reissued or re-registered security, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any one of the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation or by resolution of the directors.

62.

Enforcement of Lien for Indebtedness.  Subject to subsection (8) of section 48 of the Act, if the articles of the Corporation provide that the Corporation has a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation, the directors of the Corporation may sell any such shares in such manner as they think fit until the debt has been paid in full.  No sale

17

shall be made until such time as the debt ought to be paid and until a demand and notice in writing stating the amount due and demanding payment and giving notice of intention to sell in default shall have been served on the holder or his legal representative of the shares subject to the lien and default shall have been made in payment of such debt for seven days after service of such notice.  Upon any such sale, the proceeds shall be applied, firstly, in payment of all costs of such sale, and, secondly, in satisfaction of such debt and the residue (if any) shall be paid to such shareholder or his legal representative or as he shall direct.  Upon any such sale, the directors may enter or cause to be entered the purchaser's name in the securities register of the Corporation as holder of the shares, and the purchaser shall not be bound to see to the regularity or validity of, or be affected by, any irregularity or invalidity in the proceedings, or be bound to see to the application of the purchase money, and after his name or the name of his legal representative has been entered in the securities register, the regularity and validity of the sale shall not be impeached by any person.

DIVIDENDS

63.

The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation's articles.

The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a)

the Corporation is, or would be after the payment be, unable to pay its liabilities as they become due; or

(b)

the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to section 43 of the Act, the Corporation may pay a dividend in money or property.

64.

In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments in respect of such securities.

VOTING SECURITIES IN OTHER BODIES CORPORATE

65.

All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution.  The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and arrange for the issuance of voting certificates or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

NOTICES, ETC.

66.

Service.  Any notice or document required by the Act, the articles or the by-laws to be sent to any shareholder or director of the Corporation may be delivered personally to or sent by mail addressed to:

(a)

the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

(b)

the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act.

18

Such notice or document shall be deemed to have been sent on the day of personal delivery or mailing.  With respect to every notice or document sent by mail it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into a post office or into a post office letter box.

67.

Failure to Locate Shareholder.  If the Corporation sends a notice or document to a shareholder and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until he informs the Corporation in writing of his new address.

68.

Shares Registered in More than one Name.  All notices or documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be sent to whichever of such persons is named first in the records of the Corporation and any notice or document so sent shall be deemed to have been duly sent to all the holders of such shares.

69.

Persons Becoming Entitled by Operation of Law.  Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or document in respect of such shares which prior to his name and address being entered on the records of the Corporation in respect of such shares shall have been duly sent to the person or persons from whom he derives his title to such shares.

70.

Deceased Shareholder.  Any notice or document sent to any shareholder in accordance with paragraph 66 hereof shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his decease, be deemed to have been duly sent in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and shall be deemed to have been duly sent to his heirs, executors, administrators and legal representatives and all persons (if any) interested with him in such shares.

71.

Signatures upon Notices.  The signature of any director or officer of the Corporation upon any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

72.

Computation of Time.  All computations of time required to be made pursuant to the articles or by-laws of the Corporation shall be made (i) in accordance with the provisions of the Interpretation Act, to the extent such provisions are applicable, and (ii) in any other case, in accordance with the customary meaning ascribed to the words requiring such computation of time.

73.

Proof of Service.  A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the sending of any notice or document to any shareholder, director, officer or auditor or publication of any notice or document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

CUSTODY OF SECURITIES

74.

All securities (including without limitation warrants) owned by the Corporation may be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.

All securities (including without limitation warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

19

EXECUTION OF CONTRACTS, ETC.

75.

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by the President alone or any person or persons authorized by resolution of the directors and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality.  The directors are authorized from time to time by resolution to appoint any person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal of the Corporation may, when required, be affixed by the President to contracts, documents or instruments in writing signed by him as aforesaid or by the person or persons appointed as aforesaid by resolution of the directors.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, cheques, drafts, orders for the payment of money, notes, acceptances, bills of exchange, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

The signature or signatures of the President or any person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

FISCAL PERIOD

76.

The fiscal period of the Corporation shall terminate on such day in each year as the board of directors may from time to time by resolution determine.

ENACTED the ____ day of ________, 2008.

President

Secretary

(c/s)

PREO SOFTWARE INC.

BY-LAW NO. 2

PREO SOFTWARE INC.

BY-LAW NO. 2

A by-law respecting the borrowing of money, the giving of guarantees and the giving of security by Preo Software Inc. (hereinafter called the "Corporation").

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

The directors of the Corporation may from time to time:

(a)

borrow money on the credit of the Corporation;

(b)

issue, reissue, sell or pledge debt obligations of the Corporation, including without limitation, bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c)

give a guarantee on behalf of the Corporation to secure performance of an obligation of any individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

(d)

mortgage, hypothecate, pledge or otherwise create an interest in or charge on all or any property of the Corporation, owned or subsequently acquired, to secure payment of a debt or performance of any other obligation of the Corporation;

(e)

delegate to one or more directors, a committee of directors or one or more officers of the Corporation as may be designated by the directors, all or any of the powers conferred by the foregoing clauses of this by-law to such extent and in such manner as the directors shall determine at the time of each such delegation.

In the event any provision of any other by-law of the Corporation now in force is inconsistent with or in conflict with any provision of this by-law, the provisions of this by-law shall prevail to the extent necessary to remove the inconsistency or conflict.

This by-law shall remain in force and be binding upon the Corporation as regards any party acting on the faith thereof until a copy, certified by the Secretary of the Corporation, of a by-law repealing or replacing this by-law shall have been received by such party and duly acknowledged in writing.

ENACTED the _____ day of _______, 2008.

President

Secretary

(c/s)

SCHEDULE B

to the Arrangement Agreement dated as of June 12, 2008 among Preo Software Inc. and CDG Investments Inc.

REPRESENTATIONS AND WARRANTIES OF PREO

Preo hereby represents and warrants to CDG as follows and acknowledges that CDG is relying upon these representations and warranties in connection with the entering into of this Agreement:

1.

Organization and Qualification

Preo is a corporation duly organized and validly existing under the laws of Alberta and has the requisite corporate power and authority to own or lease its property and assets and to carry on its business as it is now being conducted.  Preo is duly registered to do business and is in good standing in each jurisdiction where the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Preo taken as a whole.

2.

Authority Relative to this Agreement

Preo has the requisite corporate authority to enter into this Agreement and to perform and carry out its obligations hereunder.  The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly authorized by Preo's board of directors, and no other corporate proceedings on the part of Preo are necessary to authorize this Agreement and the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Preo and constitutes a legal, valid and binding obligation of Preo enforceable against Preo in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

3.

No Violations

(a)

Except as previously disclosed in writing to CDG, neither the execution and delivery of this Agreement by Preo, the completion of the transactions contemplated hereby nor the fulfillment and compliance by Preo with any of the terms and provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent (other than the consent of its commercial banker), approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Preo or its subsidiaries under, any of the terms, conditions or provisions of (x) the Preo Governing Documents, or (y) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Preo is a party or to which it, or any of its properties or assets, may be subject or by which Preo is bound; or (ii) subject to compliance with the statutes and regulations referred to in Section 3(b), violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Preo (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the business, operations or financial condition of Preo taken as a whole or on the ability of Preo to consummate the transactions contemplated hereby).

(b)

Other than in connection with or in compliance with the provisions of Securities Laws: (i) there is no legal impediment to Preo's consummation of the transactions contemplated hereby; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Preo in connection with the consummation of the transactions contemplated hereby, except for satisfaction of CNQ or TSX-V's conditions to the Arrangement and the listing of the CDG Common Shares following the Arrangement and such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a material adverse effect on the ability of Preo to consummate the transactions contemplated hereby.

4.

Capitalization

The authorized share capital of Preo consists of an unlimited number of Class A common voting shares and an unlimited number of Class A senior convertible preferred voting shares, of which only 1,130,719  Class A common voting shares and an 9,201,302 Class A senior convertible preferred voting shares are issued and outstanding.  As of the date hereof, 1,514,676  Preo Common Shares are issuable pursuant to the exercise of outstanding Preo Options.

Preo also has outstanding a $1,350,000 15% convertible debenture which is convertible into Preo Preferred Shares at a price based on the consideration for the Arrangement, presently resulting in a price of $0.436 per Preo Preferred Share, convertible at any time at the option of the holders thereof.

In connection with the hiring of a new senior executive employee, Preo is considering the issuance of Class A common voting shares and/or Preo Options in an aggregate amount of up to 200,000 securities (i.e. up to 100,000 Class A common voting shares and up to 100,000 Preo Options for an aggregate total of 200,000 securities, or some other combination of up to 200,000 total securities).

At the suggestion of the compensation committee of Preo, Preo is considering the granting of an additional 195,000 Preo Options to certain directors and officers of Preo, namely Ted Redmond (as to 15,000), Earl Everall (as to 15,000), Nate Glubish (as to 15,000) Randy Coates (as to 75,000) and David Edmonds (as to 75,000), such grants to be effective prior to the Closing.

Except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Preo of any securities of Preo (including the Preo Common Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Preo (including the Preo Common Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Preo.

All outstanding Preo Common Shares have been duly authorized and validly issued, are fully paid and non-assessable and all Preo Common Shares issuable upon exercise of outstanding Preo Options in accordance with their respective terms will be duly authorized and validly issued, fully paid and non-assessable.

5.

No Material Adverse Change

Since December 31, 2007, Preo has not experienced any Material Adverse Change, nor have there been any occurrences or circumstances which have resulted or might reasonably be expected to result in a Material Adverse Change.

6.

No Undisclosed Liabilities

Except for liabilities and obligations: (i) incurred in the ordinary course of business and consistent with past practice; (ii) disclosure in the financial statements of Preo; (iii) pursuant to the terms of this Agreement; or (iv) as disclosed in writing to CDG, Preo has not incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by generally accepted accounting principles to be reflected on a balance sheet of Preo). All accounts payable and accrued liabilities have been disclosed in writing to CDG and will be paid and/or assumed by Preo.

7.

Government Incentives

All filings made by Preo under which it has received or is entitled to government incentives have been made in accordance, in all material respects, with all applicable Law (except as disclosed herein) and contain no misrepresentations of a material fact or omit to state any material fact which could cause any amount previously paid or previously accrued on Preo's accounts to be recovered or disallowed.

8.

Impairment

Neither the entering into of this Agreement or the consummation of the Arrangement will result in a Material Adverse Change.

9.

Brokerage Fees

Preo has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated.

10.

Conduct of Business

Except as disclosed to CDG in writing, since December 31, 2007, Preo has not: (i) amended its articles, by-laws or other governing documents, including the Preo Governing Documents; (ii) made any change in its accounting principles and practices as previously applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained; and (iii) declared, paid or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities nor made any repayments of capital to shareholders.

Other than has been publicly announced by Preo, since December 31, 2007 Preo has conducted its business in all material respects in the ordinary course of business consistent with normal industry practice and has not taken any action that would be in violation of Preo's ordinary and historical business practices, violations which would not have any material adverse effect on the business, operations or financial condition of Preo or would materially affect Preo's ability to consummate the transactions contemplated hereby.

11.

Subsidiaries

Preo has no subsidiaries.

12.

Litigation

There are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting Preo, at law or in equity, before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic, or foreign, of any kind, nor to the best of its knowledge (after due inquiry) are there any existing facts or conditions which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations, which in any case would prevent or hinder the consummation of the transactions contemplated hereby  or which can reasonably be expected to materially adversely affect the business, financial condition, operations, prospects, properties, assets or affairs of Preo.

13.

Reports and Financial Statements

(a)

Preo's audited financial statements as at and for the year ended December 31, 2007, the nine month period ended December 31, 2006, and the year ended March 31, 2006 have been prepared in accordance with generally accepted accounting principles applicable in Canada on a consistent basis with prior periods (except: (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Preo's independent accountants; or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present, in accordance with GAAP, the financial position, results of operations and changes in financial position of Preo as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(b)

Preo will deliver to CDG as soon as they become available true and complete copies of any report or statement filed by it with Securities Authorities subsequent to the date hereof.  As of their respective dates, such reports and statements (excluding any information therein provided by CDG, as to which Preo makes no representation) to the extent that such reports or statements are required by applicable Laws, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all Applicable Laws.

The financial statements of Preo issued by Preo or to be included in such reports and statements (excluding any information therein provided by CDG, as to which Preo makes no representation) will be prepared in accordance with generally accepted accounting principles in Canada (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Preo's independent accountants or (B) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly the financial position, results of operations and changes in financial position of Preo as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year end audit adjustments).

14.

Books and Records

The minute books of Preo are and will be at Closing correct and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof. The books of account and other records, whether of a financial or accounting nature or otherwise, of Preo and its subsidiaries have been maintained in accordance with prudent business practices. To the knowledge of Preo there are no shareholders agreements in place concerning the ownership, voting or transfer of the Preo Common Shares other than the Preo Shareholders' Agreement.

15.

Data and Information

The data and information in respect of Preo and its assets, liabilities, business, operations and capital provided by Preo to CDG was and is accurate and correct in all material respects as at the respective dates thereof and did not and do not now omit any data or information necessary to make any data or information provided not misleading in any material respects as at the respective dates thereof.

16.

Environmental

Except as disclosed to CDG in writing, Preo is not aware of, nor has received, any order or directive which relates to environmental matters that would have any material adverse effect on the business, operations or financial condition of Preo and which requires any material work, repairs, construction, or capital expenditures; or any demand or notice with respect to the material breach of any environmental, health or safety law applicable to Preo or any of its business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants.

17.

Compliance with Law

Preo has complied with and is in compliance with all laws and regulations except where such non-compliance would not, considered individually or in the aggregate, result in a Material Adverse Change in relation to Preo or materially affect the ability of Preo to consummate the transactions contemplated hereby, and is in compliance in all material respects with all Corporate Laws.

18.

Material Agreements

All agreements, permits, licences, approvals, certificates and other rights and authorizations material to the conduct of Preo's business are valid and subsisting and Preo is not in default under any such agreements, permits, licences, approvals, certificates and other rights and authorizations where such default would have a Material Adverse Effect.

19.

Terminated  Agreements

All agreements that have been terminated by Preo or by third parties have been properly completed by such parties and there are no agreements where a third party is capable of disputing such termination.

20.

Employment Agreements

Particulars of the Officer Obligations of Preo and true and accurate copies of all written agreements between Preo and any of its employees, officers, directors and consultants have been provided to CDG, and Preo is not a party to any other written or verbal employment or consulting agreement which provides for payment to any officer, employee or consultant whatsoever by Preo on a change of control of Preo or severance of employment or a consulting arrangement, and Preo agrees not to amend the terms and conditions of any of the foregoing.  All officers of Preo have no current or expected claims against Preo with respect to employment or severance matters.

21.

Employee Benefit Plans

Preo currently has 12 employees and 5 contractors. Preo does not have any existing employee benefit and/or bonus plans which will remain an obligation of Preo after Closing. There are no amounts payable under employee benefit and/or bonus plans other than with respect to the current employees and contractors of Preo. All contributions (including premiums) required by law or contract under all employee benefit plans to and including December 31, 2007 have been paid or accrued as at that date.

22.

No Guarantees

Preo is not a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation other than indemnity agreement with each director and officer of Preo.

23.

No Repayments Owing

Preo is not a party to or bound by any agreement whereby any amounts advanced to it whether by way of grant, loan, royalty or otherwise obligate Preo to refund or repay such amounts, except for such agreements where CDG shall have assumed such obligations and the counterparty thereto has consented to such assumption without recourse to Preo.

24.

Intellectual Property

“Intellectual Property” means (i) trademarks, trade names, business names, brand names, domain names and service marks and all goodwill attached thereto; (ii) inventions, patents, pending patent applications, patent rights, designs, industrial design registrations and applications; (iii) rights in or to works of authorship, data, databases, and compilations in which copyright subsists, copyrights, copyright registrations and applications and all benefits of waivers of moral rights; (iv) know-how, trade secrets and confidential information; and (v) other intellectual property rights including personality rights, whether existing by law or equity or otherwise.

None of the Intellectual Property owned by Preo includes any provision whatsoever that limits or impairs Preo’s ability to consummate the Arrangement.

No person has made any threat or provided any written claim asserting the invalidity, unenforceability or misuse of any Intellectual Property whether owned by or used by Preo and no person has made any threat or provided any written claim of any infringement or breach of any industrial or intellectual property rights of such person by Preo which remains unsettled as of the date hereof, nor has Preo received any notice that the conduct of its business infringes any industrial or intellectual property rights, moral rights, privacy rights, or personality rights of any other person.

The conduct of the business of Preo does not infringe upon the trademarks, trade names, business names, patents, inventions, know-how, copyrights, moral rights, privacy rights, personality rights, service marks, brand marks, franchises, industrial designs and all other industrial or intellectual property rights, domestic or foreign, of any other person.

25.

Tax Matters

(a)

For purposes of this Agreement, the following definitions shall apply:

(i)

The term "Taxes" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital, payroll and employee withholding taxes, labour taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Preo or any of its subsidiaries is required to pay, withhold or collect.

(ii)

The term "Returns" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes.

(b)

Except as previously disclosed to CDG, all Returns required to be filed by or on behalf of Preo have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects.  All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Preo with respect to items or periods covered by such Returns.

(c)

All withholdings on account of taxes or other applicable source deductions from any payments made to any non resident of Canada or to any employee, director or officer, for Goods and Services Taxes, or as otherwise required by applicable law have been properly made and remitted.

(d)

Preo has paid or provided adequate accruals in its financial statements for the year ended dated December 31, 2007 for Taxes in conformity with generally accepted accounting principles applicable in Canada.

(e)

For the year ended December 31, 2007, the nine month period ended December 31, 2006 and the year ended March 31, 2006, Preo has made available to CDG true and complete copies of: (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Preo or on behalf of Preo relating to Taxes; and (ii) all material Returns for Preo.

(f)

No material deficiencies exist or have been asserted with respect to Taxes or Returns of Preo; Preo is not a party to any material action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Preo or any of its assets; no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Preo. The Returns of Preo have not been audited by a government or taxing authority for the 2007 and prior taxation years in respect of inter-corporate management fees and all outstanding issues therefrom have been resolved. Presently there is no audit in process, pending or threatened.

(g)

Preo has provided adequate accruals in its financial statements for the year ended December 31, 2007 (or, in either case, such amounts are fully funded) for all pension or other employee benefit obligations of Preo arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Preo.

26.

Reporting Issuer Status and Principal Business Corporation

Preo is a not a "reporting issuer" in any province or territory in Canada nor does it have any analogous status in any other jurisdiction, in compliance with all applicable securities laws of each of the provinces of Canada and the Preo Common Shares are not listed, posted or quoted on any stock exchange or quotation service or system.

27.

Insurance

Policies of insurance in force as of the date hereof naming Preo as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Preo.  All such policies of insurance shall remain in force and effect and shall not be canceled or otherwise terminated as a result of the transactions contemplated hereby.

28.

Disclosure

Preo has disclosed to CDG in writing any information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Preo, materially and adversely affects the ability of Preo to consummate the transactions contemplated hereby, or cause a Material Adverse Effect on Preo following completion of the Arrangement.

SCHEDULE C

to the Arrangement Agreement dated as of June 12, 2008 among Preo Software Inc. and CDG Investments Inc.

REPRESENTATIONS AND WARRANTIES OF CDG

CDG hereby represents and warrants to Preo as follows and acknowledges that Preo is relying upon these representations and warranties in connection with the entering into of this Agreement:

1.

Organization and Qualification

CDG is a corporation duly organized and validly existing under the laws of Alberta and has the requisite corporate power and authority to own or lease its property and assets and to carry on its business as it is now being conducted.  CDG is duly registered to do business and is in good standing in each jurisdiction where the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on CDG taken as a whole.

2.

Authority Relative to this Agreement

CDG has the requisite corporate authority to enter into this Agreement and to perform and carry out its obligations hereunder.  The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly authorized by CDG's board of directors, and no other corporate proceedings on the part of CDG are necessary to authorize this Agreement and the transactions contemplated hereby.  This Agreement has been duly executed and delivered by CDG and constitutes a legal, valid and binding obligation of CDG enforceable against CDG in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

3.

No Violations

(a)

Except as previously disclosed in writing to Preo, neither the execution and delivery of this Agreement by CDG, the completion of the transactions contemplated hereby nor the fulfillment and compliance by CDG with any of the terms and provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent (other than the consent of its commercial banker), approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of CDG or its subsidiaries under, any of the terms, conditions or provisions of (x) the CDG Governing Documents, or (y) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which CDG is a party or to which it, or any of its properties or assets, may be subject or by which CDG is bound; or (ii) subject to compliance with the statutes and regulations referred to in Section 3(b), violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to CDG (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the business, operations or financial condition of CDG taken as a whole or on the ability of CDG to consummate the transactions contemplated hereby).

(b)

Other than in connection with or in compliance with the provisions of Securities Laws: (i) there is no legal impediment to CDG's consummation of the transactions contemplated hereby; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by CDG in connection with the consummation of the transactions contemplated hereby, except for satisfaction of CNQ or TSX-V's conditions to the Arrangement and the listing of the Amalco Common Shares following the Arrangement and such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a material adverse effect on the ability of CDG to consummate the transactions contemplated hereby.

4.

Capitalization

The authorized share capital of CDG consists of an unlimited number of common shares and an unlimited number of preferred shares, of which only 40,959,855  common shares are issued and outstanding. As of the date hereof, nil  CDG Common Shares are issuable pursuant to the exercise of outstanding CDG Options.

Except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by CDG of any securities of CDG (including the CDG Common Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of CDG (including the CDG Common Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of CDG.

All outstanding CDG Common Shares have been duly authorized and validly issued, are fully paid and non-assessable.

5.

No Material Adverse Change

Since September 30, 2007, CDG has not experienced any Material Adverse Change, nor have there been any occurrences or circumstances which have resulted or might reasonably be expected to result in a Material Adverse Change.

6.

No Undisclosed Liabilities

Except for liabilities and obligations: (i) incurred in the ordinary course of business and consistent with past practice; (ii) disclosure in the financial statements of CDG; (iii) pursuant to the terms of this Agreement; or (iv) as disclosed in writing to Preo, CDG has not incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by generally accepted accounting principles to be reflected on a balance sheet of CDG). All accounts payable and accrued liabilities have been disclosed in writing to Preo and will be paid and/or assumed by Amalco.

7.

Government Incentives

All filings made by CDG under which it has received or is entitled to government incentives have been made in accordance, in all material respects, with all applicable Law (except as disclosed herein) and contain no misrepresentations of a material fact or omit to state any material fact which could cause any amount previously paid or previously accrued on CDG's accounts to be recovered or disallowed.

8.

Impairment

Neither the entering into of this Agreement or the consummation of the Arrangement will result in a Material Adverse Change.

9.

Brokerage Fees

CDG has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated other than Meyers Norris Penny LLP, which has been engaged to provide an opinion that the consideration under the Arrangement is fair from a financial point of view to the CDG Securityholders.

10.

Conduct of Business

Except as disclosed to Preo in writing, since September 30, 2007, CDG has not: (i) amended its articles, by-laws or other governing documents, including the CDG Governing Documents; (ii) made any change in its accounting principles and practices as previously applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained; and (iii) declared, paid or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities nor made any repayments of capital to shareholders.

Other than has been publicly announced by CDG, since December 31, 2007 CDG has conducted its business in all material respects in the ordinary course of business consistent with normal industry practice and has not taken any action that would be in violation of CDG's ordinary and historical business practices, violations which would not have any material adverse effect on the business, operations or financial condition of CDG or would materially affect CDG's ability to consummate the transactions contemplated hereby.

11.

Subsidiaries

CDG's only subsidiaries are Wedge Gold Exploration Inc. and Tower Gold Explorations Ltd. (the "CDG Subsidiaries") and all of the shares of such subsidiaries are owned by CDG directly with valid and marketable title thereto, free and clear of any and all liens, charges, security interests, adverse claims, encumbrances and demands of any nature or kind whatsoever.  Further, no persons has any right, whether contractual or otherwise, to acquire any of the shares of such subsidiaries from CDG or to acquire any of the unissued shares or other securities of such subsidiary.  CDG has no liabilities, commitments, guarantees or any other obligations whatsoever to any person with respect to any liabilities, commitments or obligations of the CDG Subsidiaries, including, but not limited to, any employee obligations.

12.

Litigation

There are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting CDG, at law or in equity, before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic, or foreign, of any kind, nor to the best of its knowledge (after due inquiry) are there any existing facts or conditions which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations, which in any case would prevent or hinder the consummation of the transactions contemplated hereby or which can reasonably be expected to materially adversely affect the business, financial condition, operations, prospects, properties, assets or affairs of CDG.

13.

Reports and Financial Statements

(a)

CDG's audited financial statements as at and for the years ended September 30, 2007, 2006, 2005 and 2004 have been prepared in accordance with generally accepted accounting principles applicable in Canada on a consistent basis with prior periods (except: (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of CDG's independent accountants; or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present, in accordance with GAAP, the financial position, results of operations and changes in financial position of CDG as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(b)

CDG will deliver to Preo as soon as they become available true and complete copies of any report or statement filed by it with Securities Authorities subsequent to the date hereof.  As of their respective dates, such reports and statements (excluding any information therein provided by Preo, as to which CDG makes no representation) to the extent that such reports or statements are required by applicable Laws, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all Applicable Laws.

The financial statements of CDG issued by CDG or to be included in such reports and statements (excluding any information therein provided by CDG, as to which CDG makes no representation) will be prepared in accordance with generally accepted accounting principles in Canada (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of CDG's independent accountants or (B) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly the financial position, results of operations and changes in financial position of CDG as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year end audit adjustments).

14.

Books and Records

The minute books of CDG are and will be at Closing correct and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof. The books of account and other records, whether of a financial or accounting nature or otherwise, of CDG and its subsidiaries have been maintained in accordance with prudent business practices. To the knowledge of CDG there are no shareholders agreements in place concerning the ownership, voting or transfer of the CDG Common Shares.

15.

Data and Information

The data and information in respect of CDG and its assets, liabilities, business, operations and capital provided by CDG to Preo was and is accurate and correct in all material respects as at the respective dates thereof and did not and do not now omit any data or information necessary to make any data or information provided not misleading in any material respects as at the respective dates thereof.

16.

Environmental

Except for the CDG Disclosed Matter, CDG is not aware of, nor has received, any order or directive which relates to environmental matters that would have any material adverse effect on the business, operations or financial condition of CDG and which requires any material work, repairs, construction, or capital expenditures; or any demand or notice with respect to the material breach of any environmental, health or safety law applicable to CDG or any of its business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants.

17.

Compliance with Law

CDG has complied with and is in compliance with all laws and regulations except where such non-compliance would not, considered individually or in the aggregate, result in a Material Adverse Change in relation to CDG or materially affect the ability of CDG to consummate the transactions contemplated hereby, and is in compliance in all material respects with all Corporate Laws.

18.

Material Agreements

All agreements, permits, licences, approvals, certificates and other rights and authorizations material to the conduct of CDG's business are valid and subsisting and CDG is not in default under any such agreements, permits, licences, approvals, certificates and other rights and authorizations where such default would have a Material Adverse Effect.

19.

Terminated  Agreements

All agreements that have been terminated by CDG or by third parties have been properly completed by such parties and there are no agreements where a third party is capable of disputing such termination.

20.

Employment Agreements

Particulars of the Officer Obligations of CDG and true and accurate copies of all written agreements between CDG and any of its employees, officers, directors and consultants have been provided to Preo, and CDG is not a party to any other written or verbal employment or consulting agreement which provides for payment to any officer, employee or consultant whatsoever by CDG on a change of control of CDG or severance of employment or a consulting arrangement, and CDG agrees not to amend the terms and conditions of any of the foregoing.  All officers of CDG have no current or expected claims against CDG with respect to employment or severance matters.

21.

Employee Benefit Plans

CDG currently has no employees. CDG does not have any existing employee benefit and/or bonus plans which will remain an obligation of CDG after Closing. There are no amounts payable under employee benefit and/or bonus plans. All contributions (including premiums) required by law or contract under all employee benefit plans to and including December 31, 2007 have been paid or accrued as at that date.

22.

No Guarantees

CDG is not a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation other than indemnity agreement with each director and officer of CDG.

23.

No Repayments Owing

CDG is not a party to or bound by any agreement whereby any amounts advanced to it whether by way of grant, loan, royalty or otherwise obligate CDG to refund or repay such amounts, except for such agreements where CDG shall have assumed such obligations and the counterparty thereto has consented to such assumption without recourse to CDG.

24.

Intellectual Property

“Intellectual Property” means (i) trademarks, trade names, business names, brand names, domain names and service marks and all goodwill attached thereto; (ii) inventions, patents, pending patent applications, patent rights, designs, industrial design registrations and applications; (iii) rights in or to works of authorship, data, databases, and compilations in which copyright subsists, copyrights, copyright registrations and applications and all benefits of waivers of moral rights; (iv) know-how, trade secrets and confidential information; and (v) other intellectual property rights including personality rights, whether existing by law or equity or otherwise.

None of the Intellectual Property owned by CDG includes any provision whatsoever that limits or impairs CDG’s ability to consummate the Arrangement.

No person has made any threat or provided any written claim asserting the invalidity, unenforceability or misuse of any Intellectual Property whether owned by or used by CDG and no person has made any threat or provided any written claim of any infringement or breach of any industrial or intellectual property rights of such person by CDG which remains unsettled as of the date hereof, nor has CDG received any notice that the conduct of its business infringes any industrial or intellectual property rights, moral rights, privacy rights, or personality rights of any other person.

The conduct of the business of CDG does not infringe upon the trademarks, trade names, business names, patents, inventions, know-how, copyrights, moral rights, privacy rights, personality rights, service marks, brand marks, franchises, industrial designs and all other industrial or intellectual property rights, domestic or foreign, of any other person.

25.

Tax Matters

(a)

For purposes of this Agreement, the following definitions shall apply:

(i)

The term "Taxes" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital, payroll and employee withholding taxes, labour taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which CDG or any of its subsidiaries is required to pay, withhold or collect.

(ii)

The term "Returns" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes.

(b)

Except as previously disclosed to Preo, all Returns required to be filed by or on behalf of CDG have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects.  All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by CDG with respect to items or periods covered by such Returns.

(c)

All withholdings on account of taxes or other applicable source deductions from any payments made to any non resident of Canada or to any employee, director or officer, for Goods and Services Taxes, or as otherwise required by applicable law have been properly made and remitted.

(d)

CDG has paid or provided adequate accruals in its financial statements for the year ended dated September 30, 2007 for Taxes in conformity with generally accepted accounting principles applicable in Canada.

(e)

For the years ended September 30, 2007, 2006 and 2005, CDG has made available to Preo true and complete copies of all material Returns for CDG. CDG's Returns for such periods have not been audited.

(f)

No material deficiencies exist or have been asserted with respect to Taxes or Returns of CDG; CDG is not a party to any material action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against CDG or any of its assets; no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of CDG. The Returns of CDG have not been audited by a government or taxing authority for the 2007, 2006 or 2005 years. Presently there is no audit in process, pending or threatened.

(g)

CDG has provided adequate accruals in its financial statements for the year ended September 30, 2007 (or, in either case, such amounts are fully funded) for all pension or other employee benefit obligations of CDG arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on CDG.

26.

Canadian Securities Laws

CDG is a "reporting issuer" in each of the provinces of Canada other than Newfoundland and Labrador (collectively the "Canadian Reporting Jurisdictions") and is not in default of securities acts in the Canadian Reporting Jurisdictions, together with all the regulations and rules made and promulgated thereunder and all administrative policy statements, instruments, blanket orders and rulings, notices and administrative directions ("Applicable Canadian Securities Laws") issued by the securities commissions or equivalent regulatory authority in the Canadian Reporting Jurisdictions (the "Commissions"). No order ceasing, halting or suspending trading in securities of CDG nor prohibiting the sale of such securities has been issued to and is outstanding against CDG or its directors, officers or promoters or against any other companies that have common directors, officers or promoters and no investigations or proceedings for such purposes are pending or threatened. CDG has filed all reports, forms and other documents (the "Canadian Securities Filings") required to be filed under the Applicable Canadian Securities Laws, all of which complied in all material respects with the requirements of Applicable Canadian Securities Laws. None of the Canadian Securities Filings at the date of its filing contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein not misleading in light of the circumstances in which they were made. No filing of any kind is required to be made by CDG pursuant to the Applicable Canadian Securities Laws, and no approval must be received from the Commissions, in connection with the Arrangement; provided that CDG must file the Information Circular and any amendment or supplement thereto with the Commissions.

27.

U.S. Securities Laws

CDG is a "foreign private issuer" as that term is defined in Rule 405 of the U.S. Securities Act of 1933, as amended (the "Securities Act"). The CDG Common Shares are registered under section 12(g) of the U.S. Exchange Act, and CDG has filed all registration statements, reports, forms and other documents (the "U.S. Securities Filings") required to be filed under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Securities Act (collectively, the "U.S. Securities Laws"), all of which complied in all material respects with the requirements of U.S. Securities Laws. None of the U.S. Securities Filings at the date of its filing contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein not misleading in light of the circumstances in which they were made. No filing of any kind is required to be made by CDG pursuant to the Securities Act or the Exchange Act, and no approval must be received from the SEC, in connection with the Arrangement; provided that CDG must file the Information Circular and any amendment or supplement thereto with the SEC under cover of a Form 6-K and may be required to file a Schedule 13e-3.

28.

Stock Exchanges

The CDG Common Shares are only listed, posted or quoted on the CNQ under the trading symbol "CDGI" and on the OTCBB under the trading symbol "CDGEF" and not listed, posted or quoted on any other stock exchange or quotation service or system or under any other trading symbol.

29.

Insurance

CDG does not presently own any policies of insurance.

30.

Disclosure

CDG has disclosed to Preo in writing any information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CDG, materially and adversely affects the ability of CDG to consummate the transactions contemplated hereby, or cause a Material Adverse Effect on CDG following completion of the Arrangement.

APPENDIX E

MEYERS NORRIS PENNY LLP FAIRNESS OPINION

E-1

May 27, 2008

Independent Committee of the Board of Directors CDG Investments Inc. Suite 700, 520, 5th Avenue SW Calgary, AB T2P 2V6

Dear Board Members,

Meyers Norris Penny LLP (“MNP” or “we”) understand that CDG Investments Inc. (“CDG”) has entered into an agreement with Preo Software Inc. (“Preo”) to consummate a business combination pursuant to a proposed plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”).

The Arrangement

In accordance with the provisions of the Arrangement, CDG and Preo will be amalgamated into the “Combined Entity”, as follows:

1.	Holders of CDG common shares (the “CDG Shareholders”) will receive one (1) common share of the Combined Entity for each CDG common share;

2.	Holders of Preo common shares (the “Preo Shareholders”) will receive two (2) common shares of the Combined Entity for each Preo common share; and,

3.	Holder of options to purchase Preo common shares (the “Preo Optionholders”) will receive two (2) options to purchase common shares of the Combined Entity for each Preo option held, each with an exercise price equivalent to 50% of that for the applicable Preo option. Options of the Combined Entity will, in all other respects, be issued under the same terms and conditions as the Preo options.

The terms and the conditions of the Arrangement will be more fully described in the information circular and proxy statement of CDG which will be dated June 23, 2008 (the “Information Circular”) and mailed to the CDG shareholders in respect of a special meeting of CDG Shareholders (the “CDG Meeting”) to be held in Edmonton, Alberta on July 23, 2008, and is conditional upon the approval of at least 66 2/3% of the votes cast by CDG Shareholders attending the CDG Meeting in person or represented by proxy. In addition, the Arrangement is subject to a number of conditions, including approval of the court of Queen’s Bench of Alberta, which must be satisfied or waived in order for the Arrangement to become effective, all of which are more fully described in the Information Circular.

CHARTERED ACCOUNTANTS & BUSINESS ADVISORS Suite 400, 10104 – 103 AVE., EDMONTON, AB T5J 0H8 PH. (780) 451-4406 FAXFAX (780) 454- (780) - 19www 08 www.mnp.ca

CDG Investments Inc. May 27, 2008 Page 2 of 10

Purpose of Fairness Opinion

To assist the Board of Directors of CDG (“the Board”) in considering the terms of the Arrangement, and the making of its recommendation in respect thereof to the CDG Shareholders, the Board engaged MNP to provide the Board with our opinion (the “Fairness Opinion”) as to whether the consideration to be received by CDG pursuant to the Arrangement is fair, from a financial point of view, to the CDG Shareholders.

Description of Operations

Preo is a privately held early stage software development company. Their principal product, Printelligence™ is a web based print management system that adapts itself to an organization’s printing behavior, using a patent pending unique adaptive rules engine that modifies the messaging delivered to end-users at the desktop, based on individual behavior. More information on Preo can be obtained from their corporate website, located at www.preosoftware.com.

CDG is a publicly traded investment holding company, with no ongoing active operations of their own. CDG is traded on the OTCBB under the symbol CDGEF and on the CNQ under the symbol CDGI. More information on CDG can be obtained from their corporate website, located at www.cdginvestments.ca.

Qualifications of MNP

In business since 1945, MNP has grown to become Western Canada’s leading business advisory and chartered accountancy firm and one of the top seven CA firms in Canada. MNP has 70 offices with over 2,000 team members providing a broad range of expertise, which is available to all our clients. Our firm provides business advisory services in addition to traditional accounting and audit. We offer strategic planning facilitation; research and analysis; business plan development; organization design and effectiveness; corporate governance and board development; executive search and human resource consulting; corporate finance; business valuations; and much more.

MNP is also a member of Baker Tilly International, a global network of consulting firms, which enables us to service clients with international business interests and requirements. MNP and its business valuation & litigation support team have been involved in a significant number of transactions involving valuations of private and publicly-traded Canadian companies, and in providing Fairness Opinions in respect of such transactions. Many of these team members are qualified as Chartered Accountants (CA), Chartered Business Valuators (CBV), and / or Chartered Financial Analysts (CFA).

The opinion expressed herein is the opinion of MNP as an entity, and the form and content hereof have been approved for release by a group of professionals of MNP, each of whom is experienced in merger, acquisitions, divestiture, restructurings, valuations and fairness opinion matters.

CDG Investments Inc. May 27, 2008 Page 3 of 10

Engagement of MNP

MNP was first contacted by CDG in respect of the Arrangement on April 10, 2008, and was formally engaged by the Board to prepare this Fairness Opinion pursuant to an agreement dated April 23, 2008 (“the Engagement Agreement”).

MNP has not been engaged to prepare, and have not prepared, a formal valuation or appraisal of CDG or Preo or of any of the respective assets, liabilities or securities of CDG or Preo, or to express an opinion with respect to the form of the Arrangement itself, and this Fairness Opinion should not be construed as such. We have assumed, with your agreement, that the Arrangement is not subject to the formal valuation requirements under Multilateral Instrument 61-101.

MNP was similarly not engaged to review any legal, tax, or accounting aspects of the Arrangement.

However, MNP has performed research, financial analysis, and testing of the assumptions that it considered to be appropriate and necessary in the circumstances to support the conclusions reached in this Fairness Opinion.

Terms of Engagement

The terms of the Engagement Agreement provide that MNP is to be paid a fee based on time spent at standard hourly billing rates. In addition, MNP is to be reimbursed for its reasonable out-of-pocket expenses and be indemnified by CDG in respect of certain liabilities which may be incurred by MNP in connection with the provision of its services.

No part of MNP’s fee is contingent upon the conclusions reached in this Fairness Opinion or on the successful completion of the Arrangement. The fees received by MNP in connection with the Engagement Agreement are not material to MNP.

This Fairness Opinion is provided to the Board in an impartial and objective fashion to assist the Board in discharging its fiduciary duties and does not constitute a recommendation to CDG Shareholders.

MNP has received no instructions from CDG in connection with the conclusions reached in this Fairness Opinion.

Independence of MNP

Neither MNP nor any of its associates or affiliates is an insider, associate, or affiliate (as those terms are defined in the Securities Act (Alberta)) of CDG or Preo, or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither MNP nor any of its affiliates is an advisor to CDG in respect of the Arrangement.

MNP has not provided financial advisory services to the Interested Parties prior to this engagement, nor does MNP have any agreed upon or contemplated future engagements to provide services to the Interested Parties.

CDG Investments Inc. May 27, 2008 Page 4 of 10

Effective Date

The effective date of the Fairness Opinion is May 27, 2008.

Scope of Review

MNP has been engaged by CDG for the purpose of preparing this Fairness Opinion. In that regard, we have analyzed publicly available and confidential financial, operational and other information relating to CDG and Preo, including information derived from meetings and discussions with the management of CDG and Preo. In carrying out this engagement and arriving at our Fairness Opinion, we have reviewed and relied upon, among other things:

As pertaining to both CDG and Preo:
1.	Letter of Offer, dated January 24, 2008, between CDG and Preo;

2.	Draft Arrangement Agreement, dated May 2008, between CDG and Preo;

3.	Appendix B of the Canadian Institute of Chartered Business Valuators Practice Standard 110 – Fairness Opinions; and,

4.	CDG Press Release, dated April 25, 2008.

As pertaining to CDG:
5.	The audited financial statements of CDG, as audited by PricewaterhouseCoopers LLP, for the fiscal year ended September 30, 2007;

6.	Other publicly available financial data, financial statements, commentary and press releases regarding CDG;

7.	Our telephone discussions and correspondence with Mr. Robert Ingram, President and member of the Board, Ms. Barbara O’Neil, Secretary, and Mr.

Kerry Brown, member of the Board, of CDG; and,

8.	Our review of their corporate website, located at www.cdginvestments.ca.

As pertaining to Preo:
9.	PreoTM Software Business Plan, dated November 14, 2007;

10.	The audited financial statements of Preo, as audited by Collins Barrow Calgary LLP, for the fiscal year ended March 31, 2006, with unaudited comparatives for the fiscal year ended March 31, 2005;

11.	The audited financial statements of Preo, as audited by Collins Barrow Calgary LLP, for the fiscal year ended December 31, 2006 (9 months) and the fiscal year ended December 31, 2007;

12.	Preo’s financial forecasts for the three fiscal years forecast to end December 31, 2010, as prepared by management of Preo;

CDG Investments Inc. May 27, 2008 Page 5 of 10

Scope of Review (continued) As pertaining to Preo (continued):
13.	An analysis of actual variances from budget for the four month period commencing January 1, 2008 and ending April 30, 2008, as prepared by management of Preo;

14.	An analysis of Preo’s share capital accounts and the options issued and outstanding, as at March 31, 2008, as prepared by management of Preo;

15.	Meetings and discussions with Mr. Randy Coates, Vice President of Operations, including a tour of Preo’s operations located at #202, 3553 – 31st Street NW, Calgary, Alberta, and a demonstration of the Printelligence™ software program;

16.	Minutes to the meetings of the Preo Board of Directors for the period January 19, 2006 to May 9, 2008, inclusive;

17.	Our review of the corporate website, located at www.preosoftware.com;

18.	Our review of certain databases containing information on actual market transactions, such as BizComps®, Pratt’s Stats®, and Capital IQ;

19.	RMA Annual Statement Studies, 2006 / 2007;

20.	Ibbotson Associates, Stock, Bonds, Bills and Inflation, Valuation Edition 2008 Yearbook;

21.	Ibbotson Associates, Canadian Risk Premia Over Time, Report 2006;

22.	Government of Canada, Benchmark Bond Yields: Long-term; and,

23.	Statistics Canada, Consumer Price Index, 1995 – Present.

We also conducted such other analyses, investigations, research and testing of assumptions as were deemed by us to be appropriate or necessary in the circumstances. CDG and Preo granted us access to their management groups and, to our knowledge, we were not denied any information we requested.

However, MNP has not audited or otherwise verified the accuracy or completeness of the information relied upon in preparing our Fairness Opinion, except as specifically disclosed herein. Should any of the above noted information not be factual or correct our opinion, as expressed herein, may be materially different.

CDG Investments Inc. May 27, 2008 Page 6 of 10

Restrictions, Limitations & Qualifications

This Fairness opinion is subject to the following restrictions, limitations and qualifications, changes to which could have a significant impact on our assessment of the fairness of the transaction, from a financial point of view, to the CDG Shareholders:

1.	The Fairness Opinion has been provided solely for the use of the Board and is not intended to be, and does constitute, a recommendation to purchase securities or construed as a recommendation to vote in favor of the Arrangement;

2.	We understand that the Fairness Opinion will be included in the Information Circular. Otherwise, is it not to be reproduced for any other purpose other than as outlined herein. We do not assume any responsibility or liability for losses occasioned by the Board, Preo, CDG, and / or the CDG Shareholders, or any other parties as a result of the circulation, reproduction, or use of the Fairness Opinion, or its contents, contrary to the provisions of this paragraph;

3.	We reserve the right (but will be under no obligation) to review all calculations contained in prepared in support of our Fairness Opinion and, if we consider it necessary, to revise our Fairness Opinion in light of any information existing at May 27, 2008 which becomes known to us after the date of our Fairness Opinion;

4.	CDG has agreed to indemnify and hold MNP and its partners and employees harmless from and against any and all fees, costs, expenses, losses, damages, fines, penalties or liabilities of any nature whatsoever (collectively, “Expenses”), whether arising out of any commenced or threatened action, suit, proceeding, investigation, claim or otherwise (collectively, “Claim”), which is brought or threatened against MNP under any contract, statute, regulation, common law, rule of equity or otherwise, including without limiting the generality, preparing for, defending against, providing evidence in, producing documents or taking any reasonable action in respect of any Claim, insofar as such Claim arises out of or is based, directly or indirectly, upon the carrying out by MNP of this engagement. CDG shall not be liable to the extent that a court of competent jurisdiction finds any such claim in a final judgment, that has become non-appealable, to have resulted from MNP’s gross negligence, dishonesty or fraud;

5.	The indemnity obligations hereunder shall survive the delivery of our Fairness Opinion and the completion of MNP’s duties hereunder;

6.	Our conclusion as to the fairness of the consideration to be received by CDG Shareholders under the Arrangement must be considered as a whole. The Fairness Opinion is not necessarily amenable to partial analysis and / or summary description, and the selecting of portions of the analysis and the factors considered by MNP, without considering all factors and analysis together, could create a misleading view of the process underlying the Fairness Opinion employed by MNP and the conclusions set out herein;

CDG Investments Inc. May 27, 2008 Page 7 of 10

Restrictions, Limitations & Qualifications (continued)

7.	We have, with respect to all accounting, legal and tax matters relating to the Arrangement and the implementation thereof, relied on the advice of accounting advisors and legal and tax counsel to CDG and Preo, as applicable, including information disclosed in the Information Circular, and express no opinion thereon;

8.	The Fairness Opinion does not constitute a Calculation, Estimate, Comprehensive, or an Advisory Valuation Report, each as defined by the relevant practice standards of the Canadian Institute of Chartered Business Valuators;

9.	The Fairness Opinion is rendered as of May 27, 2008 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of CDG and Preo, as the case may be, as they were reflected in the data, advice, opinions, materials, information, representations, reports and discussions (collectively, the “Information”) provided to MNP and as they were represented to MNP in its discussions with the senior management of CDG and Preo, respectively. Any changes therein may affect the Fairness Opinion and, although MNP reserves the right to change or withdraw the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to the update of the Fairness Opinion after the date hereof.

Key Assumptions

We have assumed and relied upon, but with the Board’s acknowledgement, have not independently verified, the accuracy, completeness and fair representations of the Information referred to below, and this Fairness Opinion is conditional upon the accuracy, completeness and fair representation of the Information.

For purposes of the Fairness Opinion, and as of the effective date thereof, we have assumed the following:

1.	The financial statements and/or financial information provided to us and upon which we have relied in arriving at the conclusion expressed herein, present fairly, in all material respects, the financial position of the CDG and Preo, as well as the results of operations for the relevant periods, and include all, and only, the revenues, expenses, assets and liabilities of the CDG and Preo, as the case may be;

2.	The forecasts and projections prepared by management of Preo and provided to MNP and relied upon in our analysis have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of CDG and Preo, as appropriate, having regard to the plans, financial condition and prospects of Preo, as the case may be;

3.	Neither CDG or Preo has no significant undisclosed liabilities, contractual obligations, substantial commitments or litigation, pending or threatened;

CDG Investments Inc. May 27, 2008 Page 8 of 10

Key Assumptions (continued)
4.	Other then those associated with this transaction no written offers have been received by agents and/or management and/or shareholder(s) of Preo to acquire either an interest in all of the issued and outstanding shares of Preo in the twenty-four months immediately preceding the date of our Fairness Opinion;

5.	No other valuation reports have been prepared in respect of CDG or Preo in the twenty-four months preceding the date of our Fairness Opinion; and,

6.	That all conditions precedent to the completion of the Arrangement, certain of which are subject to a number of conditions outside the control of CDG and / or Preo, can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering this Fairness Opinion we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Information Circular.

While in the opinion of MNP the assumptions used in preparing this fairness Opinion are reasonable and appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

Important Factors Considered

In preparing the Fairness Opinion, MNP considered the following items to be significant factors affecting the conclusion:

As pertaining to CDG:
1.	CDG is effectively an investment holding company, with no ongoing operations of its’ own;

2.	That given the historical trading volumes of CDG, liquidity of the CDG Shares is considered to be low;

3.	The Letter of Offer dated January 24, 2008 requires that CDG complete a one (1) for four (4) share consolidation prior to the completion of the proposed transaction;

4.	That the requirement to provide a minimum of $1,900,000 of cash on deposit that will be freely available for use of the Combined Entity, as set out in the Draft Arrangement Agreement dated May 2008, will be negotiated to consider a reduction of the amount in respect of costs incurred in connection with the Agreement and other such amounts; and,

5.	That the Arrangement provides, as compensation to the CDG Shareholders, a minority position in the Combined Entity.

CDG Investments Inc. May 27, 2008 Page 9 of 10

Important Factors Considered (continued)

As pertaining to Preo:
6.	That Preo is an early-stage, pre-revenue software development company;

7.	That the operational forecasts prepared by Preo management demonstrate that management expects positive cash flow from operations to be achieved within the current fiscal year;

8.	That Preo, as of the date of the Fairness Opinion, has not met the targets set out in the operational forecast prepared by management;

9.	That Preo has raised $3,892,500 in capital investments in the four fiscal years ended December 31, 2007;

10.	That certain Preo employees have accepted share options as a component of their compensation package;

11.	That the number of transactions of software development companies during the period 2003 to 2007 is trending downward; and,

12.	That the average value of the transactions noted above is trending upward.

Determination of Fairness Opinion

Based on the above noted considerations, our quantitative analysis was primarily comprised of the following:

As pertaining to the Arrangement:

1.	A comparison of the value of the CDG Shares and the value of the consideration to be received therefore; and,

2.	Various sensitivity and / or break-even analysis.

As pertaining to CDG:
3.	The application of a going concern, asset based approach, whereby CDGs net assets are adjusted to their fair market value; and,

4.	A comparison of the above to the recorded transactions of CDG shares in the public markets.

As pertaining to Preo:
5.	The application of a going concern, discounted cash flow approach, whereby the operational forecasts prepared by Preo management are adjusted where it is deemed to be appropriate, with the resultant forecast cash flows and terminal values are discounted to the present day at a rate reflective of the risks associated with the realization of said cash flows and terminal value;

CDG Investments Inc. May 27, 2008 Page 10 of 10

Determination of Fairness Opinion (continued) As pertaining to Preo (continued):
6.	The application of a going concern, market based approach, whereby research regarding actual transactions of companies comparable to Preo are summarized, adjusted where it is deemed to be appropriate, and then used to determine the value of the terminal value in the above noted discounted cash flow approach;

7.	An analysis of trends in both the number of transactions over time of software development companies, as well as the average value of those transactions;

8.	An analysis of capital raised via share issuances in recent history; and,

9.	An analysis of stock options issued, exercised, cancelled and expired in recent history.

In completing our quantitative analysis, we note that significant reliance was placed on information obtained through our correspondence and discussions with management of CDG and Preo.

Conclusion

Based upon and subject to all of the foregoing and such other matters as we have considered relevant, we are of the opinion that, as of the date hereof, the consideration to be received by CDG pursuant to the Arrangement is fair, from a financial point of view, to the CDG Shareholders.

This Fairness Opinion may be relied upon by the Board for the purpose of considering the Arrangement, but may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person for any other purpose without our express prior written consent.

We expressly consent to the duplication and inclusion of this Fairness Opinion in the Information Circular.

Yours very truly,

Meyers Norris Penny LLP Edmonton, Alberta

APPENDIX F

INFORMATION RELATING TO CDG

F-1

APPENDIX F
INFORMATION RELATING TO CDG

NOTICE TO READER

Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the "Glossary of Terms" and "Abbreviations and Conversions" contained in the Information Circular.

DOCUMENTS CONCERNING CDG INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Information Circular from documents filed by CDG with certain securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of CDG at 500, 926 – 5 Avenue SW, Calgary, Alberta, T2P 0N7.  Copies of the documents incorporated herein by reference are also available at www.sedar.com and www.sec.gov/edgar.

The following documents of CDG, filed with the certain provincial securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this Appendix to the Information Circular:

(a)

the audited financial statements of CDG as at and for the years ended September 30, 2007, 2006 and 2005 and the auditor reports thereon, together with management's discussion and analysis of the financial condition and results of operations of CDG for such years; and

(b)

the unaudited interim financial statements of CDG for the periods ended December 31, 2007 and March 31, 2008, together with the notes thereto, together with management’s discussion and analysis of the financial condition and results of operations of CDG for those periods;

(c)

the Annual Report of CDG in Form 20-F filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended September 30, 2007, excepting thereout an erroneous reference to an audit report for the year ended September 30, 2005;

(d)

any material change report filed by CDG after the date of this Information Circular and prior to the Meeting.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Appendix to the extent that a statement contained herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Appendix.

INFORMATION CONCERNING CDG INVESTMENTS INC.

General

CDG was originally incorporated pursuant to the Companies Act (Alberta) on October 12, 1979 and was continued under the ABCA on May 3, 1984.  The name of CDG was formerly "Golden Rule Resources Ltd.", which name was changed to "CDG Investments Inc." pursuant to articles of amendment on March 21, 2002.

CDG's head and principal office as well as its registered office is at 500, 926 – 5th Avenue S.W., Calgary, Alberta, T2P 0N7.

 CDG is a reporting issuer or the equivalent thereof in all of the provinces of Canada, other than Newfoundland and Labrador, and the CDG Shares are listed and posted for trading on the CNQ under the symbol "CDGI" and quoted on the OTCBB under the symbol "CDGEF".

Intercorporate Relationships

As at the date hereof, CDG had two inactive subsidiaries, namely, Wedge Gold Exploration Inc. and Tower Gold Explorations Ltd.

History and Development

There were no significant changes or important events during the 2007 fiscal year.  CDG’s operations consisted of investing surplus cash in interest-earning short-term bank instruments.  In recent years, the CDG’s business had consisted of holding investments in primarily mineral exploration companies.  CDG was able to exercise significant influence over three of these exploration companies during fiscal 2005 and a portion of 2006.  Management determined that shareholders of CDG would better realize the fair value of CDG’s assets through their distribution to the shareholders.  At the Annual and Special Meeting of Shareholders held during the year ended September 30, 2006, CDG received shareholder approval for the restructuring of its business.  As a result, during the year ended September 30, 2006, CDG distributed substantially all of its investments in Northern Abitibi Mining Corp. ("Northern Abitibi") (TSX-V:NAI) and Manson Creek Resources Ltd. ("Manson Creek") (TSX-V:MCK) to shareholders by way of a dividend in kind and paid an additional cash dividend.  Further, CDG distributed substantially all of its Tyler Resources Inc. shares as a return of capital which was supplemented with a cash return of capital.  After investment distributions to shareholders and sales in the open market, CDG had disposed of all of its investments by September 30, 2006.  Throughout the year ended September 30, 2007, management evaluated numerous possible business acquisitions with which CDG can move forward.

During the year ended September 30, 2006, CDG distributed to its shareholders 5,204,329 of its shares in Manson Creek, and 7,286,300 of its shares in Northern Abitibi by way of a dividend.  In addition to this share dividend, CDG paid a cash dividend of $0.01 per share for a total cash dividend of $404,000.  The cash and share dividends were payable to shareholders of record on November 16, 2005.  Immediately subsequent to the share dividend, CDG held a 2% interest in each of Manson Creek and Northern Abitibi. Consequently, effective the dividend distribution date, CDG ceased to equity-account for these two investments.

During the year ended September 30, 2006, CDG distributed 13,652,898 of its shares in Tyler Resources Inc. (“Tyler”) (TSX-V:TYS) and $2,867,190 in cash as a return of capital.  The total value of the distribution, consisting of one share of Tyler for each three CDG common shares and $0.07 Cdn. per CDG common Share was $0.3533 Cdn.  The value ascribed to each share of Tyler was $0.85 per share Cdn.  The shares and cash were distributed to shareholders of record on April 28, 2006.  Since the distribution of Tyler shares represented a spin-off or restructuring, it was valued at the carrying value of the Tyler investment on the distribution date, which was the fair value of the investment at the time.

During the year ended September 30, 2006, CDG terminated its employees, and the contract of its former Chief Executive Officer. Severance payments associated therewith aggregated $77,420 and these were included in General and Administrative Expenses for the year ended September 30, 2006.

Pursuant to an agreement entered into in fiscal 2004 CDG sold 49% of its 100% share position in Waddy Lake Resources Inc. ("Waddy Lake"), for nominal consideration, and granted an option to acquire an additional 1% of the issued and outstanding Waddy Lake shares for nominal consideration.  Pursuant to the agreement CDG was to receive $800,000 over four years: $200,000 upon execution of the agreement, (which was received), and $200,000 in each of June 2005, (which was received), 2006 and 2007.  This represented CDG’s only claim to the assets of Waddy Lake. During the year ended September 30, 2006, CDG received both the June 30, 2006 payment and the discounted value of the June 30, 2007 payment, ($395,000 in total for both years).  Further CDG sold its remaining 51% position in Waddy Lake for proceeds of $5,800.  The combined receipt of $400,800 was recorded as “Gain on Sale of Interest in Waddy Lake Resources Inc.” during the year ended September 30, 2006.

When CDG was changing its business to that of an investment company, it sold the Jolu gold mill in 2003 and retained a royalty that would be payable if the purchaser thereof should commence to process ore at this location.  Pursuant to the sale agreement, the purchaser agreed to pay CDG $10 per tonne of ore processed through the Jolu gold mill, to a maximum of $400,000.  During the year ended September 30, 2006, the purchaser acquired the royalty from CDG for proceeds of $130,000, the entirety of which was reflected as a gain.

During the year ended September 30, 2005, Convertible Debentures in the amount of $550,000 were converted into 5,499,091 common shares and 5,499,091 share purchase warrants.  Warrants were exercised to purchase 500,000 common shares at $0.11 per share. The remaining 4,999,091 warrants were exercised to purchase 4,999,091 common shares at $0.12 per share during the year ended September 30, 2006.

During the year ended September 30, 2005 CDG sold a significant portion of its investment in Golden Band Resources Inc. ("Golden Band") (TSX-V:GBN).  At September 30, 2004, CDG held 12,361,266 common shares of Golden Band representing approximately 25% of the outstanding shares on that date.  The investment in Golden Band had been carried at cost during fiscal 2004 because CDG had only one of six directors on Golden Band’s board of directors, did not share common officers and did not have the ability to exert significant influence over operating, exploration or investment decisions.

During fiscal 2005, CDG acquired an additional 834,599 common shares of Golden Band by exercising warrants and sold 12,802,468 common shares of Golden Band in the open market.  During the year ended September 30, 2006, CDG sold its remaining 393,397 shares in Golden Band.

CAPITALIZATION

There have been no material changes in the share capitalization or the indebtedness of CDG since September 30, 2007.

OPTIONS TO PURCHASE SECURITIES

CDG currently has a stock option plan (the "CDG Option Plan") for the purpose of providing directors, officers and employees with incentives to contribute to the successful operation of CDG.  The CDG Option Plan provides for the granting of options to acquire a maximum of ten percent (10%) of CDG's issued and outstanding CDG Shares.  Options to acquire CDG Shares may be granted to any director, officer, employee or consultant of CDG.  Further, the aggregate number of shares issuable upon the exercise of the options granted thereunder to any one individual may not exceed 5% of the total number of outstanding shares of CDG.  Options issued pursuant to the CDG Option Plan must have an exercise price not less than that from time to time permitted by the stock exchange on which the shares are then listed.  The period during which an option may be exercised shall be determined by the CDG Board at the time the option is granted, subject to any vesting limitations which may be imposed by the CDG Board at the time such option is granted, provided however that no option shall be exercisable for a period exceeding 5 years from the date the option is granted unless specifically provided by the board of directors of CDG and in any event, no option shall be exercisable for a period exceeding 10 years from the date the option is granted.

The options granted under the CDG Option Plan expire on the earlier of the date of the expiration of the option period noted above and 30 days after the date a holder ceases to hold the position or positions of director, officer, employee or consultant of CDG as the case may be.  In the event of the death or permanent disability of a holder, any option previously granted to him shall be exercisable until the end of the option period noted above or until the expiration of 12 months after the date of death or permanent disability of such option holder, whichever is earlier.  In the event of a sale by CDG of all or substantially all of its assets or in the event of a change in control of CDG, each holder shall be entitled to exercise, in whole or in part, the options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.

As of June 23, 2008, there are no outstanding options pursuant to the CDG Option Plan.

PRIOR SALES

CDG issued no CDG Shares during the last 12 months.

PRICE RANGE AND TRADING VOLUME OF CDG SHARES

The outstanding CDG Shares are traded on the CNQ under the trading symbol "CDGI" and quoted on the OTCBB under the trading symbol "CDGEF".  The following tables set forth the closing price range and trading volume of the CDG Shares on the OTCBB and secondly for CNQ for the periods indicated.

TRADING ON OTCBB
Period	High	Low	Volume
2007
January	$0.032	$0.025	928,842
February	$0.045	$0.015	1,702,618
March	$0.032	$0.025	664,297
April	$0.04	$0.025	672,524
May	$0.04	$0.03	283,153
June	$0.0606	$0.0185	499,453
July	$0.045	$0.03	187,227
August	$0.041	$0.023	400,450
September	$0.034	$0.028	301,245
October	$0.045	$0.03	199,113
November	$0.05	$0.027	843,954
December	$0.055	$0.047	383,622
2008
January	$0.04	$0.047	259,727
February	$0.39	$0.03	148,598
March	$0.036	$0.021	364,502
April	$0.07	$0.035	201,916
May	$0.04	$0.035	109,750
June 1 – June 22	$0.04	$0.035	92,729

TRADING ON CNQ
Period	High	Low	Volume
2007
January	$0.02	$0.01	33,805
February	$0.04	$0.015	136,586
March	$0.025	$0.025	47,312
April	$0.04	$0.025	326,550
May	$0.035	$0.035	117,100
June	$0.065	$0.02	305,757
July	$0.02	$0.02	3,425
August	$0.03	$0.02	91,253
September	$0.035	$0.025	39,696
October	$0.025	$0.025	4,050
November	$0.015	$0.015	139,379
December	$0.03	$0.01	28,006
2008
January	$0.01	$0.01	58,369
February	$0.01	$0.01	28,616
March	$0.02	$0.005	100,000
April	$0.03	$0.005	21,470
May	$0.03	$0.02	41,370
June 1 – June 22	$0.02	$0.02	4,000

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common shares – General

Shareholders are generally entitled to receive notice of and attend at meetings of CDG shareholders and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common shares subsequent to the Record Date; and (ii) the transferee of those

Common shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common shares at the Meeting.

As at June 23, 2008, of CDG's authorized unlimited number of Common shares, 40,959,855 Common shares were issued and outstanding as fully paid and non-assessable.

Principal Holders of Common Shares

To the knowledge of the directors and senior officers of CDG, as of June 23, 2008, only the following party beneficially owns, directly or indirectly, or exercises control or direction over more than ten percent of the votes attached to the securities of CDG:

Name and Address	Number of Common Shares	Percentage of Issued Common Shares
First Yellowhead Equities Inc.(1) #1, 1245 Stony Plain Rd.. Edmonton, Alberta, T5N 3N3	4,259,582	10.4%

Note:

(1) First Yellowhead Equities Inc. is a private company and Robert Ingram, a Director of CDG Investments Inc. is the President and a Director of First Yellowhead Equities Inc.  Mr. Ingram also personally holds 1,496,000 CDG Shares.  Mr. Ingram is also the President and Director at Uncas Production Corporation, a private company, which also holds 1,780,000 CDG Shares.  See “Procedure for the Arrangement to Become Effective – CDG Shareholder Approval”.

DIRECTORS AND OFFICERS

The names, municipalities of residence of the directors and officers of CDG, their positions and offices held with CDG and their principal occupations during the past five years are as follows:

Name, Present Office Held and Municipality of Residence	Principal Occupation or Employment for the Last Five Years	Director or Officer Since	Number of Common Shares Beneficially Owned or Controlled
Gregory H. Smith Chief Financial Officer and Director Calgary, Alberta	Self-employed Chartered Accountant. President of Oakridge Financial Management Inc., Chief Financial Officer and Director of Maglin Site Furniture Inc. and Okalla Corp., (TSX-V:AOK) Director of Armistice Resources Ltd. (TSX:AZ) and director of Tyler Resources Inc. (TSX-V:TYS) from 2002 until 2008.	March 27, 1997	2,066,216
Calvin Fairburn(1) Director Calgary, Alberta	Self-employed Professional Engineer. Over 45 years experience in the Petroleum and Natural Gas and Agriculture/ Farming Industries.	March 6, 2003	430,200
Robert G. Ingram(1) Director Edmonton, Alberta

Self-employed Chartered Accountant.  Director and President of Southesk Energy Ltd., Director and President of Uncas Production Corporation and Director and President of First Yellowhead Equities Inc., all private companies. Director of Golden Band Resources Inc. (TSX-V:GBN), Santoy Resources Ltd. (TSX-V:SAN) and Equitech Corporation (TSX-V:EQT), all public companies.

		September 4, 1981	7,535,582(2)

Kerry Brown(1) Chairman, Director St. Albert, Alberta	Chairman of Foundation Equity Corporation, a venture capital company, since its inception in 1992. Chairman of McCoy Corporation (TSX:MCB), a TSE listed company since 1995. Chairman of Equitech Corporation (TSX-V:EQT) and the former Chairman of Selient Inc., a TSX-V listed company prior to its take-over in 2007). Director of Innovotech Inc. listed on the TSX and First Yellowhead Equities Inc. a private Company.	February 28, 2005	1,020,300
Barbara O’Neill Secretary Calgary, Alberta	Secretary of Tyler Resources Inc. (TSX-V:TYS) from August 31, 1998 until they were taken over in March 2008. For the past five years and longer, corporate secretary of CDG; Manson Creek Resources Ltd. (TSX-V:MCK) and Northern Abitibi Mining Corp.(TSX-V:NAI).	--	75,000

Note:

(1)

CDG does not have an Executive Committee. Under applicable corporate legislation, CDG is required to have an Audit Committee, the members of which are Messrs. Ingram, Brown and Fairburn.

(2)

Includes shares held by First Yellowhead Equities Inc., Uncas Production Corp. and Mr. Ingram personally.  See “Proxy and Voting Matters – Voting and Principal Holders of Voting Shares – CDG Shareholders.

Other Directorships

The following CDG directors are currently directors of other reporting issuers or their equivalent in a domestic or foreign jurisdiction.

Name of Director	Name of Company	Position	Term of Service	Jurisdiction	Market
Gregory H. Smith	Armistice Resources Ltd. Okalla Corp.	Director Director CFO	November 1987 – Present March 2003 – Present February 2001 – Present	Canada Canada	TSX TSX-V
Robert G. Ingram	Santoy Resources Ltd. Golden Band Resources Equitech Corporation	Director Director Director	March 1990 – Present January 2004 – Present July 2004 –Present	Canada Canada Canada	TSX-V TSX-V TSX-V
Kerry Brown	McCoy Bros Inc. Equitech Corporation Innovotech Inc.	Chairman/Director Chairman/Director Director	October 1997-Present March 2001-Present January 2001-Present	Canada Canada Canada	TSX TSX-V TSX-V

Corporate Cease Trade Orders or Bankruptcies

No director or executive officer of CDG is or has, within the last 10 years, been a director or executive officer of any company that:

(i)

was subject to a cease trade order or other similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, or

(ii)

was subject to a cease trade order or other similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in such capacity.

To the best of CDG’s knowledge, no director or executive officer of CDG, or a shareholder holding a sufficient number of securities to affect materially the control of CDG is, or within the 10 years prior to the date hereof has been, a director or executive officer of any company that while that person was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

To the best of CDG’s knowledge, no director, executive officer or shareholder holding a sufficient number of securities to affect materially the control of CDG has, within the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

To the best of CDG’s knowledge, no director, executive officer or shareholder holding a sufficient number of securities to affect materially the control of CDG has:

(a)

been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

STATEMENT OF EXECUTIVE COMPENSATION

Aggregate Compensation

During the financial years ended September 30, 2006 and 2007, the two highest compensated Executive Officers of CDG received, in the aggregate, cash remuneration of $39,500 and $Nil, respectively exclusive of directors’ fees.  Such compensation was paid to the individual or their controlled corporation in consideration for consulting services provided and billed on an hourly or per diem basis.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid, during each of the last four financial years (as applicable), to CDG's Chief Executive Officer, Past Executive Officer and Chief Financial Officer (the "Named Executive Officers"), who received remuneration, determined on the basis of base salary and bonuses, during each of the last four (4) financial years ended September 30.

	Annual Compensation			Long-term Compensation
Name and Principal Position	Year Ended Sept. 30	Salary (1) (2) ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ Granted (#)	Restricted Shares/Units Awarded (#)	LTIP Payouts ($)	All Other Compensation ($)

Robert Ingram President and Chief Executive Officer	2007 2006 2005 2004	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
James Devonshire Past President and Chief Executive Officer	2007 2006 2005 2004	Nil 39,500(3) 41,000(3) 24,200(3)	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Gregory Smith Chief Financial Officer	2007 2006 2005 2004	Nil Nil Nil 1,100(4)	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

Notes:

(1)

Perquisites and other personal benefits received did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for the Named Executive Officers.

(2)

Salary does not include directors’ fees paid to officers who were also directors (see Director Compensation).

(3)

Amounts appearing represent the annual total of hourly or per diem billings from the individual’s controlled corporation.

(4)

2004 salary is comprised of hourly billings from Mr. Smith’s controlled corporation in the amount of $1,100.

Long-Term Incentive Plan Awards Table

CDG has no long-term incentive plans.

Options/SARs Granted During the Most Recently Completed Financial Year

No stock appreciation rights or stock options were granted to the Named Executive Officers during the financial years ended September 30, 2006 and 2007.

Aggregated Option/SAR Exercised During the Year Ended September 30, 2006 and 2007 and Financial Year-end Option/SAR Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at September 30, 2006 and 2007 and options exercised by the Named Executive Officers during the financial years ended September 30, 2006 and 2007:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs as at September 30, 2006 and 2007(1) (#)(#)		Value of Unexercised In-the-Money Options/SARs as at September 30, 2006 and 2007(2) ($)($)
			Exercisable	Unexercisable	Exercisable(1)	Unexercisable
Robert Ingram 2007 2006	Nil 300,000	$Nil $72,000	Nil Nil	Nil Nil	$Nil $Nil	$Nil $Nil
James Devonshire (past President) 2007 2006	Nil 450,000	$Nil $108,000	Nil Nil	Nil Nil	$Nil $Nil	$Nil $Nil
Gregory Smith 2007 2006	Nil 375,000	$Nil $52,500	Nil Nil	Nil Nil	$Nil $Nil	$Nil $Nil

Note: (1) As freestanding SARs have not been granted, the number of shares relate solely to stock options.

(2) Calculated as the difference between the exercise price and the market value of the securities underlying the options outstanding at September 30, 2006 and September 30, 2007, respectively.

Table of Option and SARs Repricings/Cancellations

No stock options granted to the Named Executive Officers have been repriced or cancelled during the years ended September 30, 2006 or 2007.

No stock appreciation rights have been granted to the Named Executive Officers during the years ended September 30, 2006 and 2007 nor have any been repriced or cancelled nor have any expired.

Option Exercises

During the financial years ended September 30, 2006 and 2007, no stock options were exercised by directors who were not the Named Executive Officers

Director Compensation

Cash Compensation

CDG compensates its directors in their capacities as such, at a rate of $500 for each meeting attended in person and $300 for each meeting attended by telephone.  During the financial year ended September 30, 2006, Messrs. Fairburn, Smith, Brown and Ingram each received $2,300 for meetings attended and Mr. Fry (prior director) received $1,800.  During the year ended September 30, 2007, Messrs. Smith and Fairburn each received $800, Mr. Ingram received $600 and Mr. Brown received $300 for meetings attended..

Non-Cash Compensation

No stock options were granted to directors by CDG during the financial years ended September 30, 2006 and 2007.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the CDG Board, the members of which are elected by and are accountable to CDG’s shareholders, and takes into account the role of the individual members of management who are appointed by the CDG Board and who are charged with the day-to-day management of CDG.  The CDG Board is committed to sound corporate governance practices, which are both in the interests of its shareholders and contribute to effective and efficient decision-making.  CDG believes that its corporate governance practices ensure that the business and affairs of CDG are effectively managed so as to enhance shareholder value.

Disclosure of Corporate Governance Practices

CDG has reviewed its own corporate governance practices in light of the guidelines contained in National Instrument 58-201 – Corporate Governance Guidelines (“NI 58-201”).  CDG’s practices comply generally with the guidelines; however, the CDG Board considers that some of the guidelines are not suitable for CDG at its current stage of development and therefore these guidelines have not been adopted.  Set out below is a description of CDG’s corporate governance practices as required by National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”).

Board of Directors

The CDG Board functions independently of management because at least one half of the members are non-management.  The CDG Board has determined that two of four Directors proposed for election at the meeting are independent.  An “independent” director is a director who is independent of management and free from any interest any business or other relationship that could, or could reasonably be perceived to materially interfere with the director’s ability to act in the best interests of CDG, other than interests arising from shareholders.  These directors are Calvin Fairburn and Kerry Brown.  Messrs. Ingram and Smith are not considered to be “independent” directors because they are officers of CDG.

Orientation and Continuing Education

At present, each new director is given an outline of the nature of CDG’s business, its corporate strategy, and current issues with CDG.  New directors are also required to meet with management of CDG to discuss and better understand CDG’s business and policies. As each director has a different skill set and professional background, orientation will be tailored to the particular needs and experience of each director.

Continuing education is provided through relevant reading materials, board meeting presentations and discussions to ensure the directors maintain the knowledge and skill necessary to meet their obligations as directors.  In addition, management of CDG makes itself available for discussion with all CDG Board members.

Ethical Business Conduct

To encourage and promote a culture of ethical business conduct, the CDG Board has adopted a code of business conduct and ethics applicable to all members of CDG including directors, officers, consultants and employees.  Each director, officer, consultant and employee of CDG receives a copy of the code of business conduct and ethics.

In addition, the CDG Board monitors the ethical conduct of CDG to ensure that it complies with applicable legal and regulatory requirements, such as those of relevant securities commission, stock exchanges and the ABCA.  The CDG Board believes that the fiduciary duties placed on individual directors by CDG’s governing corporate legislation and common law, as well as the restrictions placed by applicable corporate legislation on the individual directors’ participation in decisions of the CDG Board in which the director has an interest, have been sufficient to ensure that the CDG Board operated independently of management and in the best interest of CDG.

The CDG Board has also adopted a “Whistleblower Policy” wherein employees, directors, officers or consultants of CDG are provided with a mechanism by which they can raise concerns in a confidential, anonymous process.

Nominating and Corporate Governance Committee

The CDG Board has no standing nominating committee or corporate governance committee.  The full CDG Board performs these functions.  The CDG Board believes that it is appropriate for it to perform the functions of the nominating committee and corporate governance committee as a result of its small size.

The CDG Board identifies, recruits, nominates, endorses and recommends appointment of new Directors based on the needs of the CDG Board.  Generally, new nominees for Directors must have a track record in general business management, special expertise in an area of strategic interest to CDG, the ability to devote the time required, shown support for CDG’s mission and strategic objectives, and a willingness to serve.

Compensation

CDG does not have a compensation committee.  The CDG Board as a whole, which currently includes Messrs. Ingram and Smith, is responsible for approving all compensation paid by CDG to its directors and senior officers.   Messrs. Ingram and Smith do not vote with respect to compensation matters affecting them.

The CDG Board is responsible for reviewing and approving the position description for the President, which shall include his authorities and accountabilities; the corporate goals and objectives for which the President shall be responsible; to monitor the President’s performance relative to these goals and objectives and to formally evaluate his performance at least annually.

The CDG Board is also responsible for reviewing the President’s recommendations respecting compensation of other senior executives of CDG, to ensure such arrangements reflect the responsibilities and risk associated with each position.  When determining the compensations, the CDG Board considers: (i) recruiting and retaining executives critical to the success of CDG and the enhancement of shareholder value; (ii) providing fair and competitive compensation compared to the remuneration paid by other reporting issuers similarly placed within the same business as CDG; (iii) balancing the interest of management and CDG’s shareholders; (iv) rewarding performance, both on an individual basis and with respect to operations in general.  In order to achieve these objectives, the compensation paid to CDG’s executive officers consists of a base per diem or hourly rate and from time to time may consist of an incentive in the form of stock options.

At September 30, 2006 and 2007 respectively, CDG had a standard arrangement pursuant to which directors of CDG were compensated by CDG for their services in their capacity as directors whereby they received $500 for each directors meeting attended in person and $300 for each directors meeting attended by phone.  In addition, from time to time directors receive grants of stock options, under CDG’s stock option plan.

Assessments

The CDG Board will annually complete a self-assessment of its performance to satisfy itself that the CDG Board as a whole, its committees, and its individual directors are performing effectively.  The CDG Board is contemplating developing a formal questionnaire to be completed by each director on an annual basis for the purpose of formally assessing the effectiveness of the CDG Board as a whole, committees of the CDG Board and the contribution of individual directors.  These questionnaires, and the issues arising therefrom, would then be reviewed and assessed by the Chairman on an annual basis or more frequently from time to time as need arose.  The Chairman would then take appropriate action as required based on the results obtained.

AUDIT COMMITTEE

A copy of the Audit Committee Charter pf CDG was previously filed as Schedule "B" to the information circular of CDG dated April 11, 2005 and filed on SEDAR April 20, 2005.  The Audit Committee currently consists of Messrs. Ingram, Fairburn and Brown.  Mr. Fairburn and Mr. Brown are each independent directors.  All the members of the audit committee are considered to be “financially literate”, as such term is defined in Multilateral Instrument 52-110.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities are as follows:

Mr. Ingram, CA, is a self-employed Chartered Accountant.  He is a Director and President of Southesk Energy Ltd., Director and President of Uncas Production Corporation and Director and President of First Yellowhead Equities Inc., all private companies. Over the last five years he has been a director and officer of a number of public companies including Golden Band Resources Inc., Santoy Resources Ltd. and Equitech Corporation.

Mr. Fairburn is a self-employed Professional Engineer with over 45 years experience in the Petroleum and Natural Gas and Agriculture/ Farming Industries.  He has been a director of CDG for the last  five years.

Mr. Brown is the Chairman and Chief Executive Officer of Foundation Equity Corporation, a venture capital company, since its inception in 1992.  Over the last five years he has been a director and/or officer of a number of public companies including Chairman of McCoy Corporation, Equitech Corporation and Selient Inc., and a director of Innovotech Inc.

The Audit Committee meets at least on an annual basis and holds special meetings as circumstances require. The Audit Committee held two meetings during the most recent fiscal year.

Audit Committee Oversight

At no time since the commencement of CDG's twp most recently completed financial years have any recommendations by the Audit Committee respecting the appointment and/or compensation of CDG's external auditors not been adopted by the CDG Board.

Reliance on Certain Exemptions

At no time since the commencement of CDG’s two most recently completed financial years has CDG relied on the exemption in Section 2.4 of MI 52-110 or has an exemption from MI 52-110, in whole or in part, been granted Under Part 8 of MI 52-110.

External Auditor Services Fees (By Category)

For the last three fiscal years, CDG has paid the following amounts as external auditor service fees:

	Fiscal year ended September 30, 2007	Fiscal year ended September 30, 2006	Fiscal year ended September 30, 2005
Audit Fees	$40,000	$31,000	$15,200
Audit-Related Fees	$Nil	$Nil	$Nil
Tax Fees	$Nil	$Nil	$1,700
All Other Fees	$nil	$Nil	$Nil

Note:  Includes annual audit of accounts, review of annual financial statements, preparation of audit committee report, attendance at audit committee meeting and CPAB fee.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

There are no employment contracts between CDG and any executive officer.  There are no compensatory plans or arrangements with any executive officer (including payments to be received from CDG or any subsidiary), which result or will result from the resignation, retirement or any other termination of employment of such executive officer or from a change of control of CDG or any subsidiary thereof or any change in such executive officer's responsibilities following a change in control.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as at the end of CDG's two most recently completed financial years ended September 30, 2006 and 2007 with respect to compensation plans under which equity securities of CDG are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	0	Nil	4,095,986
Equity compensation plans not approved by shareholders	0	Nil	-
Total	0	Nil	4,095,986

MANAGEMENT AND CONSULTING CONTRACTS

Directors and senior officers of CDG perform substantially all management functions.  The directors and/or senior officers of CDG do not receive any remuneration in their capacity as directors and/or senior officers except as described above under the heading "Director Compensation” and “Summary Compensation Table".  Remuneration for the services of James Devonshire (former Chairman, President and Chief Executive Officer) was paid to his company, Kingslea Financial Corp., at the rate of $105 per hour.

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

None of the directors and officers of CDG, any proposed management nominee for election as a director of CDG or any associate of any director, officer or proposed management nominee is or has been indebted to CDG at any time during the last completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Management Information Circular, none of the directors or senior officers of CDG, nor any proposed nominee for election as a director of CDG, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of CDG, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the 2007 Financial Year or in any proposed transaction which, in either case, has affected or will materially affect CDG and none of such persons has any material interest in any transaction proposed to be undertaken by CDG that will materially affect CDG except in respect of the control or direction over Preo Shares by Messrs. Brown and Ingram.  See “Procedure for the Arrangement to Become Effective – CDG Shareholder Approval”.

During the year ended September 30, 2007 a company, related by virtue of certain common officers and directors, charged $ 1,000, (2006 - $25,000), for CDG’s share of office base rent, operating costs and/or miscellaneous expenses.   Further, another company related by virtue of certain common officers and directors, charged $12,000, (2006 - $12,000), for CDG’s share of administrative costs, including administrative salaries.

During the year ended September 30, 2007 companies, in which an officer or director was a controlling shareholder, charged CDG $Nil (2006 - $40,000), for administrative services.  The 2006 amount included $12,000 paid in lieu of notice for the termination of an officer’s contract.

Administrative billings by CDG to corporations related by virtue of certain common officers and directors aggregated $ Nil during the year ended September 30, 2007, (2006 - $71,000).

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

Except as disclosed in this Information Circular, no director or senior officer of CDG nor any proposed nominee for election as a director of CDG nor any associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted on, other than except in respect of the control or direction over Preo Shares by Messrs. Brown and Ingram.  See “Procedure for the Arrangement to Become Effective – CDG Shareholder Approval”.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings involving CDG as of the date of the Information Circular which management of CDG believes to be material to CDG, nor are any such proceedings known by CDG to be contemplated.

ADDITIONAL INFORMATION

Additional Information relating to CDG is available on SEDAR at www.sedar.com.  Financial information is provided in CDG’s comparative financial statements and MD&A for the years ended September 30, 2006 and 2007. Upon request, CDG will promptly provide a copy of any document posted on SEDAR to a shareholder free of charge.  Financial information is also available at www.cdginvestments.ca.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditors of CDG are PricewaterhouseCoopers LLP, Chartered Accountants, 3100, 111 – 5 Avenue SW, Calgary, Alberta T2P 5L3.

Computershare Trust Company of Canada, 600, 530 – 8 Avenue SW, Calgary, Alberta T2P 3S8 is the registrar and transfer agent for the CDG Shares.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, CDG has not entered into any material contracts within the most recently completed financial year, or before the most recently completed financial year that is still in effect.

APPENDIX G

INFORMATION RELATING TO PREO

G-1

APPENDIX G

INFORMATION RELATING TO PREO SOFTWARE INC.

Page

NOTICE TO READER

2

INFORMATION CONCERNING PREO SOFTWARE INC.

2

HISTORY

2

DESCRIPTION OF THE BUSINESS

3

Principal Products and Services

3

Operations

3

Market

3

Marketing Plans and Strategies

4

Competitive Conditions

4

Future Developments

4

Proprietary Protection

5

DIVIDEND RECORD AND POLICY

5

SELECTED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

6

Financial Information

6

Management's Discussion & Analysis

6

Review of Financial Results – Three Months Ended March 31, 2008 Compared to Three Months Ended March 31, 2007

7

Review of Financial Results – Year Ended December 31, 2007 Compared to Nine Months Ended December 31, 2006

8

Review of Financial Results – Nine Months Ended December 31, 2006 Compared to Year Ended March 31, 2006

9

CONSOLIDATED CAPITALIZATION

9

DESCRIPTION OF SHARE CAPITAL

10

Preo Common Shares

10

Preo Preferred Shares

10

OPTIONS TO PURCHASE SECURITIES

11

PRIOR SALES OF SECURITIES

11

MARKET FOR SECURITIES

12

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

12

PRINCIPAL SHAREHOLDERS

15

DIRECTORS AND EXECUTIVE OFFICERS

16

Cease Trade Orders or Bankruptcies

21

Personal Bankruptcies

21

Penalties or Sanctions

21

Conflicts of Interest

22

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

22

Employment Contracts

23

Other

23

Compensation of Directors

23

Equity Compensation Plan Information

23

STOCK OPTION PLAN

23

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

24

AUDIT COMMITTEES AND CORPORATE GOVERNANCE

24

Audit Committee

24

Audit Committee Charter

24

Audit Committee

24

Relevant Education and Experience

25

Audit Committee Oversight

25

Reliance on Certain Exemptions

25

Pre-Approval Policies and Procedures

25

External Auditor Services (By Category)

25

Corporate Governance

25

Board of Directors

26

Directorships

26

Orientation and Continuing Education

26

Ethical Business Conduct

27

Nomination of Directors

27

Compensation

27

Other Board Committees

28

Assessments

28

RISK FACTORS

28

Early Stage Development

28

Market for Securities and Volatility of Share Price

28

Resolution of Product Deficiencies

29

Technological Change

29

Patents and Proprietary Rights

29

Additional Financing Requirements and Access to Capital

30

History of Operating Losses

30

Dependence on Collaborative Partners, Licensees and Others

30

Competition

30

Issuance of Debt

31

Ability to Manage Growth

31

Uncertainty of Global Financial Markets

31

Exchange Rate Fluctuations

31

Implementation Delays

31

Reliance on Key Personnel

31

Key-Man Insurance

31

Conflicts of Interest

32

Payment of Dividends Unlikely

32

Lack of Product Diversification

32

Shareholder Control

32

Income Taxes

32

Accounting Write-Downs as a Result of GAAP

32

Borrowing

33

Third Party Credit Risk

33

Operations Risks

33

LEGAL PROCEEDINGS

33

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

33

AUDITORS, REGISTRAR AND TRANSFER AGENT

34

MATERIAL CONTRACTS

34

EXPERTS

34

SCHEDULE 1 – Preo Financial Statements

SCHEDULE 2 – Preo Audit Committee Charter

NOTICE TO READER

Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the Glossary of Terms and Abbreviations contained in the Information Circular.

INFORMATION CONCERNING PREO SOFTWARE INC.

Preo was incorporated pursuant to the ABCA on September 9, 2000. Preo was originally incorporated as "898746 Alberta Ltd." on October 5, 2000. Preo amended its articles to change its name to "Gotacopy.com Inc." and on May 19, 2005 amended its articles again to change its name to "Preo Software Inc." Preo is not a reporting issuer in any jurisdiction and the Preo Shares are not listed or posted for trading on any exchange.

Preo's principal office is at 202, 3553-31st Street N.W., Calgary, Alberta, T2L 2K7.  Preo's registered office is at 1000, 10035 – 105 Street N.W., Edmonton, Alberta, T5J 3T2. Preo has no subsidiaries.

HISTORY

In 2005 and 2006 Preo hired a number of technical individuals to develop a commercially viable software solution to address the print cost opportunities. Various alpha and beta versions were created and some field rtesting was conducted.

In 2007 Preo began pre-commercialization and early commercialization activities including the following:

·

$1,000,000 was secured in April 2007 from Foundation Equity, First Yellowhead Equities, Kaizan Holdings, Springbank Tech Ventures, David Edmonds, Randy Coates and private investors to fund Preo's business plan;

·

Received a Scientific Research and Experimental Development (SR&ED) claim of $232,313 in October 2007;

·

Mr. Gary McCone was hired as the President & CEO in October 2007.

·

Printelligence™ 3.0 was completed and released to beta customers in November 2007;

·

Preo Free Print Study was completed and released in November 2007;

·

Gartner awarded Preo "Best Software Solution" at the 2007 Print & Imaging Symposium in December 2007; and

·

Preo strengthened its development, technical and operational team by making a number of strategic hires.

In 2008 a $675,000 Debenture paying 15% interest was secured in January 2008 from Foundation Equity, First Yellowhead Equities, Robert Ingram and Craig Paul and the debenture was supplemented with an additional advance of $675,000 in May of 2008.  In addition, Preo has deployed trial versions to numerous companies and has received positive feedback. Various bugs were identified in large scale deployments and effort has been deployed into rectifying these issues. Preo has completed most of these identified bug fixes and is in the varying stages of deployment with a number of customers and potential customers and channel partners.

In anticipation of a successful commercial launch, Preo has hired 5 salespeople in Canada and the U.S, and is putting into place the operational and financial infrastructure required to support its commercial release.

On June 12, 2008, Preo entered into the Arrangement Agreement.  For information regarding the Arrangement, see "Description of Arrangement", "Effect of the Arrangement upon Shareholders" and "Procedure for the Arrangement to become Effective" in the Information Circular.  See Also "Appendix D – Arrangement Agreement", "Appendix J – Information Relating to Amalco Post Arrangement" and "Appendix I – Amalco Pro Forma Financial Statements" in the Information Circular.

DESCRIPTION OF THE BUSINESS

Principal Products and Services

Preo is a software provider in the print management industry. Preo has developed proprietary software that enables print users to maximize their print assets by optimizing print jobs to the appropriate printer. Preo's flagship product is called Preo Printelligence™ and is sold as a monthly subscription service.

Preo Printelligence™ is a web based print management system that adapts itself to an organization's printing behaviour. This patent pending adaptive rules engine modifies the messaging delivered to end-users at the desktop, based on individual behaviour. Printelligence™ helps organizations educate their employees as to the true cost of print.

  Preo expects to move from development to the commercial stage of software production in its third fiscal quarter of 2008 (July-September).  Preo plans to sell directly, through value add re-sellers as well as original equipment manufacturer (OEM) opportunities. The initial area of focus will be on Fortune 1,000 businesses head quartered in North America. It is management's present intention that international opportunities will be addressed initially through partnering relationships.

On June 12, 2008, Preo entered into the Arrangement Agreement.  For information regarding the Arrangement, see "Description of Arrangement", "Effect of the Arrangement upon Shareholders" and "Procedure for the Arrangement to become Effective" in the Information Circular.  See Also "Appendix D – Arrangement Agreement", "Appendix J – Information Relating to Amalco Post Arrangement" and "Appendix I – Amalco Pro Forma Financial Statements" in the Information Circular.

Operations

Preo's principal operations are focused on its offices in Calgary, Alberta. Preo has approximately 18 full-time employees and two part-time employees the majority of whom have specialized training and experience related to software development and or sales.

Preo has developed its own proprietary software that that is sold as a monthly subscription service and delivered to customers and used by them principally via the Internet.

It is management's view that Preo's business is not seasonal .. Given one of the primary benefits of Printelligence™ is saving money, Preo may see an up tick in business during a down business cycle.

Market

According to Gartner, Inc. 1 , a leading information technology research and advisory company, in the United States today $96 billion is spent on office printing worldwide with a Compound Annual Growth Rate (CAGR) of 6-8%.  Preo believes its' addressable market is a subset of this larger market, and is estimated to exceed $1 billion.  Studies have indicated that organizations could eliminate anywhere from 10-30% of these print costs, which amounts to a savings of between $13 billion and $40 billion annually in the U.S.  The promise of a paperless society has never materialized.  Paper supplier Georgia-Pacific estimates that office paper usage is increasing 6-8% a year 2. The United States uses about 4 million tons of office paper annually. 3  This equates to approximately 10,000 sheets per year or about 50 per workday, printed for every office worker in America.

1 http://www.print-imagingsummit.com/us/sponsors/faqs.php.

2 Georgia-Pacific 2004 Annual Report.

3 http://eetd.lbl.gov.paper/html/concept.htm.

With the success of printer manufacturers such as Hewlett Packard being able to convince office workers that everyone needs their own printer, print volume surpassed photocopier volume in 19954 ..  This trend has continued every year since.  With the advent of Multi-Functional Printers ("MFP"), the need to control or measure print volume, especially color print volume, has become a larger corporate issue.  Companies are also looking at ways to reduce their environmental footprint and reducing their volume of paper used in the printing process is also being examined more closely.

Within professional services firms, audit and charge-back tools have been employed for years to allocate print and copier costs back to client projects.  These have typically been purpose-built tools with narrow scope.  However, with the advent of multi-function printers (print, copy, fax, scan) and the unrestricted use of expensive color ink, the cost to the broader business market is beginning to be noticed.  In fact, Xerox Corporation, in their most recent Annual Report, specifically identified colour printing as their number one profit opportunity.  Preo believes many corporations around the world have recognized this opportunity to cut costs and that through further education and proper management tools, a large under-served market will emerge.

Marketing Plans and Strategies

Preo intends to address the print management market with its proprietary print management software.  Preo's software helps organizations track, reduce and/or charge for printing, providing direct return on investment benefit to companies. The software exposes at an end-user level the true cost of print. Preo estimates that for an organization that creates more than 10 million impressions per year, Preo software will pay for itself in less than 60 days. The return on investment for the organization is measured in the hundreds of percent.

Preo enables print-users to maximize their print assets by taking full advantage of the most cost-effective means of publishing documents. It provides accurate, real-time comparisons of cost and time for printing through all available devices and service providers. The system guides the user through the steps required to configure and route the print job, exposing alternatives that reduce cost and encourages the user to consider taking environmentally friendly decisions like printing on duplexers.  Preo also allows administrators to monitor, measure and control print to achieve their goals for cost-reduction, environmental responsibility, information security and compliance.

Currently, Preo is not only providing the market with a cost effective solution directly, but through partnering opportunities, it is being pulled to market by key influencers in the print space, each looking to solve similar customer problems.

Competitive Conditions

Software development is intensely competitive in all its phases and involves a high degree of risk.  Preo competes with numerous other participants in the print management sector. Preo's specific competitors include Equitrac Corporation ("Equitrac"), Pharos Systems International, Inc. ("Pharos Systems") and Print Audit, all companies that have substantially greater financial resources, staff and facilities than those of Preo.

Future Developments

Preo is currently developing its next-generation product, for release in its second fiscal quarter of 2008 (April-June).  The product definition has been shaped by product trial and customer feedback from Fortune 1000 companies.

Proprietary Protection

Preo has filed applications for patents with the United States Patent and Trademark Office ("USPTO") (no. 12/110,027 entitled "Behaviour-Adaptive Rules-Based System for Print Management") and the Canadian Intellectual

4 HP 2002 Annual Report – http://www.hp.com/hpinfo/investor/financials/annual/2002/2002text.pdf.

Property Office ("CIPO"). The invention claimed is a rules-based system for print management that improves upon prior art by adapting to end-user behaviour.

Whereas previous rules-based systems take the same action every time a rule fires, regardless of how the user responds, Preo's invention learns from its interactions with the end-user. Thus, if a user consistently ignores a rule, the system can escalate enforcement. On the other hand, if the user almost always complies, the system may ignore occasional violations.

To accomplish this adaptively, Preo's invention augments conventional print management rules with "meta-rules", which examine the end-user's history of compliance with a rule. A meta-rule may apply to one rule or a group of rules related to a policy (e.g. all cost-reduction rules).

Preo filed a provisional patent application with the USPTO on May 1, 2007, and a full application claiming priority on April 25, 2008 in both the United States and Canada. Based on typical USPTO and CIPO timelines, we would expect publication of the patent application for public comment (thus, disclosure to competitors) by December 2008 and completion of patenting by mid-2010. Our search of prior art did not reveal any existing print management system with adaptive capabilities. Under U.S. and Canadian patent laws, enforcement of our patent rights cannot occur until a patent is actually issued. However, there are provisional rights which allow a patent owner to claim a reasonable royalty for infringing acts which occur between the publication of a patent application and its issuance.

Preo has a number of Trademarks and relies heavily on copyright and trade secret laws as well as confidentiality agreements and technical measures, to establish and protect its license rights and proprietary rights.  As part of its confidentiality procedures, Preo generally enters into confidentiality and non- disclosure agreements with its employees and consultants and limits access to and distribution of its documentation and other proprietary information.

A list of the granted trademarks can be found below.

Canada

PREO    Granted May 30, 2006   TMA665,278

PREO SOFTWARE INC.  Granted May 2, 2006  TMA663,552

PRINTELLIGENCE  Granted March 27, 2006  TMA661,503

United States

PRINTELLIGENCE Granted October 10, 2006  3,153,314

DIVIDEND RECORD AND POLICY

Preo has not declared or paid any dividends on any shares since its incorporation, and does not foresee the declaration or payment of any dividends on the Preo Shares in the near future.  Any decision to pay dividends on the Preo Shares will be made by the board of directors on the basis of Preo's earnings, financial requirements and other conditions existing at such future time and which the Preo directors consider appropriate in the circumstances.

SELECTED FINANCIAL INFORMATION
AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Information

The following summarizes Preo's historical financial results during the period indicated:

	Three Months Ended	Fiscal Periods Ended
	March 31, 2008(2)	December 31, 2007	December 31, 2006(3)	March 31, 2006(3)

Total revenues	5,187	34,031	17,022	91,864
Total revenues, net of royalties	5,187	34,031	17,022	91,864

Net loss	(671,516)	(1,505,607)	(564,064)	(1,362,539)
Net loss per share ($)
- basic	(0.06)	(0.16) (1)	(0.09) (1)	(0.44) (1)
- diluted	(0.06)	(0.16) (1)	(0.09) (1)	(0.44) (1)

Cash flow from operations	(527,588)	(1,369,653)	(467,237)	(1,302,958)

Total assets	477,548	345,236	779,222	440,196

Working capital (deficiency)	(581,682)	97,308	579,117	300,608
Long term debt	Nil	Nil	Nil	Nil

Shareholders' equity	(474,366)	174,013	650,951	364,763

Number of shares outstanding	10,332,022	10,332,022	7,829,122	3,629,122

Notes:

(1)

Net loss per share figures are audited.

(2)

Unaudited.

(3)

Following the fiscal year ended March 31, 2006, Preo changed its year end from March 31 to December 31 resulting in a nine-month transition fiscal period ending on December 31, 2006.

Management's Discussion & Analysis

The following management's discussion and analysis of financial condition and results of operations of Preo has been prepared by Preo and should be read in conjunction with the Preo Financial Statements set forth in Schedule 1 to this Appendix.

The following information has been prepared by management in accordance with Canadian GAAP.  All financial results are reported in Canadian dollars and production and reserve numbers are stated before crown or lessor royalties.  Cash flow from operations as used in this report represents cash flow from operating activities before changes in non-cash working capital and asset retirement obligations.  Preo's method of calculating cash flow from operations may differ from others in the industry.  Preo believes that cash flow from operations represents both an indicator of Preo's performance and a funding source for on-going operations.

The information contained herein contains forward looking statements and assumptions, such as those relating to results of operations and financial condition, capital spending, financial resources, commodity prices and costs of production.  By their nature, forward looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted.  The forward looking statements contained herein were prepared as of March 31, 2008 and are subject to change after this date.  Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward looking statements.

Review of Financial Results – Three Months Ended March 31, 2008 Compared to Three Months Ended March 31, 2007

Revenue

Preo generally receives cash up front for a 1 year or multi-year contract. Preo amortizes the cash received over the life of the contract and recognizes revenue on that basis. Recognizable revenue for this 3 month period was $5,187 as compared to $10,572 for the same period in the previous year. Last years revenues continued to be as a result of residual maintenance contracts while current year revenues are based on fees earned as a result of initial trial customers of the new product (branded Printelligence™  3.0 ("3.0")) converting to paying customers.

Expenses

Total expenses for the 3 month period ended March 31, 2008 reached $677,897 as compared to $457,997 for the same period in the previous year. The increase in expenses is directly related to the increased effort and focus on pre-commercialization and early commercialization efforts including hiring sales people, producing marketing materials and developing infrastructures and controls required for commercial launch and sales growth.   As well Preo does not capitalize its research and development expenditures and significant resources were deployed in developing the current go to market technology Printelligence™ 3.0. Preo expects to continue expending resources on sales and marketing initiatives as business traction occurs. The policy to expense research and development costs as incurred will continue going forward.

The comparative breakdown of particular expenses (as enumerated below) for the period is as follows:

	Three Months Ended March 31, 2008 (unaudited)($)	Three Months Ended March 31, 2007 (unaudited)($)
Expensed research and development costs
Consulting	189,421	182,908
Wages	161,280	124,375
Hosting	14,007	15,807
Sub-Total	364,708	323,090
General and administrative expenses
Advertising and promotion	26,056	1,567
Auto	2,675	601
Consulting	61,916	-
Interest and bank charges	164	106
Interest on convertible debenture	29,439	-
Office	13,057	5,076
Professional fees	11,200	9,916
Rent	15,900	14,739
Salaries and wages	99,221	64,531
Stock based compensation	23,137	6,456
Telephone	5,428	2,722
Travel	14,721	1,211
Amortization	10,275	27,982
Sub-Total	313,189	134,907
Total Expenses	677,897	457,997

Review of Financial Results – Year Ended December 31, 2007 Compared to Nine Months Ended December 31, 2006

Revenue

In 2006, Preo changed its year end from March 31 to December 31 resulting in a fiscal period with only nine months for the period ending December 31, 2006.  Recognizable revenue for the twelve months ending

December 31, 2007 was $34,031 as compared to $17,022 for the nine months ending December 31, 2006.  The revenues in 2006 was the result of residual maintenance contracts on a product that was end of lifted in 2006 while the revenues in 2007 were the result of paid trials of a new product that Preo was developing.  The cost of sales is minimal as Preo distributes its product as a download through the internet.

Expenses

Expenses for the year amounted to $1,555,053 as compared to $585,725 for the nine months in the previous annual fiscal period.  Preo stopped selling its only commercial product in 2006 and deployed significant R&D resources in 2007 to develop a second generation product that addressed the limitations and scalability issues encountered in the first product.  Of the $1.56 million dollars, almost $1 million was spent on research and development activities.  Preo expensed all research and development expenses as incurred resulting in a significant increase in fiscal year 2007.

The comparative breakdown of particular expenses (as enumerated below) for the period is as follows:

	Year Ended December 31, 2007 (audited)($)	Nine Months Ended December 31, 2006 (audited)($)
Expensed research and development costs
Consulting	616,092	247,872
Wages	541,512	263,688
Investment tax credit refund (SR&ED) March 31, 2005	-	(52,631)
Investment tax credit refund (SR&ED) March 31, 2006	-	(267,672)
Investment tax credit refund (SR&ED) December 31, 2006	(232,313)	-
Hosting	66,283	-
Sub-Total	991,574	191,257
General and administrative expenses
Advertising and promotion	53,870	13,243
Auto	5,259	6,228
Bad Debts	-	1,975
Consulting	5,390	14,270
Interest and bank charges	496	397
Office	24,685	25,039
Professional fees	56,924	52,642
Rent	47,352	25,350
Salaries and wages	249,787	184,405
Stock based compensation	31,012	19,568
Telephone	11,676	7,180
Travel	12,739	22,750
Amortization	64,289	21,421
Sub-Total	563,479	394,468
Total Expenses	1,555,053	585,725

Review of Financial Results – Nine Months Ended December 31, 2006 Compared to Year Ended March 31, 2006

Revenue

In 2006, Preo changed its year end from March 31 to December 31 resulting in a fiscal period with only nine months for the period ending December 31, 2006.  Recognizable revenue for this period was $17,022 as compared to $91,864 for the previous twelve months.  The majority of this revenue came from existing maintenance contracts for Printelligence 2.0.  Serious scalability issues were encountered in the widespread distribution 2.0 and as a result Preo scaled back its sales and marketing efforts and transitioned its resources and focus back to a research and development organization.

Expenses

Expenses for nine months ended December 31, 2006 reached $585,725 as compared to $1,442,502 for the twelve months ended March 31, 2006.  Even when accommodating for the shorter year, expenses were significantly lower as a result of Preo reducing its overhead and sales and marketing efforts and changing its focus to build a new, more robust product. Of the $585,725, $191,257 was expended in research and development activities.

The comparative breakdown of particular expenses (as enumerated below) for the period is as follows:

	Nine Months Ended December 31, 2006 (audited)($)	Year Ended March 31, 2006 (audited)($)
Expensed research and development costs
Consulting	247,872	14,983
Wages	263,688	519,381
Investment tax credit refund (SR&ED) March 31, 2005	(52,631)	-
Investment tax credit refund (SR&ED) March 31, 2006	(267,672)	-
Sub-Total	191,257	534,364
General and administrative expenses
Advertising and promotion	13,243	80,086
Auto	6,228	19,105
Bad Debts	1,975	9,777
Consulting	14,270	117,009
Interest and bank charges	397	898
Office	25,039	49,013
Professional fees	52,642	75,515
Rent	25,350	39,350
Salaries and wages	184,405	426,757
Stock based compensation	19,568	5,635
Telephone	7,180	20,855
Travel	22,750	32,040
Amortization	21,421	32,098
Sub-Total	394,468	908,138
Total Expenses	585,725	1,442,502

CONSOLIDATED CAPITALIZATION

The following table sets forth the capitalization of Preo as at December 31, 2007 and as at March 31, 2008.  The table should be read in conjunction with the Preo Financial Statements set forth at Schedule 1 to this Appendix.  See also the Amalco Pro Forma Financial Statements subsequent to the Arrangement attached at Schedule I to the Information Circular and the capitalization of Preo as of the Effective Date set forth in "Appendix J – Information Relating to Amalco Post Arrangement – Pro Forma Financial and Operational Information".

Description	Authorized	As at March 31, 2008	As at December 31, 2007

Preo Common Shares (1)	Unlimited	$103,254 (1,130,719 shares)	$103,254 (1,130,719 shares)
Preo Preferred Shares (1)	Unlimited	$3,845,671 (9,201,303 shares)	$3,845,671 (9,201,303 shares)
Contributed Surplus	N/A	$79,352	56,215
Preo January Debenture	N/A	$675,000(4)	Nil

Notes:

(1)

Each Preo Common Share and Preo Preferred Share has equal voting rights.

(2)

As at March 31, 2008, 1,459,676 Preo Options 4,352,500 were reserved for issuance under the Preo Option Plan and 1,459,676 Preo Options were outstanding.

(3)

As at March 31, 2008, Preo had a working capital deficiency of $581,682.

(4)

On May 19, 2008, the Preo January Debenture was supplemented by a further advance to Preo of $675,000 such that there is presently a principal amount of $1,350,000 outstanding pursuant to the Preo January Debenture.

DESCRIPTION OF SHARE CAPITAL

Preo is authorized to issue an unlimited number of Preo Common Shares and Preo Preferred Shares, of which 1,130,719 Preo Common Shares and 9,201,303 Preo Preferred Shares were issued and outstanding as at June 23, 2008.

Preo Common Shares

The holders of Preo Common Shares are entitled to receive notice of, and to one vote per share at, every meeting of Preo shareholders.

The holders of Preo Common Shares are entitled to equally receive such dividends as the board of directors of Preo declares upon the Preo Preferred Shares but no dividends may be declared on the Preo Common Shares to the exclusion of the Preo Preferred Shares.

Subject to the rights of the Preo Preferred Shares, the holders of Preo Common Shares shall, upon the liquidation, dissolution or winding-up of Preo, to share equally in the remaining property of Preo.

Preo Preferred Shares

The holders of Preo Preferred Shares are entitled to receive notice of, and to one vote per share at, every meeting of Preo shareholders.

The holders of Preo Preferred Shares are entitled to equally receive such dividends as the board of directors of Preo declares upon the Preo Common Shares but no dividends may be declared on the Preo Preferred Shares to the exclusion of the Preo Common Shares, provided that the holders of the Preo Preferred Shares shall have their declared dividends paid in full prior to the holders of Preo Common Shares having their declared dividends paid to them.

The holders of Preo Preferred Shares are entitled to priority on liquidation, dissolution or winding up such that upon the happening of a "Liquidation Event" (defined in the Articles of Preo to mean any of (a) the liquidation, dissolution or winding up of Preo, (b) the sale or licensing of all or substantially all of the assets of Preo, (c) a consolidation, merger, arrangement or amalgamation of Preo, and (d) a transaction resulting in voting control of Preo or certain other transactions deemed to be a "Liquidation Event" by at holders of at least 67% of the Preo Preferred Shares) such priority is to consist of:

(i)

preference over all other classes and series of shares of Preo and an entitlement to an amount equal to the amount paid for such share and any declared and unpaid dividends (the "Liquidation Amount"); and

(ii)

 after payment of the Liquidation Amount to the holders of all Preo Preferred Shares, the holders of all other classes and series of shares, including the Preo Preferred Shares, shall share and participate, on a pro-rata basis, in the distribution of the remaining property of Preo.

The holders of Preo Preferred Shares at any time, shall have the option to convert the Preo Preferred Shares into an equal number of Preo Common Shares.

The Preo Common Shares may not be subdivided, consolidated, split, reclassified or otherwise changed unless the Preo Preferred Shares or contemporaneously changed in the same proportion and in the same manner.

Preo will not, through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by Preo in accordance with the rights of the Preo Preferred Shares and will at all times in good faith assist in the carrying out of all the provisions of the rights of the Preo Preferred Shares and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Preo Preferred Shares against impairment.

OPTIONS TO PURCHASE SECURITIES

As at June 23, 2008, there are outstanding options to purchase an aggregate of 1,514,676 Preo Common Shares, representing 134% of the issued and outstanding Preo Common Shares and 14.6% of the issued and outstanding Preo Shares. The following table sets forth the options to purchase Preo Common Shares as at June 23, 2008 that are held by the executive officers, directors and employees of Preo:

Group	Number of Preo Common Shares	Exercise Price	Expiry Date
Executive Officers of Preo (3 officers)	452,676 450,000	$0.20 $0.45	2010-2011 2013
Directors who are not Officers of Preo (2 directors)	45,000	$0.20	2010-2011
Other Employees of Preo	135,000 64,000 20,000 30,000 255,000	$0.20 $0.223 $0.30 $0.40 $0.45	2011-2012 2010-2012 2011-2012 2012-2013 2013

It is presently contemplated that prior to Closing, Preo will grant an additional 195,000 Preo Options to certain directors and officers at exercise prices of $0.45 per share.

PRIOR SALES OF SECURITIES

There have been no issuances of Preo Shares during the twelve months preceding the date of the Information Circular other than as follows:

Date	Number of Preo Shares	Class	Price per Preo Share	Aggregate Issue Proceeds	Method of Sale and Consideration Received
January 2008	N/A (1)	N/A	N/A	$675,000	Private Placement - Cash

May 2008	N/A (1)		N/A	$675,000	Private Placement - Cash

Notes:

(1)

These placements refer to the Preo January Debenture, and the supplement thereto.

MARKET FOR SECURITIES

The Preo Shares are not listed or traded on any exchange.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Articles of Incorporation

The articles of Preo presently contain transfer restrictions such that no Preo Shares may be transferred without the approval of the directors of Preo, provided that approval of any transfer of shares may be given as aforesaid after the transfer has been effected upon the records of Preo, in which event, unless the said approval stipulates otherwise, the said transfer shall be valid and shall take effect as from the date of its very entry upon the books of Preo.

Preo Shareholders Agreement

Pursuant to a shareholders' agreement among Preo and certain holders of Preo Shares (the "Preo Shareholders' Agreement"), 8,265,608 Preo Shares, representing approximately 80% of the total issued and outstanding Preo Shares, are subject to escrow or similar provisions as follows:

Name	Number of Shares	Percentage of Class (%)	Percentage of Voting Shares (%)(1)(2)
John Givens	250,000 Preo Common Shares	22.1	1.91
James Gibbins	130,000 Preo Common Shares	11.5	0.99
Jillsar Inc.	677,586 Preo Preferred Shares	7.4	6.6
Randy Coates	677,586 Preo Preferred Shares	7.4	6.6
Brad Flock	153,625 Preo Preferred Shares	1.7	1.5
Dena Flock	103,625 Preo Preferred Shares	1.1	1.0
Foundation Equity Corporation	15,000 Preo Common Shares	1.3	0.1
	3,123,626 Preo Preferred Shares	33.9	23.8
	1,000,000 Convertible Debenture (3)	74.1(4)	6.7
			37.2(5)

Springbank TechVentures Canadian, L.P. and Springbank TechVentures International, L.P. (acting jointly by their general partner Springbank TechVentures GP Inc.) (5)	15,000 Preo Common Shares	1.3	0.1
	2,301,330 Preo Preferred Shares	25.0	17.5
			17.7 (5)

Ted Redmond	76,270 Preo Preferred Shares	0.8	0.7
Allan MacKenzie	314,540 Preo Preferred Shares	3.4	3.0
Sukhjinder Gill	2,889 Preo Common Shares	0.3	0.03
	22,941 Preo Preferred Shares	0.2	0.2
			0.2 (5)

Caine Chow	5,000 Preo Preferred Shares	0.05	0.05
Ian Graham	74,019 Preo Preferred Shares	0.8	0.7
First Yellowhead Equities Inc.	1,281,154 Preo Preferred Shares	13.9	9.8
	150,000 Convertible Debenture (3)	11.1 (4)	1.0
			11.8 (5)

Robert Ingram	93,750 Preo Preferred Shares	1.0	0.9
	100,000 Convertible Debenture (3)	7.4 (4)	0.7
			1.4 (5)

Craig Paul	93,750 Preo Preferred Shares	1.0	0.9
	100,000 Convertible Debenture (3)	7.4 (4)	0.7
			1.4 (5)

Kaizan Investment Group Ltd.	202,500 Preo Preferred Shares	0.8	0.7

Notes:

(1)

All Preo Common Shares and Preo Preferred Shares have equal voting rights.

(2)

See "Appendix I - Information Relating to Amalco Post Arrangement - Principal Shareholders" for principal shareholders of Amalco following completion of the Arrangement.

(3)

Describes principal amount advanced as portion of Preo January Debenture.

(4)

Percentage of principal sums advanced.

(5)

Assumes the conversion of the Preo January Debenture on the terms contemplated by the Arrangement.

The Preo Shareholders' Agreement contains provisions relating to the following:

(a)

the composition and election of directors of Preo;

(b)

restrictions on management of the Preo;

(c)

restrictions on the transfer of Preo Shares;

(d)

restrictions on the ability of Preo to issue additional treasury shares, such that, subject to certain exceptions, the above holders are granted rights of first refusal on any new issuances of Preo Shares;

(e)

rights of first refusal, such that the above holders of Preo Shares have, subject to certain exceptions, granted the other above holders, rights of first refusal on any transfers of such holders' Preo Shares to third parties;

(f)

piggy back rights, such that the above holders of Preo Shares have, subject to certain exceptions, granted the other above holders, rights to participate, on a pro rata basis, in any transfers of such holders' Preo Shares to third parties;

(g)

drag along rights, such that the above holders of Preo Shares have, subject to certain exceptions, granted the other above holders, rights to force the other above holders to participate in a transfer of such holders' Preo Shares to third parties, provided the holders initiating the transaction hold 67% or more of the Preo Shares; and

(h)

the automatic conversion of certain of the above holders Preo Preferred Shares into Preo Common Shares upon either (i) the consent of holders of at least 67% of the Preo Preferred Shares; or (ii) Preo completing a "Qualified IPO" (as defined in the Preo Shareholders' Agreement).

It is a mutual condition of the Arrangement Agreement that the Preo Shareholders' Agreement be terminated. Preo is seeking the unanimous consent of the parities to the Preo Shareholders' Agreement to approve such termination. The Preo Shareholders' Agreement provides that it may be terminated by the unanimous approval of the parties thereto, in the event of a "Qualified IPO" (as defined in the Preo Shareholders' Agreement, which the Arrangement will NOT constitute) or a "Liquidation Event" (as defined in the Preo Shareholders' Agreement). The Arrangement satisfies such definition of "Liquidation Event", such that even if the parties to the Preo Shareholders'

Agreement do not ultimately unanimously deliver approvals for the termination thereof, the Preo Shareholders' Agreement will be automatically terminated on the Arrangement closing and becoming effective.

Lock Up Agreements

It is a mutual condition of the Arrangement Agreement that certain significant shareholders of Preo, namely Foundation Equity Corporation, Springbank TechVentures Canadian, L.P. and Springbank TechVentures International, L.P. (acting jointly by their general partner Springbank TechVentures GP Inc.), First Yellowhead Equities Inc., Robert Ingram, David Edmonds and Randy Coates, will enter into lock-up agreements.  The terms of the lock-up agreements are to include, amongst other things, the above described shareholders to vote all Preo Common Shares and CDG Common Shares owned or controlled by them, as applicable, in favour of the Arrangement Resolution and consent to convert any Preo Preferred Shares and any interests in the Preo January Debenture owned or controlled by them into Preo Common Shares on or before the Effective Date.

Stock Exchanges

In the event that an application is made to the CNQ to accept the Arrangement, it is expected that pursuant to the policies of the CNQ that it shall be a condition of any such application that the securities of Amalco held by any "Principal" (as defined in the policies of the CNQ) of Amalco will be subject to escrow conditions. As at the date of this Information Circular, no such application has been made and there can be no assurance that any such application will be accepted on timely basis or at all. No stock exchange nor any securities regulatory authority has in any way passed upon the merits of the Arrangement or the content of this Information Circular. These anticipated conditions would apply to all directors and officers of Amalco as well as anyone holding 10% or more of the Amalco Common Shares.  Please refer to Appendix I – Information Relating to Amalco for descriptions of these persons. Based CNQ policies, the escrow conditions that would likely be imposed by the CNQ would be escrow requirements in accordance with National Policy 46-201 (Escrow for Initial Public Offerings) published by the Canadian Securities Administrators applicable to emerging issuers. These provisions would specify that applicable securities would be escrowed for 36 months with 10% of the securities released upon listing and six subsequent releases of approximately 15% every six months thereafter.

It is a mutual covenant of the parties to the Arrangement Agreement that Amalco shall make an application and otherwise use reasonable commercial efforts to have the Amalco Common Shares listed on the TSX-V (Tier 2) within 30 days following the closing of the Arrangements. Any such listing application will be subject to Amalco fulfilling all of the requirements of the TSX-V. As at the date of this Information Circular, no such application has been made and there can be no assurance that any such application will be accepted on timely basis or at all. No stock exchange nor any securities regulatory authority has in any way passed upon the merits of the Arrangement or the content of this Information Circular.

It is expected that pursuant to the policies of the TSX-V that it shall be a condition of any listing application on the TSX-V that the securities of Amalco held by any "Principal" (as defined in the policies of the TSX-V) of Amalco will be subject to escrow conditions.  These anticipated conditions would apply to all directors and officers of Amalco as well as anyone holding 10% or more of the Amalco Common Shares.  Please refer to Appendix I – Information Relating to Amalco for descriptions of these persons. There are a variety of potential escrow requirements that may be applied by the TSX-V.  For example, Principals of Tier 2 issuers on the TSX-V may be subject to value security escrow agreements or surplus security escrow agreements. Such value security agreements would specify that applicable securities would be escrowed for 36 months with 10% of the securities released upon listing and six subsequent releases of approximately 15% every six months thereafter. Such surplus security agreements would specify that applicable securities would be escrowed for 72 months with 1/18 (approximately 5.6%) of the securities released 24 months from listing and eight subsequent releases of approximately 10% every eight months thereafter.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and senior officers of Preo, no person or company owns of record or beneficially, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to any class of voting shares of Preo except as follows:

Name	Number of Shares	Percentage of Class (%)	Percentage of Voting Shares (%)(1)(2)
Michael Cote	250,000 Preo Common Shares	22.1	1.91
John Givens	250,000 Preo Common Shares	22.1	1.91
James Gibbins	130,000 Preo Common Shares	11.5	0.99
Innocentre (IC4)	127,820 Preo Common Shares	11.3	0.97
Foundation Equity Corporation	15,000 Preo Common Shares	1.3	0.1
	3,123,626 Preo Preferred Shares	33.9	23.8
	1,000,000 Convertible Debenture (3)	74.1(4)	6.7
			37.2 (5)

Springbank TechVentures Canadian, L.P. and Springbank TechVentures International, L.P. (acting jointly by their general partner Springbank TechVentures GP Inc.)	15,000 Preo Common Shares	1.3	0.1
	2,301,330 Preo Preferred Shares	25.0	17.5
			17.7 (5)

First Yellowhead Equities Inc.	1,281,154 Preo Preferred Shares	13.9	9.8
	150,000 Convertible Debenture (3)	11.1 (4)	1.0
			11.8 (5)

Notes:

(1)

All Preo Common Shares and Preo Preferred Shares have equal voting rights.

(2)

See "Appendix I - Information Relating to Amalco Post Arrangement - Principal Shareholders" for principal shareholders of Amalco following completion of the Arrangement.

(3)

Describes principal amount advanced as portion of Preo January Debenture.

(4)

Percentage of principal sums advanced.

(5)

Assumes the conversion of the Preo January Debenture on the terms contemplated by the Arrangement.

DIRECTORS AND EXECUTIVE OFFICERS

The following are the names, municipalities of residence, principal occupations, the number of voting securities beneficially owned, directly or indirectly, or over which each exercises control or direction held by each of the directors and executive officers of Preo:

Name and Municipality of Residence	Offices	Director Since	Number and Percentage of Preo Shares Beneficially Owned
Gary McCone Calgary, Alberta	President and Chief Executive Officer	N/A	0 (4) (0%)

Karim Teja Calgary, Alberta	Chief Financial Officer	N/A	0 (5) (0%)
David Edmonds Calgary, Alberta	Vice-President, Business Development	February 2005	677,586 (6) (7) (8) (4.96%)
Randy Coates Calgary, Alberta	Vice-President, Operations	N/A	677,586(7) (8) (4.96%)
Ian Graham Calgary, Alberta	Vice-President, Product Management	N/A	74,019 (9)
Shameer Dada Calgary, Alberta	Controller	N/A	0 (0%)
Shawn Abbott Calgary, Alberta	Chairman	February 2005	Nil (10)
Ted Redmond (1) Calgary, Alberta	N/A	February 2005	76,270 (8) (11) (0.56%)
Nathanael Glubish (1) Edmonton, Alberta	N/A	February 2005	Nil (12)
Earl Everall (1) Edmonton, Alberta	N/A	April 2008	Nil (13)

Notes:

(1)

Members of the Audit Committee.

(2)

Preo does not have an Executive Committee of the board of directors.

(3)

The term of office of all directors will expire on the date of the next annual meeting of holders of Preo Shares.

(4)

Also holds 450,000 Preo Options.

(5)

As incentive to hire Mr. Teja, Preo has agreed, subject to applicable regulatory and shareholder approval to issue 50,000 Preo Common Shares at a deemed price of $0.45 per share, comprising an incentive payment of $22,500.

(6)

Held by Jillsar Inc., a company wholly owned by Mr. Edmonds.

(7)

Also holds 226,338 Preo Options. It is contemplated that prior to Closing, will be granted an additional 75,000 Preo Options.

(8)

Holds Preo Preferred Shares.

(9)

Also holds 135,000 Preo Options.

(10)

Mr. Abbott is a director of the general partner of Springbank TechVentures Canadian, L.P. and Springbank TechVentures International, L.P. (acting jointly by their general partner Springbank TechVentures GP Inc.), which holds 15,000 Preo Common Shares and 2,301,330 Preo Preferred Shares, being an aggregate of 2,316,330 or 17.65% of the Preo Shares.

(11)

Also holds 30,000 Preo Options. It is contemplated that prior to Closing, will be granted an additional 15,000 Preo Options. Also entitled to acquire an additional 44,737 Preo Common Shares from another Preo Shareholder.

(12)

Also holds 15,000 Preo Options. It is contemplated that prior to Closing, will be granted an additional 15,000 Preo Options.

(13)

It is contemplated that prior to Closing, will be granted 15,000 Preo Options.

Each of the above named directors and officers have held the same principal occupation for the past five years except as described below along with additional details such as their responsibilities, relevant education and their experience in Preo's industry.

Gary McCone – President, Chief Executive Office

Calgary, Alberta

Age - 51

Mr. M cCone has served as Founder, Owner, President, Senior Vice President and Senior Executive Consultant and has enjoyed success in the business process at every stage.   From 1987-1992 he was co founder and

Senior Executive Consultant for PML INC. Satisfied clients include Bell Canada, Royal Bank, Northern Telecom, Banque Nationale and Canadian Liquid Air. From 1992-1998 he was co founder and President of Posicom Inc, one of Canada s largest switchless resellers of long distance services. In 1998 Posicom Inc. was sold to Calgary based Metronet Communications which subsequently acquired controlling interest in AT&T Canada where Mr. McCone assumed the position of President-Marketing, Carrier and Consumer Services until July 2000. From 2000-2007 he was appointed President and CEO of Ceres Inc. where he acquired invaluable experience in the manufacturing and retail sectors. Over his career Mr. McCone has been directly responsible for the inception of new business as well as operating existing firms effectively and ultimately selling a number of companies.

Since October 2007 Mr. McCone has and continues to occupy the position of President and CEO of Preo Software Inc.

Karim Teja – Chief Financial Officer

Calgary, Alberta

Age - 43

Mr. Teja joined Preo on June 2, 2008. Since September 2007, Mr. Teja has been a consultant advising pre-commercial and early commercial technology companies on financial, operational and strategic matters. From June 1999 to September 2007, Mr. Teja served as an officer of Imaging Dynamics Company Ltd., a TSX listed company. From June 1999 to June 2006 Mr. Teja was the Chief Financial Officer and from June 2006 to September 2007 he was the Chief Operating Officer. Mr. Teja was instrumental in transitioning the Company from a strictly R&D organization to a high growth company with revenues in excess of $30 Million and product installations and distribution partners in over 35 countries. Prior to Imaging Dynamics, Mr. Teja was the Chief Financial Officer and Chief Operating Officer of Erasoft Technologies Inc., a private software company where he helped negotiate a successful acquisition by Viasoft Inc., a NASDAQ listed company. Mr. Teja holds a Bachelors degree in Business Administration with honours from Simon Fraser University and an honours certificate from the Canadian Securities Institute. He received the designation of Certified General Accountant (CGA) in 1992.

Dave Edmonds – Vice-President, Business Development

Calgary, Alberta

Age - 52

Mr. Edmonds' career has spanned over 25 years in the information systems industry.  During this period, he was involved at a senior corporate level in the introduction and deployment of industry leading-edge products and services.  Well-respected within the industry, he received numerous awards for sales, marketing and management excellence.  He also published articles for trade publications and newsletters regarding advancements in new technologies.

Mr. Edmonds was previously employed at a senior level from 1977 to 1981 with NCR Corporation (NYSE:NCR), from 1981 to 1982 with SHL Systemhouse Inc. and from 1982 to 1989 with Computerland Corporation.  He directed the successful introduction of new computing concepts at each of these companies.  He was also responsible for the formation of four successful computer technology businesses.  Mr. Edmonds co-founded Burnt Sand Solutions Inc. in April 1995.  Since that time the company has expanded into a full-service systems integration e-business company trading on the TSX with the name Burntsand, Inc. (TSX:BRT).  Prior to joining Preo, Mr. Edmonds was providing strategic and financial consulting assisting to start up technologies firm as an investor and board member.

Mr. Edmonds holds a Marketing degree from Humber College Applied Arts and Technology.

Randy K. Coates – Vice-President, Operations

Calgary, Alberta

Age - 46

As Vice-President, Operations at Preo , Mr. Coates is responsible for coordinating, administering and controlling Preo's o verall operations.  He is also responsible for h uman resources and some marketing functions in the firm.   Randy has held this position since February 2005.

Prior to joining Preo, Mr. Coates was founder, Director, and Vice-President for a TSX listed technology company, Burntsand Inc.  Randy co-founded Burntsand in April 1995 and continued working there until he returned to graduate school in September 2001.

Mr. Coates holds both a Bachelors of Commerce (1986) and a M BA (2001) from the University of Calgary.

Ian Graham– Vice-President, Product Management

Calgary, Alberta

Age - 42

As Vice-President, Product Management, Mr. Graham is responsible for developing and delivering the product strategy for Preo.  In this role, he oversees the software development and engineering of products within Preo.

Mr. Graham has over 15 years of senior management and software development experience within the software and energy sectors.  Prior to joining Preo, he was Senior Manager of Engineering with Symantec Corporation (Nasdaq: SYMC), the world leader in security software.  While at Symantec he led teams responsible for delivering two of Symantec's commercial products.

As Vice-President, Product Management, Mr. Graham is responsible for developing and delivering the product strategy for Preo.  Mr. Graham joined Preo April 2006.

Prior to joining Preo, Mr. Graham served as Senior Manager of Engineering (2004 – 2006) for Symantec Corporation (Nasdaq: SYMC), the world leader in security software. While at Symantec he led teams responsible for delivering two of Symantec's commercial products.

Prior to joining Symantec, Mr. Graham held several positions with EnCana Corporation (TSX/NYSE:ECA) (1995 – 2003), formally PanCanadian Energy.  During his time at EnCana, Mr. Graham held increasingly progressive roles including: Team Lead for the IT Pipeline division (2002 – 2003), e-Business Architect (2001 – 2002), Team Lead Finance for CP Ships systems redevelopment (seconded from PanCanadian) (2000) and Senior Developer (1995 – 1999).

Mr. Graham holds a Bachelors of Science (1990) from the University of Calgary.

Shameer Dada – Controller

Calgary, Alberta

Age - 41

Mr. Dada is Vice President, Operations of Wellpoint Health Services. He served as President of Starpoint Health Corp. from 2003 to 2008 leading the business in growth of over 400% in 5 years. Prior to that, he was Chief Financial Officer of HPM Group Inc., a Calgary based health company, from August 2002 until July 2003, and previously served as Director of Finance for Burntsand Inc., an e-business integrator with various locations throughout North America. He has also consulted for many public companies, including AMCI, a wireless technology company based in Colorado.

Mr. Dada performs his duties as the Controller for Preo on a part-time basis.

Shawn Abbott – Chairman of the Board

Calgary, Alberta

Age - 42

As a technologist, entrepreneur, executive, venture capitalist and educator, Mr. Abbott has over twenty years experience in the information technology business.  He is a Partner with iNovia Capital, a venture capital fund focused on seed and early stage technology companies, and was a founding Partner with SpringBank TechVentures (2000-present).

Mr. Abbott served as the Chief Scientist (1994-1997), Chief Technology Officer (1997-2000) and then as the President (2001-2004) of Rainbow Technologies, Inc. (Nasdaq:RNBO), leading the company to a merger transaction with  SafeNet Inc. (Nasdaq:SFNT) at a value of nearly US$500 million.

Mr. Abbott established and built the AND group (1988-1994), which pioneered the encryption-based CD-ROM software distribution system used on several million discs. Under his leadership, AND was consistently profitable, grew to twenty staff and ultimately sold to Rainbow Technologies, Inc. Mr. Abbott was the founder and President of MacVONK Canada Inc., a small Canadian software re-publisher (1991-1993).

Mr. Abbott has served on the Board of Directors for Valimo Wireless Oy (2002-2007), Idelix Software Inc. (2004-2007), Rainbow KK (2001-2004), Rights Market Inc. (TSX-V:RTS, 2000-2004), Madenta Inc. (1998-1999, later TSX-V:MA), and StoresOnline.com (1997-1998, until sale to Netgateway, Inc. (Nasdaq:NGWY)).

Mr. Abbott is an accomplished public speaker, having presented at more than one hundred conferences on Internet security and business topics, and taught software design courses in several countries. He holds a patent as a principle inventor of the USB Key, has written numerous articles and feature pieces for industry publications, and contributed the chapter on hardware cryptography to McGraw Hill's, "ICSA Guide to Cryptography".

Mr. Abbott is a member of the Venture Capital Association of Alberta executive, and chaired the Banff Venture Forum in 2004 and 2005. He holds a B.Sc. in physics from the University of Alberta and maintains currency as a Canadian commercial helicopter pilot (CPL(H)).

Ted Redmond - Director

Edmonton, Alberta

Age - 46

Mr. Redmond is a Vice-President for McCoy Corporation (TSX:MCB), a public company operating in 3 segments, energy products and services, trailer manufacturing and truck and trailer products and services.  Mr. Redmond is responsible for the Energy Products and Services Segment, overseeing the operations of Farr Canada, Rebel Metal Fabricators Ltd., Inotec Coatings and Hydraulics Inc., Superior Manufacturing & Hydraulics Inc. and Precision Die Technologies, LLC.  Mr. Redmond joined McCoy in 2006 and was appointed as an officer in September 2007.  He has more than 25 years of operating, transactional and business advisory experience in high tech and energy sectors.

Mr. Redmond has operating leadership experience as CEO, President and Divisional VP.  This includes six years as President of Surface Engineered Products and Westaim Coating Solutions. Mr. Redmond's CEO roles also include having successfully turned around a number of technology companies for their private equity investor owners including Lacent Technologies and Clean Air Power.  Clean Air Power was a San Diego based industrial technology company that subsequently went public on the London Stock Exchange (i.e. AIM).  Mr. Redmond has management, operations and R&D experience with technology companies including 3Com Corporation (Nasdaq:COMS), Northern Telecom Limited (now Nortel Networks Corporation (TSX:NT)) in Ottawa, and a telecommunications business subsequently purchased by Alcatel-Lucent (NYSE:ADR).

Mr. Redmond has led software, high-tech, and telecommunications companies through successful M&A and Financing transactions both as an advisor and as a CEO.  For example, Mr. Redmond was the M&A advisor on the successful sale of Ottawa based Symagery to a strategic buyer in the imaging software/hardware space, Psion

Teklogix.  He also led Lacent Technologies Inc. through a sale to Lectra, SA of France. He is also on the Board of two non-profit organizations including Alberta Alpine the organization overseeing competitive alpine skiing in Alberta. Mr. Redmond was involved as a company advisor in the venture capital financing of GotaCopy, the predecessor company to Preo Software.

Mr. Redmond has an MBA from Stanford Business School, a M.Sc. in Electrical Engineering from the University of Toronto, and a B.Sc. in Computer Engineering from the University of Alberta.

Nathanael (Nate) Glubish - Director

Edmonton, Alberta

Age - 26

Mr. Glubish is the Manager of Planning and Development for the Energy Products & Services Division with McCoy Corporation (TSX:MCB).   His role includes working on mergers and acquisitions, and strategic planning.

Prior to his position with McCoy Corporation, Mr. Glubish worked for four years (May 3, 2004 – April 30, 2008) at Foundation Equity Corporation , where he held positions including Business Analyst and Portfolio Manager.  Foundation Equity Corporation is a venture capital firm based in St. Albert, Alberta.  Mr. Glubish's roles at Foundation Equity Corporation included performing due diligence research on potential investments, negotiating investment transactions, and preparing financial proposals.  Mr. Glubish also negotiated secured mortgage and lease contracts for certain Foundation Equity Corporation real estate transactions.

In addition to his role with Preo, Mr. Glubish sits as a Director and Corporate Secretary of Tanks-A-Lot Ltd., an Edmonton-based manufacturer of concrete storage tanks.

Mr. Glubish completed his Bachelor of Commerce, Finance at the University of Saskatchewan.

Earl Everall - Director

Edmonton, Alberta

Age - 55

Mr. Earl Everall is currently active as a venture capitalist holding a position of director for the past 13 years with Foundation Equity Corporation, an investor in emerging software and biotechnology companies as well as main stream product and service industries. He also manages a portfolio of investments in private companies within both the Environmental and Road Building industries; Enviro West Inc. and South Rock Ltd. being foremost.

For 25 years Mr. Everall was an Owner, President and CEO of Everall Construction Limited, a leader in  Alberta’s  road building industry. Everall Construction Limited was eventually sold to E. Construction Ltd in 2000.

Mr. Everall is well respected within the Alberta business community having served as a director and a chairman of the Alberta Road Building and Heavy Construction Association from 1987 to 1993. He was also a  Finalist for the Entrepreneur of the Year Award in 1999.

Mr. Everall holds a B.A. in Economics from the University of Alberta.

The number of Preo Shares beneficially owned, directly or indirectly, by all of the directors, officers and senior management of Preo as of June 23, 2008 is 30,000 Preo Common Shares and 6,930,417 Preo Preferred Shares representing approximately 67% of the issued and outstanding Preo Shares.  A further 947,676 Preo Options, exercisable into an additional 947,676 Preo Common Shares are owned collectively by all of the directors, officers and senior management of Preo as of June 23, 2008.  It is presently contemplated that prior to Closing, Preo will grant an additional 195,000 Preo Options to certain directors and officers at exercise prices of $0.45 per share.

Cease Trade Orders or Bankruptcies

No current or proposed director of Preo is or has been, within the past ten years,

(a)

a director, chief executive officer or chief financial officer of any company (inclusive of Preo) that:

(i)

was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions under securities legislation for a period of more than 30 consecutive days (an "Order") while the current or proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the current or proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)

a director or executive officer of any company (inclusive of Preo) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No current or proposed director or officer of Preo or a personal holding company of any such person has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold such person's assets.

Penalties or Sanctions

No current or proposed director or officer has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Preo will be subject to in connection with the operations of Preo.  In particular, certain of the directors and officers of Preo are involved in managerial or director positions with other software companies whose operations may, from time to time, be in direct competition with those of Preo or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Preo.  See "Directors and Officers" in this Appendix.  In accordance with the ABCA, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with Preo are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.  In addition, the directors are required to act honestly and in good faith with a view to the best interests of Preo. Certain of the directors of Preo have either other employment or other business or time restrictions placed on them and accordingly, these directors of Preo will only be able to devote part of their time to the affairs of Preo.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Preo has two named executive officers, the Chief Executive Officer and Chief Financial Officer (the "named executive officers") for the year ended December 31, 2007.

	Annual Compensation			Long-Term Compensation
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation(1) ($)	Securities Under Options (#)	All Other Compensation ($)
Gary McCone (2) President and Chief Executive Officer
2007	Nil (3)	Nil	20,000	450,000	Nil
David Edmonds (2) President and Chief Executive Officer
2007	85,000	Nil	Nil	226,338	Nil
2006 (4)	72,000	Nil	Nil	226,338	Nil
2006 (5)	60,000	Nil	Nil	126,338	Nil

Shameer Dada (5) Vice President Finance, Chief Financial Officer and Secretary
2007	24,000	Nil	Nil	Nil	Nil
2006 (4)	24,000	Nil	Nil	Nil	Nil
2006 (4)	24,000	Nil	Nil	Nil	Nil

Notes:

(1)

The aggregate amount of perquisites and other personal benefits, securities or property received by each of Preo's named executive officers during the most recently completed financial year was not greater than the lesser of $50,000 and 10% of the total annual salary and bonus paid to the executive officer.

(2)

Mr. Gary McCone replaced Mr. David Edmonds as President and Chief Executive Officer in November of 2007.

(3)

Mr. McCone's base salary is $120,000 per year.

(4)

Following the fiscal year ended March 31, 2006, Preo changed its year end from march 31 to December 31 resulting in a nine-month transition fiscal period ending on December 31, 2006.

(5)

Mr. Karim Teja replaced Mr. Shameer Dada as Chief Financial Officer in June of 2008.

Preo Options Granted During the Year Ended December 31, 2007

No Preo Options were granted to any named executive officer during the year ended December 31, 2007.

Aggregate Preo Options Exercised During the Year Ended December 31, 2007 and Year End Option Values

No Preo Options were exercised by any of the named executive officers during the fiscal year ended December 31, 2007.

Employment Contracts

There are no termination of employment or change of control plans or other employment arrangements with any of the executive officers, except as described under "Stock Option Plan" in this Appendix.

Other

Preo does not have any retirement plans, pension plans or other forms of retirement compensation for its employees.

Compensation of Directors

Preo has not established an annual retainer fee or attendance fee for directors.  However, Preo reimburses directors for all reasonable expenses incurred in order to attend meetings and may establish directors' fees in the future.

The directors of Preo do not receive any cash compensation for their services in their capacity as directors. Upon being appointed as a director, Mr. Ted Redmond was granted 30,000 Preo Options and Mr. Nate Glubish was granted 15,000 Preo Options at an exercise price of $0.20 per share under the Preo Option Plan. See "Stock Option Plan" in this Appendix.

Equity Compensation Plan Information

Details of the Preo Option Plan as at December 31, 2007 are set forth below:

Plan Category	Number of Preo Shares to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding Preo Options ($)	Number of Preo Shares remaining available for future issuance under Preo Option Plan (#)
Equity compensation plans approved by security holders	Nil	Nil	Nil
Equity compensation plans not approved by security holders	858,509	0.22	174,692
TOTAL	858,509	0.22	174,692

STOCK OPTION PLAN

Effective February 4, 2005, Preo adopted a stock option plan (the "Preo Option Plan") under which options to purchase Preo Common Shares may be granted to directors, officers, employees and consultants of Preo and its subsidiaries.  The Preo Option Plan is administered by the Preo Board.  The granting of options under the Preo Option Plan is in the discretion of the board of directors of Preo.  The exercise price, term and vesting of options are determined by the board of directors of Preo at the time of grant.  Upon a Sale Event of Preo (as defined in the Preo Option Plan), all unexercised options, whether vested or not, become exercisable for a period of thirty days after the Sale Event.  All options not exercised by such date shall automatically terminate in accordance with the provisions of the Preo Option Plan.  The Arrangement is not a Sale Event for the purposes of the Preo Option Plan.

The Preo Option Plan authorized Preo's board of directors to grant options to purchase up to 1,033,201 Preo Common Shares (an amount representing 10.0% of the outstanding Preo Shares immediately after the Preo Option Plan was approved).  At June 23, 2008, a total of 858,509 Preo Common Shares remain reserved for issuance under the Preo Option Plan.  The term of options granted shall be determined by the Preo Board in its discretion, to a maximum of five years from the date of the grant.

The price per share at which Preo Common Shares may be purchased under the Preo Option Plan, as may be adjusted pursuant to the provisions of the Preo Option Plan, shall be fixed by the Preo Board at the time the option is granted.

If any option granted under the Preo Option Plan shall expire or terminate for any reason without having been exercised, any unpurchased Preo Common Shares to which such options related will be available for the purpose of granting further options.

The Preo Option Plan was approved by the Preo Board prior to the completion of Preo's initial private placement financing in 2005.  Shareholder approval of the Preo Option Plan has not been required or obtained to date.  Preo does not have any other equity-based compensation plans.

Upon completion of the Arrangement and upon receipt of all necessary Shareholder and regulatory approvals, Amalco will implement the Amalco Option Plan, which will authorize the Amalco Board to issue stock options to directors, officers, employees, consultants or other service providers of Amalco and its subsidiaries.  A copy of the Amalco Option Plan is set out in Appendix K to the Information Circular and described in the Information Circular under "Other Matters Considered in the Arrangement Resolutions – Approval of the Amalco Option Plan - Amalco Option Plan". The proposed Amalco Option Plan has been developed in accordance with the TSX-V's policies on listed company share incentive arrangements.

There is a mutual covenant in the Arrangement Agreement that an application be made for the Amalco Common Shares to be listed and posted for trading on the TSX-V within 30 days of closing. Any such listing application will be subject to Amalco fulfilling all of the requirements of the TSX-V. As at the date of this Information Circular, no such application has been made and there can be no assurance that any such application will be accepted on timely basis or at all. No stock exchange nor any securities regulatory authority has in any way passed upon the merits of the Arrangement or the content of this Information Circular including the Amalco Option Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Management of Preo is not aware of any indebtedness outstanding to Preo by directors, executive officers and employees or former executive officers, directors and employees of Preo as at the end of the most recently completed financial year ended December 31, 2007 and thereafter.

AUDIT COMMITTEES AND CORPORATE GOVERNANCE

Audit Committee

In accordance with Multilateral Instrument 52-110 (Audit Committees), information on Preo's Audit Committee is provided in this section as prescribed by Form 52-110 F2 (Disclosure by Venture Issuers).

Audit Committee Charter

Preo's audit committee charter is attached as Schedule 2 to this Appendix G.

Audit Committee

Name and Office if any	Independent	Financially Literate
Earl Everall, Chairman	Yes	Yes

Ted Redmond	Yes	Yes
Nate Glubish	Yes	Yes

Relevant Education and Experience

Please refer to the background descriptions of each of Messrs. Redmond, Glubish and Everall in the section above "Directors and Executive Officers".

Audit Committee Oversight

At no time since the commencement of Preo's most recently completed financial year, was there a recommendation of the audit committee to nominate or compensate an external auditor that was not adopted by the board of directors.

Reliance on Certain Exemptions

At no time since the commencement of Preo's most recently completed financial year, has Preo relied on an exemption from MI 52-110 (Audit Committees), in whole or in part, granted under Part 8 of MI 52-110 (Exemptions).

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Services (By Category)

Financial Year	Audit Fees(1)	Audit-Related Fees	Tax Fees(3)	All Other Fees(4)
2007	$17,500	Nil	Nil	Nil
2006	$14,250	Nil	7,500	Nil

Notes:

(1)

Audit fees were for professional services rendered by Collins Barrow Calgary LLP for the audit of Preo's annual financial statements.

(2)

Audit-related fees were for assurance and related services rendered which reasonably related to the performance of the audit of the annual financial statements and are not reported under "Audit Fees" above. These services consisted of accounting consultations for quarterly reporting requirements.

(3)

Tax fees include tax compliance, tax advice and tax planning professional services.

(4)

Fees disclosed in the table above under the item "All Other Fees" relate to products and services other than the audit fees, audit-related fees and tax fees. In particular, the services consisted of accounting consultations in relation to product certification costs, corporate restructuring issues and sundry costs.

Corporate Governance

Corporate governance refers to the structures and processes employed by Preo to direct and manage its business and affairs, so as to best achieve Preo's objectives. Disclosure of Preo's corporate governance practices in accordance with National Instrument 58-101 (Disclosure of Corporate Governance Practices) is provided in this section as prescribed by Form 58-101F2 (Venture Issuers).

Board of Directors

The determination of independence of a director is made by the board of directors. A director is independent if it is determined that the director has no material relationship with Preo or any affiliates or the external auditors of Preo, either directly or indirectly, or as a partner, shareholder or officer of an entity that has a relationship with Preo.

Mr. Shawn Abbott is presently the chairman of the board of directors and Mr. Earl Everall is presently the chairman of the audit committee.  The board of directors has determined that the chairman of the board and the chairman of the audit committee are independent directors as they hold these positions on a part-time basis.

Out of the current board of five (5) directors, a majority (80%) of the directors are independent within the meaning of National Instrument 58-101.  The following one (1) director is not independent: Mr. Dave Edmonds.

Mr. Dave Edmonds is not independent as he is the Vice President, Business Development of Preo.

Since the beginning of Preo's most recently completed financial year ended December 31, 2007, the Board has held 6 meetings, at which all of the directors were present.

Each committee member is expected to attend each relevant committee meeting. There is no official attendance policy. At the conclusion of each board meeting, the independent directors hold meetings at which non-independent directors and members of management are not in attendance. Management evaluations, various matters of general concern, financing, third party engagements and various scientific and corporate development visions and planning are typically discussed. To the extent that it is necessary, the results of these discussions are communicated to the board and to management.

The board has separated the roles of Chairman and Chief Executive Officer since February of 2005

Neither Mr. Abbott nor Mr. Everall are, nor have they ever been, an executive officer of Preo.

Directorships

The following table shows the names of the reporting issuers (or equivalent) of which the directors or proposed directors presently hold a director position:

Name	Company	Jurisdiction	Market
Shawn Abbott	N/A	N/A	N/A
Ted Redmond	N/A	N/A	N/A
Nathanael Glubish	N/A	N/A	N/A
Dave Edmonds	N/A	N/A	N/A
Earl Everall	N/A	N/A	N/A

Orientation and Continuing Education

New directors are given an orientation program, which includes an information package, initial and subsequent meetings with management and the chairman of the board, tours of Preo's facilities and a seminar on Preo's science and potential products.

Any director wishing to attend a continuing education course identifies to the chairman the desire to attend such a course. The chairman then approves or disapproves the request.

Ethical Business Conduct

If a conflict arises at a board meeting, the affected director declares the conflict and refrains from discussion or voting on the matter in question. Conflict of interest guidelines are observed concerning transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

The board takes responsibility for establishing and reviewing Preo's system of corporate governance and its response to and compliance with any applicable regulatory guidelines. It is also responsible for preparing disclosure concerning corporate governance, and for developing and monitoring our general approach to corporate governance issues as they arise. Further, it assumes responsibility for assessing current members and nominating new members to the board and ensuring that all board members are informed of and are aware of their duties and responsibilities as directors.

The board takes responsibility for the adoption of adequate policies and procedures to allow the Corporation to meet our continuous disclosure requirements, manage the Corporation's principal risks, review the strategic plan on a timely basis, develop and monitor corporate policies relating to trading in securities, ensuring the board annually reviews organizational structure and succession planning, reviews areas of potential personal liability of directors and ensures reasonable protective measures are in place and causes the board to annually review its definition of an independent director.

The board expects new directors to abide by the same standards and time commitments described above for all other directors.

The last date on which new directors were appointed was March 14, 2008. The board does not keep a formal list of potential directors. If the directors decided that they needed a new director they would develop such a list. The core competencies of any new director would be determined by the board on a case by case basis depending on which existing board member was to be replaced or what perceived area of expertise needed to be addressed. Any time a potential new director is considered for nomination to the board, that person would be interviewed by selected members of the board and possibly other directors to determine suitability regarding qualifications, commitment and time devotion. A consensual decision would be made. The current board number of 5 persons has been satisfactory for decision making processes and the expectation is that following the Meeting the Amalco board number of 5 will likewise be satisfactory.

Compensation

The board is responsible for reviewing management prepared policies and compensation policies and guidelines for senior officers and management personnel, corporate benefits, incentive plans, evaluation of the performance and compensation of the Chief Executive Officer and other senior management, compensation level for members of the board of directors and committee members, a succession plan for the Chief Executive Officer and key employees and any material changes in human resources policy, procedure, remuneration and benefits.

The board reviews and approves the recommendations of senior management relating to the annual salaries, bonuses and stock option grants of the executive officers. The board gives final approval to compensation matters.

The Board is committed to the fundamental principles of pay for performance, improved shareholder returns and external competitiveness in the design, development and administration of its compensation programs. The board recognizes the need to attract and retain a stable and focused leadership with the capability to manage the Corporation's operations, finances and assets. As appropriate, the board recognizes and rewards exceptional individual contributions with highly competitive compensation. The major elements of our executive compensation program are salary, annual cash incentives and long-term incentives, through the granting of stock options.

In connection with determining base salaries, the board maintains an administrative framework of job levels into which positions are assigned based on internal comparability and external market data. Because of a lean organizational structure and potential growth in the international arena, the board's goal is to provide base salaries, for its top performing employees, that are competitive with our peers and which also recognize the differentials from such peers.

The board believes that employees should have a stake in our future and that their interest should be aligned with the interest of our shareholders. To this end, the board selects those executives and key employees whose decisions and actions can most directly impact business results to participate in the Preo Option Plan. Under the Preo Option Plan, officers, consultants, and key employees who are selected to participate are eligible to receive stock options that are granted subject to a vesting period determined by us and approved by the board to create a long-term incentive to increase shareholder value. Awards of stock options are supplementary to the cash incentive plan and are intended to increase the pay-at-risk component for officers and key employees.

Preo has employment agreements or remuneration arrangements with all of its executive officers. Each agreement or arrangement provides for salary, benefits, bonuses and incentive stock option grants for the executive officer, and for compensation if employment is terminated.

Other Board Committees

The board currently does not have any standing committees other than the audit committee and the compensation committee.  The compensation committee presently consists of Messrs. Abbott, Redmond and Glubish.

Assessments

The board currently does not have a formal process for assessing its effectiveness.

RISK FACTORS

The following are certain risk factors related to the business of Preo.  The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in the Information Circular.

Early Stage Development

Preo is at an early stage of development. There can be no assurance that Preo will meet its objectives with respect to product and partnering milestones. There is no assurance that Preo's business will be successful.

Market for Securities and Volatility of Share Price

There is presently no market for the Preo Shares. There is a mutual covenant in the Arrangement Agreement that an application be made for the Amalco Common Shares to be listed and posted for trading on the TSX-V within 30 days of closing. Any such listing application will be subject to Amalco fulfilling all of the requirements of the TSX-V. As at the date of this Information Circular, no such application has been made and there can be no assurance that any such application will be accepted on timely basis or at all. No stock exchange nor any securities regulatory authority has in any way passed upon the merits of the Arrangement or the content of this Information Circular.

Even if a market for the Preo Shares is obtained, a development for which there can be no assurance, a public trading market in Preo Shares having the desired characteristics of depth liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of Preo Shares at any given time, which presence is dependent on the individual decisions of investors over which Preo has no control.

Even if a market for the Preo Shares is obtained, a development for which there can be no assurance, there can be no assurance that an active trading market in Preo's securities will be established and sustained.  The market price, if any, for Preo's securities could be subject to wide fluctuations.  Factors such as announcements of quarterly variations in operating results and acquisition or disposition of properties, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of Preo.  The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Resolution of Product Deficiencies

Difficulties in product design, performance and reliability could result in lost revenue, delays in customer acceptance of Preo's products and/or lawsuits, and would be detrimental, perhaps materially, to Preo's market reputation.  Some product deficiencies are frequently found during the period immediately following the introduction of new products or enhancements to existing products.  Undetected software bugs or product performance problems may be discovered in the future.  Moreover, known errors which Preo considers minor may be considered serious by its customers.  If Preo's internal quality assurance testing or customer testing reveals performance issues and/or desirable feature enhancements, Preo could postpone the development and release of updates or enhancements to its current products or the release of new products.  Preo may not be able to successfully complete the development of planned or future products in a timely manner, or to adequately address product defects, which could harm Preo's business and prospects.  In addition, product deficiencies may expose Preo to liability claims for which Preo may not have sufficient liability insurance.  A successful suit against Preo could harm its business and financial condition.

Technological Change

The print management industry is susceptible to technological advances and the introduction of new products utilizing new technologies.  Further, the industry is also subject to changing industry standards, operating systems platforms, market trends and customer preferences, and to competitive pressures which can, among other things, necessitate revisions in pricing strategies, price reductions and reduced profit margins.  The success of Preo will depend on its ability to secure technological superiority in its products and maintain such superiority in the face of new products.  While Preo believes that its products will be competitive, no assurances can be given that the products of Preo will be commercially viable or that further modification or additional products will not be required in order to meet demands or to make changes necessitated by developments made by competitors which might render the products of Preo less competitive, less marketable, or even obsolete over time.  The future success of Preo will be influenced by its ability to continue to develop new competitive products.  Although Preo is committed to the development of new products and the improvement of its existing products, there can be no assurance that these research and development activities will prove profitable, or that products or improvements resulting there from, if any, will be successfully produced and marketed.  The print management industry is characterized by technological change, changes in user and customer requirements, new product introductions and new technologies and the emergence of new industry standards and practices that could render Preo's technology obsolete or have a negative impact on sales margins Preo's product may command.  Preo's performance will depend, in part, on its ability to enhance its existing products, develop new proprietary technology that addresses the sophisticated and varied needs of its prospective customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis.  The development of technology entails significant technical and business risks.  There can be no assurance that Preo will be successful in using new technologies effectively or adapting its products to customer requirements or emerging industry standards.

Patents and Proprietary Rights

Preo's success depends, in part, on its ability to obtain and maintain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent Preo's rights.  Preo has not yet obtained grants of patents in Canada and the United States.  There can be no assurance that Preo will develop proprietary products that are patentable, that any patents issued to Preo will provide it with any competitive advantages, that such patents will not be challenged by third parties, that the patents of others will not impede the ability of Preo to do business, or that third parties will not be able to circumvent Preo's patents, if any.  Furthermore, there can be no assurance that others will not independently develop products similar to those of Preo or design around the patented products developed by Preo.

A number of companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to or affect Preo's business.  Some of these technologies, applications or patents may conflict with Preo's technologies or patents, if any.  If patents that cover Preo's activities are issued to third parties, there can be no assurance that Preo would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology.  If Preo does not obtain such licenses, it could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.  In addition, Preo could incur substantial costs in defending itself in suits brought against it on patents it might infringe or in filing suits against others to have such patents declared invalid.  Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, Preo cannot be certain that it, or any licensor, was the first creator of inventions covered by pending patent applications or that it, or such licensor, was the first to file patent applications for such inventions.  Moreover, Preo might have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost to Preo, even if the eventual outcome were favourable to Preo.  There can be no assurance that a court will hold Preo's patents, if any, valid, or enforceable, or that a competitor's technology or product would be found to infringe such patents.

Additional Financing Requirements and Access to Capital

Preo anticipates ongoing requirements for funds to support the growth of its business.  Preo may seek to obtain additional funds for these purposes through public or private equity or debt financing, collaborative arrangements with other companies and/or other sources. There can be no assurance that Preo will be able to obtain such financing on terms acceptable to Preo or at all.

There can be no assurance that additional funding will be available at all or on acceptable terms to permit successful commercialization of Preo's products and there can be no assurance that Preo will earn the revenue necessary to support the continuing operations of Preo.

History of Operating Losses

Preo has accumulated net losses since inception.  Such losses are expected to decrease in the near term however there can be no assurance that Preo will generate positive net earnings in the future or at all.

Dependence on Collaborative Partners, Licensees and Others

Preo's strategies for the commercialization of certain of its products requires arrangements with corporate collaborators, licensors, marketing partners, licensees, consultants and others, and is dependent upon the subsequent success of these outside parties in performing their responsibilities.  Although Preo believes parties to such arrangements would have an economic motivation to perform their contractual responsibilities, the amount and timing of resources devoted to these activities may not be within the control of Preo.  In addition, there can be no assurance that collaborators will not pursue alternative technologies as a means of developing targeted by these collaborative arrangements, or that its collaborative arrangements will be successful.

Competition

Software development is intensely competitive in all its phases and involves a high degree of risk.  Preo competes with numerous other participants in the print management sector.  Preo's competitors include Equitrac, Pharos Systems and Print Audit, all companies that have substantially greater financial resources, staff and facilities than those of Preo.

Issuance of Debt

From time to time Preo may enter into transactions to acquire assets or the shares of other corporations.  These transactions may be financed partially or wholly with debt, which may increase Preo's debt levels above industry standards.  Depending on future development plans, Preo may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms.  Neither Preo's articles nor its by-laws limit the amount of indebtedness that Preo may incur.  The level of Preo's indebtedness from time to time could impair Preo's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Ability to Manage Growth

Preo may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls.  The ability of Preo to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expend, train and manage its employee base.  The inability of Preo to deal with this growth could have a material adverse impact on its business, operations and prospects.

Uncertainty of Global Financial Markets

On September 11, 2001, the United States was the subject of terrorist attacks resulting in significant loss of life and property damage.  The events of September 11, 2001 and the response of the United States and other nations have created an environment of uncertainty in global financial markets, the effect of which could have a material impact upon Preo, its business and its ability to finance operations.

Exchange Rate Fluctuations

Preo will transact the majority of its sales in U.S. dollars, while a large portion of Preo's operating expenses will be in Canadian dollars.  Preo has currently has no hedging programs in place to manage the potential exposure to fluctuations in the US/Canadian dollar exchange rate. Fluctuations in the US/Canadian dollar exchange rate will impact Preo's earnings and cash flows.

Implementation Delays

Most of Preo's customers may be considered early adopters of Preo's products and may encounter delays or other problems in the introduction of Preo's products.  A decision not to do so, or a delay in implementation, could result in a delay or loss of related revenue or could otherwise harm Preo's business and prospects.  Preo will not be able to predict when a customer that is in an early adopter use phase will adopt a broader use of Preo's products.

Reliance on Key Personnel

Preo's success depends in large measure on certain key personnel.  The loss of the services of such key personnel could have a material adverse affect on Preo.  Preo does not have key person insurance in effect for management.  The contributions of these individuals to the immediate operations of Preo are likely to be of central importance.  In addition, the competition for qualified personnel in the software development industry is intense and there can be no assurance that Preo will be able to continue to attract and retain all personnel necessary for the development and operation of its business.  Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Preo.

Key-Man Insurance

Preo has not purchased any "key-man" insurance with respect to any of its directors or officers to the date hereof. The loss of any key officer of Preo could have an adverse impact on Preo, its business and its financial position.

Conflicts of Interest

Certain of the directors and officers of Preo are engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such proposed directors and officers of Preo may become subject to conflicts of interest.  The ABCA provides that in the event that a director has an interest in a contract or agreement the director shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA.  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

Payment of Dividends Unlikely

There is no assurance that Preo will pay dividends on its shares in the near future or at all.

Lack of Product Diversification

In 2008, Preo will derive substantially all of its revenues from sales of Printelligence ™. If Preo should experience any problems, real or perceived, with product quality or acceptance of Printelligence ™, Preo's lack of product diversification could have a significant adverse impact on its net sales levels.

Shareholder Control

Some of the existing shareholders of Preo can presently exert considerable control over it, and may not make decisions that are in the best interests of all shareholders.  If certain shareholders act together, they may be able to exert a significant degree of influence over the management and affairs of Preo over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.  In addition, this concentration of ownership may facilitate or delay or prevent a change in control of and might indirectly affect the price of the Preo Shares, even when a change may or may not be in the best interests of all shareholders.  In addition, the interests of this concentration of ownership may not always coincide with Preo's interests or the interests of other shareholders and accordingly, such shareholders could cause Preo to enter into transactions or agreements, which it would not otherwise consider.

Income Taxes

Preo will file all required income tax returns and believes that it will be in full compliance with the provisions of the Income Tax Act (Canada) and all applicable provincial tax legislation.  However, such returns are subject to reassessment by the applicable taxation authority.  In the event of a successful reassessment of Preo, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.

Accounting Write-Downs as a Result of GAAP

Canadian GAAP require that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in the financial statements of Preo.  The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements.  Such non-cash charges and write-downs may be viewed unfavourably by the market and result in an inability to borrow funds and/or may result in a decline in the trading price of the Preo Shares.

Emerging GAAP surrounding hedge accounting may result in non-cash charges against net income as a result of changes in the fair market value of financial instruments.  A decrease in the fair market value of the financial instruments as a result of fluctuations in commodity prices and foreign exchange rates may result in a non-cash charge against net income.  Such non-cash charges may be temporary in nature if the fair market value subsequently increases.

Borrowing

Preo's lenders may be provided with security over substantially all of the assets of Preo.  If Preo becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, these lenders may foreclose on or sell Preo's properties.  The proceeds of any such sale would be applied to satisfy amounts owed to Preo's lenders and other creditors and only the remainder, if any, would be available to Preo.

Third Party Credit Risk

Preo is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, and other parties.  In the event such entities fail to meet their contractual obligations to Preo, such failures could have a material adverse effect on Preo and its cash flow from operations.

Operations Risks

Preo has never paid dividends and has no present intention to pay dividends.  Preo will be committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research.  Preo's business and prospects must be considered in light of the risks and expenses.  Such risks include the evolving and unpredictable nature of Preo's business, Preo's ability to anticipate and adapt to a developing market, acceptance by consumers of Preo's products and the ability to identify, attract and retain qualified personnel.  There can be no assurance that Preo will be successful in doing what is necessary to address these risks.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings involving Preo or its assets or subsidiaries as of the date of the Information Circular which management of Preo believes to be material to Preo, nor are any such proceedings known by Preo to be contemplated.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below, or elsewhere in the Information Circular, no director or executive officer of Preo or any other person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding shares of Preo, or any director or executive officer of such person or company (each, an "Informed Person") or any associate or affiliate of any Informed Person, had any material interest, direct or indirect, in any transaction since the commencement of Preo's last financial year or in any proposed transaction that materially affects or would materially affect Preo or any of its affiliates except their interest as holders of Preo Shares and Preo Options in the Arrangement.

1.

Pursuant to the Preo January Debenture, certain lenders have advanced an aggregate of $1,350,000 to Preo, such debenture bearing 15% interest and being convertible into Preo Common Shares upon certain events such as the happening of a subsequent financing or merger transaction on particular terms as described in the Preo January Debenture at a conversion price generally equivalent to the financing price or the treatment otherwise provided to the Preo Preferred Shares. Certain insiders of Preo participated in the Preo January Debenture, namely Foundation Equity Corporation (as to $1,000,000), a holder of 1.3% of the Preo Common Shares, 33.9% of the Preo Preferred Shares and 23.9% of the Preo Shares, First Yellowhead Equities Inc. (as to $150,000), a holder of 13.9% of the Preo Preferred Shares and Robert Ingram (as to $100,000), the President and a director of First Yellowhead Equities Inc.

2.

In relation to the Arrangement Agreement between Preo and CDG, First Yellowhead Equities Inc., a holder of 13.9% of the Preo Preferred Shares and one of the holders of the Preo January Debenture, as well as Robert Ingram, the President and a director of First Yellowhead Equities Inc. and also a holder of Preo Preferred Shares and one of the holders of the Preo January Debenture, and Kerry Brown a director of First Yellowhead Equities, are all also insiders of CDG. Specifically, First Yellowhead Equities Inc. is the single largest holder of CDG Common Shares (holding 4,259,582 or 10.5% thereof), Mr. Ingram also personally holds 1,496,000 or 3.65% of the CDG Common Shares and Uncas Production Corporation, a company of which Mr. Ingram is also a director and the president also holds 1,780,000 or 4.35% of the CDG Common Shares. Mr. Brown also personally holds 1,100,275 or 2.7% of the CDG Common Shares and CMW Management Inc., a company of which Mr. Brown is also a director and the president also holds 20,300 or 0.05% of the CDG Common Shares

3.

In relation to the Arrangement Agreement between Preo and CDG, an insider of Foundation Equity Corporation, a holder of 1.3% of the Preo Common Shares, 33.9% of the Preo Preferred Shares and 23.9% of the Preo Shares, is also an insider of CDG. Specifically, Kerry Brown, a director and the chairman of Foundation Equity Corporation is also a director of CDG and a director of First Yellowhead Equities Inc., the largest shareholder of CDG.

4.

Earl Everall and Nate Glubish were both appointed as directors of Preo on the basis of being nominees of Foundation Equity Corporation, which as noted above has material interests in transactions relating to Preo, including the Arrangement. Mr. Everall is a director and a shareholder of Foundation Equity Corporation and Mr. Glubish was, at the time of his original appointment, employed by Foundation Equity Corporation.

 See "Interests of Management and Others in Material Transactions" and "Related Transactions" in the Information Circular.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Preo are Collins Barrow Calgary LLP, Chartered Accountants, 1400, 777 8 Avenue S.W., Calgary, Alberta  T2P 3R5.

There is no registrar or transfer agent for the Preo Shares.

MATERIAL CONTRACTS

The only material contracts entered into, or to be entered into coincident with the Arrangement by Preo since incorporation, other than contracts in the ordinary course of business, are as follows:

(a)

the Preo Shareholders' Agreement;

(b)

the Preo January Debenture; and

(c)

the Arrangement Agreement;

Copies of these agreements will be available for inspection at the head office and registered office of Preo at 202, 3553 – 31st Street N.W., Calgary, Alberta T2L 2K7 during normal business hours from the date of this Information Circular until 30 days following completion of the Arrangement.

EXPERTS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of Preo by Bennett Jones LLP.  As of the date hereof, the partners and associates of Bennett Jones LLP hold less than 1% of the outstanding Preo Shares.

SCHEDULE 1

Preo Financial Statements

Preo Software Inc. Financial Statements March 31, 2008 (unaudited)

Preo Software Inc. (Incorporated under the laws of Alberta) Balance Sheets (unaudited)
	March 31,	December 31,
	2008	2007
Assets
Current assets
Cash	$260,831	$56,988
Term deposits	104,379	204,379
Accounts receivable	3,165	1,590
Prepaid expenses	1,857	5,574
	370,232	268,531
Deferred arrangement costs [note 2(e)]	17,506	-
Property and equipment (note 4)	78,601	65,496
Patent	11,209	11,209
	$477,548	$345,236
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$261,038	$160,910
Deferred revenue	6,626	10,313
Convertible debenture (note 5)	684,250	-
	951,914	171,223
Shareholders' Equity
Share capital (note 6)	3,948,925	3,948,925
Contributed surplus (note 7)	79,352	56,215
Deficit	(4,502,643)	(3,831,127)
	(474,366)	174,013
	$477,548	$345,236

Basis of presentation (note 1) Commitments (note 11) Subsequent events (note 12) Approved by the Board, (signed) "Shawn Abbott" , Director (signed) "David Edmonds" , Director

Preo Software Inc. Statement of Loss, Comprehensive Loss and Deficit (unaudited)
	Three Months Ended
	March 31,	March 31,
	2008	2007
Sales	$5,187	$10,572
Cost of sales	-	(3,524)
	5,187	7,048
Expenses
Advertising and promotion	26,056	1,567
Auto	2,675	601
Consulting	61,916	-
Interest and bank charges	164	106
Interest on convertible debenture	29,439	-
Office	13,057	5,076
Professional fees	11,200	9,916
Rent	15,900	14,739
Research and development (note 8)	364,708	323,090
Salaries and wages	99,221	64,531
Stock-based compensation (note 9)	23,137	6,456
Telephone	5,428	2,722
Travel	14,721	1,211
Amortization	10,275	27,982
	677,897	457,997
	(672,710)	(450,949)
Other income (loss)
Interest income	1,264	2,470
Foreign exchange loss	(70)	-
	1,194	2,470
Net loss and comprehensive loss	(671,516)	(448,479)
Deficit, beginning of period	(3,831,127)	(2,325,520)
Deficit, end of period	$(4,502,643)	$(2,773,999)
Net loss and comprehensive loss per share [note 6(c)]
Basic and diluted	$(0.06)	$(0.06)

Preo Software Inc. Statement of Cash Flows (unaudited)
	Three Months Ended
	March 31,	March 31,
	2008	2007
Operating activities
Receipts from customers	$(145)	$6,885
Cash paid to suppliers and employees	(528,707)	(413,416)
Interest receipts	1,264	2,470
	(527,588)	(404,061)
Financing activity
Net proceeds from convertible debenture	654,811	-
Investing activities
Proceeds on maturity of term deposits	100,000	-
Acquisition of term deposits	-	(205,750)
Acquisition of property and equipment	(23,380)	(16,549)
	76,620	(222,299)
Cash inflow (outflow)	203,843	(626,360)
Cash, beginning of period	56,988	702,523
Cash, end of period	$260,831	$76,163

Preo Software Inc. Notes to Financial Statements March 31, 2008 (unaudited)
1.	Basis of presentation

The interim financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis. The interim financial statements have been prepared following the same accounting policies and methods of application as the annual financial statements for the year ended December 31, 2007, except as outlined below. The disclosures provided below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended December 31, 2007.

These interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue to realize its assets and discharge its liabilities for the foreseeable future. In recent years, the Company has incurred substantial losses and has a substantial deficit at March 31, 2008, which may raise doubt as to the validity of this assumption. The Company is in the process of updating its software and pursuing marketing and distribution alternatives. Management believes that these efforts will ultimately be successful in allowing the Company to operate profitably. In the meantime, the continuing operation is dependent on the Company's ability to manage cash on hand and the continued support of its shareholders for financing.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.	Changes in accounting policies

(a) Financial instruments and hedging activities

Effective January 1, 2008, the Company adopted the following new Canadian Institute of Chartered Accountants (CICA) sections:

Section 1530, "Comprehensive Income";

Section 3855, "Financial Instruments – Recognition and Measurement";

Section 3865, "Hedges".

These new accounting standards provide requirements for the recognition and measurement of financial instruments and the use of hedge accounting. The standards have been adopted prospectively and as such the comparative financial statements have not been restated. The adoption of these Handbook sections had no impact on opening deficit.

Comprehensive income

Section 1530 establishes standards for the reporting and presenting of comprehensive income and other comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and other comprehensive income comprises revenues, expenses, gains and losses that, in accordance with generally accepted accounting principles, are recognized in comprehensive income but excluded from net income.

Financial instruments - recognition and measurement

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. All financial instruments must be classified as one of the following five categories; held-for trading; held-to-maturity instruments; loans and receivables; available-for-sale financial assets; or other financial liabilities. All financial instruments, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities measured at amortized cost, are reported on the balance sheet at fair value. Subsequent measurement and changes in fair value will depend on their initial classification. Available-for-sale financial assets are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings.

In accordance with this new standard, the Company has classified its financial instruments as follows:

• Cash and term deposits are classified as financial assets held for trading.

• Accounts receivable are classified as loans and receivables.

• Accounts payable and accrued liabilities and convertible debentures are classified as other financial liabilities.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. In accordance with Section 3855, transaction costs upon the issuance of debt instruments are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. This accounting treatment applies to the convertible debentures issued in the three-month period ended March 31, 2008 as the transaction costs were netted against the convertible debentures.

The Company did not classify any financial instruments as available-for-sale during the period and therefore no other comprehensive income was recorded.

Hedging

The Company currently does not utilize hedges or other derivative financial instruments in its operations and, as a result, the adoption of Section 3865 has no impact on the financial statements of the Company.

(b)	Financial instruments - disclosures and presentation

Effective January 1, 2008, the Company prospectively adopted CICA Handbook Section 3862 - "Financial Instruments - Disclosures" and Section 3863 - "Financial Instruments - Presentation", which replaced Section 3861 "Financial Instruments - Disclosure and Presentation". The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The disclosures required by these standards are provided in note 10.

(c)	Capital disclosures

Effective January 1, 2008, the Company prospectively adopted CICA Handbook Section 1535 - "Capital Disclosures". Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non- compliance. The disclosures required by this standard are provided in note 3.

(d)	Future pronouncements

Goodwill and Intangible Assets

As of January 1, 2009, the Company will be required to adopt CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. The purpose of these sections is to provide more specific guidance on the recognition of internally developed intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. The sections harmonize Canadian standards with International Financial Reporting Standards. The Company is assessing the impact these sections may have on the Company’s financial statements.

International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. As part of the plan, accounting standards in Canada for publicly accountable enterprises will converge with International Financial Reporting Standards ("IFRS") for reporting periods beginning on or after January 1, 2011. The planned convergence may have an impact on private companies. The Company continues to monitor and assess the impact of the convergence of Canadian GAAP and IFRS.

(e) Deferred arrangement costs

Deferred arrangement costs are carried at cost. These costs will be charged to costs of the acquisition of shares transaction (note 12) upon completion of the transaction or will be charged to earnings if the acquisition is not completed.

3.	Capital disclosures

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in order to support the research and development of intellectual properties. The Board of Directors does not establish a quantitative return on capital requirements for management but relies on the expertise of the Company's management to sustain future development of the business.

The Company's main products are still in the development stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned research and development of the products, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable.

The Company is not subject to externally imposed capital requirements.

4. Property, plant and equipment

		March 31, 2008
		Accumulated	Net Book
	Cost	Amortization	Value
Office equipment	$6,818	$4,090	$2,728
Computer equipment	143,349	94,761	48,588
Software	46,383	19,567	26,816
Furniture and fixtures	17,102	16,633	469
	$213,652	$135,051	$78,601

		December 31, 2007
		Accumulated	Net Book
	Cost	Amortization	Value
Office equipment	$6,818	$3,749	$3,069
Computer equipment	129,085	88,849	40,236
Software	37,266	18,712	18,554
Furniture and fixtures	17,102	13,465	3,637
	$190,271	$124,775	$65,496

5.	Convertible debenture

In January 2008, the Company issued a convertible debenture for $675,000 to their existing shareholders which is secured by intellectual property and bears interest at a rate of 15% compounded annually. Principal and interest are due in July 2008.

The convertible terms of the debenture include the requirement to complete a Period One Successful Financing or Period Two Successful Financing. Period One Successful Financing was not fulfilled, therefore leaving Period Two Successful Financing to be fulfilled. Successful financing includes the issuance of shares ("Share Financing") and/or an acquisition, merger, amalgamation or other business combination ("Merger Financing") that results in net proceeds of at least $3,000,000 and is approved in writing by lenders holding more than 70% of the outstanding principal. Period Two Successful Financing must have one or more Successful Financing(s) before July 2008.

The conversion price is equal to: a) the issuance price of the shares if a Share Financing is successful; b) the price per share paid for or allocated to the shares if a Merger Financing is successful; or c) the latest in time of the issuance price of shares if a Share Financing is successful or the price per share paid for or allocated to the shares if a Merger Financing is successful.

The principal sum and accrued interest at the closing date of the successful financing will automatically convert into fully paid and non-assessable shares at the conversion price.

On the date the debenture transaction was completed, it was determined that the value of the conversion feature was negligible and therefore no amount has been recorded to the equity portion in connection with the conversion feature. The convertible debenture was initially determined to be $654,811 as transaction costs of $20,189 were netted against the convertible debenture. The convertible debenture will accrete up to the face value over the term to maturity. Accretion of $8,079 has been recognized in interest expense for the three month period ended March 31, 2008.

6.	Share capital

(a) Authorized

Unlimited Class A voting common shares

Unlimited Class A senior convertible voting preferred shares, convertible into Class A voting common shares on a one-for-one basis

(b) Issued

	March 31,	December
	2008	31, 2007
Issued
1,130,719 Class A common shares	$103,254	$103,254
9,201,303 Class A preferred shares	3,845,671	3,845,671
	$3,948,925	$3,948,925

(c)	Per share amounts

Per share amounts have been calculated using the weighted average number of common shares outstanding, assuming the deemed conversion of the preferred shares into common shares, as follows:

	Three Months Ended March 31,
	2008	2007
Weighted average basic and diluted	10,332,022	7,829,123

For the three-month periods ended March 31, 2008 and 2007, all stock options and convertible debentures outstanding were not included in the diluted calculation as their inclusion would have been anti-dilutive.

7. Contributed surplus

The following table reconciles the Company's contributed surplus:

Balance, December 31, 2007	$56,215
Stock-based compensation	23,137
Balance, March 31, 2008	$79,352

8. Research and development

	Three Months Ended March 31,
	2008	2007
Consulting	$189,421	$182,908
Wages	161,280	124,375
Hosting	14,007	15,807
	$364,708	$323,090

9.	Stock-based compensation

A summary of the Company's stock option plan as at March 31, 2008 is as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price
Outstanding, December 31, 2007	858,509	$0.22
Granted	650,000	0.45
Expired	(48,833)	0.20
Outstanding, March 31, 2008	1,459,676	$0.32
Exercisable, March 31, 2008	568,469	$0.22

Of the options outstanding at March 31, 2008, 675,000 are exercisable at $0.45 per share and have a weighted average remaining contractual life of 4.81 years; 55,000 are exercisable at $0.40 per share and have a weighted average remaining contractual life of 4.47 years and 729,676 are exercisable at $0.20 per share and have a remaining average contractual life of 3.09 years. The options exercisable at March 31, 2008 have a weighted average remaining contractual life of 2.48 years.

The weighted average fair value of stock options granted during the three-month period ended March 31, 2008 of $0.37 per option was estimated on the date of grant using the Black-Scholes option pricing model with a risk free interest rate of 3.10% to 3.76%, an expected life of five years and an expected volatility of 130%, with no dividends expected to be paid during the term of the options. Previously, the Company used a 0% volatility as this is allowable for private companies. However, given the fact that the Company plans to become listed on the TSX Venture Exchange pending the acquisition of shares as disclosed in note 12, the Company has assumed an expected volatility of 130% for purposes of valuing stock options granted during the three-month period ended March 31, 2008.

10.	Financial instruments and risk management

(a) Fair values

The fair values of the Company's cash, term deposits, accounts receivable, accounts payable and accrued liabilities and convertible debenture approximate their carrying values because of their short-term nature or because they bear interest at market rates.

	(b)	Liquidity risk

Liquidity risk relates to the risk the Company will encounter difficulty in meeting obligations associated with financial liabilities. The financial liabilities on its balance sheet consist of accounts payable and accrued liabilities, and convertible debenture. Management closely monitors cash flow requirements to ensure that it has sufficient cash on demand to meet operational and financial obligations. See note 1 for further discussion.

	(c)	Market risk

Market risk is the risk that changes in market prices, foreign exchange rates, and interest rates will affect the Company's net earnings or the value of financial instruments. These risks are generally outside the control of the Company. The objective of the Company is to mitigate market risk exposures within acceptable limits, while maximizing returns. The Company has not entered into any contracts to mitigate these risks to date but may consider these options as part of their risk management.

	(d)	Interest rate risk

The Company is exposed to interest rate price risk to the extent that the term deposits and convertible debenture are at fixed interest rates.

	(e)	Foreign currency risk

A portion of the Company's cash and accounts payable and accrued liabilities are denominated in U.S. dollars. Consequently, the Company is subject to the risk of fluctuating exchange rates.

11.	Commitments

The Company has renewed a one-year sublease for office space starting January 1, 2008. The cost is $4,000 per month, including expenses, for a total of $48,000 per year.

The Company has also renewed a one-year contract with a supplier to host the Company's web-based application starting December 15, 2007. The total amount committed is $56,028 for the year.

12.	Subsequent events

Convertible debenture

In May 2008, the Company issued a convertible debenture for $675,000 to its existing shareholders based on the same terms, including conversion terms, as the convertible debenture entered into in January of 2008 (note 5). The debenture is secured by intellectual property and bears interest at a rate of 15% compounded annually. Principal and interest are due January 2008, six months from the original date of the agreement in January 2008.

Arrangement Agreement

The Company is pursuing an arrangement with CDG Investments Inc. ("CDG") that will result in an amalgamation whereby CDG would acquire all of the outstanding common and preferred shares of the Company in exchange for shares in CDG. This transaction would be accounted for as a reverse takeover as after the amalgamation, the existing shareholders of the Company will control 74% of the amalgamated entity. This arrangement will result in a combination of CDG and the Company as a single operating business and will continue to operate under the name Preo Software Inc.

CDG is currently listed on the NASDAQ OTC BB and CNQ exchanges, however, upon agreement to this arrangement, CDG will de-list from both exchanges and the combined entity will apply to be listed on the TSX Venture Exchange.

Conditions of this arrangement include the Company having repaid all debt instruments or converted them into equity, converted all preferred shares into common shares, not having more than 1,723,408 stock options outstanding as well as shareholder and regulatory approvals.

Preo Software Inc. Financial Statements December 31, 2007 and 2006, and March 31, 2006

To the Directors Preo Software Inc.

We have audited the balance sheets of Preo Software Inc. as at December 31, 2007 and 2006, and March 31, 2006 and the statements of loss and deficit and cash flows for the year ended December 31, 2007, the nine months ended December 31, 2006 and the year ended March 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and March 31, 2006 and the results of its operations and cash flows for the fiscal periods then ended in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS

Calgary, Alberta January 23, 2008

This office is independently owned and
operated by Collins Barrow Calgary LLP.
The Collins Barrow trademarks are
used under license.

Preo Software Inc.
(Incorporated under the laws of Alberta)
Balance Sheets

	December	December	March 31,
	31, 2007	31, 2006	2006
Assets
Current assets
Cash	$56,988	$302,523	$43,176
Term deposits	204,379	400,000	325,000
Accounts receivable	1,590	4,865	7,865
Prepaid expenses	5,574	-	-
	268,531	707,388	376,041
Property and equipment (note 4)	65,496	71,834	64,155
Patent	11,209	-	-
	$345,236	$779,222	$440,196
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$160,910	$113,524	$75,433
Deferred revenue	10,313	14,747	-
	171,223	128,271	75,433
Shareholders' Equity
Share capital (note 5)	3,948,925	2,951,268	2,120,584
Contributed surplus (note 6)	56,215	25,203	5,635
Deficit	(3,831,127)	(2,325,520)	(1,761,456)
	174,013	650,951	364,763
	$345,236	$779,222	$440,196

Nature of operations and going concern (note 1) Commitments (note 11) Subsequent events (note 12) Approved by the Board, (signed) "Shawn Abbott" , Director (signed) "David Edwards" , Director

Preo Software Inc.
Statements of Loss and Deficit

	Year	Nine Months	Year
	Ended	Ended	Ended
	December	December	March 31,
	31, 2007	31, 2006	2006
Sales	$34,031	$17,022	$91,864
Cost of sales	3,524	48	6,309
	30,507	16,974	85,555
Expenses
Advertising and promotion	53,870	13,243	80,086
Auto	5,259	6,228	19,105
Bad debts	-	1,975	9,777
Consulting	5,390	14,270	117,009
Interest and bank charges	496	397	898
Office	24,685	25,039	49,013
Professional fees	56,924	52,642	75,515
Rent	47,352	25,350	39,350
Research and development (note 7)	991,574	191,257	534,364
Salaries and wages	249,787	184,405	426,757
Stock-based compensation (note 8)	31,012	19,568	5,635
Telephone	11,676	7,180	20,855
Travel	12,739	22,750	32,040
Amortization	64,289	21,421	32,098
	1,555,053	585,725	1,442,502
	(1,524,546)	(568,751)	(1,356,947)
Other income (loss)
Interest income	15,967	4,687	6,477
Foreign exchange gain	2,972	-	-
Loss on disposal of equipment under
capital lease	-	-	(12,069)
	18,939	4,687	(5,592)
Net loss	(1,505,607)	(564,064)	(1,362,539)
Deficit, beginning of period	(2,325,520)	(1,761,456)	(398,917)
Deficit, end of period	$(3,831,127)	$(2,325,520)	$(1,761,456)
Net loss per share [note 5(c)]
Basic and diluted	$(0.16)	$(0.09)	$(0.44)

Preo Software Inc.
Statements of Cash Flows

	Year	Nine Months	Year
	Ended	Ended	Ended
	December	December	March 31,
	31, 2007	31, 2006	2006
Operating activities
Receipts from customers	$35,844	$32,794	$93,055
Cash paid to suppliers and employees	(1,653,281)	(824,624)	(1,401,592)
Interest receipts	15,967	4,687	6,477
Interest paid	(496)	(397)	(898)
Investment tax credit refund	232,313	320,303	-
	(1,369,653)	(467,237)	(1,302,958)
Financing activities
Net proceeds on issuance of share capital
(note 5)	997,657	830,684	608,871
Payments on capital lease	-	-	(3,575)
	997,657	830,684	605,296
Investing activities
Acquisition of property and equipment	(57,951)	(29,100)	(29,888)
Acquisition of term deposits	(204,379)	(75,000)	(325,000)
Proceeds on maturity of term deposits	400,000	-	-
Patent	(11,209)	-	-
	126,461	(104,100)	(354,888)
Cash inflow (outflow)	(245,535)	259,347	(1,052,550)
Cash, beginning of period	302,523	43,176	1,095,726
Cash, end of period	$56,988	$302,523	$43,176

Preo Software Inc.
Notes to Financial Statements
December 31, 2007 and 2006, March 31, 2006

1.	Nature of operations and going concern

The Company was incorporated under the Alberta Business Corporations Act on September 26, 2000 as 898746 Alberta Ltd. On October 5, 2000, the Company changed its name and commenced operations as Gotacopy.com Inc. On May 19, 2005, the Company changed its name to Preo Software Inc. The Company is in the business of developing print management software.

During the nine months ended December 31, 2006, the Company changed its fiscal year end from March 31, 2006 to December 31, 2006.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue to realize its assets and discharge its liabilities for the foreseeable future. During the past three fiscal periods, the Company has incurred substantial losses and has a substantial deficit at December 31, 2007 which may raise doubt as to the validity of this assumption. The Company is in the process of updating its software and pursuing marketing and distribution alternatives. Management believes that these efforts will ultimately be successful in allowing the Company to operate profitably. In the meantime, the continuing operation is dependent on the Company's ability to manage cash on hand and the continued support of its shareholders for financing.

If the going concern assumptions were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.	Change in accounting policy

As at January 1, 2007, the Company adopted the revised CICA Handbook Section 1506 - "Accounting Changes". Accounting Changes provides expanded disclosures for changes in accounting policies, accounting estimates and correction of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or when the change results in more relevant and reliable information.

3.	Significant accounting policies

(a) Term deposits

Term deposits consist of investments with terms to maturity of one year from the date of acquisition. Term deposits are recorded at cost which approximates current market value. The term deposits have an effective interest rate of 3.75% at December 31, 2007 (December 31, 2006 - 3.2% to 3.7%; March 31, 2006 - 3.1%).

(b)	Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method using the following assumptions for useful life:

Office equipment	5	years
Computer equipment	3	years
Software	1	year
Furniture and fixtures	5	years

(c)	Patent

Patent is carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the useful life. These costs are reviewed by management for impairment on an annual basis. During the year ended December 31, 2007, no amortization was recorded as patent approval is still pending.

(d)	Revenue recognition

The Company recognizes revenue from support services and license sales as the services are provided. Amounts received in advance of services being provided are recorded as deferred revenue.

(e)	Measurement uncertainty

The valuation of accounts receivable is based on management's best estimate of the provision for doubtful accounts.

The valuation of property and equipment is based on management's best estimates of the future recoverability of these assets and the determination of costs subject to classification as property and equipment. The amounts recorded for amortization of the property and equipment are based on management's best estimates of the remaining useful lives and period of future benefit of the related assets.

The valuation of the patent is based on management's best estimates of the future recoverability of the costs. The amount recorded for amortization of the patent is based on management's best estimates of the remaining period of future benefit.

The valuation of accrued liabilities is based on management's best estimate of the work performed by vendors before year-end for which invoices have not yet been received.

The assumptions used in the determination of the fair value of stock options granted are based on management's best estimate of future volatility of the Company's share price, expected life of the options, expected dividends to be paid by the Company and other relevant assumptions.

By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(f)	Stock-based compensation

The Company has a stock option plan as described in note 8.

The Company records stock-based compensation expense for stock options granted to employees, officers, directors and consultants using the fair value method. Under this method, stock-based compensation expense is recorded over the vesting period of the option, based on the fair value of the option on the date of grant. The fair value of each option granted is estimated using the Black-Scholes option pricing model that takes into account, on the date of grant, the exercise price and expected life of the option, the price of the underlying security, the expected volatility and dividends (if any) on the underlying security and the risk-free interest rate.

Stock-based compensation expense is recorded with a corresponding credit to contributed surplus. The Company accounts for actual forfeitures as they occur. When options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to share capital.

(g)	Scientific research and experimental development

Scientific research costs are charged to expense in the year in which they are incurred. Experimental development costs are deferred if they meet specific criteria, otherwise they are expensed as incurred. For the year ended December 31, 2007, the nine months ended December 31, 2006 and the year ended March 31, 2006, no experimental development costs have been deferred.

Scientific research and experimental development tax credits are recognized when the filings are assessed by Canada Revenue Agency.

(h)	Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

(i)	Translation of foreign currencies

Transactions denominated in foreign currencies are translated using the temporal method whereby:

(i) monetary items are translated at the rate of exchange in effect at the balance sheet date.

(ii) non-monetary items are translated at historical exchange rates.

(iii) income and expense items are translated at the average exchange rates for the period.

(iv) exchange gains or losses arising from the translation of foreign currency denominated transactions are included in the determination of net income.

(j)	Per share amounts

Basic per share amounts are computed by dividing net loss by the weighted average number of common shares outstanding for the period. The treasury stock method is used to determine diluted per share amounts. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of stock options and other dilutive instruments are used to repurchase Company shares at their weighted average market price for the period.

(k)	Future accounting pronouncements

As of January 1, 2008, the Company will be required to adopt the following new standards issued by the CICA relating to the accounting for and disclosure of financial instruments:

Section 3855 - "Financial Instruments - Recognition and Measurement" prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet as well as its measurement amount. This section also specifies how gains and losses on financial instruments are to be presented;

Section 3865 - "Hedges" expands on existing Accounting Guideline 13 - "Hedging Relationships" by specifying how hedge accounting is to be applied and what disclosures are necessary when it is applied;

Section 1530 - "Comprehensive Income" introduces new standards for reporting and disclosure of comprehensive income. Comprehensive income is the change in equity of the Company during the period as a result of transactions and other events and circumstances from non-owner sources.

As of January 1, 2008, the Company will be required to adopt CICA Handbook Section 3862 - "Financial Instruments - Disclosures" and Section 3863 - "Financial Instruments - Presentation", which will replace Section 3861 - "Financial Instruments - Disclosure and Presentation". The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carried forward the former presentation requirements.

The new financial instruments requirements were issued in December 2006 and the Company is assessing the impact on its financial statements.

As of January 1, 2008, the Company will be required to adopt CICA Handbook Section 1535 - "Capital Disclosures", which will require additional disclosures of objectives, policies and processes for managing capital. In addition, disclosures will include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006 and the Company is assessing the impact on its financial statements.

In January 2006, the CICA Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. As part of the plan, accounting standards in Canada for publicly accountable enterprises will converge with International Financial Reporting Standards ("IFRS") for reporting periods beginning on or after January 1, 2011. The planned convergence may have an impact on private companies. The Company continues to monitor and assess the impact of the convergence of Canadian GAAP and IFRS.

As of January 1, 2009, the Company will be required to adopt CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. The purpose of these sections is to provide more specific guidance on the recognition of internally developed intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. The sections harmonize Canadian standards with International Financial Reporting Standards. The Company is monitoring the impact of these sections on the Company’s financial statements.

4.	Property and equipment

		December 31, 2007
		Accumulated	Net Book
	Cost	Amortization	Value
Office equipment	$6,818	$3,749	$3,069
Computer equipment	129,085	88,849	40,236
Software	37,266	18,712	18,554
Furniture and fixtures	17,102	13,465	3,637
	$190,271	$124,775	$65,496

		December 31, 2006
		Accumulated	Net Book
	Cost	Amortization	Value
Office equipment	$6,818	$2,031	$4,787
Computer equipment	96,960	42,023	54,937
Software	21,042	15,869	5,173
Furniture and fixtures	7,500	563	6,937
	$132,320	$60,486	$71,834
		March 31, 2006
		Accumulated	Net Book
	Cost	Amortization	Value
Office equipment	$6,818	$1,186	$5,632
Computer equipment	83,025	26,034	56,991
Software	13,378	11,846	1,532
	$103,221	$39,066	$64,155

5. Share capital (a) Authorized UnlimitedClass A voting common shares UnlimitedClass A senior convertible voting preferred shares, convertible into Class A voting common shares on a one-for-one basis
		December 31,	December 31,	March 31,
		2007	2006	2006
(b)	Issued
	1,130,719 (December 31, 2006 and
	March 31, 2006 - 1,127,820)
	Class A common shares	$103,254	$102,676	$102,676
	9,201,302 (December 31, 2006 -
	6,701,302, March 31, 2006 -
	2,501,302) Class A preferred
	shares	3,845,671	2,848,592	2,017,908
		$3,948,925	$2,951,268	$2,120,584

During the year ended March 31, 2006, the Company issued 708,502 Class A preferred shares at an average price of $0.8645 per share for gross proceeds of $612,500. During the year ended March 31, 2006, 1,665,704 warrants were converted into an additional 127,097 Class A preferred shares.

During the nine months ended December 31, 2006, the Company issued 4,200,000 Class A preferred shares at a price of $0.20 per share for gross proceeds of $840,000.

During the year ended December 31, 2007, the Company issued 2,500,000 Class A preferred shares at a price of $0.40 per share for gross proceeds of $1,000,000. Also during the year ended December 31, 2007, 2,899 stock options were exercised at an exercise price of $0.20 for 2,899 Class A common shares.

The Company incurred share issuance costs of $2,343 during the year ended December 31, 2007 (nine months ended December 31, 2006 - $9,316, year ended March 31, 2006 - $3,629) in association with these transactions, which have been deducted from the gross proceeds.

(c) Per share amounts

Per share amounts have been calculated using the weighted average number of common shares outstanding, assuming the deemed conversion of the preferred shares into common shares, as follows:

	Year	Nine Months	Year
	Ended	Ended	Ended
	December	December	March 31,
	31, 2007	31, 2006	2006
Basic and diluted	9,508,253	5,965,850	3,084,506

The basic and diluted weighted average number of common shares outstanding are equal as all the stock options outstanding were anti-dilutive for all periods presented.

6. Contributed surplus

The fair value of stock options is expensed over their vesting period, with a corresponding amount recorded to contributed surplus. As stock options are exercised, the related stock-based compensation expense previously recognized is debited to contributed surplus with a corresponding increase in share capital. No adjustment is made for stock options that expire.

	Year	Nine Months	Year
	Ended	Ended	Ended
	December	December	March 31,
	31, 2007	31, 2006	2006
Balance, beginning of period	$25,203	$5,635	$-
Stock-based compensation	31,012	19,568	5,635
Balance, end of period	$56,215	$25,203	$5,635

7. Research and development

	Year	Nine Months	Year
	Ended	Ended	Ended
	December	December	March 31,
	31, 2007	31, 2006	2006
Consulting	$616,092	$247,872	$14,983
Wages	541,512	263,688	519,381
Investment tax credit refund (SR&ED) -
March 31, 2005	-	(52,631)	-
Investment tax credit refund (SR&ED) -
March 31, 2006	-	(267,672)	-
Investment tax credit refund (SR&ED) -
December 31, 2006	(232,313)	-	-
Hosting	66,283	-	-
	$991,574	$191,257	$534,364

8.	Stock-based compensation

Under the Company's stock option plan, the Company may grant options to its directors, officers, employees and consultants. The maximum number of shares which may be reserved for issuance under the plan is 10% of the sum of the outstanding common and preferred shares of the Company on a fully diluted basis. Options granted under the plan will have a term not exceeding five years. The vesting period is set by the Board of Directors at the time the options are granted.

The following summarizes information about outstanding and exercisable stock options:

		Weighted
	Number of	Average
	Options	Exercise Price
Outstanding, March 31, 2005	-	$-
Granted	564,070	0.7348
Cancelled	(273,894)	0.7348
Outstanding, March 31, 2006	290,176	0.7348
Granted	476,232	0.2000
Outstanding, December 31, 2006	766,408	0.2000
Granted	95,000	0.3200
Exercised	(2,899)	0.2000
Outstanding, December 31, 2007	858,509	$0.2200
Exercisable, March 31, 2006	290,176	$0.7348
Exercisable, December 31, 2006	209,494	$0.2000
Exercisable, December 31, 2007	476,290	$0.2000

During the nine months ended December 31, 2006, the Company changed the exercise price of the outstanding options from $0.73 to $0.20. As a result, the outstanding options were revalued using an exercise price of $0.20.

The weighted average fair value of stock options granted during the year ended December 31, 2007 of $0.06 per option (nine months ended December 31, 2006 - $0.04; year ended March 31, 2006 - $0.15) was estimated on the dates of grant using the Black-Scholes option pricing model with a risk free interest rate of 4.25% (nine months ended December 31, 2006 - 4.0%; year ended March 31, 2006 - 4.5%), an expected life of five years and an expected volatility of zero, with no dividends expected to be paid during the term of the options.

Of the options outstanding at December 31, 2007, 55,000 are exercisable at $0.40 per share and have a weighted average remaining contractual life of 4.72 years. The remaining 803,509 options outstanding at December 31, 2007 are exercisable at $0.20 per share and have a weighted average remaining contractual life of 3.34 years (December 31, 2006 - 4.29 years; March 31, 2006 - 4.73 years). The options exercisable at December 31, 2007 have a weighted average remaining contractual life of 2.85 years (December 31, 2006 - 3.94 years; March 31, 2006 - 4.65 years).

9.	Income taxes

	(a)	The expected provision for income taxes differs from that which would be expected from applying the combined effective Canadian federal and provincial income tax rates to loss before income taxes as follows:

	Year	Nine Months	Year
	Ended	Ended	Ended
	December	December	March 31,
	31, 2007	31, 2006	2006
Combined statutory tax rate	16.12%	16.12%	16.12%
Computed expected tax recovery	$(242,704)	$(90,927)	$(219,641)
Effect of changes in tax rates	31,221	45,445	-
Stock-based compensation	4,999	3,154	908
Other	(101)	(9,258)	7,816
Future tax benefit not recognized	206,585	51,586	210,917
	$-	$-	$-

         (b) The significant components of the Company's future income tax asset are as follows:

	December	December	March 31,
	31, 2007	31, 2006	2006
Carrying value of property and
equipment and patent in excess of
tax pools	$(636)	$(5,152)	$(6,787)
Share issue costs	5,936	8,110	9,910
Non-capital losses carried forward	323,061	195,319	165,491
Scientific research and experimental
development tax pools	188,283	111,782	89,589
Valuation allowance	(516,644)	(310,059)	(258,203)
	$-	$-	$-

The future income tax asset has not been recognized in the financial statements as it is not more likely than not that the Company will be able to recognize the benefits from these assets in the future.

(c)	Tax benefits available

The financial statements do not reflect potential tax reductions available through the application of losses carried forward against future years' earnings otherwise subject to income taxes. These losses expire as follows:

Amount	Year of Expiry
$20,940	2012
17,707	2013
113,002	2014
873,189	2025
368,519	2026
1,001,392	2027
$2,394,749

	(d)	Scientific research and experimental development credits

The Company is in the process of applying for scientific research and experimental development tax credits for 2007 expenditures. Management estimates that the tax credits claimed will total approximately $300,000 and will be recognized when the filings are assessed by Canada Revenue Agency. This is the fourth claim the Company has made. Assuming this claim is assessed as filed by Canada Revenue Agency, there will be a balance on the expenditure pool of approximately $920,044 (December 31, 2006 - $629,755; March 31, 2006 - $297,241) which may be carried forward indefinitely and deducted against future earnings otherwise subject to income taxes.

10.	Financial instruments

	(a)	Fair values

The fair values of the Company's cash, term deposits, accounts receivable and accounts payable and accrued liabilities approximate their carrying values because of their short-term nature.

	(b)	Interest rate risk

The Company is exposed to interest rate price risk to the extent that all of the term deposits are at fixed interest rates.

	(c)	Foreign exchange risk

A portion of the Company's cash and accounts payable and accrued liabilities are denominated in U.S. dollars. Consequently, the Company is subject to the risk of fluctuating exchange rates.

11.	Commitments

The Company has renewed a one-year sublease for office space starting January 1, 2008. The cost is $4,000 per month, including expenses, for a total of $48,000 for the year.

The Company has also renewed a one-year contract with a supplier to host the Company's web-based application starting December 15, 2007. The total amount committed is $56,028 for the year.

12.	Subsequent events

(a) In January 2008, the Company issued a convertible debenture for $675,000. The debenture is secured by intellectual property and bears interest at 15% compounded annually. Principal and interest are due six months from the date of the agreement.

The debenture is convertible into fully paid and non-assessable preferred shares.

The convertible terms of the debenture include the requirement to complete a Period One Successful Financing or Period Two Successful Financing. Successful financing includes the issuance of shares (“Share Financing") and/or an acquisition, merger, amalgamation or other business combination (“Merger Financing") that results in net proceeds of at least $3,000,000 and is approved in writing by lenders holding more than 70% of the outstanding principal. Period One Successful Financing must occur on or before February 15, 2008 and Period Two Successful Financing must have one or more successful financing(s) after February 15, 2008 but all before 6 months from the date of the agreement.

The conversion price will be equal to: a) the issuance price of the shares if a Share Financing is successful; b) the price per share paid for or allocated to the shares if a Merger Financing is successful; or c) the latest in time of the issuance price of shares if a Share Financing is successful or the price per share paid for or allocated to the shares if a Merger Financing is successful.

The principal sum and accrued interest at the closing date of the successful financing will automatically convert into fully paid and non-assessable shares at the conversion price.

(b) Subsequent to December 31, 2007, the Company granted 450,000 stock options at an exercise price of $0.45 effective January 1, 2008 and 50,000 stock options at an exercise price of $0.45 effective January 7, 2008. The options vest over a period of 36 months and have a term of five years.

13.	Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

SCHEDULE 2

Preo Audit Committee Charter

PURPOSE

The overall purpose of the Audit Committee (the "Committee") of the Board of Directors of Preo Software Inc. (the "Corporation") is to carry out the functions associated with an audit committee of an issuer of the size and nature of the Corporation and the Corporation (as defined below).  The purpose of the Committee is to ensure that the Corporation's management has designed and implemented an effective system to review and report on the integrity of the financial statements of the Corporation.  As part of this mandate, the Committee shall take all necessary steps so as to ensure compliance by the Corporation with all laws and regulatory policies, rules, regulations and instruments pertaining to audit and financial reporting that are applicable to the Corporation from time to time (the "Applicable Laws").

COMPOSITION, PROCEDURES AND ORGANIZATION

1.

The Committee shall consist of not less than three members of the Board of Directors of the Corporation (the "Board"), each of whom:

(a)

must meet any independence tests; and

(b)

must satisfy any financial literacy or other competency standards,

as set out under Applicable Laws, except as may be allowed under any applicable exemptions provided for under Applicable Laws or any exemption orders obtained from applicable regulatory authorities.

2.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the holders of shares of the Corporation, shall appoint the members of the Committee for the ensuing year.  The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

3.

Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair (the "Chairman") from amongst their number.

4.

The Secretary of the Corporation shall be the secretary of the Committee, unless otherwise determined by the Committee.

5.

The quorum for meetings shall be a majority of the members (the "Members") of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

6.

The Committee shall have access to such officers and employees of the Corporation and of the other consolidated subsidiaries of the Corporation, and to the Corporation's external auditors and to such information respecting the Corporation, as the Committee considers to be necessary or advisable in order to perform its duties and responsibilities.

7.

Meetings of the Committee shall be conducted as follows:

(a)

the Committee shall meet at least four times annually at such times and at such locations as may be requested by the Chairman.  The Corporation's external auditors or any member of the Committee may request a meeting of the Committee;

(b)

the Corporation's external auditors shall receive notice of and have the right, and shall be encouraged, to attend all meetings of the Committee; and

(c)

the Chief Executive Officer and the Chief Financial Officer of the Corporation shall be invited to attend all meetings of the Committee, except executive sessions and private sessions with the external auditors.  Other management representatives of the Corporation shall be invited to attend as necessary.

8.

The internal auditors of the Corporation (if any) and the external auditors of the Corporation shall have a direct line of communication to the Committee through the Chairman.  The Corporation shall require the external auditors of the Corporation to report directly to the Committee.

DUTIES AND RESPONSIBILITIES

9.

The overall duties and responsibilities of the Committee shall include:

(a)

assisting the Board in the discharge of its responsibilities relating to the Corporation's accounting principles, reporting practices and internal controls and approving the Corporation's annual and quarterly consolidated financial statements;

(b)

establishing and maintaining a direct line of communication with the Corporation's internal (if any) and external auditors and assessing their performance;

(c)

ensuring that the management of the Corporation has designed, implemented and is maintaining an effective system of internal controls for the Corporation;

(d)

reporting regularly to the Board on the fulfilment of the duties and responsibilities of the Committee;

(e)

ensure adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements and periodically assess the adequacy of those procedures;

(f)

review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(g)

review compliance with any business conduct policy that the Corporation may put in place and periodically review this policy and recommend to the Board changes which the Committee may deem appropriate; and

(h)

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation.

10.

The duties and responsibilities of the Committee as they relate to the external auditors shall include:

(a)

recommending to the Board a firm of external auditors to be engaged by the Corporation;

(b)

reviewing and approving the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c)

overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management of the Corporation and the external auditor regarding financial reporting;

(d)

reviewing the audit plan of the external auditors prior to the commencement of the audit;

(e)

reviewing with the external auditors, upon completion of their audit:

(i)

contents of their report;

(ii)

scope and quality of the audit work performed;

(iii)

adequacy of the Corporation's financial and auditing personnel;

(iv)

co-operation received from the Corporation's personnel during the audit;

(v)

internal resources used;

(vi)

significant transactions outside of the normal business of the Corporation; and

(vii)

significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems;

(f)

pre-approving all, non-audit services to be provided to the Corporation by the Corporation's external auditor in accordance with Applicable Laws; and

(g)

periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

11.

The Committee shall hold in camera (i.e. without the presence of management of the Corporation) meetings with the external auditors at least once a year prior the approval of the audited annual financial statements of the Corporation and at such other times as determined necessary or appropriate by the Committee.

12.

The duties and responsibilities of the Committee as they relate to the Corporation's internal auditors (if any) shall include:

(a)

periodically reviewing the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b)

reviewing and approving the internal audit plan; and

(c)

reviewing significant internal audit findings and recommendations, and management's response thereto.

13.

The Committee is also charged with the responsibility to:

(a)

review and approve the Corporation's financial statements (annual and interim) and MD&A (annual and interim) as well as the financial sections of prospectuses and other public reports requiring approval by the Board before such documents are publicly disclosed by the Corporation;

(b)

review regulatory filings and decisions as they relate to the Corporation's consolidated financial statements;

(c)

review the minutes of any audit committee meeting of associated companies, partnerships or trusts;

(d)

review with management, the external auditors and if necessary with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material affect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(e)

establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters;

(f)

establish procedures for the confidential, anonymous submission by employees of the Corporation or any other consolidated subsidiary of the Corporation of concerns regarding questionable accounting or auditing matters;

(g)

review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation; and

(h)

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders.

14.

The Committee has the authority:

(a)

to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(b)

to set and pay the compensation for any advisors employed by the Committee.

APPENDIX H

AMALCO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

H-1

Preo Software Inc.

Pro Forma Consolidated Financial Statements

March 31, 2008 (unaudited)

Preo Software Inc.
Pro Forma Consolidated Balance Sheet
March 31, 2008
(unaudited)
					Pro Forma	Pro Forma
	Preo	CDG	Note		Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	$260,831	$1,945,945	2	(c)	$675,000	$2,881,776
Term deposits	104,379	-				104,379
Accounts receivable	3,165	-				3,165
Prepaid expenses	1,857	-				1,857
	370,232	1,945,945				2,991,177
Deferred arrangement costs	17,506	-	2	(a)	(17,506)	-
Property and equipment	78,601	-				78,601
Patent	11,209	-				11,209
	$477,548	$1,945,945				$3,080,987
Liabilities
Current liabilities
Accounts payable and
accrued liabilities	$261,038	$235,832	2	(a)	$250,000	$746,870
Deferred revenue	6,626	-				6,626
Due to related parties	-	5,924				5,924
Convertible debenture	684,250	-	2	(b)	(684,250)	-
	951,914	241,756				759,420
Shareholders' Equity
Share capital	3,948,925	29,544,273	2	(a)	(29,544,273)	6,767,358
			2	(a)	1,454,189
			2	(a)	(17,506)
			2	(b)	684,250
			2	(c)	675,000
			2	(d)	22,500
Contributed surplus	79,352	320,194	2	(a)	(320,194)	79,352
Deficit	(4,502,643)	(28,160,278)	2	(a)	28,160,278	(4,525,143)
			2	(d)	(22,500)
	(474,366)	1,704,189				2,321,567
	$477,548	$1,945,945				$3,080,987

Preo Software Inc.
Pro Forma Consolidated Statement of Operations
Three Months Ended March 31, 2008
(unaudited)
				Pro Forma	Pro Forma
	Preo	CDG	Note	Adjustments	Consolidated
Sales	$5,187	$-		$	$5,187
Expenses
Advertising and promotion	26,056	-			26,056
Auto	2,675	-			2,675
Consulting	61,916	-			61,916
Interest and bank charges	164	-			164
Interest on convertible debenture	29,439	-			29,439
Office and administrative	13,057	21,411			34,468
Professional fees	11,200	-			11,200
Rent	15,900	-			15,900
Research and development	364,708	-			364,708
Salaries and wages	99,221	-			99,221
Stock-based compensation	23,137	-			23,137
Telephone	5,428	-			5,428
Travel	14,721	-			14,721
Amortization	10,275	-			10,275
	677,897	21,411			699,308
	(672,710)	(21,411)			(694,121)
Other income (loss)
Interest income	1,264	18,448			19,712
Foreign exchange loss	(70)	-			(70)
	1,194	18,448			19,642
Net loss	$(671,516)	$(2,963)			$(674,479)
Net loss per share
Basic and diluted					$(0.02)

Preo Software Inc.
Pro Forma Consolidated Statement of Operations
Year Ended December 31, 2007
(unaudited)
				Pro Forma	Pro Forma
	Preo	CDG	Note	Adjustments	Consolidated
Sales	$34,031	$-		$	$34,031
Cost of sales	3,524	-			3,524
	30,507	-			30,507
Expenses
Advertising and promotion	53,870	-			53,870
Auto	5,259	-			5,259
Consulting	5,390	-			5,390
Interest and bank charges	496	-			496
Office and administrative	24,685	91,049			115,734
Professional fees	56,924	-			56,924
Rent	47,352	-			47,352
Research and development	991,574	-			991,574
Salaries and wages	249,787	-			249,787
Stock-based compensation	31,012	-			31,012
Telephone	11,676	-			11,676
Travel	12,739	-			12,739
Amortization	64,289	-			64,289
	1,555,053	91,049			1,646,102
	(1,524,546)	(91,049)			(1,615,595)
Other income
Interest income	15,967	86,118			102,085
Foreign exchange loss	2,972	-			2,972
	18,939	86,118			105,057
Net loss	$(1,505,607)	$(4,931)			$(1,510,538)
Net loss per share
Basic and diluted					$(0.04)

Preo Software Inc.
Notes to Pro Forma Consolidated Financial Statements March 31, 2008
(unaudited)

1.	Basis of presentation

The accompanying unaudited pro forma consolidated financial statements of Preo Software Inc. ("Preo") have been prepared by management of Preo in accordance with Canadian generally accepted accounting principles. These unaudited pro forma consolidated financial statements have been prepared for the inclusion in the Joint Information Circular and Proxy Statement dated June 23, 2008, whereby Preo and CDG Investments Inc. ("CDG") will be amalgamated and continue as one entity as described in the Joint Information Circular and Proxy Statement and note 2.

The unaudited pro forma consolidated balance sheet and consolidated statement of operations as at and for the three months ended March 31, 2008 have been prepared from information derived from the following:

(a) The unaudited interim financial statements of Preo as at and for the three months ended March 31, 2008; and

(b) The unaudited interim financial statements of CDG as at and for the three and six months ended March 31, 2008.

The unaudited pro forma consolidated statement of operations for the year ended December

31, 2007 has been prepared from information derived from the following:

(a) The audited statement of loss and deficit of Preo for the year ended December 31, 2007; and

(b) The audited statement of loss, comprehensive loss and deficit of CDG for the year ended September 30, 2007.

The accounting policies used in the preparation of the pro forma consolidated financial statements are consistent with those used in the unaudited interim financial statements of Preo as at and for the three months ended March 31, 2008, the audited financial statements of Preo as at and for the year ended December 31, 2007, the unaudited interim financial statements of CDG as at and for the three and six months ended March 31, 2008 and the audited financial statements of CDG as at and for the year ended September 30, 2007. In the opinion of management of Preo, these pro forma consolidated financial statements include all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.

The pro forma consolidated financial statements may not be indicative of the financial results that would have occurred if the transaction(s) described below had occurred on the dates indicated or the results that may be obtained in the future.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes thereto of Preo and CDG as noted above.

Preo Software Inc.
Notes to Pro Forma Consolidated Financial Statements March 31, 2008
(unaudited)

2.	Pro forma adjustments

The unaudited pro forma consolidated balance sheet as at March 31, 2008 gives effect to the following transactions as if they had occurred on March 31, 2008. The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2008 and for the year ended December 31, 2007 give effect to the following amalgamation as if it had occurred on January 1, 2008 and January 1, 2007, respectively.

	(a)	In accordance with an Arrangement Agreement (the "Agreement") dated June 12, 2008, Preo and CDG will amalgamate and continue as one entity, ("New Preo"), being named Preo Software Inc., as follows:

		(i)	any debt securities of Preo will be converted into Preo preferred shares;

		(ii)	any Preo preferred shares will be converted into Preo common shares;

		(iii)	each common share of CDG will be exchanged for one New Preo common share for each CDG common share held after giving effect to the CDG Consolidation (4:1 share consolidation);

		(iv)	each common share of Preo will be exchanged for the number of New Preo common shares equivalent to the product of multiplying the number of Preo common shares held by the Exchange Ratio (2:1); and

		(v)	each Preo stock option will be cancelled in exchange for a number of New Preo options calculated in accordance with the Agreement.

Upon completion of the transaction, current Preo shareholders will hold approximately 72.6% of the issued and outstanding shares of New Preo. As such, the transaction will be recorded as a reverse take-over using the purchase method, with Preo being the acquiring entity.

The purchase price has been allocated to the fair value of the assets and liabilities of CDG as follows:

Consideration:
10,239,963 common shares, at an ascribed value	$1,454,189
Cash and cash equivalents	$1,945,945
Accounts payable and accrued liabilities (i)	(485,832)
Due to related parties	(5,924)
$1,454,189

Preo Software Inc.
Notes to Pro Forma Consolidated Financial Statements March 31, 2008
(unaudited)

(i)	Transaction costs of the amalgamation are estimated to be $250,000 and have been included in accounts payable and accrued liabilities and netted against share capital.

(ii)	Deferred arrangement costs incurred by Preo prior to March 31, 2008 of $17,506 have been charged to the cost of the transaction.

(b)	The convertible debenture outstanding at March 31, 2008 of $684,250 will be converted to Preo preferred shares prior to the amalgamation. See note 3(b) for further analysis.

(c)	A second convertible debenture of $675,000, issued by Preo in May 2008 will also be converted to Preo preferred shares prior to the amalgamation. See note 3(b) for further analysis.

(d)	An employee of Preo will be granted 50,000 common shares of Preo at $0.45 per share subject to approval at the meeting approving the amalgamation.

(e)	All issued and outstanding Preo preferred shares will be converted to Preo common shares prior to the amalgamation.

3.	Pro forma share capital

The issued and outstanding share capital of New Preo after the proposed transaction is as follows:

(a) CDG common shares:

	Number	Stated Value
Outstanding common shares at March
31, 2008	40,959,855	$29,544,273
4 to 1 share consolidation	10,239,963	$29,544,273

Preo Software Inc.
Notes to Pro Forma Consolidated Financial Statements March 31, 2008
(unaudited)

(b)	Preo preferred shares:
		Number	Stated Value
	Outstanding Preo preferred shares at
	March 31, 2008, net of issue costs	9,201,302	$3,845,671
	Convertible debenture converted into
	preferred shares [note 2(b)]	1,605,968	684,250
	Convertible debenture converted into
	preferred shares [note 2(c)]	1,563,650	675,000
		12,370,920	$5,204,921
(c)	Preo common shares:
		Number	Stated Value
	Outstanding Preo common shares at
	March 31, 2008	1,130,719	$103,254
	Shares issued to employee [note 2(d)]	50,000	22,500
	Preferred shares converted to common
	on a one-for-one basis [note 2(e)]	12,370,920	5,204,921
		13,551,639	$5,330,675
(d)	New Preo common shares:
		Number	Stated Value
	Issued to CDG shareholders [note 3(a)],
	net of costs of $17,506	10,239,963	$1,436,683
	Issued to Preo shareholders [note 3(c)]	27,103,278	5,330,675
		37,343,241	$6,767,358
(e)	Pro forma stock options

The number of New Preo stock options issued to Preo option holders in the proposed transaction is 3,419,352.

The exercise price for the New Preo stock options shall be equivalent to the quotient of dividing by the Preo share value, the product of multiplying the exercise price of the Preo stock options immediately prior to the amalgamation by the New Preo per share value.

Preo Software Inc.
Notes to Pro Forma Consolidated Financial Statements March 31, 2008
(unaudited)

The New Preo stock options shall otherwise be granted under the same terms and conditions as the Preo stock options in exchange for which they are issued, such that the proportion of vested vs. non-vested New Preo stock options after giving effect to the amalgamation is equal to the proportion of vested vs. non-vested Preo stock options prior to giving effect to the amalgamation.

4. Net loss per share

Net loss per share has been calculated using the basic and diluted New Preo common shares outstanding of 37,343,241 for the three months ended March 31, 2008 and 35,695,706 for the year ended December 31, 2007. No New Preo options have been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive.

APPENDIX I

INFORMATION RELATING TO AMALCO POST ARRANGEMENT

I-1

APPENDIX I

INFORMATION RELATING TO AMALCO POST ARRANGEMENT

NOTICE TO READER

1

INFORMATION RELATING TO AMALCO POST ARRANGEMENT

1

EFFECTS OF THE ARRANGEMENT ON AMALCO

1

Selected Pro Forma Combined Financial Information

2

CONSOLIDATED CAPITALIZATION

2

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

3

DESCRIPTION OF SHARE CAPITAL

3

MARKET FOR SECURITIES

4

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

4

DIRECTORS AND EXECUTIVE OFFICERS

5

Directors and Officers

5

Conflicts of Interest

7

AMALCO OPTION PLAN

8

PRINCIPAL SHAREHOLDERS

8

AUDITORS, REGISTRAR AND TRANSFER AGENT

8

Auditors

8

Registrar and Transfer Agent

9

NOTICE TO READER

Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the Glossary of Terms and Abbreviations contained in the Information Circular.

For the purposes of this Appendix, "Amalco" includes Amalco and each of its subsidiaries upon completion of the Arrangement, namely Wedge Gold Exploration Inc. and Tower Gold Explorations Ltd.

INFORMATION RELATING TO AMALCO POST ARRANGEMENT

Pursuant to the Arrangement, Preo and CDG will be amalgamated and, accordingly, Amalco will own all the assets of Preo and CDG upon completion of the Arrangement.  Assuming there are no Dissenting Shareholders and assuming that no Preo Options are exercised prior to the Effective Time, upon completion of the Arrangement there will be approximately an aggregate of 37,343,241 million Amalco Common Shares issued and outstanding (including Amalco Common Shares issued pursuant to the Related Transactions), of which approximately 27,103,278 or 72.6% of the Amalco Common Shares will be held by former holders of Preo Shares and approximately 10,239,963 or 27.4% of the Amalco Common Shares will be held by former CDG Shareholders.

As a result of the Arrangement, Amalco will become a reporting issuer or the equivalent thereof in each of the provinces of Canada other than Newfoundland and Labrador.

There is a mutual covenant in the Arrangement Agreement that an application be made for the Amalco Common Shares to be listed and posted for trading on the TSX-V within 30 days of closing. Any such listing application will be subject to Amalco fulfilling all of the requirements of the TSX-V. As at the date of this Information Circular, no such application has been made and there can be no assurance that any such application will be accepted on a timely basis or at all. No stock exchange nor any securities regulatory authority has in any way passed upon the merits of the Arrangement or the content of this Information Circular. See "Description of the Arrangement – Stock Exchange Listing" in the Information Circular and "Market for Securities" in this Appendix.

For a complete description of the business, pro forma financial and operational information of Amalco following completion of the Arrangement and other information in respect of each of Preo and CDG, including without limitation risk factors, see "Appendix F-Information Relating to CDG", Appendix G - Information Relating to Preo", and "Appendix H - Amalco Pro Forma Consolidated Financial Statements" to the Information Circular.

EFFECTS OF THE ARRANGEMENT ON AMALCO

The following is a summary of selected pro forma financial and operational information of Amalco following the completion of the Arrangement and the related transactions and certain other adjustments for the three months ended March 31, 2008 and the year ended December 31, 2007.  The following information should be read in conjunction with the Amalco Pro Forma Consolidated Financial Statements set forth in "Appendix H – Amalco Pro Forma Consolidated Financial Statements" to the Information Circular and the operating information for each of Preo and CDG as set forth in "Appendix F-Information Relating to CDG" and "Appendix G – Information Relating to Preo" to the Information Circular.

The following unaudited pro forma combined financial and operational statements are presented for illustrative purposes only and are not necessarily indicative of actual results of operations or financial position that would have been achieved had the Arrangement and the Related Transactions been consummated at the beginning of the relevant period, nor are they indicative of future results.  No adjustment has been made to reflect cost savings from operating synergies that may be realized as a result of the Arrangement.

Selected Pro Forma Combined Financial Information

The following table sets out certain financial information in respect of Preo and CDG and certain pro forma consolidated financial information after giving effect to the Arrangement and the Related Transactions.  Such information should be read in conjunction with the Amalco Pro Forma Consolidated Financial Statements, including the assumptions set forth in Notes 2 and 3 to the Amalco Pro Forma Consolidated Financial Statements.

	Three Months Ended March 31, 2008 (unaudited)
	Preo	CDG	Amalco Pro Forma (1)
Financial Information ($)
Total Revenue	5,187	Nil	5,187
Net loss	(671,516))	((2,963)	(674,479)
Net loss per share (basic and diluted) ($)	((0.06)	(0.0(0.00)	(0.(0.02)
Total assets	477,548	1,945,945	3,080,987
Total liabilities	951,914	241,756	759,420
Shareholders' equity	((474,366))	1,704,189	2,321,567

	Periods Ended December 31, 2007
	Preo	CDG(1) (unaudited)	Amalco Pro Forma (2) (unaudited)
Financial Information ($)
Total Revenue	34,031	86,118	34,031
Net loss	(1,505,607)	(4,931)	(1,510,538)
Net loss per share (basic and diluted) ($)	(0.16)	(0.00)	(0.04)

Notes:

(1)

As noted elsewhere herein, CDG's fiscal year end is September 30. For CDG, December 31, 2007 was the end of a three month period, being CDG's first fiscal quarter of the fiscal year ending September 30, 2008.

(2)

Adjusted to give effect to the Arrangement and related transactions.  No adjustment has been made to reflect cost savings from operating synergies that may be realized as a result of the Arrangement.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Amalco as at March 31, 2008, both before and after giving effect to the completion of the Arrangement and the Related Transactions.  See also "Appendix I – Amalco Pro Forma Consolidated Financial Statements" to the Information Circular.

Description	Authorized	CDG as at March 31, 2008	Preo as at March 31, 2008	As at March 31, 2008 After Giving Effect to the Arrangement and Related Transactions

Preo Common Shares(1)	Unlimited		$103,254 (1,130,719 shares)	Nil
Preo Preferred Shares(1)	Unlimited		$3,845,671 (9,201,303 shares)	Nil
Preo Contributed Surplus			$79,352	Nil
CDG Common Shares	Unlimited	$29,544,273 (40,959,855 shares)		Nil
CDG Contributed Surplus		$320,194		Nil

Amalco Common Shares	Unlimited	Nil		$6,767,358 (37,343,241 shares)
Amalco Preferred shares	Unlimited	Nil		Nil
Amalco Contributed Surplus				$79,352

Stock Options (2)			1,459,676 (2)	3,419,352
Convertible Debentures (3)	N/A	Nil	$675,000 (3)	Nil

Notes:

(3)

Each Preo Common Share and Preo Preferred Share has equal voting rights.

(4)

As at March 31, 2008, 1,459,676 Preo Common Shares were reserved for issuance under the Preo Option Plan and 1,459,676 Preo Options were outstanding. It is presently contemplated that prior to Closing, Preo will grant an additional 195,000 Preo Options, amounting to 390,000 Amalco Options.

(5)

On May 19, 2008, the Preo January Debenture was supplemented by a further advance to Preo of $675,000 such that there is presently a principal amount of $1,350,000 outstanding pursuant to the Preo January Debenture.

(6)

As at March 31, 2008, Preo had a working capital deficiency of $581,682.

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

The following table sets out information respecting the Amalco's sources of cash as at January 1, 2008.

Sources	($)
Estimated Preo working capital as at January 1, 2008	97,308
Proceeds of Preo January Debenture	1,350,000(3)
Estimated CDG working capital as at January 1, 2008	1,707,152(4)
Total Sources	3,154,460

Notes:

(1)

As at May 31, 2008, the most recent month end prior to the date of the Information Circular, Preo had a working capital deficiency of $1,044,888.99 and CDG had working capital of $1,678,000.

(2)

The above table does not account for any net income or losses that may occur.

(3)

Assumes the conversion of the Preo January Debenture in conjunction with the Arrangement.

(4)

Unaudited.

After deducting the estimated fees relating to the Arrangement of $250,000 (being an estimate of fees, including professional fees, listing fees and printing and other miscellaneous costs) management of Preo expects the funds available to Amalco following the completion of the Arrangement will be used by Amalco for general working capital purposes including but not limited to research and development costs and general and administrative costs and that a minimum of $100,000 of such funds would be considered to be unallocated. Management of Preo expects that the use of the cash available to Amalco following the completion of the Arrangement by Amalco will consistent with Preo's stated business objectives. Notwithstanding the foregoing, there may also be circumstances where, for sound business reasons, a reallocation of funds may be necessary for Amalco to achieve such objectives. In addition, Amalco may require additional funds in order to meet its objectives, in which case it is expected that Amalco would either seek to issue additional shares or incur indebtedness. There is no assurance that additional funding required by Amalco will be available if and when required, on reasonable commercial terms or at all.

DESCRIPTION OF SHARE CAPITAL

On completion of the Arrangement, the share capital of Amalco will be as summarized below.  This summary is qualified in its entirety by reference to the share capital of Amalco and other provisions included in the Plan of Arrangement, copy of which is attached as Schedule A to the Arrangement Agreement, which is attached as Appendix D to the Information Circular.  The rights associated with the securities described below may be modified only in accordance with the ABCA.

Amalco Common Shares

The holders of Amalco Common Shares will be entitled to one vote at all meetings of shareholders of Amalco except at meetings of which only holders of a specified class of shares are entitled to vote.  The holders of Amalco Common Shares will be entitled to receive, subject to the prior rights and privileges attaching to any other class of shares of Amalco, such dividends as may be declared by Amalco.  Holders of Amalco Common Shares will be entitled upon any liquidation, dissolution or winding-up of Amalco, subject to the prior rights and privileges attaching to any other class of shares of Amalco, to receive the remaining property and assets of Amalco.

Amalco Preferred Shares

In addition to the Amalco Common Shares, Amalco is authorized to issue an unlimited number of Amalco Preferred Shares, issuable in series.  Subject to the provisions of the ABCA, the Amalco Board is authorized to fix, before the issue thereof, the designation, rights, privileges, restrictions and condition attaching thereto.  Immediately following the Arrangement, no Amalco Preferred Shares will be issued and outstanding.

MARKET FOR SECURITIES

The CDG Shares are currently listed on the CNQ and quoted on the OTCBB.  The Preo Shares are not currently listed or traded on any exchange.

There is a mutual covenant in the Arrangement Agreement that an application be made for the Amalco Common Shares to be listed and posted for trading on the TSX-V within 30 days of closing. Any such listing application will be subject to Amalco fulfilling all of the requirements of the TSX-V. As at the date of this Information Circular, no such application has been made and there can be no assurance that any such application will be accepted on a timely basis or at all. No stock exchange nor any securities regulatory authority has in any way passed upon the merits of the Arrangement or the content of this Information Circular.

It is anticipated that following the Effective Date, Amalco will file a notice with the SEC that it will no longer have any informational reporting requirements under the U.S. Exchange Act. Subject to an objection of the SEC (which may be issued within the 90 days following the filing of the appropriate notice with the SEC) Amalco will cease to have any informational reporting requirements under the U.S. Exchange Act. In connection with the above noted process, Amalco will also seek to voluntarily cease to be quoted on the OTCBB.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The CDG Shares are currently listed on the CNQ and quoted on the OTCBB.  The Preo Shares are not currently listed or traded on any exchange. In the event that an application is made to the CNQ to accept the Arrangement, it is expected that pursuant to the policies of the CNQ that it shall be a condition of any such application that the securities of Amalco held by any "Principal" (as defined in the policies of the CNQ) of Amalco will be subject to escrow conditions. As at the date of this Information Circular, no such application has been made and there can be no assurance that any such application will be accepted on a timely basis or at all. No stock exchange nor any securities regulatory authority has in any way passed upon the merits of the Arrangement or the content of this Information Circular. These anticipated conditions would apply to all directors and officers of Amalco as well as anyone holding 10% or more of the Amalco Common Shares.  Please refer to Appendix I – Information Relating to Amalco for descriptions of these persons. Based CNQ policies, the escrow conditions that would likely be imposed by the CNQ would be escrow requirements in accordance with National Policy 46-201 (Escrow for Initial Public Offerings) published by the Canadian Securities Administrators applicable to emerging issuers. These provisions would specify that applicable securities would be escrowed for 36 months with 10% of the securities released upon listing and six subsequent releases of approximately 15% every six months thereafter.

It is a mutual covenant of the parties to the Arrangement Agreement that Amalco shall make an application and otherwise use reasonable commercial efforts to have the Amalco Common Shares listed on the TSX-V (Tier 2) within 30 days following the closing of the Arrangements. Any such listing application will be subject to Amalco fulfilling all of the requirements of the TSX-V. As at the date of this Information Circular, no such application has been made and there can be no assurance that any such application will be accepted on a timely basis or at all. No stock exchange nor any securities regulatory authority has in any way passed upon the merits of the Arrangement or the content of this Information Circular.

It is expected that pursuant to the policies of the TSX-V that it shall be a condition of any listing application on the TSX-V that the securities of Amalco held by any "Principal" (as defined in the policies of the TSX-V) of Amalco will be subject to escrow conditions.  These anticipated conditions would apply to all directors and officers of Amalco as well as anyone holding 10% or more of the Amalco Common Shares.  Please refer to Appendix I – Information Relating to Amalco for descriptions of these persons. There are a variety of potential escrow requirements that may be applied by the TSX-V.  For example, Principals of Tier 2 issuers on the TSX-V may be subject to value security escrow agreements or surplus security escrow agreements. Such value security agreements would specify that applicable securities would be escrowed for 36 months with 10% of the securities released upon listing and six subsequent releases of approximately 15% every six months thereafter. Such surplus security agreements would specify that applicable securities would be escrowed for 72 months with 1/18 (approximately 5.6%) of the securities released 24 months from listing and eight subsequent releases of approximately 10% every eight months thereafter.

DIRECTORS AND EXECUTIVE OFFICERS

The Arrangement Agreement provides that the Amalco Board will consist of the current five directors of Preo.

Upon the Arrangement becoming effective, the directors of Amalco will be the individuals identified below, who shall hold office until the next annual meeting of Amalco Shareholders or until their respective successors have been duly elected or appointed.

Upon completion of the Arrangement, it is expected that Amalco will establish a new audit committee, and establish a human resources/compensation committee and a corporate governance committee that will be established in accordance with recommended corporate governance guidelines.  The composition of these committees will be determined by the Amalco Board, at its discretion.

Directors and Officers

The following is background information on the current directors and officers of Amalco and sets out the number of Amalco securities that will be beneficially owned, directly or indirectly, or over which control or direction, is to be exercised by each person and the number of Amalco Common Shares which such directors and officers will receive upon the completion of the Arrangement, assuming that such directors and officers do not exercise any Preo  Options and do not purchase any additional Preo or CDG Shares.

Name and Municipality of Residence	Offices	Director Since	Number and Percentage of Preo Shares Beneficially Owned	Number and Percentage of Amalco Common Shares Beneficially Owned immediately after the Effective Date (4)
Gary McCone Calgary, Alberta	President and Chief Executive Officer	N/A	0 (5) (0%)	0 (5) (0%)
Karim Teja Calgary, Alberta	Chief Financial Officer	N/A	0 (6) (0%)	0 (6) (0%)

David Edmonds Calgary, Alberta	Vice-President, Business Development	February 2005	677,586 (7) (8) (4.96%)	1,355,172 (7) (8) (3.6%)
Randy Coates Calgary, Alberta	Vice-President, Operations	N/A	677,586(7) (8) (4.96%)	1,355,172 (8) (3.6%)
Ian Graham Calgary, Alberta	Vice-President, Product Management	N/A	74,019 (9) (0.7%)	148,038 (9) (0.4%)
Shameer Dada Calgary, Alberta	Controller	N/A	0 (0%)	0 (0%)
Shawn Abbott Calgary, Alberta	Chairman	February 2005	Nil (10)	Nil (10)
Ted Redmond (1) Calgary, Alberta	N/A	February 2005	76,270 (11) (0.56%)	152,540 (11) (0.4%)
Nathanael Glubish (1) Edmonton, Alberta	N/A	February 2005	Nil (12)	Nil (12)
Earl Everall (1) Edmonton, Alberta	N/A	April 2008	Nil (13)	Nil (13)

Notes:

(1)

Members of the Audit Committee.

(2)

Amalco will not have an Executive Committee of the board of directors.

(3)

The term of office of all directors will expire on the date of the next annual meeting of holders of Amalco Common Shares.

(4)

Upon completion of the Arrangement Preo Options will represent rights to a number of Amalco Options based on multiplying the number of Preo Options previously held by 2.

(5)

Presently holds 450,000 Preo Options, upon Closing this will represent 900,000 Amalco Options.

(6)

As incentive to hire Mr. Teja, Preo has agreed, subject to applicable regulatory and shareholder approval to issue 50,000 Preo Common Shares at a deemed price of $0.45 per share, comprising an incentive payment of $22,500. This incentive would result in Mr. Teja holding 100,000 Amalco Common Shares.

(7)

Held by Jillsar Inc., a company wholly owned by Mr. Edmonds.

(8)

Presently holds 226,328 Preo Options, upon Closing this will represent 452,656 Amalco Options. It is contemplated that prior to Closing, will be granted an additional 75,000 Preo Options, amounting to an additional 150,000 Amalco Options.

(9)

Presently holds 135,000 Preo Options, upon Closing this will represent 270,000 Amalco Options.

(10)

Mr. Abbott is a director of the general partner of Springbank TechVentures Canadian, L.P. and Springbank TechVentures International, L.P. (acting jointly by their general partner Springbank TechVentures GP Inc.), which holds 15,000 Preo Common Shares and 2,301,330 Preo Preferred Shares, being an aggregate of 2,316,330 or 17.65% of the Preo Shares.  Upon the Arrangement being effective, such holdings will represent 4,632,660 or 12.4% of the Amalco Common Shares.

(11)

Presently holds 30,000 Preo Options, upon Closing this will represent 60,000 Amalco Options. It is contemplated that prior to Closing, will be granted an additional 15,000 Preo Options, amounting to an additional 30,000 Amalco Options. Also entitled to acquire an additional 44,737 Preo Common Shares from another Preo Shareholder.

(12)

Presently holds 15,000 Preo Options, upon Closing this will represent 30,000Amalco Options. It is contemplated that prior to Closing, will be granted an additional 15,000 Preo Options, amounting to an additional 30,000 Amalco Options.

(13)

It is contemplated that prior to Closing, will be granted 15,000 Preo Options, amounting to 30,000 Amalco Options.

The number of Amalco Common Shares that will be beneficially owned, directly or indirectly, by all of the directors, officers and senior management of Amalco upon completion of the Arrangement will be 1,579,480 representing approximately 4.2% of the issued and outstanding Amalco Common Shares (assuming there are no Dissenting Shareholders and no Preo Options are exercised).  A further 2,555,312 Amalco Options, representing approximately 6.9% of the issued and outstanding Amalco Common Shares, will be held by the same persons upon completion of the Arrangement, (assuming there are no Dissenting Shareholders and no Preo Options are exercised).

Corporate Cease Trade Orders or Bankruptcies

None of the proposed directors of Amalco is or has been, within the past ten years,

(a)

a director, chief executive officer or chief financial officer of any company (inclusive of Amalco) that:

(i)

was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions under securities legislation for a period of more than 30 consecutive days (an "Order") while the current or proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the current or proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)

a director or executive officer of any company (inclusive of Amalco) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of the proposed directors or officers of Amalco has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

None of the proposed directors or officers of Amalco have in the ten years preceding the date of this Information Circular become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Amalco will be subject to in connection with the operations of Amalco.  In particular, certain of the directors and officers of Amalco are involved in managerial or director positions with other software companies whose operations may, from time to time, be in direct competition with those of Amalco or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Amalco.  See "Directors and Officers" in this Appendix.  In accordance with the ABCA, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with Amalco are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.  In addition, the directors are required to act honestly and in good faith with a view to the best interests of Amalco. Certain of the directors of Amalco have either other employment or other business or time restrictions placed on them and accordingly, these directors of Amalco will only be able to devote part of their time to the affairs of Amalco.

AMALCO OPTION PLAN

By approving the Arrangement Resolutions, the Preo Shareholders and CDG Shareholders will be approving the Amalco Option Plan.  Amalco will implement the Amalco Option Plan, subject to regulatory approval, which will authorize the Amalco Board to issue stock options to directors, officers, employees and consultants of Amalco and its subsidiaries.  The Amalco Option Plan will be administered by the Amalco Board.  Upon completion of the Arrangement, there will be options outstanding to purchase approximately 3,228,989 Amalco Common Shares, which represents the exchange of Preo Options by such holders for Amalco Options.  For a description of the Amalco Option Plan see "Other Matters Considered in the Arrangement Resolutions – Approval of the Amalco Option Plan" in the Information Circular.  A copy of the Amalco Option Plan is set forth in Appendix J to the Information Circular.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and senior officers of Preo and CDG, following the Arrangement, no person or company will beneficially own, directly or indirectly, or exercise control or direction over Amalco Common Shares carrying more than 10% of the voting rights attached to all of the outstanding Amalco Common Shares (assuming there are no Dissenting Shareholders, and no Preo Options are exercised) other than as follows:

Name	Number and Percentage of Preo Shares Beneficially Owned (1)	Number and Percentage of CDG Shares Beneficially Owned (2)	Number and Percentage of Amalco Common Shares Beneficially Owned immediately after the effective date (3)
Foundation Equity Corporation	3,138,626(4) (37.2%)	Nil	11,145,324 (29.8%)

Springbank TechVentures Canadian, L.P. and Springbank TechVentures International, L.P. (acting jointly by their general partner Springbank TechVentures GP Inc.)	2,316,330 (17,7%)	Nil	4,632,660 (12.4%)

First Yellowhead Equities Inc.	1,281,154 (5) (6) (12.4%)	4,259,582 (7) (8) (10.5%)	4,357,413 (9) (11.7%)

Notes:

(1)

Percentage of all outstanding voting shares as at the Effective Time after giving effect to conversion of Preo Preferred Shares and Preo January Debenture into Preo Common Shares.

(2)

Assumes the CDG Consolidation has been effected.

(3)

Assumes the compulsory buyout of CDG shareholders holding less than a Board Lot after giving effect to the CDG Consolidation.

(4)

Also advanced $1,000,000 of the Preo January Debenture.

(5)

Also advanced $150,000 of the Preo January Debenture.

(6)

Robert Ingram, the President and a director of First Yellowhead Equities Inc., also personally holds 93,750 Preo Preferred Shares and advanced $100,000 of the Preo January Debenture.

(7)

Robert Ingram, the President and a Director of First Yellowhead Equities Inc., also personally holds 1,496,000 CDG Common Shares.

(8)

Uncas Production Corporation, of which Robert Ingram is also the President and a director also holds 1,780,000 CDG Common Shares.

(9)

Additional Amalco Common Shares will be held by parties related to First Yellowhead Equities Inc. based on the conversion and/or exchange of the securities identified in notes (5) through (8) above.

AUDITORS, REGISTRAR AND TRANSFER AGENT

Auditors

The auditors of Amalco are expected to be Collins Barrow Calgary LLP, Chartered Accountants, 1400, 777 8 Avenue S.W., Calgary, Alberta  T2P 3R5.

At the Meetings it is proposed that the Preo Shareholders and CDG Shareholders, voting as Amalco shareholders appoint Collins Barrow Calgary LLP, Chartered Accountants, of Calgary as auditors of Amalco to hold office until the next annual meeting of shareholders of Amalco at remuneration to be fixed by the board of directors of Amalco. PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta have acted as auditors of the CDG since April 11, 2005 of CDG up to the financial period ending September 30, 2007. There have been no reportable disagreements between CDG and PricewaterhouseCoopers LLP. The change in auditors is being made with the approval of the audit committee of Preo and the Preo Board.

The change of auditor requirements contained in National Instrument 51-102 of the Canadian Securities Administrators do not apply to the contemplated change of auditors and no reporting package is required to be filed with securities regulators or distributed to shareholders in part because the change is occurring in connection with a takeover or similar transaction involving CDG. See "Other Matters to be acted upon at the CDG Meeting" and "Other Matters to be acted upon at the Preo Meeting" in the Information Circular.

Registrar and Transfer Agent

CDG's registrar and transfer agent is Computershare Trust Company of Canada ("Computershare"), at its principal offices in Calgary, Alberta. There is no registrar or transfer agent for the Preo Shares. It is expected that Amalco will continue to retain Computershare as registrar and transfer agent of Amalco following the completion of the Arrangement.

APPENDIX J

AMALCO OPTION PLAN

J-1

PREO SOFTWARE INC.

STOCK OPTION PLAN

1.

Purpose of the Plan

1.1

The purpose of this stock option plan (the "Plan") is to advance the interests of the Corporation and to attract, retain and motivate persons of desired training, experience and leadership to the Corporation and its Subsidiaries, including their directors, officers, employees and Consultants, and develop the interests of such persons in the growth and development of the Corporation, by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

2.

Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

2.1

"Affiliate" means an affiliate, as such term is defined in the Securities Act (Alberta), of the Corporation.

2.2

"Associate" means an associate, as such term is defined in the Securities Act (Alberta).

2.3

"Board" means the board of directors of the Corporation or, if established and duly authorized to act, the Executive Committee of the board of directors of the Corporation.

2.4

"Committee" means the Compensation Committee of the Board provided that, if at any time the Committee has not been constituted, the Committee shall be deemed for all purposes of the Plan to be the Board.

2.5

"Consultant" means, in relation to the Corporation, an individual or Consultant Company, other than an Employee or a Director of the Corporation, that:

(a)

is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an Affiliate of the Corporation other than services provided in relation to a distribution of the Corporation's securities;

(b)

provides the services under a written contract between the Corporation or the Affiliate and the individual or the Consultant Company;

(c)

in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate of the Corporation; and

(d)

has a relationship with the Corporation or an Affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation.

2.6

"Consultant Company" means for an individual consultant, a company or partnership of which the individual is an employee, shareholder or partner.

2.7

"Corporation" means Preo Software Inc. and includes any successor corporation thereof.

2.8

"Directors" means directors of the Corporation or any Subsidiary.

2.9

"Eligible Corporation" means a corporation all of the issued and outstanding voting shares of which are beneficially owned, directly or indirectly, by a Director, Employee, Management Company Employee or Consultant and/or the spouse, children and/or grandchildren of the foregoing.

2.10

"Eligible Person" means a bona fide:

(a)

Director;

(b)

Employee;

(c)

Management Company Employee;

(d)

Consultant; or

(e)

Eligible Corporation.

2.11

"Employee" means:

(a)

an individual who is considered an employee of the Corporation or a Subsidiary under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(b)

an individual who works full-time for the Corporation or a Subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or

(c)

an individual who works for the Corporation or a Subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source.

2.12

"Exchange" means the Canadian stock exchange where the Shares are listed or quoted, as applicable.

2.13

"Expiry Time" means, with respect to any Option, 5:00 p.m. (Calgary time) on the date upon which such Option will expire.

2.14

"Insider" means an insider, as such term is defined in the Securities Act (Alberta), of the Corporation, other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary, and includes any Associate of such Insider.

2.15

"Investor Relations Activities" means any activities, by or on behalf of the Corporation or shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(a)

the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation:

(i)

to promote the sale of products or services of the Corporation, or

(ii)

to raise public awareness of the Corporation,

that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(b)

activities or communications necessary to comply with the requirements of:

(i)

applicable securities laws;

(ii)

an applicable stock exchange or the by-laws, rules or other regulatory instruments of any other self regulatory body or exchange having jurisdiction over the Corporation;

(c)

communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:

(i)

the communication is only through the newspaper, magazine or publication, and

(ii)

the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(d)

activities or communications that may be otherwise specified by an applicable stock exchange.

2.16

"Management Company Employee" means an individual employed by a person providing management services to the Corporation, which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a person engaged in Investor Relations Activities.

2.17

"Market Price" at any date in respect of the Shares means the closing sale price of the Shares on the Exchange (or, if the Shares are not then listed and posted for trading on the  Exchange, on such stock exchange in Canada on which the Shares are listed and posted for trading as may be selected for such purpose by the Committee) on the trading day on which the option is granted provided that, in the event that the Shares did not trade on such trading day, the Market Price shall be the average of the bid and ask prices in respect of the Shares at the close of trading on such trading day and provided further that, in the event that the Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Committee in its sole discretion.

2.18

"Option" means an option to purchase Shares granted to an Eligible Person under the Plan.

2.19

"Option Price" means the price per Share at which Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Article 8 hereof.

2.20

"Optioned Shares" means the Shares issuable pursuant to an exercise of Options.

2.21

"Optionee" means an Eligible Person to whom an Option has been granted and who continues to hold such Option.

2.22

"Plan" means this Stock Option Plan of the Corporation, as the same may be further amended or varied from time to time.

2.23

"Shares" means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment.

2.24

"Subsidiary" means a subsidiary, as such term is defined in the Securities Act (Alberta), of the Corporation.

3.

Administration of the Plan

3.1

The Plan shall be administered by the Committee.

3.2

The Committee shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)

to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)

to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made by the Committee shall be final, binding and conclusive for all purposes;

(c)

to determine the number of Shares covered by each Option;

(d)

to determine the Option Price of each Option;

(e)

to determine the time or times when Options will be granted and exercisable;

(f)

to determine if the Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option; and

(g)

to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

3.3

A member of the Committee may be entitled to participate in the Plan only if an Option to such member is granted, and the terms and provisions thereof determined, by the Committee without such member of the Committee participating in any manner whatsoever in the granting of an Option to, or the determinations made with respect to, such member of the Committee or to such Option.

3.4

The Committee may, in its discretion, require as conditions to the grant or exercise of any Option that the Optionee shall have:

(a)

represented, warranted and agreed in form and substance satisfactory to the Corporation that such Optionee is acquiring and will acquire such Option and the Shares to be issued upon the exercise thereof or, as the case may be, is acquiring such Shares, for such Optionee's own account, for investment and not with a view to or in connection with any distribution, that such Optionee has had access to such information as is necessary to enable such Optionee to evaluate the merits and risks of such investment and that such Optionee is able to bear the economic risk of investing in the Shares;

(b)

agreed to restrictions on transfer in form and substance satisfactory to the Corporation and to an endorsement on any option agreement or certificate representing the Shares making appropriate reference to such restrictions; and

(c)

agreed to indemnify the Corporation in connection with the foregoing.

3.5

Any Option granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Committee.  Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

4.

Shares Subject to the Plan

4.1

Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance upon the exercise of all Options granted under the Plan, subject to any adjustment of such number pursuant to the provisions of Article 8 hereof, shall not exceed such number of Shares which is equivalent to 15% of the Shares issued and outstanding as of the date the Plan is approved by the shareholders of the Corporation or such greater number of Shares as may be determined by the Board and approved, if required, by the shareholders of the Corporation and by any applicable stock exchange or other regulatory authority.  Optioned Shares in respect of which Options are not exercised shall be available for subsequent Options. No fractional Shares may be purchased or issued under the Plan.

5.

Eligibility, Grant and Terms of Options

5.1

Options may be granted to any Eligible Person in accordance with Section 5.2 hereof.  If an Option is granted to an Eligible Corporation, such Eligible Corporation shall, as a condition precedent to such grant, execute and deliver any document or instrument required by any applicable stock exchange including, in the case of the Exchange, a Form 4F-Certification and Undertaking Required from a Company Granted an Incentive Stock Option.

5.2

Options may be granted by the Corporation pursuant to the recommendations of the Committee from time to time provided and to the extent that such decisions are approved by the Board.

5.3

Subject as herein and otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price, the Expiry Time, the extent to which such Option is exercisable from time to time during the term of the Option and other terms and conditions relating to such Option shall be determined by the Committee.

5.4

Subject to any adjustments pursuant to the provisions of Article 8 hereof, the Option Price of any Option shall in no circumstances be lower than the Market Price on the date on which the grant of the Option is approved by the Committee.  If, as and when any Shares have been duly purchased and paid for under the terms of an Option, such Shares shall be conclusively deemed allotted and issued as fully paid and non-assessable Shares at the price paid therefor.

5.5

The term of an Option shall not exceed five years from the date of the grant of the Option.

5.6

An Option shall be personal to the Optionee and shall be non-assignable and non-transferable (whether by operation of law or otherwise), except as provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of the Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Corporation, cease and terminate and be of no further force or effect whatsoever.

5.7

Notwithstanding Section 5.6 hereof, if the Optionee is an Eligible Corporation, the Option may be transferred or assigned between the Optionee and the Eligible Person associated with the Optionee.

5.8

No Options shall be granted to any Optionee if such grant could result, at any time, in:

(a)

the issuance to any one individual, in any 12 month period of a number of Shares exceeding 5% of the issued and outstanding Shares;

(b)

the issuance to any one Consultant, in any 12 month period, of a number of shares exceeding 2% of the issued and outstanding Shares;

(c)

the issuance to any one Employee conducting Investor Relation Activities, in any 12 month period, of a number of Shares exceeding 2% of the issue and outstanding Shares;

(d)

the number of Shares reserved for issuance pursuant to Options or other stock options granted to Insiders exceeding 10% of the issued and outstanding Shares;

(e)

the issuance to Insiders, within any 12 month period, of a number of Shares exceeding 10% of the issued and outstanding Shares; and

(f)

the issuance to any one Insider and such Insider's Associates, within any 12 month period, of a number of Shares exceeding 5% of the issued and outstanding Shares unless otherwise permitted by any applicable stock exchange.

5.9

Subject to Section 5.10, in the event that no specific determination is made by the Committee, each Option shall, subject to any other specific provisions of the Plan, be exercisable as to a maximum of one thirty-sixth (1/36) of the number of Shares covered by such Option (on a cumulative basis) vesting  immediately and thereafter one thirty-sixth (1/36) of the number of Shares covered by such Option (on a cumulative basis) vesting in each month following the date upon which the Option was granted, in each case on the monthly anniversary of the date the Option was granted.

5.10

In the case of Options issued to Consultants performing Investor Relations Activities, such Options must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

5.11

The Board must, through the establishment of appropriate procedures, monitor the trading in the securities of the Corporation by all Optionees performing Investor Relations Activities.  These procedures may include, for example, the establishment of a designated brokerage account through which such Optionees conduct all trades in the securities of the Corporation or a requirement for such Optionees to file insider trade reports with the Board.

6.

Termination of Employment

6.1

Subject to Sections 6.2 and 6.3 hereof and to any express resolution passed by the Committee with respect to an Option, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person provided that, in the case of termination of employment for any reason, and whether or not for cause, such Option and all rights to purchase Shares thereto shall expire and terminate:

(a)

the Expiry Time;

(b)

60 days following notice of termination of employment unless such Eligible Person was engaged in Investor Relations Activities; or

(c)

30 days following notice of termination of employment if such Eligible Person was engaged in Investor Relations Activities,

whichever is earlier and applicable.

6.2

If, before the expiry of an Option in accordance with the terms thereof, an Optionee shall cease to be an Eligible Person (an "Event of Termination") by reason of the Optionee's retirement at normal retirement age (including early retirement in accordance with the Corporation's then current plans, policies or practices with respect thereto) or as a result of the Optionee's permanent disability, then the Committee, at its discretion, may allow the Optionee to exercise the Option to the extent that the Optionee was entitled to do so at the time of such Event of Termination, at any time up to and including, but not after:

(a)

the Expiry Time;

(b)

90 days following the date of such Event of Termination unless such Eligible Person was engaged in Investor Relations Activities; or

(c)

30 days following the date of such Event of Termination if such Eligible Person was engaged in Investor Relations Activities,

whichever is earlier and applicable.

6.3

If an Optionee dies before the expiry of an Option in accordance with the terms thereof, the Optionee's legal representative(s) may, subject to the terms of the Option and the Plan, exercise the Option to the extent that the Optionee was entitled to do so at the date of the Optionee's death at any time up to and including, but not after:

(a)

the Expiry Time;

(b)

90 days following the date of the Optionee's death unless such Eligible Person was engaged in Investor Relations Activities; or

(c)

30 days following the date of the Optionee's death if such Eligible Person was engaged in Investor Relations Activities,

whichever is earlier and applicable.

6.4

For greater certainty, Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a Director of the Corporation provided that the Optionee continues to be an Eligible Person.

6.5

If the Optionee is an Eligible Corporation, the references to the Optionee in this Article 6 shall be deemed to refer to the Eligible Person associated with such Optionee.

7.

Exercise of Options

7.1

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its principal office in Calgary, Alberta of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full, by cash or cheque, of the Option Price of the Shares then being purchased. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

7.2

Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation's obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

(a)

completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)

the admission of such Shares to listing on any stock exchange on which the Shares may then be listed;

(c)

the receipt from the Optionee of such representations, warranties, agreements and undertakings, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and

(d)

the satisfaction of any conditions on exercise prescribed pursuant to Section 3.4 hereof.

In this connection the Corporation shall, to the extent necessary, take all commercially reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which the Shares are then listed.

7.3

Options shall be evidenced by a stock option agreement, instrument or certificate in such form not inconsistent with this Plan as the Committee may from time to time determine as provided for under Subsection 3.2(g), provided that the substance of Article 5 shall be included therein.  Without restricting the generality of this Section, an initial approval form of stock option agreement is attached as Schedule A to this Plan.

8.

Certain Adjustments

8.1

In the event of any subdivision or redivision of the Shares into a greater number of Shares at any time after the grant of an Option to any Optionee and prior to the Expiry Time, the Corporation shall deliver to such Optionee at the time of any subsequent exercise of such Optionee's Option in accordance with the terms hereof, in lieu of the number of Shares to which such Optionee was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such Optionee would have held as a result of such subdivision or redivision if, on the record date thereof, the Optionee had been the registered holder of the number of Shares to which such Optionee was theretofore entitled upon such exercise.

8.2

In the event of any consolidation of the Shares into a lesser number of Shares at any time after the grant of an Option to any Optionee and prior to the Expiry Time, the Corporation shall deliver to such Optionee at the time of any subsequent exercise of such Optionee's Option in accordance with the terms hereof, in lieu of the number of Shares to which such Optionee was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such Optionee would have held as a result of such consolidation if, on the record date thereof, the Optionee had been registered holder of the number of Shares to which such Optionee was theretofore entitled upon such exercise.

8.3

If at any time after the grant of an Option to any Optionee and prior to the Expiry Time, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Sections 8.1 and 8.2 or, subject to the provisions of Subsection 9.2(a) hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein call the "Successor Corporation") or the Corporation shall pay a stock dividend (other than any dividends in the ordinary course), the Optionee shall be entitled to receive upon the subsequent exercise of such Optionee's Option in accordance with the terms hereof and shall accept in lieu of the number of Shares to which such Optionee was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other consideration from the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or, subject to the provisions of Subsection 9.2(a) hereof, as a result of such consolidation, merger, amalgamation, or stock dividend if, on the record date of such reclassification, reorganization, other change or stock dividend or the effective date of such consolidation, merger or amalgamation or dividend payment, as the case may be, such Optionee had been the registered holder of the number of Shares to which such Optionee was theretofore entitled upon such exercise.

8.4

In the event the Corporation should declare and pay a special cash dividend or other distribution out of the ordinary course, a special dividend in specie on the Shares, or a stock dividend other than in the ordinary course, the Option Price of all Options outstanding on the record date of such dividend or other distribution shall be reduced by an amount equal to the cash payment or other distribution or the fair market value of the dividend in specie or stock dividend or other distribution, as determined by the Committee in its sole discretion but subject to all necessary regulatory approvals.

9.

Amendment or Discontinuance of the Plan

9.1

The Board may amend or discontinue the Plan at any time, provided, however, that no such amendment may materially and adversely affect any Option previously granted to an Optionee without the consent of the Optionee, except to the extent required by law or described in Section 9.4 of the Plan. Any such amendment shall, if required, be subject to the prior approval of, or acceptance by, any stock exchange on which the Shares are listed and posted for trading.

9.2

Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board in implementation thereof:

(a)

in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned Subsidiary) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the Shares of the Corporation or any part thereof shall be made to all or substantially all holders of Shares of the Corporation, the Corporation shall have the right, upon written notice thereof to each Optionee holding Options under the Plan, to permit the exercise of all such Options within the 20 day period next following the date of such notice and to determine that upon the expiration of such 20 day period, all rights of the Optionees to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever;

(b)

in the event of the sale by the Corporation of all or substantially all of the assets of the Corporation as an entirety or substantially as an entirety so that the Corporation shall cease to operate as an active business, any outstanding Option may be exercised as to all or any part of the Optioned Shares in respect of which the Optionee would have been entitled to exercise the Option in accordance with the provisions of the Plan at the date of completion of any such sale at any time up to and including, but not after, the earlier of: (i) the close of business on that date which is 30 days following the date of completion of such sale; and (ii) the Expiry Time; but the Optionee shall not be entitled to exercise the Option with respect to any other Optioned Shares;

(c)

subject to the rules of any applicable stock exchange or other regulatory authority, the Board may, by resolution, advance the date on which any Option may be exercised or extend the Expiry Time provided that the Board shall not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which Options may be exercised by any other Optionee; and

(d)

the Board may, by resolution, but subject to applicable regulatory requirements, decide that any of the provisions hereof concerning the effect of termination of the Optionee's employment shall not apply to any Optionee for any reason acceptable to the Board.

9.3

Notwithstanding the provisions of this Article 9, should changes be required to the Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

9.4

(a)

Without limiting the generality of the foregoing the Board may make any amendment to the Plan or Options previously granted of the following nature without shareholder approval unless specifically directed otherwise by the Exchange or any regulatory body having jurisdiction from time to time:

(i)

reduce the number of Shares under Option;

(ii)

increase the Option Price; or

(iii)

cancel an Option;

(b)

The Board may amend the other terms of an Option or the Plan only where the acceptance of the Exchange is obtained and the following requirements are satisfied:

(i)

if the Optionee is an Insider of the Corporation at the time of the amendment, the Corporation obtains disinterested shareholder approval as required by the Exchange;

(ii)

the Option Price can be amended only if at least six months have elapsed since the later of the date of commencement of the term of the Option, the date the Shares commenced trading, or the date the Option Price was last amended;

(iii)

any extension of the length of the term of the Option is treated as a grant of a new Option, which must comply with pricing and other requirements of the policies of the Exchange.  The term of an Option cannot be extended so that the effective term of the Option exceeds 5 years in total.  An Option must be outstanding for at least one year before the Corporation can extend its term; and

(iv)

the Exchange must accept a proposed amendment before the amended Option is exercised.

10.

Miscellaneous Provisions

10.1

An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until the date of issuance of a certificate for Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such shares certificate is issued.

10.2

Nothing in the Plan or any Option shall confer upon an Optionee any right to continue or be re-elected as a Director or any right to continue in the employ of the Corporation or any Subsidiary, or affect in any way the right of the Corporation or any Subsidiary to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Subsidiary to extend the employment of any Optionee beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary or any present or future retirement policy of the Corporation or any Subsidiary, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

10.3

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

11.

Shareholder and Regulatory Approval

11.1

The Plan shall be subject to ratification by the shareholders of the Corporation to be effected by a resolution passed at a meeting of the shareholders of the Corporation, and to acceptance by the Exchange and any other relevant regulatory authority.  Any Options granted under the Plan prior to such ratification and acceptance shall be conditional upon such ratification and acceptance being given and no such Options may be exercised unless and until such ratification and acceptance are given.

11.2

Any material amendment to an Option held by a person that is an Insider at the time of the proposed amendment, including a change in the Option Price or Expiry Time, must be approved by a majority of votes cast at a meeting of shareholders other than votes attaching to securities beneficially owned by the Insiders and any of their Associates.

12.

Transition

12.1

A stock option agreement entered into prior to the effective date of this Plan that remains outstanding on the effective date of this Plan shall continue in full force and effect under the terms of this Plan.  Upon the approval of this Plan by the shareholders of the Corporation, all previous stock option plans, if any, shall be rescinded.

13.

Tax Election

13.1

Where an Option is exercised by a Eligible Person to acquire Shares and such Eligible Person is desirous of making a deferral election pursuant to subsection 7(10) of the Income Tax Act (Canada), such Eligible Person shall forward the election, in the prescribed form and manner, and within the prescribed time, to the Corporation.  The Corporation shall not be liable for any late-filed election forms or forms which are improperly completed.

14.

Withholdings

14.1

The Corporation or any of its Subsidiaries may withhold from any amount payable to a Eligible Person, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Corporation or the Subsidiary will be able to comply with the applicable provisions of any federal, provincial or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of an Eligible Person.

15.

Effective Date

15.1

This Plan shall become effective as of the date set out below.

Dated ·, 2008

SCHEDULE A

TO THE PREO SOFTWARE INC.  STOCK OPTION PLAN

THIS STOCK OPTION AGREEMENT made the _____ day of _________ , 20___.

BETWEEN:

PREO SOFTWARE INC.,

a corporation subsisting under the laws of Alberta,

(hereinafter called the "Corporation")

- and -

_______________________________________

(Name)

________________________________________

________________________________________
(Address)

(hereinafter called the "Optionee")

WHEREAS:

A.

The Corporation has established a Stock Option Plan (the "Plan") for Eligible Persons;

B.

The Optionee is an Eligible Person under the Plan and the Committee has recommended and the Board has authorized the granting by the Corporation of an option to the Optionee pursuant to and in accordance with the provisions of the Plan on the terms hereinafter set forth;

NOW THEREFORE THIS OPTION AGREEMENT WITNESSES that in consideration of other good and valuable consideration and the sum of $1.00 now paid by the Optionee to the Corporation (the receipt and sufficiency of which are hereby acknowledged by the Corporation), it is agreed by and between the parties hereto as follows:

1.

In this Option Agreement and in any amendments thereto, the capitalized terms not otherwise defined below shall have the meanings ascribed to them in the Plan:

(a)

"Committee" has the meaning ascribed thereto in the Plan;

(b)

"Exercise Period" in respect of the Option shall mean the respective period prescribed by section 3 in respect of which the Option may be exercised;

(c)

"Execution Date" means the date on which this Option Agreement is executed by the Optionee;

(d)

"Expiry Time" means 5:00 p.m. (Calgary time) on the____ day of __________, 20__;

(e)

"Grant Date" means the date of this Option Agreement;

(f)

"Option" means the option to purchase Shares granted pursuant to this Option Agreement and the Plan;

(g)

"Option Price" means the price per Share set forth in section 2 hereof at which Shares may be purchased under the Option, as the same may be adjusted from time to time in accordance with section 11 hereof;

(h)

"Optioned Shares" means the Shares issuable pursuant to the exercise of the Options as set forth in section 2 hereof;

(i)

"Plan" means the Preo Software Inc. Option Plan, as the same may be further amended or varied from time to time;

(j)

"Public Take-Over Bid" means any of the following:

(i)

a take-over bid for the Shares made through the facilities of any stock exchange in Canada under the governing rules and regulations of such stock exchange; or

(ii)

a bid for the Shares in respect of which a take-over bid circular is prepared and delivered to holders thereof pursuant to the provisions of the securities legislation of any province of Canada;

(k)

"Shares" means the common shares of the Corporation or, in the event of an adjustment contemplated by Section 11 hereof, such other shares or securities to which the Optionee may be entitled upon the exercise of the Option as a result of such adjustment; and

(l)

"Subsidiary" in relation to the Corporation, has the meaning provided in the Securities Act (Alberta).

2.

The Corporation hereby grants to the Optionee, subject to the provisions of this Option Agreement and the Plan, an option to purchase ________________ Shares at the subscription price of $________ per Share.  If the Optionee is a company, it shall, as a condition precedent to such grant, execute and deliver any document or instrument required by any applicable stock exchange including, in the case of the Exchange, a Form 4F-Certification and Undertaking Required from a Company Granted an Incentive Stock Option.

3.

The Optionee shall, subject to the provisions of this Option Agreement and the Plan, have the right to exercise the Option with respect to a maximum of one thirty-sixth (1/36) of the Optioned Shares (on a cumulative basis) vesting  immediately and thereafter one thirty-sixth (1/36) of the number of Shares covered by such Option (on a cumulative basis) vesting in each month following the Grant Date, in each case on the monthly anniversary of the date Grant Date.

4.

Subject to the provisions of this Option Agreement and the Plan and except as provided in section 5 hereof, the Option may be exercised from time to time during the respective Exercise Period in respect thereof by delivery by the Optionee to the Corporation at its principal office in Calgary, Alberta of a written notice of exercise and by the Optionee making payment for the Optioned Shares as hereinafter provided.  Such notice shall specify the number of Optioned Shares in respect of which the Option is being exercised and shall be accompanied by cash or a certified cheque payable to the Corporation for the full Option Price for the number of Optioned Shares so specified.  Upon receipt of such notice and accompanying payment, the Corporation shall forthwith instruct the Corporation's transfer agent and registrar to deliver to the Optionee (or as otherwise directed in the notice exercising the Option) within five days thereafter a certificate or certificates in the name of the Optionee for the number of Optioned Shares in respect of which the Option is being exercised.  The Option shall be deemed to have been exercised with respect to the number of Optioned Shares specified in such notice on the date that payment of the Option Price for such number of Optioned Shares is received by the Corporation and the Optioned Shares so issued shall be issued as fully paid and non-assessable shares.  The form of notice to exercise is attached hereto as Appendix 1.

5.

In the event that a Public Take-Over Bid is made for the Shares of the Corporation at any time after the Grant Date, the Optionee, from and after commencement of the Public Take-Over Bid to and including 30 days after the last date upon which an offeror under such Public Take-Over Bid or a third party or parties that has made a competing Public Take-Over Bid takes up and pays for Shares of the Corporation, shall have the right to exercise the Option for all at any time or part from time to time of the Optioned Shares in respect of which the Option has not been exercised by the Optionee hereunder prior to commencement of the Public Take-Over Bid, including in respect of Optioned Shares that, but for this section 5, the Option would not otherwise be exercisable at such time.

6.

At the Expiry Time the Option shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the Optioned Shares in respect of which the Option has not then been exercised.

7.

The Option and this Option Agreement is personal to the Optionee and non-assignable and non-transferable (whether by operation of law or otherwise), except as provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this Option contrary to the provisions hereof or of the Plan, or upon the levy of any attachment or similar process upon the Option, the Option shall, at the election of the Corporation cease and terminate and be of no further force or effect whatsoever.

8.

(a) Subject to Sections 8(b) and (c) hereof and to any express resolution passed by the Committee with respect to the Option, the Option and all rights to purchase Shares pursuant hereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person provided that, in the case of termination of employment for any reason, and whether or not for cause, the Option and all rights to purchase Shares pursuant hereto shall expire and terminate:

(i)

the Expiry Time;

(ii)

60 days following notice of termination of employment unless such Eligible Person was engaged in Investor Relations Activities; or

(iii)

30 days following notice of termination of employment if such Eligible Person was engaged in Investor Relations Activities,

whichever is earlier and applicable.

9.

(b)

Notwithstanding Section 8(a) above, if, before the expiry of the Option in accordance with the terms hereof, the Optionee shall cease to be an Eligible Person (an "Event of Termination") by reason of his or her retirement at normal retirement age (including early retirement in accordance with the Corporation's then current plans, policies or practices with respect thereto) or as a result of his or her permanent disability, then the Committee, at its discretion, may allow the Optionee to exercise the Option to the extent that he or she was entitled to do so at the time of such Event of Termination, at any time up to and including, but not after:

(i)

the Expiry Time;

(ii)

90 days following the date of such Event of Termination unless such Eligible Person was engaged in Investor Relations Activities; or

(iii)

30 days following the date of such Event of Termination if such Eligible Person was engaged in Investor Relations Activities,

whichever is earlier and applicable.

(c)

Notwithstanding section 8(a), if the Optionee dies before the expiry of the Option in accordance with the terms hereof, the Optionee's legal representative(s) may, subject to the terms of the Option and the Plan, exercise the Option to the extent that the Optionee was entitled to do so at the date of his or her death at any time up to and including, but not after:

(i)

the Expiry Time;

(ii)

90 days following the date of the Optionee's death unless such Eligible Person was engaged in Investor Relations Activities; or

(iii)

30 days following the date of the Optionee's death if such Eligible Person was engaged in Investor Relations Activities,

whichever is earlier and applicable.

(d)

For greater certainty, the Option shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a Director provided that the Optionee continues to be an Eligible Person.

10.

If at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to the Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the exercise of the Option or the issuance or purchase of Shares hereunder, the Option may not be exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Committee and nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval provided that the Corporation shall, to the extent necessary, take all commercially reasonable steps in such regard. The Corporation's obligation to issue Shares to the Optionee pursuant to an exercise of the Option shall also be subject to:

(i)

the receipt from the Optionee of such representations, warranties, agreements and undertakings, as the Committee may from time to time determine to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and

(ii)

the Optionee agreeing to any restrictions on transfer of the Optioned Shares in form and substance satisfactory to the Committee and to an endorsement on any certificate representing Optioned Shares making appropriate reference to such restrictions as the Committee may in its discretion from time to time consider necessary or advisable.

11.

(a)

In the event of any subdivision or redivision of the Shares into a greater number of Shares at any time after the Grant Date and prior to the Expiry Time, the Corporation shall deliver to the Optionee at the time of any subsequent exercise of the Option in accordance with the terms hereof, in lieu of the number of Shares to which the Optionee was theretofore entitled upon such exercise, but for the same aggregate Option Price payable therefor, such number of Optioned Shares as the Optionee would have held as a result of such subdivision or redivision if, on the record date thereof, the Optionee had been the registered holder of the number of Optioned Shares to which the Optionee was theretofore entitled upon such exercise.

(b)

In the event of any consolidation of the Shares into a lesser number of Shares at any time after the Grant Date and prior to the Expiry Time, the Corporation shall deliver to the Optionee at the time of any subsequent exercise of the Option in accordance with the terms hereof, in lieu of the number of Optioned Shares to which the Optionee was theretofore entitled upon such exercise, but for the same aggregate Option Price therefor, such number of Optioned Shares as such Optionee would have held as a result of such consolidation if, on the record date thereof, the Optionee had been registered holder of the number of Optioned Shares to which the Optionee was theretofore entitled upon such exercise.

(c)

If at any time after the Grant Date and prior to the Expiry Time, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Sections 10(a) and (b) or, subject to the provisions of section 14(b) hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein call the "Successor Corporation") or the Corporation shall pay a stock dividend (other than any dividends in the ordinary course), the Optionee shall be entitled to receive upon the subsequent exercise of the Option in accordance with the terms hereof and shall accept in lieu of the number of Shares to which the Optionee was theretofore entitled upon such exercise but for the same aggregate Option Price therefor, the aggregate number of shares of the appropriate class and/or other consideration from the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or, subject to the provisions of Section 14(b) hereof, as a result of such consolidation, merger, amalgamation, or stock dividend if, on the record date of such reclassification, reorganization, other change or stock dividend or the effective date of such consolidation, merger or amalgamation or dividend payment, as the case may be, the Optionee had been the registered holder of the number of Shares to which the Optionee was theretofore entitled upon such exercise.

(d)

In the event the Corporation should declare and pay a special cash dividend or other distribution out of the ordinary course, a special dividend in specie on the Shares, or a stock dividend other than in the ordinary course, the Option Price after such event shall be reduced by an amount equal to the cash payment or other distribution or the fair market value of the dividend in specie or stock dividend or other distribution, as determined by the Committee in its sole discretion but subject to all necessary regulatory approvals.

12.

Nothing herein contained or done pursuant hereto shall obligate the Optionee to purchase and/or pay for or obligate the Corporation to issue any Optioned Shares except those in respect of which the Optionee shall have exercised the Option in the manner hereinbefore provided.

13.

The Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Optioned Shares (including, without limitation, any right to receive dividends or other distributions in respect thereof) until the date of issuance of a certificate for Shares upon the exercise of the Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

14.

Nothing in the Plan or this Option Agreement shall confer upon the Optionee any right to continue or be re-elected as a director of the Corporation or any right to continue in the employ of the Corporation or any Subsidiary, or affect in any way the right of the Corporation or any Subsidiary to terminate his or her employment at any time; nor shall anything in the Plan or this Option Agreement be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Subsidiary to extend the employment of the Optionee beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary or any present or future retirement policy of the Corporation or any Subsidiary, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

15.

(a) Subject to compliance with the terms and conditions of the Plan, this Option Agreement may be amended, modified, terminated or otherwise changed, in whole or in part, in any manner by the Corporation at any time and from time to time, provided that:

(i)

the Optionee shall be advised by the Corporation of any such amendments, modifications, terminations or changes, unless they are immaterial or non-substantive; and

(ii)

except to the extent required by law, any such amendment, modification or change shall not be effective unless consented to in writing by the Optionee.

The Plan may be terminated or discontinued in whole or in part by the Corporation at any time, without prior notice to, or the consent of, the Optionee, provided that, except to the extent required by law, such termination shall not affect the Option unless consented to in writing by the Optionee.

(b)

Notwithstanding anything contained to the contrary in this Option Agreement:

(i)

in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned Subsidiary) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the Shares of the Corporation or any part thereof shall be made to all or substantially all holders of Shares of the Corporation, the Corporation shall have the right, upon written notice thereof to the Optionee, to permit the Optionee to exercise the Option in whole or in part within the 20 day period next following the date of such notice and to determine that upon the expiration of such 20 day period, all rights of the Optionee to the Option or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever; and

(ii)

in the event of the sale by the Corporation of all or substantially all of the assets of the Corporation as an entirety or substantially as an entirety so that the Corporation shall cease to operate as an active business, the Option may be exercised as to all or any part of the Optioned Shares in respect of which the Optionee would have been entitled to exercise the Option in accordance with the provisions of the Plan and this Option Agreement at the date of completion of any such sale at any time up to and including, but not after, the earlier of: (i) the close of business on that date which is 30 days following the date of completion of such sale; and (ii) the Expiry Time; but the Optionee shall not be entitled to exercise the Option with respect to any other Optioned Shares.

(c)

Notwithstanding the provisions of this Section 15, should changes be required to the Plan by any securities commission, stock exchange or other government or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan and this Option Agreement as are necessary to conform with such requirement and are approved by the Corporation.

16.

By execution of this Option Agreement and acceptance of the Option hereby granted, the Optionee hereby certifies to the Corporation that the Optionee was not induced to participate in the Plan by expectations of employment or continued employment with the Corporation or a Subsidiary and represents and warrants that the Optionee is an Eligible Person, is acquiring and will acquire the Option and the Optioned Shares for the Optionee's own account, for investment and not with a view to or in connection with any distribution, that the Optionee has had access to such information as is necessary to enable the Optionee to evaluate the merits and risks of such investment and that the Optionee is able to bear the economic risk of investing in such Shares.

17.

Time shall be of the essence of this Option Agreement.

18.

Notwithstanding Section 7 hereof, if the Optionee is an Eligible Corporation, the Option and this Option Agreement may be transferred or assigned between the Optionee and the Eligible Person associated with the Optionee provided the Optionee delivers notice to the Corporation prior to the assignment.

19.

This Option Agreement shall enure to the benefit of and be binding upon the Corporation and its successors and assigns and shall also enure to the benefit of and be binding upon the Optionee and his, her or its heirs, executors, administrators, legal personal representatives, successors or permitted assigns.

20.

If the Optionee is an Eligible Corporation, references to the Optionee in Sections 8, 14 and 16 of this Option Agreement shall be deemed to refer to the Eligible Person associated with the Optionee.

21.

This Option Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF this Option Agreement has been executed by the parties hereto.

PREO SOFTWARE INC.
Per:

(Witness)		(Signature of Optionee)

APPENDIX 1 to STOCK OPTION AGREEMENT
OPTION EXERCISE FORM

TO:

PREO SOFTWARE INC.

202, 3553 – 31st Street N.W.
Calgary, Alberta  T2L 2K7
Attention:  Corporate Secretary

The undersigned hereby irrevocably exercises the right to purchase and subscribe for Common Shares of Preo Software Inc. pursuant to the terms of a stock option agreement between Preo Software Inc., and the undersigned.  Full particulars of this exercise are as set forth below:

DATE OF STOCK OPTION AGREEMENT:

EXERCISE PRICE PER OPTION SHARE:	$ Common Share

TOTAL EXERCISE PRICE:	$

NUMBER OF OPTIONS AVAILABLE FOR EXERCISE:

NUMBER OF OPTIONS EXERCISED:

NUMBER OF OPTIONS AVAILABLE FOR EXERCISE FOLLOWING THIS EXERCISE:

The undersigned confirms that a cheque or bank draft in payment of the Total Exercise Price is submitted with this Option Exercise Form.

The undersigned hereby directs that the Common Shares of Preo Software Inc. hereby acquired by this Option Exercise Form be registered, issued and delivered as follows:

REGISTRATION INSTRUCTIONS:

DELIVERY INSTRUCTIONS:

The undersigned acknowledges that the exercise of this option may represent a taxable benefit or have other tax implications, and that Preo Software Inc. has the authority and the obligation to deal with this option exercise according to applicable taxation laws.  Any taxable benefit will be calculated using the difference between the exercise price and the most recent closing price of Preo Software Inc. common shares on the applicable stock exchange prior to the date of receipt of this notice by Preo Software Inc.

DATED the __________ day of ___________________, 20___.

Signature of Witness	Signature of Optionee

APPENDIX K

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Pursuant to the ABCA, Shareholders have the right to dissent in respect of the Arrangement.  Such right of dissent is described in the Information Circular.  The full text of Section 191 of the ABCA is set forth below.

191(1)

Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)

amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)

amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c)

amalgamate with another corporation, otherwise than under section 184 or 187,

(d)

be continued under the laws of another jurisdiction under section 189, or

(e)

sell, lease or exchange all or substantially all its property under section 190.

(2)

A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)

In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)

A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)

at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6)

An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)

by the corporation, or

(b)

by a shareholder if the shareholder has sent an objection to the corporation under subsection (5), to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7)

If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

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(8)

Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)

at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)

within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)

Every offer made under subsection (7) shall

(a)

be made on the same terms, and

(b)

contain or be accompanied with a statement showing how the fair value was determined.

(10)

A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)

A dissenting shareholder

(a)

is not required to give security for costs in respect of an application under subsection (6), and

(b)

except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)

In connection with an application under subsection (6), the Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)

the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)

the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)

the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)

the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)

the service of documents, and

(g)

the burden of proof on the parties.

(13)

On an application under subsection (6), the Court shall make an order

(a)

fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)

giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c)

fixing the time within which the corporation must pay that amount to a shareholder.

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(14)

On

(a)

the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c)

the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)

Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)

Until one of the events mentioned in subsection (14) occurs,

(a)

the shareholder may withdraw the shareholder's dissent, or

(b)

the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)

If subsection (20) applies, the corporation shall, within 10 days after

(a)

the pronouncement of an order under subsection (13), or

(b)

the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)

Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)

A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)

the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)

the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

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